





CELEBRATING
135
YEARS
1888-2023

2022
ANNUAL REPORT

AND NOTICE OF ANNUAL MEETING TO SHAREHOLDERS

At a **Glance**

Founded in 1888, **Hubbell Incorporated** is a best-in-class provider of high quality, reliable electrical and utility solutions for a broad range of customer and end market applications.



TOTAL SALES
2022

$4.9B

UTILITY SOLUTIONS SEGMENT
NET SALES

$2.9B

Hubbell Utility Solutions ("HUS") consists of businesses that design, manufacture, and sell a wide variety of electrical distribution, transmission, substation, and telecommunications products.

ELECTRICAL SOLUTIONS SEGMENT
NET SALES

$2.0B

Hubbell Electrical Solutions ("HES") consists of businesses that design, manufacture, and sell stock and custom electrical products including wiring device products, rough-in electrical products, connector and grounding products, as well as other electrical equipment.

OPERATIONS HIGHLIGHTS *(As of December 31, 2022)*



SHELTON, CT
HEADQUARTERS

16,300
EMPLOYEES

48
MANUFACTURING LOCATIONS

10
WAREHOUSE LOCATIONS

12
COUNTRIES OF OPERATION

PERFORMANCE HIGHLIGHTS[1]

Net Sales
($ Billions)



2022 — $4.9
2021 — $4.2
2020 — $3.7

Adjusted Diluted EPS[2]



2022 — $10.62
2021 — $8.05
2020 — $7.14

Free Cash Flow[2]
($ Millions)



2022 — $507
2021 — $424
2020 — $520

(1)   These performance highlights represent the results of continuing operations. See Note 2 in the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 9, 2023 for further details.

(2)   Adjusted diluted earnings per share and free cash flow are non-GAAP financial measures. A reconciliation to the comparable GAAP financial measures can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 9, 2023.

A Letter to **Our Shareholders**



GERBEN W. BAKKER

Chairman, President and Chief Executive Officer, Hubbell Incorporated

2022 was a strong year for Hubbell, one in which we delivered for our customers while investing in the Company's future and driving returns for our shareholders.

STRONG FINANCIAL PERFORMANCE[1]

In 2022 we had record sales of $4.9 billion, record adjusted diluted earnings per share[2] of $10.62 and free cash flow[2] of $507 million. Hubbell increased its dividend by 7% in 2022, representing the 15th consecutive year of a dividend increase.

We also executed a balanced and efficient capital allocation program, repurchasing $182 million in shares of Hubbell and investing over $177 million in acquisitions and $129 million in capital expenditure and restructuring projects to more effectively serve customers while driving growth to the top and bottom line.

2022 HIGHLIGHTS

After closing on the sale of Hubbell's commercial and industrial lighting business in February, 2022 for a sale price of $350 million, we grew our business with three acquisitions in the second half of 2022 – PCX Holdings LLC, Ripley Tools and REF Automation.

We saw unprecedented order demand from our customers across both our Electrical and Utility segments in 2022, as grid modernization and electrification continue to drive demand for Hubbell products and solutions. Hubbell's unique, leading positions across the energy infrastructure are enabling us to solve critical infrastructure problems for our utility and electrical customers in front of and behind the meter.

In 2022 we opened a new manufacturing facility in Oklahoma City, Oklahoma for our enclosures, gas and related product businesses. This new facility, our largest manufacturing facility in the US, consolidates locations while bringing together efficient processes and an increased ability to deliver to our customers.

We also accelerated our innovation efforts, optimizing investment into larger scale, strategic innovation projects. We believe these investments will drive Hubbell's long-term organic growth profile and position the company to continue to capitalize on attractive megatrends in grid modernization and electrification.

LOOKING AHEAD

2023 is Hubbell's 135th anniversary, and I look forward to all of the opportunities for our business, our customers, employees, shareholders and partners. The key to our success continues to be our over 16,000 employees around the world. Their dedication, support and resiliency drive everything we do.

We are well positioned to continue executing on our strategy of solving critical infrastructure problems through reliable and efficient utility and electrical solutions. We will continue to drive value from our positions across the energy infrastructure to grow our business, operate efficiently, innovate and serve our stakeholders.

I thank you for your continued support and investment in Hubbell.

Gerben W. Bakker

Chairman, President and Chief Executive Officer

March 20, 2023

$4.9B
NET SALES

$507M
FREE CASH FLOW[2]

$10.62
ADJUSTED DILUTED EARNINGS PER SHARE[2]

---

(1) Represents the results of continuing operations. See Note 2 in the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 9, 2023 for further details.

(2) Adjusted diluted earnings per share and free cash flow are non-GAAP financial measures. A reconciliation to the comparable GAAP financial measures can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 9, 2023.

About **Hubbell**

Recognized for our innovation, quality, and deep commitment to serving our customers for 135 years, Hubbell Incorporated ("Hubbell") is a best-in-class provider of high quality, reliable electrical and utility solutions for a broad range of customer and end market applications.

UTILITY **SOLUTIONS**

IN FRONT OF THE METER

UTILITY	TRANSMISSION	DISTRIBUTION

In Front of the Meter is where utilities transmit and distribute energy to their customers. This is the backbone of the grid.


RENEWABLES


ELECTRICITY


GAS


WATER


TELCOM

THE EDGE

COMMUNICATIONS AND CONTROLS

The Edge consists of smart meters and communication systems which connect utilities with owner / operators and allow energy and data to be distributed back and forth.



RENEWABLES

TELCOM

ELECTRICITY

GAS

WATER

Our Strategy

Our strategic focus is on delivering a comprehensive suite of leading-edge, high-quality electrical and utility solutions. We seek to achieve this through acquisitions of complementary businesses in established markets, as well as by investing in new product development to help our existing products retain their market leadership.

Our Solutions

Our reporting segments, Hubbell Utility Solutions ("HUS") and Hubbell Electrical Solutions ("HES"), support the energy infrastructure and empower and energize communities through innovative solutions In Front Of The Meter, On The Edge, and Behind The Meter.

ELECTRICAL **SOLUTIONS**



BEHIND THE METER

DIVERSIFIED APPLICATIONS	OWNER/OPERATOR	
Behind the Meter is where owners and operators of buildings and other critical infrastructure consume energy.	RESIDENTIAL	NON-RESIDENTIAL
	LIGHT INDUSTRIAL	HEAVY INDUSTRIAL



NON-RESIDENTIAL

HEAVY INDUSTRIAL

LIGHT INDUSTRIAL

RESIDENTIAL

Board of Directors



1 **Gerben W. Bakker**

Chairman, President and Chief Executive Officer of the Company.

Board Committee:
- **Executive, Chair**

2 **Carlos M. Cardoso**

Retired Chairman of Garrett Motion Inc. (Transportation systems).

Board Committees:
- **Compensation**
- **Nominating and Corporate Governance**

3 **Anthony J. Guzzi**

Chairman, President and Chief Executive Officer of EMCOR Group, Inc. (Mechanical, electrical construction and facilities services).

Board Committees:
- **Compensation**
- **Executive, Lead Director**
- **Finance**
- **Nominating and Corporate Governance**

4 **Rhett A. Hernandez**

President of CyberLens, LLC (Cybersecurity and strategic planning firm).

Board Committees:
- **Audit**
- **Finance**

5 **Neal J. Keating**

Retired Chairman, President and Chief Executive Officer of Kaman Corporation (Aerospace and industrial distribution).

Board Committees:
- **Compensation**
- **Executive**
- **Nominating and Corporate Governance, Chair**

6 **Bonnie C. Lind**

Retired Senior Vice President, Chief Financial Officer and Treasurer of Neenah, Inc. (Global manufacturer of technical specialties products, fine paper and packaging).

Board Committees:
- **Audit, Chair**
- **Executive**
- **Nominating and Corporate Governance**

7 **John F. Malloy**

Chairman, Retired President and Chief Executive Officer of Victaulic Company (Mechanical pipe joining systems).

Board Committees:
- **Audit**
- **Executive**
- **Finance, Chair**

8 **Jennifer M. Pollino**

Executive coach and consultant with JMPollino, LLC (Leadership development, talent management and succession planning firm).

Board Committees:
- **Audit**
- **Compensation**

9 **John G. Russell**

Chairman of the Boards of CMS Energy Corporation and Consumers Energy Company (Electric and natural gas utility).

Board Committees:
- **Compensation, Chair**
- **Executive**
- **Finance**
- **Nominating and Corporate Governance**



2023

Proxy Statement



Notice of 2023 Annual Meeting of Shareholders

MEETING INFORMATION

Date and Time
Tuesday, May 2, 2023 at 9:00 a.m.

Location
Hubbell Incorporated
40 Waterview Drive, Shelton, CT 06484

Record Date
March 3, 2023

Your proxy is being solicited for the Annual Meeting of Shareholders (the "Annual Meeting") of Hubbell Incorporated ("Hubbell" or the "Company"), or any adjournment, continuation, or postponement of the Annual Meeting, on behalf of the Board of Directors of the Company (the "Board"). Hubbell pays the cost of soliciting your proxy. On March 20, 2023, we mailed a Notice of the Internet Availability of Proxy Materials to all shareholders of record advising that they could view all of the proxy materials (Proxy Statement, Proxy Card and Annual Report on Form 10-K) online at **www.proxyvote.com** free of charge, or request in writing a paper or email copy of the proxy materials free of charge. We encourage all shareholders to access their proxy materials online to reduce the environmental impact and cost of our proxy solicitation. You may request a paper or email copy of the materials using any of the following methods:

- By Internet: Go to www.proxyvote.com
- By Phone: 1-800-579-1639
- By Email: sendmaterial@proxyvote.com

How To Vote

Your vote is important. Please vote as soon as possible by one of the methods shown below. Make sure to have your proxy card, voting instruction form, or notice of Internet availability in hand and follow the instructions.



BY TELEPHONE
You can vote your shares toll-free by calling 1-800-690-6903.



ONLINE
You can vote your shares online at proxyvote.com.



BY MAIL
If you have requested a paper copy of the proxy materials, complete, sign, date and return your proxy card in the prepaid envelope.



IN PERSON
Shareholders who attend the Annual Meeting may request a ballot and vote in person. If you are a beneficial owner of shares, you must obtain a legal proxy from your broker, bank or record holder and present it to the inspectors of election with your ballot to be able to vote at the meeting.



BY SCANNING
You can vote your shares online by scanning the QR code on your proxy card. You will need the 16-digit control number on your proxy card.

You may revoke your proxy at any time prior to its use by any of the following methods:

- Delivering to the Secretary of the Company written instructions revoking your proxy;
- Delivering an executed proxy bearing a later date than your prior voted proxy; or
- If you voted by Internet or telephone, by recording a different vote on the Internet website or by telephone.

If you hold your shares in street name, you must follow the instructions of your broker, bank, or other nominee to revoke your voting instructions.

Items of Business

PROPOSAL 1
Election of 9 directors.

PROPOSAL 2
Say on Pay: advisory vote on the compensation of the named executive officers.

PROPOSAL 3
Say When on Pay: advisory vote on the frequency with which named executive officer compensation will be subject to a shareholder vote.

PROPOSAL 4
Ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2023.

In addition, any other business properly presented may be acted upon at the meeting.

Record Date

If you were a shareholder of record at the close of business on March 3, 2023, you will be entitled to notice and to vote at the Annual Meeting.

By order of the Board,

Katherine A. Lane

Katherine A. Lane
Senior Vice President, General Counsel and Secretary
March 20, 2023

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 2, 2023.

This Notice of Annual Meeting and Proxy Statement and the Company's Annual Report on Form 10-K for the year ended 2022 are available at www.proxyvote.com. Have your Notice of the Internet Availability of Proxy Materials or proxy card in hand when you go to the website.

Table of **Contents**

WHAT'S NEW

Proxy Summary

This Proxy Summary highlights selected information contained in this Proxy Statement. It does not contain all the information that you should consider to determine your vote. You should read the entire Proxy Statement carefully before voting.

Annual Shareholders Meeting

DATE: May 2, 2023

TIME: 9:00 a.m.

MEETING AGENDA: The meeting will cover the proposals listed under voting matters and vote recommendations below, and any other business that may properly come before the meeting.

PLACE: Hubbell Incorporated,
40 Waterview Drive, Shelton, CT 06484

RECORD DATE: March 3, 2023

MAILING DATE: This Proxy Statement was first mailed to shareholders on or about March 20, 2023.

VOTING: Shareholders as of the record date are entitled to vote. Each share of Common Stock of Hubbell Incorporated (the "Company") is entitled to one vote for each director nominee and one vote for each of the proposals.

Voting Matters and Vote Recommendations

A quorum is required to transact business at the Annual Meeting. The presence of the holders of Common Stock, in person or by proxy, representing a majority of the voting power of the Company's outstanding shares constitutes a quorum for the Annual Meeting. Abstentions and broker non-votes are counted as present for quorum purposes.

Proposal	Board's Voting Recommendation	Page
Proposal 1 – Election of Directors	✓ **FOR** each Nominee	**10**
Proposal 2 – Advisory vote to approve Named Executive Officer compensation ("Say on Pay" vote)	✓ **FOR**	**32**
Proposal 3 – Advisory vote to approve the frequency with which Named Executive Officer compensation will be subject to a shareholder vote ("Say When on Pay" vote)	✓ **FOR** One (1) Year	**33**
Proposal 4 – Ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal year 2023	✓ **FOR**	**72**

The Company does not intend to present any business at the Annual Meeting other than the items described in the Proxy Statement and has no information that others will do so. The proxies appointed by our Board of Directors (and named on your Proxy Card) will vote all shares as the Board recommends above unless you instruct otherwise when you vote. If a matter not described in this Proxy Statement is properly presented at the Annual Meeting, the named proxies will have the discretion to vote your shares in their judgment.

Our Vision and Values

Hubbell is a global manufacturer of high quality, reliable electrical and utility solutions for a broad range of customer and end market applications in the Electrical Solutions and Utility Solutions segments. Hubbell is committed to doing business in ways that are principled, transparent, and accountable to our shareholders. We believe doing so generates long-term value.


Our Vision is to be an exceptional supplier, a valued investment, and a rewarding employer. Our commitment is underscored by the four pillars that guide us as a company.




SERVE OUR CUSTOMERS



OPERATE WITH DISCIPLINE



GROW THE ENTERPRISE



DEVELOP OUR PEOPLE

2022 Performance Highlights

We delivered on our commitments to shareholders.

We measure our progress not only in terms of our financial accomplishments, but in the best interests of our shareholders, suppliers, customers, employees, and the communities in which we operate.

Performance Summary[1]

NET SALES

$4.9 billion



$3.7 | $4.2 | **$4.9**
2020 2021 **2022**

ADJUSTED DILUTED EARNINGS PER SHARE[2]

$10.62



$7.14 | $8.05 | **$10.62**
2020 2021 **2022**

FREE CASH FLOW[2]

$507 million



$520 | $424 | **$507**
2020 2021 **2022**

(1) The performance summary represents the results of continuing operations. See Note 2 in the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 9, 2023 for further details.

(2) Adjusted diluted earnings per share and free cash flow are non-GAAP financial measures. A reconciliation to the comparable GAAP financial measures can be found in our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 9, 2023.

We executed a disciplined plan of capital deployment.

CAPITAL DEPLOYMENT
($ Millions)



$230 Dividends

$129 Capital Expenditures

$182 Share Repurchases

$177 Acquisitions

● Return to Shareholders ● Investment in the Company

✓ Invested $129 million in **high return** capital expenditures.

✓ Deployed $177 million for **acquisitions.**

✓ Deployed $182 million in **share repurchases.**

✓ Announced a **7% dividend increase.**

Portfolio

Successful execution of portfolio management to create higher growth and margin characteristics for Hubbell.

As important as it is for Hubbell to grow our enterprise, we also recognize the importance of portfolio management and critically reviewing any businesses that may no longer be core to Hubbell's strategy. In 2022, Hubbell completed the sale of its commercial and industrial ("C&I") lighting business in its Electrical Solutions segment, which disposition closed on February 1, 2022. The sale of the C&I lighting business had a cash sale price of $350 million, subject to customary adjustments with respect to working capital and net indebtedness. Hubbell continued its focus on growth by then closing on three (3) acquisitions in 2022.

NEW PCX

Designer and manufacturer of factory built modular power solutions for the data center market. This business is now part of our Electrical Solutions segment.

NEW Ripley Tools

Manufacturer of cable and fiber prep tools and test equipment for the electrical, utility and communications markets. This business is now part of our Utility Solutions segment.

NEW REF Automation

Designer and manufacturer of electrical power components. This business is now part of our Electrical Solutions segment.

Develop our People

Hubbell continues to focus on its employees through engagement and development.

In 2022, Hubbell conducted an enterprise-wide employee survey, the Elevate Employee Experience Survey, to better understand the voices of our over 16,000 employees worldwide. Elevate was the largest survey ever conducted by the Company and over 80% of Hubbell's employees responded, providing insights at the site, function and enterprise levels that the Company is translating into action plans. The survey results provided details on how employees feel about the Company, their careers, and various opportunities for Hubbell to better connect employees to Hubbell's vision and purpose. Hubbell plans to conduct such employee engagement surveys annually going forward.

To show appreciation for our employees' efforts to continue to serve our customers and deliver throughout challenging supply chain environments, we provided our employees around the world with a Global Recharge Day, our second one ever. This paid day off for all employees in October of 2022 allowed our employees time to relax, refresh and recharge, and was also an opportunity for our Company to reinforce the importance of time away from work and the importance of mental health and wellness to Hubbell.

Sustainability



2023 SUSTAINABILITY REPORT
HUBBELL

COMMITMENT TO ENVIRONMENTAL, SOCIAL AND GOVERNANACE ("ESG")

Hubbell publishes an annual sustainability report (available at **www.hubbell.com**) that details Hubbell's commitments to sustainability, human capital management, compliance and ethics.

The report reflects our dedication to building a cohesive ESG strategy intended to drive long-term value and accountability through meaningful progress and transparent and credible disclosures. Explore the 2023 Sustainability Report(1) (available at **www.hubbell.com**), to learn more about our sustainability aspirations and accomplishments.



2023 WORLD'S MOST ETHICAL COMPANIES® ETHISPHERE 3-TIME HONOREE

RECOGNIZED AS ONE OF THE 2023 WORLD'S MOST ETHICAL COMPANIES

Hubbell was recognized by the Ethisphere Institute as one of the 2023 World's Most Ethical Companies. This was the third year in a row Hubbell has been named to this list and it reflects the Company's and our employee's commitment to compliance and sustaining an ethical culture.

See additional details on pages 26-28.

(1) *The information within the 2023 Sustainability Report (available at* ***www.hubbell.com****), and any other information on the Company's sustainability webpage that Hubbell may refer to herein is not incorporated by reference into and does not form any part of this Proxy Statement. Any targets or goals discussed in our sustainability disclosures and within this Proxy Statement may be aspirational, and as such, no guarantees or promises are made that these goals will be met. Furthermore, statistics and metrics disclosed in this Proxy Statement, our sustainability reports, and Hubbell's sustainability webpage are estimates and may be based on assumptions. We are under no obligation to update such information.*

Proposal 1 — Election of 9 Directors

See pages 10-17 for further information.

THE BOARD RECOMMENDS A VOTE ✓ FOR EACH NOMINEE FOR A ONE-YEAR TERM.

The following table provides summary information about each of the nine Director nominees. Each Director is elected annually by a plurality of votes cast. Existing committee assignments of the Directors are described below. Each nominee is a current Director of the Company and possesses the qualifications and experience recommended by the Nominating and Corporate Governance Committee, and is approved by our Board to serve as a Director.

Our Director Nominees



AVERAGE TENURE

8 years

AVERAGE AGE

64 years

3 — 61-65 years
3 — 66+ years
3 — 55-60 years

DIRECTOR NOMINEE COMPETENCIES AND PROFILES:

CEO Experience — 6
Financial Experience — 8
Gender Diversity — 2
Independence — 8
Manufacturing Experience — 8
Racial/Ethnic Diversity — 1
Risk Management Experience — 9



GERBEN W. BAKKER
Director since: 2020
Chairman, President and Chief Executive Officer, Hubbell Incorporated
Committee: Executive (Chair)
Age 58



BONNIE C. LIND
INDEPENDENT
Director since: 2019
Retired SVP, CFO and Treasurer, Neenah, Inc.
Committees: Audit (Chair), Executive, Nominating and Corporate Governance
Age 64



CARLOS M. CARDOSO
INDEPENDENT
Director since: 2013
Retired Chairman, Garrett Motion Inc.
Committees: Compensation, Nominating and Corporate Governance
Age 65



JOHN F. MALLOY
INDEPENDENT
Director since: 2011
Chairman, Retired President and CEO, Victaulic Company
Committees: Audit, Executive, Finance (Chair)
Age 68



ANTHONY J. GUZZI
INDEPENDENT, LEAD DIRECTOR
Director since: 2006
Chairman, President and CEO, EMCOR Group, Inc.
Committees: Compensation, Executive, Finance, Nominating and Corporate Governance
Age 58



JENNIFER M. POLLINO
INDEPENDENT
Director since: 2020
Executive Coach and Consultant, JMPollino, LLC
Committees: Audit, Compensation
Age 58



RHETT A. HERNANDEZ
INDEPENDENT
Director since: 2021
President, CyberLens, LLC
Committees: Audit, Finance
Age 70



JOHN G. RUSSELL
INDEPENDENT
Director since: 2011
Chairman of the Boards of CMS Energy Corporation, Consumers Energy Company
Committees: Compensation (Chair), Executive, Finance, Nominating and Corporate Governance
Age 65



NEAL J. KEATING
INDEPENDENT
Director since: 2010
Retired Chairman, President and CEO, Kaman Corporation
Committees: Compensation, Executive, Nominating and Corporate Governance (Chair)
Age 67

| **Proposal 2** | Say on Pay: advisory vote to approve the compensation of the named executive officers. | See page 32 for further information. |

THE BOARD RECOMMENDS A VOTE ✓ FOR THIS PROPOSAL.

| **Proposal 3** | Say When on Pay: advisory vote on the frequency of the shareholder vote on executive compensation. | See page 33 for further information. |

THE BOARD RECOMMENDS A VOTE ✓ FOR ONE YEAR ON THIS PROPOSAL.

Executive Compensation Highlights

Compensation Philosophy

Hubbell's compensation program is designed to achieve the following pay for performance objectives:

- ✓ Align executive pay to our Company performance and drive our business strategy.
- ✓ Attract and retain key talent.
- ✓ Align the interests of executives with our shareholders with effective pay for performance.
- ✓ Deliver competitive and fair compensation.

Elements of Compensation

Hubbell compensated its named executive officers ("NEOs") using the following elements for total direct compensation in 2022:

			Target Compensation Mix	
	Element	**Description**	**CEO**	**Other NEOs**
Targeted at 50ᵗʰ percentile of peers	**Salary**	A competitive level of cash is provided to attract and retain executive talent.	15%	28%
	Annual Cash Incentive	Amounts awarded based on achievements with respect to the Company's financial goals and individual performance against strategic objectives.	17%	21%
	Long-Term Equity Incentive	A mix of equity awards designed to drive Hubbell's performance and align executives' interests with shareholders. **75% of equity awards are performance-based.**	68%	51%

Short and Long-Term Incentives

Short-Term Incentive ("STI") Design

The NEOs (including our CEO) had a short-term incentive award design in 2022 that was based 80% on the financial performance of Hubbell and 20% on their individual contributions to Hubbell's objectives. This design further prioritizes and appropriately rewards performance on critical metrics including inclusion and diversity, sustainability / ESG, innovation and acquisitions. This also ensures greater alignment with all the NEOs' performance assessments, that already have a portion of their bonus (20%) focused on strategic initiatives.



80% Financial Metrics | **20%** Individual/Strategic

- **65%** Adjusted Earnings Per Share[1] or Operating Profit
- **35%** Free Cash Flow[1] or Operating Cash Flow

Long-Term Incentive ("LTI") Design

The following design of our long-term incentive award program reflects a strong performance-based orientation.



LTI Design

75% Performance Based

- **50%** Performance Shares
- **25%** SARs
- **25%** Restricted Shares

PERFORMANCE SHARES AND RESTRICTED SHARES ARE 3-YEAR CLIFF VESTING, SARS ARE 3-YEAR RATABLE VESTING

Performance Share Metrics

In 2022, the Compensation Committee decided to change the operating profit margin metric to adjusted operating profit margin[1] to further align across incentive plans and to tie incentive targets to the underlying performance of our business. Performance share grants are comprised of three weighted metrics as described below.

METRIC	2022 Weighting	
Relative Sales Growth	34%	Drives growth initiatives, including organic growth, new product development, innovation, and acquisition performance.
Adjusted Operating Profit Margin[1]	33%	Focuses NEOs on margin expansion and productivity, while executing operational objectives including footprint optimization and product rationalization.
Relative TSR	33%	Ensures pay is aligned to shareholder interests.

Specific details on these metrics may be found on page 47 in the Compensation Discussion & Analysis section.

Our compensation program is designed around pay for performance, informed by our shareholder engagement.

(1) Adjusted earnings per share, adjusted operating profit margin, and free cash flow are non-GAAP financial measures. A reconciliation to the comparable GAAP financial measures can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 9, 2023.

Shareholder Engagement

Hubbell's 2022 advisory Say on Pay vote on executive compensation resulted in over 96% of the votes cast in favor of the Company's executive compensation program, consistent with votes we have previously received on Say on Pay, which averaged approximately 92% support for the last 10 years. The Board of Directors and Hubbell's management team continue to focus on shareholders' perspectives on our compensation programs and pay for performance philosophy and engage in a robust program of shareholder outreach. In the fall of 2022, Hubbell reached out to our top 30 shareholders (representing approximately 70% of Hubbell's share ownership) as part of its annual governance, compensation and proxy engagement sessions. As a result of such conversations, Hubbell decided to adopt a cadence of issuing our sustainability report consistent with the timing of the publication of our proxy statement.

The Company also regularly engages with its shareholders over the course of a year on diverse topics such as financial performance, compensation, corporate governance and ESG (including climate change and human capital management). Hubbell hosted an in-person Investor Day in New York City in June, 2022. We are committed to not just continued engagement with our shareholders, but to reviewing and applying the feedback received, and have consistently modified our pay and ESG programs based on the feedback provided in these sessions. Hubbell management routinely reports out to the Board and specific Board committees on the substance and nature of its shareholder communications.

Proposal 4	Ratification of the selection of Pricewaterhouse Coopers LLP as the Independent Registered Public Accounting Firm for 2023.	See pages 72-74 for further information.

THE BOARD RECOMMENDS A VOTE ✓ FOR THIS PROPOSAL.

Proposal 1 Election of Directors

The Board has fixed the number of Directors who shall be elected by the shareholders at the 2023 Annual Meeting at 9.

> **Each Director nominee possesses the appropriate qualifications and experience for membership on the Board of Directors.**

Director Qualifications and Experience

The Nominating and Corporate Governance Committee ("NCGC") works with the Board at least annually to determine the appropriate characteristics, skills and experience for the Board and its individual members to properly oversee the interests of the Company and its shareholders.

The NCGC recommends candidates for Board membership using the selection criteria outlined in the Corporate Governance Guidelines (the "Guidelines") and other factors it deems necessary to fulfill its objectives. Candidates are evaluated on the basis of their individual qualifications and experience and in the context of the Board as a whole. The NCGC considers diversity when creating the pool of candidates from which it selects potential Director nominees. Such diversity includes gender, race and ethnicity. The objective is to assemble a diverse Board that can best facilitate the success of the business and represent shareholder interests through the exercise of sound judgment. The NCGC has commenced a search for a new member of the Board of Directors and is focused on candidates who will bring additional gender, racial and/or ethnic diversity to the Board.

Below is a list of certain of the qualifications and experiences sought by the NCGC in recommending candidates for nomination to the Board:

- **Ability to make independent analytical inquiries**

- **Marketing, finance, operations, manufacturing or other relevant public company experience**

- **Financial literacy**

- **Professional background and leadership experience**

- **Education**

- **Corporate governance experience**

- **Experience as a current or former public company officer**

- **Experience in the Company's industry**

- **Public company board service**

- **Academic expertise in areas of the Company's operations**

In determining whether to recommend a current Director for re-election, the NCGC will also consider past attendance at meetings, service on other boards and participation in and contribution to Board activities.

Each Director nominee possesses the appropriate qualifications and experience for membership on the Board of Directors. As a result, the Board is comprised of individuals with strong and unique backgrounds, giving the Board competence and experience in a wide variety of areas to serve the interests of the Company and its shareholders.

The Board is committed to refreshment and selection of talented candidates.

Commitment to Board Integrity, Diversity and Independence

In addition to ensuring that our Director nominees possess the requisite skills and qualifications, the NCGC places an emphasis on ensuring that the nominees demonstrate the right leadership traits, personality, work ethic, independence, and diversity of skills and experiences to align with our performance culture and our long-term strategic vision. Specifically, these criteria include:

- **Exemplification of the highest standards of personal and professional integrity**

- **Potential contribution to the diversity and culture of the Board**

- **Ability to devote sufficient time to performing their Board and committee duties**

- **Independence from management**

- **Willingness to constructively challenge management through active participation in Board and committee meetings**

- **Subject matter expertise**

As noted previously, the NCGC has commenced a search for a new member of the Board of Directors and is focused on candidates who will bring additional gender, racial and/or ethnic diversity to the Board.

The Board nominated nine candidates for election as Directors.

Nomination and Election Process

Hubbell's Directors are elected at each Annual Meeting of Shareholders and hold office for one-year terms or until their successors are duly elected and qualified. The Board of Directors nominated nine candidates for election as Directors. In the event that any of the nominees for Director should become unavailable, it is intended that the shares represented by the proxies will be voted for any substitutes nominated by the Board of Directors, unless the number of Directors constituting the full Board is reduced.

In searching for qualified Director candidates for election to the Board and to fill vacancies on the Board, the Board may solicit current Directors or members of executive management for the names of potentially qualified candidates, consult with outside advisors, retain a Director search firm or consider nominees suggested by shareholders. All Director candidates, including any Director candidates recommended by shareholders, are reviewed, and evaluated by the NCGC in relation to the specific qualifications and experience sought by the Board for membership (as discussed in the "Director Qualifications and Experience" section on page 10), and the Board's needs at that time. A candidate whose qualifications and experience align with this criteria is then interviewed by members of the NCGC, other Board members and executive management to further assess the candidate's qualifications and experience and determine if the candidate would be an appropriate fit. Candidates may be asked to submit additional information to support their potential nomination and references may be requested. If the Board approves of the NCGC's recommendation, the candidate is then nominated for election by the Company's shareholders or appointed by the Board to fill a vacancy, as applicable.

Any shareholder who intends to recommend a candidate to the NCGC for consideration as a Director nominee should timely deliver written notice, which must include the same information requested by Article I, Section 11(A)(2) of our By-Laws, to the Secretary of the Company. In addition, the new proxy access provisions in our By-Laws provide that a shareholder, or a group of up to 20 shareholders, owning at least 3% of the Company's outstanding Common Stock continuously for at least three years, may nominate director nominees constituting up to the greater of two (2) or twenty percent (20%) of the number of Directors serving on the Board for inclusion in our annual meeting proxy materials. Nominating shareholders and nominees must satisfy the requirements set forth in our By-Laws. See the "Shareholder Proposals and Nominations for Director" section on page 77 for additional details regarding shareholder nominations.

Directors are elected by plurality vote. Plurality means that the nominees who receive the most votes cast "FOR" their election are elected as Directors. Votes withheld and broker non-votes will not affect the election of Directors. Pursuant to the terms of our Director Resignation Policy, any Director in an uncontested election who receives more votes "withheld" from his or her election than votes "for" his or her election must promptly tender his or her resignation to the Board. See page 23 for additional details on the Director Resignation Policy. Broker discretionary voting is not allowed, so if your shares are held by a broker and you have not instructed the broker how to vote, your shares will not be voted with respect to Proposal 1.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE ✓ FOR THE ELECTION OF EACH OF THE DIRECTOR NOMINEES FOR A ONE-YEAR TERM.

All of the nominees are current Directors previously elected by the Company's shareholders.

Director Nominees

The nominees are proposed by the Board to stand for election at the 2023 Annual Meeting of Shareholders and to serve as Directors until the 2024 Annual Meeting. All of the nominees are current Directors previously elected by the Company's shareholders.

Our Director nominees offer a diverse range of skills and experiences in relevant areas.

SKILLS AND EXPERIENCE	Bakker	Cardoso	Guzzi	Hernandez	Keating	Lind	Malloy	Pollino	Russell	
PUBLIC COMPANY BOARD EXPERIENCE (OTHER THAN HUBBELL)		●	●		●	●		●	●	67%
BUSINESS DEVELOPMENT AND STRATEGY	●	●	●	●	●	●	●	●	●	100%
CEO	●	●	●		●	●			●	67%
CYBERSECURITY AND TECHNOLOGY	●	●	●	●	●	●			●	78%
FINANCIAL	●	●	●		●	●	●	●	●	89%
GLOBAL EXPERIENCE	●	●	●	●	●	●	●	●		89%
MANUFACTURING	●	●	●		●	●	●	●	●	89%
RISK MANAGEMENT	●	●	●	●	●	●	●	●	●	100%
BACKGROUND										
YEARS ON HUBBELL BOARD	3	10	17	2	13	4	12	3	12	8 year average
AGE	58	65	58	70	67	64	68	58	65	64 year average
RACIAL/ETHNIC DIVERSITY				●						11%
GENDER DIVERSITY						●		●		22%
BORN OUTSIDE OF THE U.S.	●	●								22%

The following biographies provide certain information about each nominee, including each nominee's background, age as of the annual meeting, and relevant experience in more detail.



Age: 58

Director since: 2020

CHAIRMAN, PRESIDENT AND CEO, HUBBELL INCORPORATED

GERBEN W. BAKKER

COMMITTEES:
- Executive (Chair)

DIRECTORSHIPS:
- None

QUALIFICATIONS:

Mr. Bakker brings to the Board extensive financial, operational, and strategic planning experience and a strong background in the manufacturing industry, including:

- Served as the Company's President and COO from June 2019 prior to his appointment to CEO in October 2020.
- Served as President of Hubbell Power Systems from 2014 until June 2019.
- As President of Hubbell Power Systems, Mr. Bakker oversaw a multi-year period of strong performance and built an industry-leading electrical transmission and distribution components business.
- Led Hubbell Power Systems through 12 acquisitions, including Aclara (the Company's largest to date) in 2018, growing the organization from $921 million in net sales to $1.8 billion in net sales in four years.
- Member of the Board of Trustees of Manufacturers Alliance.

Mr. Bakker has served as Chairman, President and Chief Executive Officer of the Company since May 2021 and President and Chief Executive Officer and a Director of the Company since October 2020. Previously, he served as the Company's President and Chief Operating Officer from June 2019 to October 2020. He served as President of Hubbell Power Systems from 2014 until June 2019. Mr. Bakker began his career with Hubbell Incorporated in 1988 as a manufacturing engineer with Hubbell Wiring Systems.



Age: 65

Director since: 2013

INDEPENDENT

CARLOS M. CARDOSO

COMMITTEES:
- Compensation
- Nominating and Corporate Governance

DIRECTORSHIPS:
- Stanley Black & Decker, Inc., since 2007
- Freudenberg Group, since 2021

PRIOR DIRECTORSHIP:
- Garrett Motion Inc., 2018 - 2021

QUALIFICATIONS:

Mr. Cardoso brings to the Board CEO, COO, manufacturing, international business and public company board experience, including:

- Significant manufacturing and operations experience having served as President of the Pump Division of Flowserve Corporation, a manufacturer/provider of flow management products and services; Vice President and General Manager, Engine Systems and Accessories, for Honeywell International, Inc., a technology and manufacturing company; and Vice President Manufacturing Operations for Colt's Manufacturing Company, LLC, a maker of firearms.
- Membership on the board of Stanley Black & Decker, Inc., a public company and a diversified global provider of hand and power tools and accessories.
- Formerly served as Chairman of the board of directors of Garrett Motion Inc., a public company and a provider of transportation systems.

Mr. Cardoso has served as the principal of CMPC Advisors LLC, an investment advisory firm, since January 2015. He previously served as Chairman of Garrett Motion Inc. from July 2018 to April 2021 and Chairman of Kennametal, Inc. (publicly traded manufacturer of metalworking tools and wear-resistant products) from January 2008 until December 2014. He also served as President and Chief Executive Officer of Kennametal from January 2006 until December 2014. Mr. Cardoso joined Kennametal in 2003 and served as Vice President, Metalworking Solutions and Services Group and then as Executive Vice President and Chief Operating Officer before he became President and Chief Executive Officer.


PUBLIC COMPANY BOARD EXPERIENCE


BUSINESS DEVELOPMENT & STRATEGY


CEO


CYBERSECURITY & TECHNOLOGY


FINANCIAL


GLOBAL EXPERIENCE


MANUFACTURING


RISK MANAGEMENT



ANTHONY J. GUZZI



Age: 58

Director since: 2006

INDEPENDENT

LEAD DIRECTOR

COMMITTEES:
- Compensation
- Executive
- Finance
- Nominating and Corporate Governance

DIRECTORSHIPS:
- Emcor Group, Inc., since 2009

QUALIFICATIONS:

Mr. Guzzi brings to the Board CEO, COO, manufacturing, strategic development, operations, consulting, and public company board experience, including:

- Serving as Chairman, President and CEO of EMCOR Group, Inc., a publicly traded mechanical, electrical construction, and facilities services company.
- Extensive experience in manufacturing and distribution having served as President, North American Distribution and Aftermarket and President, Commercial Systems and Services of Carrier Corporation, a subsidiary of United Technologies Corporation.
- Past experience as an engagement manager with McKinsey & Company, a prominent management consulting firm.

Mr. Guzzi has served as Chairman, President and Chief Executive Officer of EMCOR Group, Inc. (a publicly traded mechanical, electrical construction, and facilities services company) since June 2018. Previously, he was President and Chief Executive Officer and a Director of EMCOR from January 2011 to June 2018 and President and Chief Operating Officer from 2004 to 2010. He also served as President, North American Distribution and Aftermarket of Carrier Corporation (HVAC and refrigeration systems), a subsidiary of United Technologies Corporation from 2001 to 2004 and President, Commercial Systems and Services in 2001.



RHETT A. HERNANDEZ



Age: 70

Director since: 2021

INDEPENDENT

COMMITTEES:
- Audit
- Finance

DIRECTORSHIPS:
- USAA Federal Savings Bank, since 2019

QUALIFICATIONS:

Mr. Hernandez brings to the Board significant cybersecurity expertise and strong strategic and operational leadership experience as a retired Lieutenant General of the United States Army, including:

- President and founder of CyberLens, LLC, a cybersecurity consulting company.
- Current Cyber Chair for the United States Military Academy.
- Served as the first commander of the United States Army's Cyber Command/2nd US Army (ARCYBER) where he was responsible for the operations, defense and risk management of the Army's networks, systems and cyber security organization.
- Prior U.S. Army commands include the Deputy Chief of Staff, Army Operations; Chief, U.S. Military Training Mission, Saudi Arabia; and Commanding General, Human Resources Command.
- Serves on the board of USAA Federal Savings Bank.

Mr. Hernandez has served as the President of CyberLens, LLC (a consulting company that focuses on cybersecurity, strategic planning, and risk management) since 2013. Previously he served in the United States Army for almost forty years, rising to the rank of Lieutenant General at the time of his retirement.



PUBLIC COMPANY BOARD EXPERIENCE



BUSINESS DEVELOPMENT & STRATEGY



CEO



CYBERSECURITY & TECHNOLOGY



FINANCIAL



GLOBAL EXPERIENCE



MANUFACTURING



RISK MANAGEMENT



NEAL J. KEATING



Age: 67

Director since: 2010

INDEPENDENT

COMMITTEES:
- Compensation
- Executive
- Nominating and Corporate Governance (Chair)

DIRECTORSHIPS:
- Form Technologies, since 2021
- Triumph Group, Inc., since April 2022
- Barnes Group Inc., since February 2023

PRIOR DIRECTORSHIP:
- Kaman Corporation, 2007 - 2021

QUALIFICATIONS:

Mr. Keating brings to the Board an extensive history of senior executive leadership and board experience and a strong background in international operations, distribution, and mergers and acquisitions, including:

- Formerly served as Chairman, President and Chief Executive Officer of Kaman Corporation, a publicly traded aerospace and industrial distribution company.
- Served as President and CEO of Kaman Corporation from 2008 to August 2020.
- Past experience as COO of Hughes Supply and Executive Vice President and COO of Rockwell Collins, Commercial Systems.
- Former Managing Director and CEO of GKN Aerospace and Director of GKN plc, an international aerospace, automotive and land systems business.
- Membership on the board of Triumph Group, Inc., a public company that designs, engineers, manufactures, repairs, and overhauls a broad portfolio of aerospace and defense systems and components.
- Member of the Board of Trustees of Embry-Riddle Aeronautical University.

Mr. Keating served as the Executive Chairman of the board of Kaman Corporation (a publicly traded aerospace and industrial distribution company) from 2008 to April 2021. Previously, he held the position of President and Chief Executive Officer of Kaman Corporation from 2008 to August 2020 and President and Chief Operating Officer of Kaman Corporation from 2007 to 2008. From 2004 to 2007, he held the position of Chief Operating Officer of Hughes Supply (a wholesale distributor acquired by Home Depot).



BONNIE C. LIND



Age: 64

Director since: 2019

INDEPENDENT

AUDIT COMMITTEE FINANCIAL EXPERT

COMMITTEES:
- Audit (Chair)
- Executive
- Nominating and Corporate Governance

DIRECTORSHIPS:
- Mission Produce, Inc., since May 2020
- Tamarack Timberlands LLC, since January 2022

PRIOR DIRECTORSHIPS:
- U.S. Silica Holdings, Inc., 2019 - 2021
- Federal Signal Corporation, 2014 - 2018
- Empire District Electric Company, 2009 - 2017

QUALIFICATIONS:

Ms. Lind brings to the Board CFO, Treasurer, financing, manufacturing, mergers and acquisitions, and public company board experience, including:

- Served as Senior Vice President, CFO and Treasurer of Neenah, Inc., a global manufacturer of technical specialties products, fine paper and packaging from June 2004 until October 2020.
- Past experience as Assistant Treasurer of Kimberly-Clark Corporation, a manufacturer of personal care, consumer tissue and health care products.
- Membership on the board of Mission Produce, Inc., a publicly traded worldwide avocado business.
- Formerly served on the board of U.S. Silica Holdings, Inc., a publicly traded performance minerals company and one of the largest domestic producers of commercial silica.
- Formerly served on the board of Federal Signal Corporation, a publicly traded international designer and manufacturer of products and solutions that serves municipal, governmental, industrial, and commercial customers.
- Formerly served on the board of Empire District Electric Company, a utility generating, transmitting, and distributing power to southwestern Missouri and adjacent areas.

Ms. Lind served as Senior Vice President, CFO and Treasurer of Neenah, Inc. (a publicly traded technical specialties and fine paper company) from June 2004 to October 2020. Previously, Ms. Lind held a variety of increasingly senior financial and operations positions with Kimberly-Clark Corporation from 1982 until 2004.

							
PUBLIC COMPANY BOARD EXPERIENCE	BUSINESS DEVELOPMENT & STRATEGY	CEO	CYBERSECURITY & TECHNOLOGY	FINANCIAL	GLOBAL EXPERIENCE	MANUFACTURING	RISK MANAGEMENT



JOHN F. MALLOY

Age: 68

Director since: 2011

INDEPENDENT

AUDIT COMMITTEE FINANCIAL EXPERT

COMMITTEES:
- Audit
- Executive
- Finance (Chair)

DIRECTORSHIPS:
- Victaulic Company, since 2004
- Hollingsworth & Vose, since 2006

QUALIFICATIONS:

Mr. Malloy brings to the Board many years of senior management, operations, economic and strategic planning experience having served as the CEO and COO of a global manufacturing and distribution company, including:

- Serving as Executive Chairman of the board of Victaulic Company, a privately held mechanical pipe joining systems company.
- Served as President and CEO of Victaulic Company, a leading worldwide manufacturing company, from 2006 to January 2021.
- Over fifteen years of experience in various senior level strategic planning positions at United Technologies Corporation.
- Holds a Ph.D. in economics and has taught courses in Economics at Hamilton College.

Mr. Malloy has served as the Executive Chairman of the board of Victaulic Company (a privately held mechanical pipe joining systems company) since January 2021. Previously, he held the position of Chairman, President and Chief Executive Officer from 2006 to January 2021, President and Chief Executive Officer from 2004 to 2006, and President and Chief Operating Officer from 2002 to 2004.



JENNIFER M. POLLINO

Age: 58

Director since: 2020

INDEPENDENT

AUDIT COMMITTEE FINANCIAL EXPERT

COMMITTEES:
- Audit
- Compensation

DIRECTORSHIPS:
- Crane Holdings, Co., since 2013
- Kaman Corporation, since 2015

PRIOR DIRECTORSHIP:
- Wesco Aircraft Holdings, Inc. 2014 - 2020

QUALIFICATIONS:

Ms. Pollino brings to the Board extensive senior management experience, public company board experience and a strong background in accounting, finance, corporate governance, intellectual capital, and organizational issues, including:

- Serving as an executive coach and consultant with JMPollino, LLC since July 2012.
- Over 20 years in senior executive and general management roles with a leading aerospace products company.
- Past experience in finance and accounting as Vice President, Finance and Controller of two Goodrich Corporation divisions and Controller of a savings and loan association.
- Certified Public Accountant.
- Lead Director of Kaman Corporation, a publicly traded aerospace and industrial distribution company.
- Serving as a Director on the Board of Teach for America - North Carolina.
- Member of the Advisory Board of University of North Carolina - Charlotte, Belk College of Business since 2010.
- Serving as a Director of the National Association of Corporate Directors - Carolinas Chapter.

Ms. Pollino has served as an executive coach and consultant with JMPollino LLC, a leadership development, talent management and succession planning firm since July 2012. Previously she served as Executive Vice President, Human Resources and Communications, at Goodrich Corporation from February 2005 to July 2012, when Goodrich Corporation was acquired by United Technologies Corporation. Prior to that, she served in various other positions of increasing responsibility during her 20-year tenure with Goodrich Corporation.

							
PUBLIC COMPANY BOARD EXPERIENCE	BUSINESS DEVELOPMENT & STRATEGY	CEO	CYBERSECURITY & TECHNOLOGY	FINANCIAL	GLOBAL EXPERIENCE	MANUFACTURING	RISK MANAGEMENT



Age: 65

Director since: 2011

INDEPENDENT

JOHN G. RUSSELL



COMMITTEES:
- Compensation (Chair)
- Executive
- Finance
- Nominating and Corporate Governance

DIRECTORSHIPS:
- CMS Energy Corporation, since 2010
- Consumers Energy Company, since 2010

QUALIFICATIONS:

Mr. Russell brings to the Board many years of experience as a public company executive officer and Director in the utility industry and possesses a strong background in operations, regulated utilities, and governance, including:

- Serving as Chairman of the boards of CMS Energy Corporation ("CMS") and Consumers Energy Company ("Consumers") and as a Director for over fifteen years in the aggregate.
- Serving as the President and CEO of CMS and Consumers and previously as COO.
- Over thirty years of both hands-on and leadership experience in the utility industry, an industry that represents a significant part of the Company's overall business.

Mr. Russell has served as the Chairman of the boards of CMS and Consumers (a publicly traded electric and natural gas utility and its subsidiary) since May 2016. Previously he served as the President and Chief Executive Officer of CMS and Consumers from 2010 to 2016. He also held the position of President and Chief Operating Officer of Consumers from 2004 to 2010.



PUBLIC COMPANY BOARD EXPERIENCE



BUSINESS DEVELOPMENT & STRATEGY



CEO



CYBERSECURITY & TECHNOLOGY



FINANCIAL



GLOBAL EXPERIENCE



MANUFACTURING



RISK MANAGEMENT

Corporate **Governance**

The Board exercises strong corporate governance practices and principles.

The Board of Directors has adopted Corporate Governance Guidelines (the "Guidelines") to assist the Board in the exercise of its responsibilities and to best serve the interests of the Company and its shareholders. The Guidelines reflect the Board's commitment to good governance through the establishment of policies and procedures in areas it believes are critical to the enhancement of shareholder value. It is the Board's intention that these Guidelines serve as a framework within which the Board can discharge its duties and foster the effective governance of the Company. The Board of Directors met 9 times in 2022.

Governance Snapshot

- Shareholders have identical **economic and voting rights -** each share of Common Stock is entitled to one vote.
- Directors are **elected annually** by shareholders to serve a one-year term.
- NEW Hubbell adopted **proxy access** by-law provisions that allow shareholders individually or in a group of up to 20 shareholders holding at least 3% of Hubbell's outstanding shares of common stock continuously for at least 3 years to nominate up to the greater of two (2) or twenty percent (20%) of the number of Directors serving on the Board at such time.
- NEW The Board further **limited** the number of public company Boards on which Directors may serve.
- Corporate funds or resources are **not used for direct contributions** to political candidates or campaigns.
- Independent Board members meet regularly in **Executive Sessions**, without management present.
- 33% of our Board has a **tenure of three years or less**.
- To maintain a diverse Board, Director nominees are evaluated on their background and experience and also **gender, race and ethnicity**.
- Director **compensation is reviewed annually** with advice from our independent compensation consultant and benchmarked for competitiveness.
- There are **no related party transactions** with our Directors, officers and significant shareholders.
- Our **Director Resignation Policy** requires any Director who fails to receive a majority of the votes cast to promptly tender their resignation.
- Board and committees **may hire outside advisors** independent from management.
- The Board receives **regular reports and updates** on key areas of strategy and risk for the Company, including, but not limited to, cybersecurity, climate change and ESG, innovation, talent and human capital management.
- The Board engages in a multi-part **self-evaluation** review on an annual basis in which Board and Committee matters are reviewed and discussed, and changes and improvements are implemented.
- **No poison pill** (shareholders rights plan) is in place.

Board Leadership Structure

> An independent Lead Director counterbalances a non-independent Chair and fosters effective collaboration and communication among independent Directors.

Chair

The Company's By-Laws require the Board to choose the Chair of the Board from among the Directors and provides the Board with the ability to appoint the CEO of the Company as the Chair of the Board. This approach gives the Board the necessary flexibility to determine whether these positions should be held by the same person or by separate persons based on the leadership needs of the Company at any particular time. The Board believes that there is no single, generally accepted approach to providing board leadership, and that each of the possible leadership structures for a board must be considered in the context of the individuals involved and the specific circumstances facing a company at any given time. Accordingly, the optimal board leadership structure for a particular company may vary as circumstances change.

Mr. Bakker has served as Chairman, President and Chief Executive Officer of the Company since May 4, 2021. The Board has determined that combining the roles of Chief Executive Officer and Chair is best for the Company and its shareholders at this time because it promotes unified leadership for the Company under Mr. Bakker and allows for a single, clear focus for management to execute the Company's strategic and business plans while being appropriately counterbalanced by an independent Lead Director.

Independent Lead Director

The Board has established the position of an independent Lead Director to serve a three-year term. The Board believes that a three-year term is appropriate for the Lead Director as it affords greater continuity and allows the Lead Director to gain a better understanding of Board and management dynamics and build relationships with the other Directors. The Lead Director is responsible for:

Board Leadership	Providing leadership to the Board in situations where the Chair's role may be perceived to be in conflict.
Executive Sessions	Coordinating the agenda and chairing executive sessions of the independent Directors regularly throughout the year and at each regularly scheduled Board meeting.
Liaison	Regularly meeting with the Chair and facilitating communications among the Chair, management, and the independent Directors.
Spokesperson	Upon request, acting as the spokesperson for the Board in interactions with third parties.
Succession	Working with the NCGC and the Chair to review, refresh and oversee the Company's succession plans.

Mr. Guzzi is the Lead Director and is expected to hold this position until the 2025 Annual Meeting (subject to annual re-election as a Director), having been reappointed to a three year term by the Board in 2022. The Board believes that its present leadership structure and composition provides for independent and effective oversight of the Company's business and affairs. The Board consists of current or former CEOs, CFOs, COOs or senior executives of major companies in similar industries or military leaders, and its Audit, Compensation, and Nominating and Corporate Governance Committees are composed entirely of Directors who meet the independence requirements of the New York Stock Exchange ("NYSE"). Mr. Bakker is the only Director who is a member of executive management. Given the strong leadership of Mr. Bakker as Chairman, President and Chief Executive Officer, the counterbalancing role of Hubbell's strong, independent Lead Director, and a Board otherwise comprised of effective and independent Directors, the Board believes that its current leadership structure is appropriate at this time.

Director Independence

> **Our Board consists of a majority of independent Directors and our Audit, Compensation, Finance and NCG committees of the Board are 100% independent.**

The Guidelines indicate that the Board shall be composed of a majority of independent Directors. Eight of our nine current Directors are independent. In evaluating the independence of Directors, each year the NCGC reviews all direct and indirect relationships between Directors (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company or any of its subsidiaries) and the Company and its subsidiaries in accordance with the rules of the NYSE and the Securities and Exchange Commission ("SEC") and considers whether any relationship is material. The NCGC also oversees the annual questionnaire process for the Directors and reviews transactions with Director-affiliated entities, Code of Conduct compliance certifications, case submissions filed with the Company's confidential compliance communication resource and Company donations to charitable organizations with which a Director may be affiliated. The Hubbell Foundation's (the "Foundation") various matching gift programs are available to all Directors, officers and U.S. employees and such programs match eligible donations made and volunteer hours served to qualifying charitable organizations and educational institutions in a calendar year up to: (i) $25,000 in the aggregate in cash donations and (ii) such other cash amounts, as applicable, matched in connection with the Foundation's Dollars for Doers matching volunteer hours program - wherein the Foundation makes charitable donations based on certain documented volunteer hours served. Hubbell believes strongly in the impact that volunteerism and charitable contributions can have on local communities and the larger world.

The NCGC considered the nature and dollar amounts of the transactions with Directors and determined that none was required to be disclosed or otherwise impaired the applicable Director's independence as all of these ordinary course transactions were significantly below the NYSE bright-line independence thresholds. As a result of this review, the Board determined that each of the current Directors is independent other than Mr. Bakker. In addition, the Board determined that Mr. Shawley, who served as a Director until his death in February 2022, was independent during the period in which he served as a Director. In evaluating and determining the independence of the Directors, the NCGC considered that in the ordinary course of business, transactions may occur between the Company and its subsidiaries and entities with which some of the Directors are or have been affiliated.

Board Oversight of Risk

> **Our Board oversees risk management activities.**

Members of senior management assist the Board and its committees with their risk oversight responsibilities through routine discussions of risks involved in their specific areas of responsibility. For example, our senior leaders will report to the Board at regular intervals during the year on the Company's strategic planning activities and risks relevant to execution of the Company's strategy. In addition, from time to time, independent consultants with specific areas of expertise are engaged to discuss topics that the Board and management have determined may present a material risk to the Company's operations, plans or reputation.

BOARD OF DIRECTORS

oversees the Company's risk management practices and annually reviews with management the implementation and results of the Company's enterprise risk management program which identifies and quantifies a broad spectrum of risks in various categories, such as strategic, operational, compliance, financial, information technology, cybersecurity and related action plans. The standing committees of the Board have the following oversight of the following key risk areas:

AUDIT COMMITTEE	**COMPENSATION COMMITTEE**	**NOMINATING AND CORPORATE GOVERNANCE COMMITTEE**	**FINANCE COMMITTEE**
routinely discusses with management the Company's policies and processes with respect to risk assessment, financial, legal, cybersecurity and compliance risk exposures and related controls.	considers risks associated with our compensation plans, policies, and programs.	reviews risks relating to director selection, governance, Board composition, succession and ESG.	considers risks associated with the Company's capital structure, acquisition strategy, insurance programs and cash management.

In 2022, as part of our risk management activities, the Company reviewed with the Compensation Committee its compensation policies and practices applicable to all employees that could affect the Company's assessment of risk and risk management and determined that such compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. The Board does not believe that its role in the oversight of the Company's risks affects the Board's leadership structure.

Board Committees

The Board of Directors has established the following standing committees to assist it in fulfilling its responsibilities: Audit, Compensation, Executive, Finance and Nominating and Corporate Governance. The principal responsibilities of each of these committees are described generally below and in detail in their respective committee charters which are available on the Company's website at **www.hubbell.com**, or in the case of the Executive Committee Charter, in Article III, Section 1, of the Company's By-Laws. The Board has determined that each member of the Audit, Compensation and Nominating and Corporate Governance Committees is independent for purposes of the NYSE listing standards and SEC regulations.

Audit Committee

8 Meetings in 2022	94% Attendance	Independence 4 / 4

BONNIE C. LIND (Chair)

Members:
Rhett A. Hernandez
John F. Malloy
Jennifer M. Pollino

Key Oversight Responsibilities
- Oversees the Company's accounting and financial reporting and disclosure processes.
- Appoints the independent auditor and evaluates its independence and performance annually.
- Reviews the audit plans and results of the independent auditors.
- Approves all audit and non-audit fees for services performed by the independent auditors.
- Reviews and discusses with management and the independent auditors matters relating to the quality and integrity of the Company's financial statements, the adequacy of its internal controls processes and compliance with legal and regulatory requirements.
- Reviews the Company's cybersecurity plans, policies, threats and prevention strategies.

The Board of Directors has determined that all members of the Audit Committee are financially literate and meet the NYSE standard of having accounting or related financial management expertise. Each member of the Audit Committee other than Mr. Hernandez is an "Audit Committee Financial Expert" as defined by the SEC.

Compensation Committee

4 Meetings in 2022	100% Attendance	Independence 5 / 5

JOHN G. RUSSELL (Chair)

Members:
Carlos M. Cardoso
Anthony J. Guzzi
Neal J. Keating
Jennifer M. Pollino

Key Oversight Responsibilities
- Determines and oversees the Company's execution of its compensation programs and employee benefit plans.
- Reviews and approves all compensation of the CEO and officers of the Company, with input from the independent compensation consultant, Exequity LLP.
- Appoints the independent compensation consultant and evaluates its independence and performance annually.
- Determines stock ownership and retention guidelines for the CEO and officers of the Company.
- Reviews and approves of the Company's compensation peer group.

Executive Committee



GERBEN W. BAKKER (Chair)

Members:

Anthony J. Guzzi
Neal J. Keating
Bonnie C. Lind
John F. Malloy
John G. Russell

Did not meet in 2022	● ● ● ● ● ○ **Independence 5 / 6**

Key Oversight Responsibilities

- The Executive Committee may meet during intervals between meetings of the Board of Directors and may exercise all the powers of the Board of Directors in the management of the business and affairs of the Company, except certain powers set forth in the By-Laws of the Company.

Finance Committee



JOHN F. MALLOY (Chair)

Members:

Anthony J. Guzzi
Rhett A. Hernandez
John G. Russell

5 **Meetings in 2022**	**95%** **Attendance**	● ● ● ● **Independence 4 / 4**

Key Oversight Responsibilities

- Oversees the Company's financial and fiscal affairs and reviews proposals regarding long-term and short-term financing, material acquisitions, dividend policies, stock repurchase programs and changes in the Company's capital structure.
- Reviews the Company's major capital expenditure plans and monitors the Company's insurance and tax programs.
- Reviews the administration and management of the Company's pension plans and investment portfolios.

Nominating and Corporate Governance Committee



NEAL J. KEATING (Chair)

Members:

Carlos M. Cardoso
Anthony J. Guzzi
Bonnie C. Lind
John G. Russell

4 **Meetings in 2022**	**100%** **Attendance**	● ● ● ● ● **Independence 5 / 5**

Key Oversight Responsibilities

- Identifies qualified individuals to become Board members and recommends nominees for election or appointment to the Board.
- Oversees the Board's and management's performance evaluation and succession planning process.
- Develops the Company's corporate governance guidelines and monitors adherence to its principles.
- Approves related person transactions.
- Evaluates Director independence and compensation.
- Oversees the development and administration of the Company's sustainability and ESG program policies and practices.

See the "Nomination and Election Process" section on page 11 and the "Director Independence" section on page 20 for more information on the actions taken by the Nominating and Corporate Governance Committee in these areas.

Board Practices and Procedures

Code of Business Conduct and Ethics

The Company requires its Directors and officers to act in accordance with the highest standards of ethical conduct and has adopted a Code of Business Conduct and Ethics (the "Code of Conduct") that supports the Company's commitment to the people we serve, the communities we work in, the Company and each other. Our Code of Conduct covers many areas of professional conduct ranging from conflicts of interest, ethical business conduct, employment practices, compliance with applicable laws and regulations, protection of Company assets and confidential information and reporting obligations. Each year, to strengthen the Company's commitment to ethical conduct, we provide training on various aspects of the Code of Conduct and require all Directors and officers to complete such training and certify compliance with the Code of Conduct. The Code of Conduct can be viewed on the Company's website at **www.hubbell.com**. We will disclose any future amendments to, or waivers from, provisions of our Code of Conduct on our website as promptly as practicable, as may be required under applicable SEC and NYSE rules.

Director Resignation Policy

The Board of Directors has adopted a Director resignation policy whereby any Director in an uncontested election who receives more votes "withheld" from their election than votes "for" their election will promptly tender their resignation to the Board. Following receipt of the tendered resignation and within 60 days of certification of the shareholder vote, the NCGC will consider and recommend to the Board whether to accept or reject the resignation, or whether other action should be taken. The Board will then, within 90 days of certification of the shareholder vote, make a determination taking into consideration the recommendation of the NCGC, the vote results, shareholder input and other relevant factors.

 Increased Restrictions on Service on other Public Company Boards

In 2022, the Board amended its Guidelines to include further limitations on public company board service for its directors. The Guidelines were revised to reduce the number of public company boards on which independent directors may serve while serving on Hubbell's Board from four (4) to three (3). The number of additional public company boards on which the CEO may serve at the same time serving as Chair of the Hubbell Board was reduced from two (2) to one (1). The Board believed these changes were important to ensure that each director has sufficient time to dedicate to Hubbell.

Shareholder Outreach and Engagement

We value shareholders' perspectives and have a regular process throughout the year to discuss a range of topics, including our performance, strategy, executive compensation, environmental, social and governance matters. Discussions with our shareholders assist us to set goals and expectations for our performance and facilitate identification of emerging issues that may affect our strategies, corporate governance, compensation practices and other aspects of our operations.

Our shareholder engagement program includes investor conferences, investor events and one-on-one discussions with our shareholders. In 2022, we reached out to our top 30 shareholders (representing approximately 70% of our outstanding common stock) to discuss a wide range of business performance, sustainability, climate change, governance, succession, human capital management and compensation topics. Hubbell also hosted an in-person Investor Day in New York City in June, 2022. In addition, our Chairman, President and CEO, Executive Vice President and Chief Financial Officer, Senior Vice President, General Counsel and Secretary and other members of senior management engaged with our shareholders on a frequent basis year-round to discuss Hubbell's strategy, financial and business performance, and ESG programs.



SPRING

Regularly scheduled investor meetings and conferences. Hosted an Investor Day conference in New York City in June 2022.

SUMMER

Review of prior proxy season results and messages from shareholders: prepare for fall shareholder engagement season: ongoing scheduled investor meetings and discussions with shareholders on results, sustainability, and other topics.

ANNUAL SHAREHOLDER ENGAGEMENT

FALL

Engage with largest shareholders on performance. compensation and sustainability matters: review regulatory and governance changes impacting the Company and its shareholders; ongoing scheduled investor meetings and conferences.

WINTER

Governance reviews. annual evaluations, ongoing engagement with shareholders at road shows and via investor calls.

NEW Proxy Access

The Board adopted a proxy access by-law amendment in February, 2023.

By-laws Amendment

During 2022, Hubbell discussed adopting proxy access with some of its key shareholders, including the appropriate terms and conditions of such right. After such discussions with shareholders, analysis of corporate governance trends, review of market practice among companies that had adopted proxy access bylaws, and further review and discussion by the NCGC and Board, the Board amended the Company's By-Laws as of February 15, 2023 to adopt a "proxy access" provision. The proxy access provision permits the inclusion in the Company's annual meeting proxy solicitation materials director candidates nominated by shareholders holding at least three percent (3%) of the Company's outstanding Common Stock for at least three years, with the number of director candidates not to exceed the greater of two (2) or twenty percent (20%) of the number of directors serving on the Board at such time. Twenty (20) or fewer shareholders may aggregate their holdings in the Company's Common Stock to reach the three percent (3%) threshold. Nominations are subject to certain eligibility, procedural, and disclosure requirements as set forth in our By-Laws.

Communications with Directors

Shareholders and interested parties may communicate with the full Board, the Lead Director, the non-management Directors as a group, or with individual Directors by using either of the following methods:

By Writing:
Board of Directors
Hubbell Incorporated
c/o Katherine A. Lane, Senior Vice President, General Counsel and Secretary
40 Waterview Drive
Shelton, Connecticut 06484

By Email: **Secretary@hubbell.com**

Communications will be forwarded to the specific Director(s) requested by the interested party. General communications will be distributed to the full Board or to a specific member of the Board depending on the material outlined in the communication. Certain items unrelated to the duties and responsibilities of the Board will not be forwarded including job inquiries and resumes, business opportunities, junk or mass mailings, spam, or any hostile, improper, threatening, or illegal communications.

Attendance

The Board of Directors held 9 total meetings in 2022. During 2022, Directors attended 96% of all meetings of the Board of Directors and committees of which such Director served as a member. Board members are expected to attend the Annual Meeting of Shareholders. At the 2022 Annual Meeting, all Directors were in attendance.

Additional Resources

The Guidelines and the following additional materials relating to corporate governance are published on our website at **www.hubbell.com**.

- Board of Directors - Current Members and Experience
- Board Committees - Members and Charters
- Code of Business Conduct and Ethics
- Third-Party Code of Business Conduct and Ethics
- Amended and Restated By-Laws
- Amended and Restated Certificate of Incorporation
- Compensation Recovery Policy
- Stock Ownership and Retention Policy
- Sustainability Report and site
- Contacting our Board of Directors

Our Commitment to Sustainability

Hubbell's sustainability programs align with driving long-term shareholder growth[1].

Hubbell's commitment to sustainability and social responsibility has been a vital part of our business model for years. Our obligations to our employees, customers, suppliers, shareholders, and communities we serve go well beyond providing products and services: we have the opportunity to improve people's lives and the world around us.



Hubbell's Sustainability Priorities

In 2022, we conducted an environmental, social, and governance (ESG) prioritization assessment to reevaluate the sustainability issues that are most significant to our stakeholders, our impact as a company, and our ability to create long-term value. Hubbell's new sustainability priorities serve as the foundation to our ESG strategy.

ENVIRONMENTAL
Climate change
Water and waste
Energy and emissions
Products with impact

SOCIAL
Supply chain responsibility
Community impact
Inclusion, diversity, and equity
Human rights in the workplace and value chain
Employee experience
Employee health and safety
Product quality and safety

GOVERNANCE
Risk excellence
Business ethics, integrity, and transparency
Data privacy and cybersecurity

(1) The information within the 2023 Sustainability Report (available at **www.hubbell.com**), and any other information on the Company's sustainability webpage that Hubbell may refer to herein is not incorporated by reference into and does not form any part of this Proxy Statement. Any targets or goals discussed in our sustainability disclosures and within this Proxy Statement may be aspirational, and as such, no guarantees or promises are made that these goals will be met. Furthermore, statistics and metrics disclosed in this Proxy Statement, our sustainability reports, and Hubbell's sustainability webpage are estimates and may be based on assumptions. We are under no obligation to update such information.

Hubbell's Sustainability Goals

We are focused on reducing the environmental impact of our global operations. To accelerate our sustainability performance, we established new goals[1]. These enterprise-wide goals provide measurable targets against which we will track our progress.



GREENHOUSE GAS EMISSIONS GOAL

Reduce Scope 1 and 2 emissions by 30% by 2030[2]



WASTE GOAL

Reduce hazardous waste generation by 30% by 2030[2]



WATER GOAL

Reduce water usage by 25% by 2030[2]

(1) *The information within the 2023 Sustainability Report (available at* **www.hubbell.com***), and any other information on the Company's sustainability webpage that Hubbell may refer to herein is not incorporated by reference into and does not form any part of this Proxy Statement. Any targets or goals discussed in our sustainability disclosures and within this Proxy Statement may be aspirational, and as such, no guarantees or promises are made that these goals will be met. Furthermore, statistics and metrics disclosed in this Proxy Statement, our sustainability reports, and Hubbell's sustainability webpage are estimates and may be based on assumptions. We are under no obligation to update such information.*

(2) *Goals are compared to Hubbell's 2022 baseline of each applicable metric.*

YEAR IN REVIEW: Reflecting on our ESG milestones

ENVIRONMENTAL STEWARDSHIP

- We implemented an ESG data management system for ongoing and historical data collection, enabling us to track our performance against our goals.

- We continued to increase investment in environmental-related capital expenditure projects.

- We set new emissions, water, and waste targets for 2030.

SOCIAL RESPONSIBILITY

- We published our EEO-1 diversity data.
  - Female employees comprised 32% of our global workforce.
  - Diverse employees comprised 45% of our U.S. workforce.

- Hubbell issued an enterprise-wide survey ("Elevate") to better engage and learn from our employees.

- The Hubbell Foundation donated over $1.2 million to charities.

GOVERNANCE & ACCOUNTABILITY

- Hubbell was recognized as one of the 2023 World's Most Ethical Companies.

- We added proxy access for our shareholders.

- We added further restrictions on the number of public company boards on which our directors can serve.

- 100% of compliance cases were investigated.

Disclosing Our ESG Performance

We published our third annual sustainability report in 2023.

The publication of our 2023 Sustainability Report[1] (available at **www.hubbell.com**) demonstrates Hubbell's sustained commitment to providing credible and decision-useful information to stakeholders to enhance transparency, accountability, and trust in our sustainability programs and initiatives.

The 2023 Sustainability Report covers our sustainability commitment, strategy, programs, and performance, as well as our key accomplishments in the reporting year. Review our Report for additional insights on Hubbell's sustainability progress.



2023 **SUSTAINABILITY REPORT**

(1) *The information within the 2023 Sustainability Report (available at **www.hubbell.com**), and any other information on the Company's sustainability webpage that Hubbell may refer to herein is not incorporated by reference into and does not form any part of this Proxy Statement. Any targets or goals discussed in our sustainability disclosures and within this Proxy Statement may be aspirational, and as such, no guarantees or promises are made that these goals will be met. Furthermore, statistics and metrics disclosed in this Proxy Statement, our sustainability reports, and Hubbell's sustainability webpage are estimates and may be based on assumptions. We are under no obligation to update such information.*

Director **Compensation**

No changes were made to the Director compensation program in 2022.

The NCGC annually reviews all forms of independent Director compensation in relation to other U.S. companies of comparable size and the Company's competitors, and recommends changes to the Board, when appropriate. The NCGC is supported in this review by Exequity LLP ("Exequity"), an independent outside compensation consultant engaged by the NCGC, which provides compensation consultation and competitive benchmarking. The NCGC targets director compensation at the median of our peer group, the same peer group used to evaluate the competitiveness of the Company's executive compensation levels. In addition, the NCGC also reviews Director compensation in relation to general industry companies similar to Hubbell in terms of revenue size as a secondary reference.

Elements of Compensation

In December 2022, following its annual review, the Board of Directors, upon the recommendation of the NCGC and further supported by Exequity, decided to make no changes to the value of total director compensation as reflected in the table below.

Annual Compensation

Compensation Component	Payment or Value of Equity	
Board Service		
Annual Board Retainer	$ 90,000	
Annual Restricted Share Grant[1]	$ 145,000	
Lead Director Retainer	$ 30,000	
Committee Service		
Committee Annual Retainer[2]	Chair	Member
Audit Committee	$ 20,000	$ 10,000
Compensation Committee	$ 15,000	$ 7,000
Finance Committee	$ 13,000	$ 5,000
NCGC Committee	$ 13,000	$ 5,000
Board/Committee Meeting Fees	None	
Discretionary Fee[3]	Upon NCGC recommendation and consent of the Chairman of the Board, fees commensurate with any activities performed outside the scope of normal Board and Committee service, at the Company's request. No discretionary fees were paid in 2022.	



BOARD SERVICE ANNUAL PAYMENTS CASH/EQUITY

$90,000 Cash

$145,000 Equity

(1) *The Annual Restricted Share Grant vests on the date of the next Annual Meeting if the Director is still serving (or earlier, upon death or a change in control).*

(2) *Annual Retainers are paid on a quarterly basis.*

(3) *Activities may include customer visits, conference attendance or training meetings.*

Deferred Compensation Plan

The Company maintains a Deferred Compensation Plan for non-management Directors ("Deferred Plan for Directors") which enables Directors, at their election, to defer all or a portion of their annual Board and Committee retainers into:

- A Stock Unit account in which each stock unit consists of one share of the Company's Common Stock. Dividend equivalents are paid on the stock units contained in the Director's account and converted into additional stock units. Upon distribution, all stock units are payable in shares of Common Stock.
- A cash account which is credited with interest at the prime rate in effect at the Company's principal commercial bank on the date immediately following each regularly scheduled quarterly Board meeting.

The Deferred Plan for Directors also enables such Directors, at their election, to defer all or a portion of their annual restricted share grant into a Restricted Stock Unit account providing for the credit of one restricted stock unit for each share of restricted stock deferred. Restricted stock units are subject to the same vesting terms described above and are payable in the form of one share of Common Stock for each restricted stock unit. Dividend equivalents are paid on the restricted stock units contained in the account and converted into additional restricted stock units.

Generally, all distributions under the Deferred Plan for Directors are paid only after termination of service and may be paid in a lump sum or in annual installments, at the Director's election. However, in the event of a change of control, all amounts credited to a Director's account are paid in a lump sum, with amounts credited as stock units immediately converted into a right to receive cash.

Charitable Match

Hubbell provides its Directors a charitable contribution matching program for qualifying charitable organizations and educational institutions on exactly the same terms available to Hubbell's employees. The Hubbell Foundation provides: (i) cash donation matches of up to $25,000 for eligible charitable contributions and (ii) cash donations to qualifying charitable organizations pursuant to the Hubbell Foundation's Dollars for Doers program - wherein the Foundation makes charitable donations based on certain documented volunteer hours served. Hubbell believes strongly in the impact that volunteerism and charitable contributions can have on local communities and the larger world.

Director Compensation Table

The following table shows the compensation paid by the Company to non-management Directors for service on the Company's Board of Directors during fiscal year 2022. Mr. Bakker received no compensation beyond that described in the Executive Compensation section on page 56 for his service as a Director.

Name	Fees Earned or Paid in Cash[2] ($)	Stock Awards[3] ($)	All Other Compensation[4] ($)	Total ($)
Carlos M. Cardoso	102,000	144,946	20,000	266,946
Anthony J. Guzzi	137,000	144,946	23,000	304,946
Rhett A. Hernandez	105,000	144,946	25,000	274,946
Neal J. Keating	110,000	144,946	-	254,946
Bonnie C. Lind	113,194	144,946	-	258,140
John F. Malloy	113,000	144,946	-	257,946
Jennifer M. Pollino	107,000	144,946	32,500	284,446
John G. Russell	115,000	144,946	-	259,946
Steven R. Shawley[1]	28,750	-	-	28,750

(1) Mr. Shawley was a member of the Board until his death in February, 2022.

(2) Includes the following amounts deferred and held under the Company's Deferred Plan for Directors: Mr. Guzzi - $137,000, Mr. Keating - $55,000, Ms. Lind – $113,194 and Mr. Shawley - $28,750.

(3) Amounts shown represent the grant date fair value of 744 shares of restricted stock granted to each Director at the Company's May 3, 2022, Annual Meeting of Shareholders as computed in accordance with FASB ASC Topic 718. For a discussion of the assumptions made in the valuation reflected in these columns, see Note 18 to the Notes to Consolidated Financial Statements for 2022 contained in the Form 10-K filed with the SEC on February 9, 2023. These shares will vest as of the date of the 2023 Annual Meeting of Shareholders if the Director is still serving at that time (or earlier, upon death or a change in control). Mr. Guzzi, Mr. Keating, and Ms. Lind each elected to defer their entire 2022 annual restricted stock grant pursuant to the terms of the Deferred Plan for Directors. See the below table for the aggregate number of stock awards held by each Director as of December 31, 2022.

(4) Amounts shown include Company matching contribution to an eligible institution under The Hubbell Foundation Matching Gifts Program.

As of December 31, 2022, the following table shows the balance in each non-management Director's (i) stock unit account (each stock unit represents the right to receive one share of Common Stock) and (ii) restricted stock unit account (each restricted stock unit represents the right to receive one share of Common Stock) under the Deferred Plan for Directors. See the "Deferred Compensation Plan" section on page 30 for additional information:

Name	Aggregate No. of Stock Units Held at Year End (#)	Aggregate No. of Restricted Stock Units Held at Year End (#)
Carlos M. Cardoso	2,310	7,665
Anthony J. Guzzi	30,761	13,231
Rhett A. Hernandez	-	-
Neal J. Keating	6,998	13,231
Bonnie C. Lind	1,632	3,780
John F. Malloy	1,739	1,786
Jennifer M. Pollino	-	-
John G. Russell	6,139	6,915
Steven R. Shawley	-	-

Proposal 2 Advisory Vote to Approve Named Executive Officer **Compensation**

We have determined that our shareholders should vote on the compensation of our NEOs each year, consistent with the preference expressed by our shareholders at the 2017 Annual Meeting. In accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act and Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are requesting shareholder approval, on an advisory (non-binding) basis, of the compensation of our NEOs as presented in this Proxy Statement in the Compensation Discussion and Analysis section beginning on page 34 and the compensation tables and accompanying narrative disclosure in the Executive Compensation section beginning on page 56. As discussed in Proposal 3 below, we are also requesting that our shareholders vote on the frequency of a vote on the compensation of our NEOs at this Annual Meeting.

Accordingly, we will present the following resolution for vote at the Annual Meeting:

"**RESOLVED**, that the shareholders of Hubbell Incorporated (the "Company") approve, on an advisory basis, the compensation of the Company's named executive officers as described in the Compensation Discussion and Analysis and disclosed in the 2022 Summary Compensation Table and related compensation tables and narrative disclosure as set forth in this Proxy Statement."

As described more fully in the Compensation Discussion and Analysis section of this Proxy Statement, our executive compensation program has been designed to attract and retain highly talented executives, deliver compensation that is competitive and fair compared to relevant benchmarks, reward strong Company performance and motivate executives to maximize long-term shareholder returns. To achieve our objectives, we have adopted and maintain sound compensation governance practices and a strong pay for performance philosophy pursuant to which the greatest portion of an executive's total direct compensation is variable and therefore linked to performance on both a short-term and long-term basis.

As an advisory vote, the outcome of this proposal is not binding upon the Company. However, our Compensation Committee and our Board value the opinions of our shareholders and will consider the outcome of this vote when making future compensation decisions for our NEOs.

The affirmative vote of a majority of the votes cast by the holders of the outstanding shares of Common Stock is required to approve, on an advisory, non-binding basis, the compensation of our NEOs. Majority of votes cast means that the number of votes cast "FOR" the proposal exceed the number of votes cast "AGAINST" the proposal. Abstentions and broker non-votes will not affect the voting results. Broker discretionary voting is not allowed, so if your shares are held by a broker and you have not instructed the broker how to vote, your shares will not be voted with respect to Proposal 2.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE ✓ FOR THE APPROVAL BY NON-BINDING VOTE OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS.

Proposal 3 Advisory Vote on the **Frequency** of Shareholder Vote on Executive Compensation

In accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, we are seeking a non-binding recommendation from our shareholders on whether shareholders should have an opportunity to provide an advisory approval of the compensation of our NEOs every year, every two years or every three years. Accordingly, we are asking shareholders to vote on the following advisory resolution:

"**RESOLVED**, that the shareholders of Hubbell Incorporated (the "Company") recommend, on an advisory basis, that the frequency with respect to which the Company's shareholders are presented with an advisory vote on the compensation of the Company's named executive officers shall be every one (1) year; two (2) years; or three (3) years."

The Board of Directors believes that an advisory vote on the compensation of our NEOs should be conducted every one (1) year so that shareholders may annually express their views on the Company's executive compensation program. The Board of Directors believes that holding this advisory vote annually will provide the Company with timely and appropriate feedback on compensation decisions for its NEOs.

Although the Board of Directors recommends a vote every year, shareholders will be able to specify one of four choices for this proposal on the proxy card: one year, two years, three years or abstain. Shareholders are not voting to approve or disapprove of the Board's recommendation.

Because this vote is advisory and not binding on the Board of Directors or the Company in any way, the Board may decide that it is in the best interests of our shareholders and the Company to hold an advisory vote on executive compensation more or less frequently than the option approved by our shareholders. However, we value the opinions of our shareholders, and we will consider the outcome of the vote when determining the frequency of the shareholder vote on executive compensation.

The affirmative vote of a majority of the votes cast by the holders of the outstanding shares of Common Stock is required to approve, on an advisory, non-binding basis, the frequency of the shareholder vote on the compensation of our NEOs. Majority of votes cast means that the number of votes cast "FOR" the proposal exceeds the number of votes cast "AGAINST" the proposal. Abstentions and broker non-votes will not affect the voting results. Broker discretionary voting is not allowed, so if your shares are held by a broker and you have not instructed the broker how to vote, your shares will not be voted with respect to Proposal 3. If no frequency receives the foregoing vote, then we will consider the option that receives the highest number of votes cast to be the frequency recommended by shareholders.

It is expected that the next Say When On Pay frequency vote will occur at the 2029 annual meeting of shareholders.

THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE ✓ FOR THE SELECTION OF ONE YEAR ON THIS PROPOSAL.

Compensation Discussion and Analysis **(CD&A)**

CD&A Table of Contents	

Our Named Executive Officers

Our business benefits from a strong leadership team with deep experience within and outside our industry.

This Compensation Discussion and Analysis ("CD&A") section describes the material elements of the compensation program for the following individuals, who are our Named Executive Officers ("NEOs") for 2022:

Name	Position
Mr. Gerben W. Bakker	Chairman, President and Chief Executive Officer
Mr. William R. Sperry	Executive Vice President, Chief Financial Officer
Mr. Allan J. Connolly	President, Utility Solutions Segment
Mr. Peter J. Lau[1]	Former President, Electrical Solutions Segment
Ms. Katherine A. Lane	Senior Vice President, General Counsel and Secretary
Ms. Alyssa R. Flynn	Chief Human Resources Officer

(1) Mr. Lau's last day with the Company was September 30, 2022.

2022 Business Performance Highlights

Performance Summary[1]

We measure our progress not only in terms of our financial accomplishments, but also by reference to how we run our business to serve the interests of our shareholders, suppliers, customers, employees, and the communities in which we operate. Our financial accomplishments in 2022 included:

We delivered on our commitments to our shareholders.



NET SALES

$4.9 billion

$3.7 (2020) $4.2 (2021) **$4.9 (2022)**

ADJUSTED DILUTED EARNINGS PER SHARE[2]

$10.62

$7.14 (2020) $8.05 (2021) **$10.62 (2022)**

FREE CASH FLOW[2]

$507 million

$520 (2020) $424 (2021) **$507 (2022)**

(1) The performance summary represents the results of continuing operations. See Note 2 in the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 9, 2023, for further details.

(2) Adjusted diluted earnings per share and free cash flow are non-GAAP financial measures. A reconciliation to the comparable GAAP financial measures can be found in our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 9, 2023.

We executed a disciplined plan of capital deployment.

CAPITAL DEPLOYMENT
($ Millions)



$230 Dividends

$129 Capital Expenditures

$182 Share Repurchases

$177 Acquisitions

- Invested $129 million in **high return** capital expenditures.
- Deployed $177 million for **acquisitions.**
- Deployed $182 million in **share repurchases**.
- Announced a **7% dividend increase.**

● Return to Shareholders ● Investment in the Company

Results of 2022 Advisory Vote on Executive Compensation

Hubbell's 2022 advisory Say on Pay vote on executive compensation resulted in 96.9% of the votes cast in favor of the Company's executive compensation program. Hubbell's Say on Pay votes have averaged approximately 92% support for the last 10 years. We believe these strong results indicate that our shareholders are generally supportive of our compensation program.

Engagement with Shareholders

Engaging with our shareholders informs our approach to our executive compensation program.

Hubbell engages with shareholders throughout the year on diverse topics such as financial performance, compensation and pay for performance, corporate governance, human capital management, and sustainability and environmental, social and governance ("ESG"). In 2022, members of our senior management engaged in a targeted outreach to Hubbell's top 30 shareholders (representing approximately 70% of Hubbell's outstanding common stock). The calls were led by a cross-functional group of senior leaders and helped inform the Compensation Committee's review of the executive compensation programs and confirmed such shareholders' support of our compensation philosophy, design and programs.

> See additional details on shareholder outreach and engagement on page 23 and on Hubbell's ESG and sustainability focus on page 26.

Compensation Summary

The Compensation Committee, in consultation with Exequity, reviews the objectives and components of Hubbell's executive compensation program and reviewed and approved the 2022 compensation earned by our NEOs. The Compensation Committee also considers ongoing shareholder feedback on Hubbell's compensation programs to ensure our executive team continues to deliver exceptional shareholder value.

Key Compensation Elements

The compensation program includes both short-term and long-term incentive for all NEOs.

SHORT-TERM INCENTIVE COMPENSATION	✓ All Short-Term Incentive eligible employees, including our NEOs, have 20% of their annual bonus award tied to initiatives aligned with our strategic pillars. This allows the Compensation Committee to further prioritize and appropriately reward performance on critical metrics including inclusion and diversity, sustainability / ESG, innovation, and acquisitions.
LONG-TERM INCENTIVE FOR ALL NEOs	✓ The performance share grant has three equally-weighted metrics and is 50% of the overall equity award.
	✓ 75% of the Long Term Incentive Award is performance oriented.

Long-Term Incentive Metrics and Weightings


Weightings
25%
Restricted Shares
25%
Stock Appreciation Rights
50%
Performance Shares
75%
Performance
Based
Performance Share Design
1/3 Relative TSR
1/3 Relative Sales
1/3 Adjusted Operating Profit Margin(1)

The overall design of our Long-Term Incentive program continued to focus our NEOs on our strategic priorities of profitable growth balanced with operational effectiveness, while ensuring alignment with shareholder interests. This program design is described in more detail on page 47.

We believe the elements of our program continue to drive our overall pay for performance philosophy and alignment with shareholders, and allow continued focus on Hubbell's strategic initiatives.

Our Compensation Program

Executive Compensation Objectives

Our compensation decisions for 2022 were directly influenced by our 2022 operating results and our shareholder outreach, and the decisions reflect our commitment to pay for performance compensation practices. We use the following objectives to guide our decisions:

PAY FOR PERFORMANCE	Align interests of executives with our shareholders by linking executive pay to Company performance.
ATTRACT, RETAIN, AND MOTIVATE	Incentivize high-quality executive talent essential to our immediate and long-term success.
DELIVER COMPETITIVE AND FAIR COMPENSATION	Target compensation for our executives aligned with relevant external benchmarks.

(1) *Adjusted Operating Profit Margin is a non-GAAP financial measure. A reconciliation to the comparable GAAP financial measure can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 9, 2023.*

Compensation Governance Snapshot

The following are highlights of our compensation practices and decisions that exemplify our commitment to sound compensation governance and shareholders' interests.

☑ What We Do

Pay for Performance. We closely align pay and performance by placing a significant portion of target total direct compensation at-risk.

Robust Performance Goals. We establish clear and measurable goals and targets and hold our executives accountable for achieving specified targets to earn a payout under our incentive plans. Performance goals are linked to operating priorities designed to create long-term shareholder value.

Independent Compensation Consultant. The Compensation Committee retains an independent compensation consultant to review and advise on executive compensation matters.

Annual Benchmarking. We review peer and market practice, as well as pay levels on an annual basis.

Shareholder Engagement. We conduct formal outreach annually with our investors to discuss our compensation programs, ESG, and other issues.

Strong Governance. We have a strong clawback policy, and our Short-Term Incentive plans include the option for only negative discretion by the Compensation Committee regarding award amounts paid.

Stock Ownership. We require senior executives, including our NEOs, to maintain ownership in company stock. Our CEO has an ownership requirement of 5 times his base salary, which he currently satisfies.

⊗ What We Don't Do

No Guaranteed Annual Salary Increases or Bonuses. Annual salary increases are based on evaluations of individual performance and the competitive market. In addition, we do not provide guarantees on bonus payouts.

No Consultant Conflicts. The independent compensation consultant cannot provide any other services to Hubbell without the Compensation Committee's approval.

No Hedging or Pledging. We prohibit our executives, including our NEOs, from hedging or engaging in derivatives trading with respect to company stock and from pledging company stock as collateral for a loan.

No Excessive Perks. The perquisites provided are typically restricted to relocation benefits, financial and tax planning and limited use of the corporate aircraft and are subject to Board oversight.

Limited Tax Gross Ups. We do not provide tax gross ups for severance, excise tax, or other benefits provided to our executives (including the NEOs), other than in the case of relocation reimbursements.

No Excessive Supplemental Retirement Plans. We have frozen our supplemental executive retirement plan and only provide new benefits under qualified retirement plans that are made available generally to employees and non-qualified defined contribution plans that are made available to certain executives.

No Repricing or Cash Buyouts. We prohibit the repricing or buyout of options and SARs without shareholder approval.

No Employment Agreement with CEO or NEOs. Mr. Bakker, our CEO, does not have and has never had an employment agreement with the Company. We do not have any employment agreements with our other NEOs as well.

No Single Trigger on Change in Control Benefits. Change in control benefits are provided only if there is both a change in control and qualifying termination.

CEO Pay vs. Realized Pay vs. Company Performance

The Summary Compensation Table on page 56 discloses annual compensation for our NEOs in accordance with SEC regulations. These regulations require Long-Term Incentive awards to be presented at their grant date value according to accounting rules. While grant-date pay can be a helpful measure for comparing target pay across companies, it does not reflect the actual value delivered to the NEOs based on Company performance.

In order to better assess the relationship between pay and performance, the Compensation Committee reviews NEOs' realized compensation and performance, as well as realized compensation and performance relative to our peer group. The following table explains Summary Compensation Table pay and realized compensation and how they differ.

Pay Summary	Description
Summary Compensation Table ("SCT")	**SEC mandated disclosure** Compensation awarded in the reporting year, as well as value estimates for other types of compensation. Base salary, bonuses, and cash incentives reflect amounts earned relative to year of service. Long-Term Incentive awards reflect grant-date fair value of restricted shares, stock appreciation rights, and performance shares.
Realized Compensation	**Used to measure impact of performance on pay** Compensation earned during the reporting year, including the actual results of performance-based Long-Term Incentive compensation, plus compensation awarded prior to the reporting year that remains dependent on Company performance. Base salary, bonuses, and cash incentives reflect amounts earned relative to year of service (consistent with the SCT). Long-Term Incentive awards reflect the value of restricted shares that vested during the period, performance awards paid out during the period, the value of stock appreciation rights exercised during the period, and changes in the value of unvested restricted shares and stock appreciation rights based on changes in stock price during the period.

Hubbell's CEO Pay is aligned with performance.

The graph below identifies for Hubbell and our Peer Group (as described on page 42) the relationship between CEO pay rank and relative return to shareholders. Each blue dot represents a company in the Peer Group, and the yellow dot represents Hubbell for 2022. The shaded area marks the range that characterizes ideal pay-for-performance alignment given the pay-for-performance relationships exhibited across the peer group. "Hubbell (2022)" in the below graph reflects our CEO's 2022 realized compensation and TSR performance. Peer company estimated compensation reflects 2021 compensation as reported, including 2022 stock price performance and corresponding 2022 TSR performance. Hubbell (2022) illustrates that our CEO's compensation is aligned with the Company's TSR performance.

1-YEAR CEO REALIZED COMPENSATION PERCENTILE VS. TOTAL SHAREHOLDER PERCENTILE



Elements of Compensation

> **Hubbell's compensation program puts the majority of pay at risk dependent on Hubbell's performance.**



CEO	15%	17%	68%

> **Hubbell**

OTHER NEOs	28%	21%	51%

■ Base Salary   ■ Annual Cash Incentive Target   ■ Long-Term Equity Incentive Target

The above chart represents Mr. Bakker's compensation as of December 31, 2022, compared to compensation for the other NEOs.

Our pay for performance compensation philosophy is intended to reward our executives for their contributions toward achievement of the Company's business strategy and goals. The Company provides its executives with a total direct compensation package consisting of fixed and variable elements that deliver competitive compensation that enhances the Company's ability to attract and retain high quality management talent. Our compensation objectives and business strategy drive how our Compensation Committee designs the elements of our compensation program, as outlined in the following table.

2022 Compensation	What?	When?	How?	Link to Strategy and Performance
Base Salary	Fixed Cash	Annual	Reviewed annually for potential adjustment based on factors such as market competitiveness, individual performance and scope of responsibility.	Competitive fixed cash compensation that attracts high caliber executives to lead our Company.
Short-Term Incentive	Variable Cash	Annual	Based on achievements with respect to the Company's financial goals and individual performance against the Company's strategic objectives.	Designed to motivate our executives to attain short-term performance goals that are linked to our long-term financial and strategic performance objectives.
Long-Term Incentive **50% Performance Shares**	Variable Equity	3-year performance period	Performance metrics: relative sales growth, adjusted operating profit margin, and relative total shareholder return.	Motivates executives to achieve critical long-term financial goals of the Company. Aligns executives' and shareholders' interests in share price appreciation.
25% Stock Appreciation Rights (SARs)	Variable Equity	3-year period, ratable	Provides value based on the appreciation in our stock price between the date of grant and the date of exercise.	Aligns executives' and shareholders' interests in share price appreciation.
25% Restricted Shares	Variable Equity	3-year period, cliff	Represents a grant of shares of Hubbell's Common Stock that vest after a three-year period.	Promotes the retention of key executives. Aligns executives' and shareholders' interests in share price appreciation.

Roles for Designing and Delivering Compensation

Hubbell has a clearly defined process and roles in making decisions about executive compensation.

Role	Process
Compensation Committee	Oversees programs and has ultimate responsibility
Independent Compensation Consultant	Provides market data, insight, and support to the Compensation Committee
CEO and Management	Provide data and limited input to the Compensation Committee
Shareholders	Feedback drives our compensation program design

Process and Timeline for Designing and Delivering Compensation

> **The Compensation Committee follows a comprehensive process to determine compensation values and program design that is informed by Peer Group and market data and supported by the review and advice of an independent compensation consultant.**

Over the course of four planned meetings each year, consistent Compensation Committee agendas ensure thorough review of compensation design and levels for our NEOs. In addition to the meetings described below, the Compensation Committee may schedule additional meetings throughout the year. The below sets forth a subset of the various topics the Compensation Committee considers in consultation with Exequity.

FEBRUARY	• Approve base pay changes, Short-Term Incentive targets and Long-Term grant values. • Finalize performance share payouts for the three-year performance period ending the previous December. • Approve performance goals for the long-term and short-term programs. • Review tally sheets[1] for all NEOs and officers of the Company.
APRIL / MAY	• Pay for performance and realized compensation analysis for prior year and three-year periods. • Executive compensation design trends and regulatory review. • Review Peer Group. • Conduct risk assessment.
SEPTEMBER	• Review executive compensation benchmarking against the Peer Group and the general market. • Review/discuss any program design changes for upcoming year. • Conduct review of the Short-Term Incentives and Long-Term performance grants. • Review Short-Term Incentive and Long-Term Incentive projections.
DECEMBER	• Conduct initial review of individual executive compensation changes for upcoming year. • Review/discuss any program design changes for upcoming year. • Conduct review of the Short-Term Incentives and Long-Term performance grants. • Review Short-Term incentive targets and Long-Term Incentive projections.

(1) *Tally sheets identify and value each element of compensation, including base salary, Short-Term and Long-Term Incentive awards, pension benefits, deferred compensation, perquisites, potential change in control and severance benefits and provide an aggregate sum for each NEO and officer.*

Role of the Compensation Committee and the Independent Compensation Consultant

The Compensation Committee determines the Company's compensation philosophy and approves each element of executive compensation. The Compensation Committee relies on advice and data provided by Exequity, an independent compensation consultant engaged by the Compensation Committee. Exequity does not advise management and receives no compensation from the Company for services other than those provided to the Compensation Committee and the NCGC (for which it provides guidance on independent Director compensation; see the "Director Compensation" section on page 29). Although the Compensation Committee considers recommendations made by the CEO with respect to executive compensation for executives other than himself, the Compensation Committee is solely responsible for making all executive compensation decisions.

The Compensation Committee discusses its compensation philosophy with Exequity and expects Exequity to present options for award practices and to provide context for any proposals, but otherwise does not impose any specific limitations or constraints on or direct the manner in which Exequity performs its advisory services. As advisor to the Compensation Committee, Exequity reviews the compensation strategy and pay levels for the Company's NEOs, examines all aspects of the Company's executive compensation programs to ensure the support of the Company's business strategy and objectives, informs the Compensation Committee of developing legal and regulatory considerations affecting executive compensation and benefit programs and provides general advice with respect to all compensation decisions pertaining to the CEO and to all officer compensation recommendations submitted by management.

The Compensation Committee assesses the independence of Exequity annually and has concluded that no conflict of interest currently exists or existed in 2022 that would prevent Exequity from providing independent advice to the Compensation Committee regarding executive compensation matters. In making this determination, the Compensation Committee considered, among other things, the following factors: (1) Exequity did not provide any non-compensation-related services (and did not receive any fees for any non-compensation-related services); (2) the engagement complied with Exequity's internal conflict of interest policies; (3) there are no other business or personal relationships between Company management or members of the Compensation Committee and any representatives of Exequity who provide services to the Company; and (4) neither Exequity nor any representatives of Exequity who provide services to the Company own any Common Stock or other Hubbell securities.

Compensation Peer Group

The Compensation Committee assesses each element of executive compensation against the median compensation levels paid to executives in comparable positions in similar industries. The Compensation Committee reviewed 2021 benchmark data from two sources, the Peer Group and general industry survey data to help inform 2022 target compensation. The Peer Group used to determine pay levels for 2022 was constructed using three criteria, as described below:



Industry Affiliation

Companies in the Peer Group are manufacturing or distribution companies in the electrical space.



Similar Size

Companies in the Peer Group range from approximately 0.6x to 3x the revenue size of Hubbell, with Hubbell at the 54th percentile of revenue.



Competitors for Talent

Companies in the Peer Group are ones we would consider as competing for the critical sales, engineering and other functional talent that drives our business.

Acuity Brands, Inc.	Donaldson Company, Inc.	IDEX Corporation	Sensata Technologies Holding plc
AGCO Corporation	Dover Corporation	ITT Inc.	Snap-on Incorporated
AMETEK, Inc.	EnerSys	Lincoln Electric Holdings, Inc.	WESCO International, Inc.
Carlisle Companies Incorporated	Fastenal Company	Regal Rexnord Corporation	Woodward, Inc.
Crane Holdings, Co.	Fortive Corporation	Rockwell Automation, Inc.	Xylem, Inc.
Curtiss-Wright Corporation	Fortune Brands Innovations, Inc.	Roper Technologies, Inc.	

2022 Compensation Results

The Committee targets the 50th percentile of the Peer Group data for compensation elements.

Base Salary

Base salary is the principal fixed component of total direct compensation paid to the NEOs. Salaries are determined by reference to prevailing market pay rates, scope of job responsibility and performance considerations. The Company intends its base salary expenditures to be consistent with those incurred by similarly positioned companies in our industry, so the Compensation Committee expects base salaries to approximate the 50th percentile of the benchmark community practices. Annually, the Compensation Committee reviews and approves increases as appropriate for the NEOs to ensure their base salaries remain close to market-representative pay levels. In February 2022, the Compensation Committee, after consultation with Exequity, approved certain market and performance-based increases to the base salaries of the NEOs.

Short-Term Incentive Compensation

Hubbell's Short-Term Incentive program emphasizes our most critical annual financial metrics, Earnings Per Share and Cash Flow.

Hubbell's Short-Term Incentive ("STI") program, which provides benefits under our Incentive Compensation Plan, is similar to executive STI award plans that are common at other companies in the general manufacturing environment. Maintaining an STI program that typifies those used elsewhere makes the Company's program competitive and helps us attract and retain high quality executive talent. Actual STI awards can range in size from 0% to 200% of an NEO's STI target, and are only paid to the extent the Company achieves the performance goals established by the Compensation Committee at the beginning of each year. These goals are intended to be challenging, and consistent with the Compensation Committee's view of strong business performance. The Compensation Committee may also use its discretion to reduce (but not increase) the actual amount of the STI awards paid. Payouts are delivered in cash, subject to applicable tax withholding.

Other elements of the STI program include:

- The STI payout mix for the NEOs is based 80% on financial performance of the enterprise or business segment, as applicable, and 20% on their individual contributions to Hubbell's strategic objectives. Strategic objectives, as described more fully on page 45, are annual targets that align to Hubbell's strategic priorities across our key pillars of Serve Our Customer, Grow the Enterprise, Operate with Discipline, and Develop our People.
- Payouts for threshold performance are 50% of target, and payouts are capped at 200% of target for above target performance. No payout is provided if threshold performance is below 50% of target. Payouts are limited to no more than $5 million per person per year.
- The Compensation Committee may use negative, but not positive discretion on payouts.
- Metrics are evaluated annually and are reviewed to ensure they drive business performance and complement the metrics in the Long-Term Incentive program.

Annual Short-Term Incentive Targets

The Compensation Committee approves annual STI targets for the NEOs based on the 50th percentile of Peer Group data. STI targets are expressed as a percentage of base salary. If targets are changed during the course of the year, the full year target is pro-rated to reflect pre- and post-change periods. The 2022 target awards for the NEOs are shown below.

NEO	Annual Bonus Target
Gerben W. Bakker	115%
William R. Sperry	90%
Allan J. Connolly	75%
Peter J. Lau	75%
Katherine A. Lane	70%
Alyssa R. Flynn	50%

STI Design and Metrics

Hubbell's 2022 STI program for our NEOs is designed to drive performance on our most critical short-term objectives.

STI DESIGN



80%
Financial Metrics
20%
Individual/Strategic
65%
Adjusted Earnings Per Share(1) or Operating Profit
35%
Free Cash Flow(1) or Operating Cash Flow

(1) *Adjusted earnings per share and free cash flow are non-GAAP financial measures. A reconciliation to the comparable GAAP financial measures can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 9, 2023.*

STI METRICS

The following table explains the metrics and measurements in Hubbell's 2022 STI design.

Metric	Level Measured	How is it calculated?	Why is it included in the STI Program?
Adjusted Earnings Per Share (EPS)[(1)]	**Enterprise**	Adjusted net income divided by outstanding shares of Common Stock.	Affects TSR most directly and is the most critical measure of growth.
Operating Profit (OP)	**Business Segment**	Segment level net sales less cost of goods sold and selling and administrative expenses.	The most comprehensive measure of business segment performance; represents the direct impact of the segment leader on the business.
Free Cash Flow (FCF)[(1)]	**Enterprise**	Cash flow from operations less capital expenditures.	Demonstrates management's ability to generate cash for the business for on-going operations and future investments.
Operating Cash Flow (OCF)	**Business Segment**	Net cash from operating activities.	Demonstrates segment leaders' ability to manage on-going operations in a positive manner, generating cash for the enterprise.
Strategic Objectives	**Individual**	Compensation Committee evaluation of the CEO's and other NEOs' individual impact on Hubbell's strategic objectives (including CEO input regarding the other NEOs).	Strategic objectives prioritize the most critical short-term and long-term actions for the business in order to deliver shareholder value.

(1) Adjusted earnings per share and free cash flow are non-GAAP financial measures. A reconciliation to the comparable GAAP financial measures can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 9, 2023.

STI Calculations

As shown below, the NEOs' STI awards are calculated differently depending on their respective roles at Hubbell.

Step 1 - Determine the STI Target



BASE SALARY × TARGET % = STI TARGET $

Step 2 - Multiply the STI Target by STI Payout Factors

Mr. Bakker, Mr. Sperry, Ms. Lane and Ms. Flynn



STI TARGET $ × [ENTERPRISE FINANCIAL RESULTS (80% WEIGHT) + STRATEGIC OBJECTIVES (20% WEIGHT)] = STI PAYOUT

Mr. Connolly and Mr. Lau[(1)]



STI TARGET $ × [ENTERPRISE FINANCIAL RESULTS (40% WEIGHT) + SEGMENT LEVEL RESULTS (40% WEIGHT) + STRATEGIC OBJECTIVES (20% WEIGHT)] = STI PAYOUT

(1) Mr. Lau's STI award was paid pursuant to his Separation Agreement. See the "Separation Agreement" section on page 66.

Enterprise and Segment Level Measures

Targets for EPS (65% weighting of overall financials) and Free Cash Flow (35% weighting of overall financials) are approved by the Compensation Committee in February of each year.

In addition to the enterprise measures, which are a part of the STI Design for all NEOs, NEOs who are responsible for business segments within the enterprise are also measured on the financial performance of their segments. In the segments, financial performance is measured through Operating Profit and Operating Cash Flow.

Strategic Objectives

For all the NEOs, a portion of their 2022 STI award is based on the attainment of Hubbell's strategic objectives. Strategic objectives are set at the beginning of each year in the categories listed below. At the end of the annual performance period, the Compensation Committee, with input from the CEO and senior management, evaluates Hubbell's performance on these objectives, and assigns a payout factor for this portion (20%) of the NEO's overall STI payout. Payout factors can range from 0-200%. The objectives that were set for 2022 are as follows:

SERVE OUR CUSTOMERS
We strive to exceed customer expectations by providing exceptional service and implementing processes that make it easy to do business with us.

OPERATE WITH DISCIPLINE
We implement industry leading processes to ensure a productive, safe and compliant organization, and maximize our footprint for operational efficiency.

GROW THE ENTERPRISE
We continue to grow our organization, both through developing innovative new products and by acquiring complementary businesses.

DEVELOP OUR PEOPLE
We recruit, hire and develop talent that meets and anticipates the ever-changing needs of our enterprise, while fostering an inclusive and diverse workplace.

2022 Performance Results and Payout

Enterprise Level Measures

For 2022, adjusted earnings per share[1] was $10.62, which the Compensation Committee then reduced for predetermined discrete items not considered in determining the performance versus target, including unspent but planned restructuring and related expenses as well as a one-time impact to the financials from changes in foreign currency exchange rates. These adjustments had no impact on the overall payout given the Company's overall performance.

The table below shows the enterprise targets and financial payout for 2022 as reviewed and approved by the Compensation Committee.

Metric	Target	Performance vs. Target	Payout %
Adjusted Earnings Per Share[1]	$9.10	117%	200%
Free Cash Flow[1]	$470M	110%	148%
Blended Payout for Enterprise Level Financial Metrics			**182%**

(1) Adjusted earnings per share and free cash flow are non-GAAP financial measures. A reconciliation to the comparable GAAP financial measures can be found in Management's Discussion and Analysis of Financial Condition and Results of Operation in our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 9, 2023.

Segment Level Measures

Mr. Connolly leads the Utility Solutions segment and had a portion of his STI based on the Operating Profit and Operating Cash Flow performance of that business segment.

Utility Solutions Segment

Metric	Target	Performance vs. Target	Payout %
Operating Profit	122% (% vs. PY)	123%	200%
Operating Cash Flow	116% (% of OP)	112%	161%
Blended Payout for Segment Level Financial Metrics			**186%**

Mr. Lau led the Electrical Solutions segment until his separation from the Company on September 30, 2022. Mr. Lau's annual cash incentive award was paid pursuant to his Separation Agreement. See the "Separation Agreement" section on page 66.

Electrical Solutions Segment

Metric	Target	Performance vs. Target	Payout %
Operating Profit	105% (% vs. PY)	104%	119%
Operating Cash Flow	104% (% of OP)	107%	134%
Blended Payout for Segment Level Financial Metrics			**124%**

Strategic Objective Measures

At the end of the annual performance period, Hubbell's performance on the strategic objectives for 2022 was evaluated to determine the payout percentage for this portion of the Short-Term Incentive. Over the course of 2022, the Company made progress against all the strategic objectives as outlined below.

Strategic Objective	Achievements
Serve our Customers	• Increased digital commerce capabilities and sales. • Increased enterprise sales tools and training activities.
Operate with Discipline	• Successfully managed price cost productivity. • Continued positive execution on footprint and restructuring projects.
Grow the Enterprise	• Achieved 2025 emissions and water reduction goals in 2022. • Exceeded targets on strategic innovation and exceeded sales projections on new product development. • Sold C&I lighting business and acquired 3 new companies (PCX, Ripley Tools and REF).
Develop our People	• Increased focus and participation on leadership development programs and retention of top talent. • Completed employee engagement survey with best in class employee response rate of over 80% and developed action plans across the Company.

To determine the payout of the strategic objective portion of the NEOs' 2022 Short-Term Incentive, the achievements in each of the four strategic pillars (as described above) were assessed on a scale of 0 - 200%. The rating for each of the four strategic objectives was then averaged with equal weighting to determine a final payout percentage. Based on the strong performance outlined above, the weighted average across all four objectives resulted in a 135% payout for this component.

In addition to leadership on the enterprise-wide objectives as described above, factors considered by the Board and the Compensation Committee in evaluating the performance of the CEO for the 20% strategic portion of his STI award include objectives targeted against Hubbell's vision to be a valued investment, an inclusive organization, and an exceptional customer partner. In considering Mr. Bakker's performance in such areas, and in light of the overall assessment of the enterprise as described above, the Compensation Committee approved a 135% payout for Mr. Bakker for the strategic portion of his STI award.

Short-Term Incentive Payout

The following table shows the STI award earned by each of the NEOs. These amounts also appear in the Non-Equity Incentive Plan Compensation column of the SCT on page 56.

	Performance Measures/Results					STI Target ($)		STI Award ($)
	EPS and Free Cash Flow (Enterprise Level)	Operating Profit and Operating Cash Flow (Business Level)	Strategic Objectives (Individual)	Total Composite Payout	✕		＝	
Gerben W. Bakker	182%	—	135%	173%		1,199,450		2,075,000
William R. Sperry	182%	—	135%	173%		625,500		1,082,100
Allan J. Connolly	182%	186%	135%	174%		457,500		796,100
Peter J. Lau[1]	182%	124%	N/A	N/A		450,000		N/A
Katherine A. Lane	182%	—	135%	173%		357,000		617,600
Alyssa R. Flynn	182%	—	135%	173%		195,000		337,400

(1) Mr. Lau's STI award was paid pursuant to his Separation Agreement. See the "Separation Agreement" section on page 66.

Long-Term Incentive Compensation

Hubbell maintains a Long-Term Incentive ("LTI") plan that extends to its top talent the opportunity to earn rewards in the form of Company Common Stock pursuant to the Company's Amended and Restated 2005 Incentive Award Plan (as amended and in effect, the "Equity Plan"). The Equity Plan is designed to:

- Generate growth in the Company's share price by rewarding activity that enhances enterprise value.
- Ensure long-term rewards are commensurate with performance.
- Help leadership accumulate shares, ensuring greater alignment with shareholders.
- Motivate, retain, and reward the NEOs.



› **Design**

············· **75% Performance Based** ·····················

| 50% Performance Shares | 25% SARs | 25% Restricted Shares |

·········· PERFORMANCE SHARES AND RESTRICTED SHARES ARE 3-YEAR ··········
CLIFF VESTING, SARS ARE 3-YEAR RATABLE VESTING

We believe the design of our LTI program creates a long-term performance-based orientation and encourages executives to remain with the Company.

The value of LTI awards granted to our executives each year is based on several factors, including external benchmarking practices, the Company's short- and long-term financial performance, the value of awards granted in prior years, succession considerations and individual performance.

> **Our LTI program includes financial metrics that align with our business strategy and closely correlate with shareholder return within our Peer Group.**

Performance Share Awards

Our performance share program continues to evolve in response to our shareholders' feedback to ensure alignment with our business strategy. The following table outlines the outstanding performance awards granted to our NEOs.

Grant Date	Performance Period	Program Metrics	Status	See Page(s)
Feb. 2022	2022 – 2024	Relative Sales Growth, Adjusted Operating Profit Margin[1], Relative Total Shareholder Return	Pending end of performance period	48
Feb. 2021	2021 – 2023	Relative Sales Growth, Operating Profit Margin, Relative Total Shareholder Return	Pending end of performance period	49
Feb. 2020	2020 – 2022	Relative Sales Growth, Operating Profit Margin, Trade Working Capital as % of Revenue, Relative TSR Modifier	Performance period complete	50-51

In all cases, the actual number of performance shares earned by an NEO will be determined at the end of the three-year period based on Company performance as measured by the performance metrics and targets set out at the time of the grant, all of which are described in the following pages.

Performance Share Award Index

For all relative measures in the Performance Share Program, Hubbell uses the S&P Capital Goods 900 Index which is a compilation of the S&P 400 and S&P 500 Capital Goods indices and not a published index. The Compensation Committee chose this group as it is the most direct comparison to Hubbell's business and size than any other index.

(1) *Adjusted operating profit margin is a non-GAAP financial measure. A reconciliation to the comparable GAAP financial measure can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 9, 2023.*

Performance Share Grant Design (2022 Grant)

Performance Share Grants made in February of 2022 are comprised of three equally weighted metrics: Relative Sales Growth, Adjusted Operating Profit Margin[1], and Relative Total Shareholder Return. In 2022, the Compensation Committee decided to change the operating profit margin metric to adjusted operating profit margin[1] to further align across incentive plans and to tie incentive targets to the underlying performance of our business. The table below details the metrics and calculation methodology, and why each metric is important to the business.

Metric	Weight	How is it calculated?	Why is it included in the LTI Program?
Relative Sales Growth	34%	Hubbell's compounded annual growth rate as compared to the companies that make up the S&P Capital Goods 900 Index.	Drives growth initiatives, including organic growth, new product development, innovation, and acquisition performance.
Adjusted Operating Profit Margin[1]	33%	Adjusted operating income divided by net sales, as compared to a target set at the beginning of the performance period.	Focuses NEOs on margin expansion and productivity, while they execute operational objectives including footprint optimization and product rationalization.
Relative TSR	33%	Total Shareholder Return (average of the last 20 trading days of the preceding performance period as compared to the average of the last 20 trading days of the performance period, with dividends reinvested as shares), as compared to the companies that make up the S&P Capital Goods 900 Index.	Provides balance between internal and external performance and ensures alignment with shareholder value creation.

Performance Share Grant Targets (2022 Grant)

The table below sets out each metric at the enterprise level, the respective goals for the three-year period, and the payout percentage of performance shares that would be earned at each specified level of performance. Internally, we communicate to our executives the quartile performance of our peers and Hubbell for each metric and focus our executives on achieving top or 2nd quartile performance, while looking to avoid 3rd or 4th quartile performance. As part of the 2022 LTI design, relative scales align explicitly with this approach.

RELATIVE SALES GROWTH		
	Target[2]	Payout
Max	> 75th percentile	200%
Target	50th percentile	100%
Threshold	25th percentile	50%
No Payout	< 25th percentile	0%

ADJUSTED OPERATING PROFIT MARGIN[1]		
	Target[2]	Payout
Max	17%	200%
Target	15.25%	100%
Threshold	13.5%	50%
No Payout	< 13.5%	0%

RELATIVE TSR		
	Target[2]	Payout
Max	>75th percentile	200%
Target	50th percentile	100%
Threshold	25th percentile	50%
No Payout	< 25th percentile	0%

(1) *Adjusted operating profit margin is a non-GAAP financial measure. A reconciliation to the comparable GAAP financial measure can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 9, 2023.*

(2) *If the Company's performance for any of the performance metrics falls between the percentages listed on the table, the percentage performance shares earned will be determined by linear interpolation.*

Performance Share Grant Design (2021 Grant)

Performance share grants made in February 2021 are based on three equally weighted metrics, which are explained in the table below.

Metric	Weight	How is it calculated?	Why is it included in the LTI Program?
Relative Sales Growth	34%	Hubbell's compounded annual growth rate as compared to the companies that make up the S&P Capital Goods 900 Index.	Drives growth initiatives, including organic growth, new product development, innovation, and acquisition performance.
Operating Profit Margin	33%	Operating income divided by net sales, as compared to a target set at the beginning of the performance period.	Focuses NEOs on improving pricing, productivity, and costs while they execute operational objectives including footprint optimization and SKU rationalization.
Relative TSR	33%	Total Shareholder Return (average of the last 20 trading days of the preceding performance period as compared to the average of the last 20 trading days of the performance period, with dividends reinvested as shares), as compared to the companies that make up the S&P Capital Goods 900 Index.	Provides balance between internal and external performance and ensures alignment with shareholder value creation.

Performance Share Grant Targets (2021 Grant)

The table below sets out each metric at the enterprise level, the respective goals for the three-year period, and the payout percentage of performance shares that would be earned at each specified level of performance.

RELATIVE SALES GROWTH		
	Target[1]	Payout
Max	> 75th percentile	200%
Target	50th percentile	100%
Threshold	25th percentile	50%
No Payout	< 25th percentile	0%

OPERATING PROFIT MARGIN		
	Target[1]	Payout
Max	15.5%	200%
Target	14.5%	100%
Threshold	13%	50%
No Payout	< 13%	0%

RELATIVE TSR		
	Target[1]	Payout
Max	>75th percentile	200%
Target	50th percentile	100%
Threshold	25th percentile	50%
No Payout	< 25th percentile	0%

(1) If the Company's performance for any of the performance metrics falls between the percentages listed on the table, the percentage performance shares earned will be determined by linear interpolation.

Performance Share Grant Design (2020 Grant)

Performance share grants made in February 2020 are based on three equally weighted metrics, with a possible Relative TSR modifier, as explained in the following table.

Metric	Weight	How is it calculated?	Why is it included in the LTI Program?
Relative Sales Growth	34%	Hubbell's compounded annual growth rate as compared to the companies that make up the S&P Capital Goods 900 Index.	Drives growth initiatives, including organic growth, new product development, innovation, and acquisition performance.
Operating Profit Margin	33%	Operating income divided by net sales, as compared to a target set at the beginning of the performance period.	Focuses NEOs on improving pricing, productivity, and costs while they execute operational objectives including footprint optimization and SKU rationalization.
Trade Working Capital as a % of Sales	33%	Accounts receivable plus inventory minus accounts payable, the result of which is divided by net sales, as compared to a target set at the beginning of the performance period.	Encourages focus on activities that improve operational effectiveness and cash generation, specifically inventory management and accounts payable/receivable.
Relative TSR	Modifier	Modifies the award up or down if Total Shareholder Return (average of the last 20 trading days of the preceding performance period as compared to the average of the last 20 trading days of the performance period, with dividends reinvested as shares), is in the top or bottom 25% as compared to the companies that make up the S&P Capital Goods 900 Index.	Provides balance between internal and external performance and ensures alignment with shareholder value creation.

Performance Share Grant Targets (2020 Grant)

The table below sets out each metric at the enterprise level, the respective goals for the three-year period, and the payout percentage of performance shares that would be earned at each specified level of performance.

RELATIVE SALES GROWTH		
	Target[1]	**Payout**
Max	> 80th percentile	200%
Target	50th percentile	100%
Threshold	35th percentile	50%
No Payout	< 35th percentile	0%

OPERATING PROFIT MARGIN		
	Target[1]	**Payout**
Max	16%	200%
Target	14.5%	100%
Threshold	13%	50%
No Payout	< 13%	0%

TRADE WORKING CAPITAL (as % of sales)		
	Target[1]	**Payout**
Max	18.5%	200%
Target	19%	100%
Threshold	20%	50%
No Payout	> 20%	0%

(1) *If the Company's performance for any of the performance metrics falls between the percentages listed on the table, the percentage performance shares earned will be determined by linear interpolation.*

TSR MODIFIER	
Relative TSR Percentile	**Target**
= or > 75th	X 150%
> 25th to < 75th	X 100%
< or = 25th	X 50%

Performance Share Grant Payout (2020 Grant)

The performance period for the LTI performance share grant made in February 2020 ended on December 31, 2022. The table below shows Hubbell's actual performance with respect to each metric, and the associated payouts.

Metric	Weight	Target for 100% Payout	Actual Performance	Payout	TSR Modifier[2]	Final Payout
Projected Relative Sales Growth[1]	34%	50th percentile	63rd percentile	145%	150%	218%
OP Margin	33%	14.5%	14.6%	107%	150%	161%
Trade Working Capital	33%	19%	19.2%	90%	150%	135%
BLENDED PAYOUT ACROSS PERFORMANCE SHARES						**171%**

(1) The calculation of the relative sales growth measure is dependent upon public availability of financial results from our peer companies. The Compensation Committee cannot determine the level of achievement of the performance criteria until a sufficient number of S&P Capital Goods 900 Index companies report their earnings for the year ended December 31, 2022. As a result, the actual payout results for the 2020-2022 performance share award grants based on Relative Sales Growth will not be determined until April 2023 and such payouts will not be approved by the Compensation Committee until April 2023 after the filing of this Proxy Statement. The above projections reflect the results available as of March 20, 2023, including consensus estimates for sales growth for the Peer Group. Shareholders are cautioned that this information is preliminary, is subject to change based on the actual reported results of the S&P Capital Goods 900 Index companies and has not been approved by the Compensation Committee.

(2) The actual performance for the TSR Modifier resulted in a 87th percentile ranking which resulted in a payout of 150%.

Shares Received for the 2020 Grant

NEO	Target Shares (February 2020)	Final Shares (February 2023)
Gerben W. Bakker	11,218	19,219
William S. Sperry	5,352	9,169
Allan J. Connolly	3,345	5,730
Peter J. Lau	—	—
Katherine A. Lane	2,509	4,297
Alyssa R. Flynn	619	1,060

Stock Appreciation Rights ("SARs")

A SAR gives the holder the right to receive, once vested, the value in shares of the Company's Common Stock equal to the positive difference between the base price and the market value of a share of Common Stock upon exercise. Generally, SARs vest in three equal installments on each of the first three anniversaries of the grant date. The base price used to determine the value of the SARs is the mean between the high and low trading prices of the Company's Common Stock as reported on the NYSE on the trading day immediately preceding the date of grant (i.e. for the February 8, 2022 grants, February 7, 2022 - $185.87). The Company uses this measure for two reasons: (i) using the trading prices from the day before the grant enables the Compensation Committee to know the exact grant price and therefore the exact value of each grant before it is made; and (ii) because of the relatively low volume at which the Company's stock trades, the mean represents a more accurate picture of the fair market value of the stock than does the closing price. For purposes of determining individual award levels, the number of shares subject to each SAR is formulated on the basis of a modified Black-Scholes calculation. See the section entitled "Equity Award Plan Vesting Provisions-Grant Terms" on page 59 for additional information on the terms of these awards.

Time Based Restricted Stock

Time based restricted stock provides incentives for executives to remain employed by the Company and to create and maintain value for shareholders because the value of a restricted share depends on the executive's continued employment and the value of the Company's stock on the vesting date. Restricted stock awards are granted in shares of the Company's Common Stock and generally vest on the third-year anniversary of the grant date.

Other Compensation Policies and Benefit Programs

Stock Ownership and Retention Policy

Hubbell has stock ownership requirements for its NEOs that they each currently satisfy.

The Company has a Stock Ownership and Retention Policy (the "Stock Ownership Policy") that is applicable to the NEOs, the other officers of the Company, senior level employees and the Directors. The terms and conditions of the Stock Ownership Policy are annually reviewed by the Compensation Committee and Exequity to ensure consistency with current market practices and external benchmarks and alignment between the interests of the employees covered by the Stock Ownership Policy and the interests of the Company's shareholders.

The Stock Ownership Policy provides:

- A covered employee who has not yet satisfied the applicable ownership minimum must retain 100% of the net shares acquired pursuant to the exercise of a SAR and all other shares that person directly or indirectly acquires.
- Once the minimum share ownership level is satisfied, a covered employee is expected to continue to satisfy such requirement for as long as they are subject to the policy.
- Shares that count toward the minimum share ownership requirement include shares held directly and indirectly by the covered employee, including restricted stock granted under the Equity Plan, and in-the-money vested (but unexercised) SARs. Shares underlying unearned performance shares are not counted.
- Covered employees have approximately five (5) years from the earliest date they become subject to the Stock Ownership Policy to achieve their minimum ownership requirement. A covered employee who is promoted to a position with a higher minimum ownership requirement similarly has five (5) years to increase their holdings to satisfy the new requirement.

The policy requires covered employees to attain a minimum share ownership level equal to their base salary times a certain multiplier, as indicated in the below table.

Minimum Stock Ownership Requirement

5x	**3x**	**2x**
BASE SALARY	BASE SALARY	BASE SALARY
CEO	CFO, Segment Presidents, General Counsel, EVPs, SVPs	Other officers and senior leaders

As of December 31, 2022, all NEOs (other than Mr. Lau, who departed Hubbell on September 30, 2022) are in compliance with the Stock Ownership Policy. The Stock Ownership Policy can be viewed on the Company's website at **www.hubbell.com**.

Compensation Recovery Policy (Clawback)

Hubbell's Compensation Recovery Policy provides that an executive (including a NEO), who is determined to have engaged in fraud or other gross misconduct that contributed in whole or in part to a restatement of the Company's financial results, may be subject to any one or more of the following disciplinary actions:

- Termination of employment.
- Recovery of all or any portion of any performance-based cash or equity paid or vested during the previous three years that would otherwise not have been paid or vested based on the restated financial results.
- Cancellation or forfeiture of any performance-based cash or equity awards not yet paid or vested or offset against future awards.

The Compensation Committee annually reviews the Compensation Recovery Policy and benchmarks the provisions with its independent compensation consultant, Exequity. The Compensation Committee is in the process of further evaluating the Compensation Recovery Policy in light of the proposed new NYSE listing rule, and will make changes as required to comply with the NYSE requirements once they have been finalized. All actions taken under this policy will be determined by the Board of Directors in its sole discretion upon consultation with the Audit Committee and the NCGC.

Policy Prohibiting Hedging and Pledging

Our officers, Directors, and certain employees designated by Hubbell's Senior Vice President, General Counsel and Secretary who may have access to material, non-public information about Hubbell and its financial condition, as well as anyone living in such restricted persons' households and any entities directly or indirectly controlled by such restricted persons, are prohibited from (i) engaging in hedging, monetization transactions or similar arrangements involving our stock, including short sales, margin transactions, put or call options, and derivatives such as swaps, forwards, and futures transactions; (ii) pledging our stock as collateral for a loan, credit, stop loss, or any other limit orders placed with a broker, except pursuant to an approved 10b5-1 plan; and (iii) purchasing our stock on margin or holding our securities in a margin account.

Employee Benefits

NEOs receive employee health and welfare and retirement benefits that are generally available to all employees, which include cafeteria-style plans that provide medical, dental, prescription, life insurance, disability and the option to purchase other voluntary benefits. The NEOs also receive certain additional retirement benefits, limited perquisites (as detailed on page 54), severance and change in control protections. These additional benefits are similar to the types and amounts available to senior executives of other manufacturing companies as demonstrated in benchmark data. The following outlines the benefit plans available to the NEOs. The purpose of these plans is, as applicable, to provide retirement planning tools to such senior employees and thus assist the Company in attracting and retaining senior management.

Retirement Plans and Nonqualified Deferred Compensation Plans

Qualified Pension Plans

The Company maintains a defined benefit pension plan (the "DB Plan") and a defined contribution retirement plan (the "DC Plan") in which NEOs participate along with the other Hubbell employees.

Employees hired after December 31, 2003, are not eligible to participate in the DB Plan but may participate in the DC Plan. The Company closed the DB Plan to new employees after 2003 after determining that a plan of this nature was no longer necessary to attract talent in the marketplace. Service credit under the DB Plan ceased effective February 28, 2017, and a subsequent freeze on eligible compensation was effective December 31, 2020. Mr. Bakker is the only NEO who is a participant in the DB Plan.

The DC Plan provides that the Company will make a fully vested annual non-elective Company contribution of 4% of eligible earnings on behalf of all eligible participants, including the NEOs. Additionally, the Company makes a matching contribution equal to 50% of the first 6% of a participant's eligible earnings contributed to the DC Plan, subject to Code limitations. NEOs are participants in the DC Plan on the same terms as other employees in the Company.

Non-Qualified Supplemental Retirement Plans

Certain senior executives of the Company, including the NEOs, are eligible to participate in supplemental retirement plans including the Top Hat Restoration Plan ("DB Restoration Plan") and the Defined Contribution Restoration Plan ("DC Restoration Plan") which are available to DB Plan and DC Plan participants, respectively, with compensation in excess of Code limitations applicable to qualified plans.

The DB Restoration Plan is an "excess benefit plan" under which participants in the DB Plan receive additional retirement benefits, calculated in the same manner as benefits are calculated under the DB Plan, but without regard to the applicable limits on compensation or benefit accruals imposed by the tax-qualified plan rules. Mr. Bakker is the only NEO who is a participant in the DB Restoration Plan, and he ceased to accrue benefits under the DB Restoration Plan when the DB Plan was frozen. The DC Restoration Plan, also an "excess benefit plan," enables participants in the DC Plan to receive Company contributions equal to the additional contributions they would have received under the DC Plan, but for the compensation limits imposed by the tax-qualified plan rules.

The DB Restoration Plan and DC Restoration are intended to promote the retention of our eligible senior management employees by providing them with the opportunity to earn pension and retirement benefits that supplement the benefits available under the Company's tax-qualified retirement plans.

Executive Deferred Compensation Plan

The Company has a non-qualified Executive Deferred Compensation Plan ("EDCP"), which permits senior employees, including our NEOs, to defer the receipt of up to 50% of their base salary and 100% of their short-term incentive award. The EDCP also provides for discretionary contributions by the Company. No Company discretionary contributions were made in 2022. Amounts deferred under the EDCP are credited with earnings reflecting individual investment directions made by each participant. See the "Non-Qualified Deferred Compensation in Fiscal Year 2022" section on page 63.

Perquisites

In 2022, the Company provided the following limited perquisites to the NEOs: relocation benefits and related tax gross-ups, financial planning and tax preparation services and limited personal travel on the Company aircraft. These perquisites provide flexibility to the executives and increase travel efficiencies, thereby allowing executives to use their time more productively. These perquisites also protect the executives' personal and financial health and thus the Company's investment in their development. The Company routinely examines the competitiveness of the perquisites offered in light of the evolving competitive landscape and determines whether any modifications are appropriate. Footnote 7 to the "Summary Compensation Table" on page 57 outlines the benefits received by each NEO in 2022.

Severance and Change in Control Benefits

Hubbell maintains a Policy for Providing Severance to Senior Employees (the "Senior Severance Policy") that generally provides severance to senior management in the event of certain "involuntary" terminations of employment with Hubbell.

It has long been Hubbell's practice to provide Change in Control Severance Agreements ("CIC Agreements") to its Board appointed officers. Previously, the Board had issued CIC Agreements to Mr. Bakker in 2014, to Mr. Sperry in 2010, as amended in 2012, and to Ms. Lane in 2019 (collectively, the "Prior CIC Agreements").

The CIC Agreements with the NEOs have traditionally, and continue to, provide certain alternative severance benefits in the event an NEO's employment is involuntarily or constructively terminated in connection with a change in control. Such severance benefits are designed to alleviate the financial impact of termination of employment by providing continued base salary and health benefits and outplacement services. These benefits are designed to foster a stable work environment by reinforcing and encouraging executives' continued attention and dedication to job responsibilities without the personal distraction or conflict of interest that could arise from concerns about a potential change in control.

More recently, the Board desired to issue new CIC Agreements to Hubbell's officers that would be on a single form of agreement for all of Hubbell's officers, a form of agreement that was updated to align with market terms and provisions, which include restrictive covenants to which the recipient of the agreement would be subject. Such covenants cover the execution of a release of claims agreement, provisions on continuing compliance with non-competition and non-solicitation of employees and customers and confidentiality. In December, 2022, Hubbell replaced the Prior CIC Agreements with Messrs. Bakker and Sperry and Ms. Lane using the new form and entered into new CIC Agreements with Mr. Connolly and Ms. Flynn and the other officers of Hubbell (collectively, the "New CIC Agreements"). The New CIC Agreements are substantially similar in scope to the Prior CIC Agreements and there was no increase made to any of the existing severance multiples or benefit continuation periods previously provided to Messrs. Bakker and Sperry or Ms. Lane.

The decision to offer benefits under the Senior Severance Policy and the New CIC Agreements does not influence the Compensation Committee's determinations concerning other direct compensation or benefit levels. In making the decision to extend these benefits, the Compensation Committee relied on its independent compensation consultant, Exequity, to ensure that such severance and change in control benefits align with relevant market practices and policy statements put forth by governance rating agencies. The Compensation Committee annually reviews Hubbell's CIC Agreements and benchmarks the provisions with Exequity.

The Company's New CIC Agreements contain, among other things, the following types and amounts of compensation benefits payable to NEOs upon a change in control:

- Double trigger (change in control plus termination of employment) required to obtain cash severance benefit.
- Lump sum cash payments equal to 2.5/2.0 times base salary and 2.5/2.0 times target bonus for the year in which the change-in-control occurs.
- Lump sum payment of the pro-rated target bonus for the year in which termination occurs.
- Continued insurance benefits and outplacement services.

Upon a change in control, under the terms of the LTI awards, all outstanding awards (other than any portion subject to performance-based vesting) will continue in effect or be assumed or substituted by an acquiring company, unless the Compensation Committee elects to terminate an award or cause it to fully vest. If the acquiring company refuses to assume or substitute an award, the Compensation Committee may exercise its discretion to terminate the award in exchange for cash, rights or property, or cause the awards to become fully exercisable prior to the change in control. The portion of an LTI award that is subject to performance-based vesting will remain subject to the terms of the award agreement and the Compensation Committee's discretion.

If an LTI award continues in effect or is assumed or substituted, and the grantee's employment is terminated without cause or within twelve months following a change in control, then the award will fully vest as of the date of termination.

For additional information relating to the Company's change in control and severance benefits, including under the New CIC Agreements and the Senior Severance Policy, see the "Potential Post-Employment Compensation Arrangements" section on page 64.

Compensation Committee Report

The Compensation Committee has reviewed the Compensation Discussion and Analysis and discussed its contents with members of the Company's management and its independent compensation consultant, Exequity. Based on this review and discussion, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

Compensation Committee

John G. Russell, Chair
Carlos M. Cardoso
Anthony J. Guzzi
Neal J. Keating
Jennifer M. Pollino

Executive Compensation

Summary Compensation Table ("SCT")

Named Executive Officer	Year	Salary ($)	Bonus[3] ($)	Stock Awards[4] ($)	Option Awards[4] ($)	Non-Equity Incentive Plan Compensation[5] ($)	Change in Pension Value and Nonqualified Deferred Compensation Plan Earnings[6] ($)	All Other Compensation[7] ($)	Total ($)
Gerben W. Bakker Chairman, President and Chief Executive Officer	2022	1,032,154	—	3,579,025	1,174,988	2,075,000	—	283,944	8,145,111
	2021	972,500	—	3,130,670	1,025,488	823,700	—	136,342	6,088,700
	2020	768,319	—	2,541,156	838,512	703,400	1,716,976	106,323	6,674,686
William R. Sperry Executive Vice President, Chief Financial Officer	2022	691,923	—	1,370,664	450,001	1,082,100	—	101,161	3,695,849
	2021	672,692	—	1,335,717	437,506	467,800	—	89,107	3,002,822
	2020	618,846	—	1,212,363	400,005	457,400	—	96,008	2,784,622
Allan J. Connolly President, Utility Solutions Segment	2022	608,462	—	837,695	274,986	796,100	—	75,810	2,593,053
	2021	597,692	—	782,325	256,247	333,000	—	365,437	2,334,701
	2020	548,415	—	757,652	249,994	438,800	—	372,777	2,367,638
Peter J. Lau[1] Former President, Electrical Solutions Segment	2022	455,385	—	761,443	249,983	—	—	675,898	2,142,709
	2021	558,462	—	610,526	200,006	340,200	—	64,687	1,773,881
Katherine A. Lane Senior Vice President, General Counsel and Secretary	2022	506,923	100,000	647,269	212,500	617,600	—	57,091	2,141,383
	2021	487,692	—	610,526	200,006	264,100	—	49,432	1,611,756
	2020	442,223	—	568,276	187,502	237,700	—	46,630	1,482,331
Alyssa R. Flynn[2] Chief Human Resources Officer	2022	385,288	30,000	266,665	87,488	337,400	—	38,638	1,145,479

(1) The Company entered into a Separation Agreement with Mr. Lau on September 23, 2022. See the "Separation Agreement" section on page 66.

(2) First reported as a NEO in 2022.

(3) The amounts in the Bonus column reflect a one time cash bonus paid to Mses. Lane and Flynn related to their significant contributions to the Company's disposition of its commercial and industrial lighting business.

(4) The amounts reported in the Stock Awards and Option Awards columns reflect the aggregate grant date fair value of restricted stock, performance shares and SARs granted in 2022 as calculated in accordance with FASB ASC Topic 718. For a discussion of the assumptions made in the valuation, see Note 18 to the Consolidated Financial Statements for 2022 in the Form 10-K filed with the SEC on February 9, 2023. The actual value that an executive may realize from an award is contingent upon the satisfaction of the vesting conditions of the award. For SARs, the actual value of the award is based upon the positive difference between the base price and the market value of a share of Common Stock on the date of exercise. Thus, there is no assurance that the value, if any, eventually realized by the executive will correspond to the amount shown. For performance shares with a Relative Sales Growth performance metric, fair value is based upon the average between the high and low trading prices of the Company's Common Stock on the date preceding the grant date and assumes that the award will vest at target.

(5) The amounts reported in the Non-Equity Incentive Plan Compensation column reflect short-term incentive awards earned under the Company's Short-Term Incentive Plan. Mr. Lau received a payment equal to a pro rata portion of his target annual cash incentive award pursuant to the Senior Severance Policy and as set forth in his Separation Agreement. See the "Separation Agreement" section on page 66.

(6) The amounts reported in the Change in Pension Value and Nonqualified Deferred Compensation Earnings column reflect the aggregate change in the actuarial present value of each NEO's accumulated benefit under the retirement plans in which they participate. See the "Employee Benefits" section on page 53 and "Nonqualified Deferred Compensation" section on page 63. The present value of accrued benefits at December 31, 2020 is based on the Pri-2012 Healthy Annuitant Mortality White Collar Tables, sex distinct, with generational projection from 2012 using Scale MP-2020 and using a discount rate of 2.60%. The present value of accrued benefits at December 31, 2021 is based on the Pri-2012 Healthy Annuitant Mortality White Collar Tables, sex distinct, with generational projection from 2012 using Scale MP-2021 and using a discount rate of 2.90%. The present value of accrued benefits at December 31, 2022 is based on the Pri-2012 Healthy Annuitant Mortality White Collar Tables, sex distinct, with generational projection from 2012 using Scale MP-2021 and using a discount rate of 5.50%. Participants are assumed to retire at age 62 or current age, if later. Based on these assumptions, the actuarial value of Mr. Bakker's pension decreased by $1,319,766 from 2021 to 2022, and therefore the amount is reported in the above table as $0.

(7) The amounts reported in the All Other Compensation column for 2022 are detailed in the following table:

Name	Severance[a] ($)	Perquisites[b] ($)	Relocation[c] ($)	Retirement Plan Contributions[d] ($)	Total ($)
Gerben W. Bakker	—	46,660	107,374	129,910	283,944
William R. Sperry	—	19,980	—	81,181	101,161
Allan J. Connolly	—	9,908	—	65,902	75,810
Peter J. Lau	637,500	7,480	12,160	18,758	675,898
Katherine A. Lane	—	12,000	—	45,091	57,091
Alyssa R. Flynn	—	—	—	38,638	38,638

(a) The amounts in the Severance column reflect payments made to Mr. Lau in connection with his departure from the Company and in accordance with the Company's Senior Severance Policy. See the "Separation Agreement" section on page 66.

(b) The amounts in the Perquisites column reflect the incremental cost to the Company for the actual cost of financial planning or tax preparation services up to a maximum of $10,000 for each NEO, the matching gifts made by The Hubbell Foundation; and personal use of the Company aircraft for Messrs. Bakker - $36,660 and Sperry - $4,980 which includes fuel costs, crew expenses, and landing, hangar, airplane parking, ramp, and maintenance fees.

(c) The amounts in the Relocation column reflect amounts paid to Messrs. Bakker and Lau as reimbursement for costs associated with their Company required relocations and includes a tax gross-up benefit for Mr. Bakker of $31,830 provided in connection with his relocation.

(d) The amounts in the Retirement Plan Contributions column reflect Company 401(k) matching contributions of $9,150 for Messrs. Bakker, Sperry, Connolly and Mses. Lane and Flynn, and $6,558 for Mr. Lau; and an automatic company retirement contribution of $12,200 for each NEO under the DC Plan. This column also includes the following Company Retirement Contributions earned under the DC Restoration Plan in 2022 to be contributed in 2023 for: Mr. Bakker - $62,034, Mr. Sperry - $34,189, Mr. Connolly - $25,458, Ms. Lane - $22,641, and Ms. Flynn - $9,879. This column also includes the following restoration match contributions under the DC Restoration Plan earned in 2022 and to be contributed in 2023 for: Mr. Bakker - $46,526, Mr. Sperry - $25,642, Mr. Connolly - $19,094, Ms. Lane - $1,100, and Ms. Flynn $7,409.

Other Compensation Tables

Grants of Plan-Based Awards in Fiscal Year 2022

The following table presents information concerning plan-based awards granted in 2022 to the NEOs under the Company's Incentive Plan and Equity Plan. All stock awards are payable in shares of the Company's Common Stock.

Name	Type of Award	Grant Date	Est. Future Payouts Under Non-Equity Incentive Plan Awards[2]			Est. Future Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards: Number of Shares of Stock or Units[4] (#)	All Other Option Awards: Number of Shares Underlying Options[4] (#)	Exercise or Base Price of Option Awards[5] ($/Sh)	Grant Date Fair Value of Stock and Option Awards[6] ($)
			Threshold ($)	Target ($)	Max ($)	Threshold (#)	Target (#)	Max (#)				
Gerben W. Bakker	STI	2/8/22	599,725	1,199,450	2,398,900	—	—	—	—	—	—	—
	RS	2/8/22	—	—	—	—	—	—	6,322	—	—	1,175,070
	SAR	2/8/22	—	—	—	—	—	—	—	29,936	185.87	1,174,988
	PS/RSG	2/8/22	—	—	—	2,150	4,299	8,598	—	—	—	750,090
	PS/OPM	2/8/22	—	—	—	2,086	4,172	8,344	—	—	—	727,931
	PS/TSR	2/8/22	—	—	—	2,086	4,172	8,344	—	—	—	925,934
William R. Sperry	STI	2/8/22	312,750	625,500	1,251,000	—	—	—	—	—	—	—
	RS	2/8/22	—	—	—	—	—	—	2,421	—	—	449,991
	SAR	2/8/22	—	—	—	—	—	—	—	11,465	185.87	450,001
	PS/RSG	2/8/22	—	—	—	823	1,646	3,292	—	—	—	287,194
	PS/OPM	2/8/22	—	—	—	799	1,598	3,196	—	—	—	278,819
	PS/TSR	2/8/22	—	—	—	799	1,598	3,196	—	—	—	354,660
Allan J. Connolly	STI	2/8/22	228,750	457,500	915,000	—	—	—	—	—	—	—
	RS	2/8/22	—	—	—	—	—	—	1,480	—	—	275,088
	SAR	2/8/22	—	—	—	—	—	—	—	7,006	185.87	274,986
	PS/RSG	2/8/22	—	—	—	503	1,006	2,012	—	—	—	175,527
	PS/OPM	2/8/22	—	—	—	488	977	1,954	—	—	—	170,467
	PS/TSR	2/8/22	—	—	—	488	976	1,952	—	—	—	216,613
Peter J. Lau[1]	STI	2/8/22	225,000	450,000	900,000	—	—	—	—	—	—	—
	RS	2/8/22	—	—	—	—	—	—	1,345	—	—	249,995
	SAR	2/8/22	—	—	—	—	—	—	—	6,369	185.87	249,983
	PS/RSG	2/8/22	—	—	—	458	915	1,830	—	—	—	159,649
	PS/OPM	2/8/22	—	—	—	444	888	1,776	—	—	—	154,938
	PS/TSR	2/8/22	—	—	—	443	887	1,774	—	—	—	196,861
Katherine A. Lane	STI	2/8/22	178,500	357,000	714,000	—	—	—	—	—	—	—
	RS	2/8/22	—	—	—	—	—	—	1,143	—	—	212,449
	SAR	2/8/22	—	—	—	—	—	—	—	5,414	185.87	212,500
	PS/RSG	2/8/22	—	—	—	389	778	1,556	—	—	—	135,745
	PS/OPM	2/8/22	—	—	—	377	755	1,510	—	—	—	131,732
	PS/TSR	2/8/22	—	—	—	377	754	1,508	—	—	—	167,343
Alyssa R. Flynn	STI	2/8/22	97,500	195,000	390,000	—	—	—	—	—	—	—
	RS	2/8/22	—	—	—	—	—	—	471	—	—	87,545
	SAR	2/8/22	—	—	—	—	—	—	—	2,229	185.87	87,488
	PS/RSG	2/8/22	—	—	—	160	320	640	—	—	—	55,834
	PS/OPM	2/8/22	—	—	—	155	311	622	—	—	—	54,263
	PS/TSR	2/8/22	—	—	—	155	311	622	—	—	—	69,023

(1) The Company entered into a Separation Agreement with Mr. Lau on September 23, 2022. Any of Mr. Lau's unvested RS, SAR, PS/RSG, PS/OPM and PS/TSR awards at the time of his separation from the Company on September 30, 2022 were forfeited. An amount equal to Mr. Lau's target 2022 annual cash incentive award, prorated for the period of service during the year, was paid pursuant to the Senior Severance Policy as set forth in his Separation Agreement. See the "Separation Agreement" section on page 66.

(2) The amounts reported in the Estimated Future Payouts Under Non-Equity Incentive Plan Awards columns reflect the target, threshold and maximum short-term incentive award opportunity for each of the NEOs under the Company's Short-Term Incentive Plan. The NEOs are eligible for a payout within the threshold and maximum range depending upon several performance factors such as earnings per share, operating profit improvement, free and operating cash flow and strategic objectives. See the "Short-Term Incentive Compensation" section on page 42.

(3) The amounts reported in the Estimated Future Payouts Under Equity Incentive Plan Awards columns reflect the target number of performance shares ("PS") awarded to the NEOs under the Equity Plan on February 8, 2022, and the threshold and maximum number of performance shares that may be earned. Performance shares are earned on three measures: (i) Relative Sales Growth ("RSG"), (ii) Adjusted Operating Profit Margin ("OPM") and (iii) Relative Total Shareholder Return ("TSR"). The actual number of performance shares earned will be determined at the end of a three-year period. See the "Performance Share Awards" section on page 47.

(4) The amounts reported in the All Other Stock Awards and All Other Option Awards columns reflect the number of shares of Restricted Stock ("RS") and Stock Appreciation Rights ("SARs") awarded under the Equity Plan on February 8, 2022. SARs are subject to vesting in three equal annual installments on the anniversary of the grant date. Upon retirement, RS will vest in full. SARs and RS become fully vested upon death or disability.

(5) The amount reported in the Exercise or Base Price of Option Awards column reflects the mean between the high and low trading prices of the Company's Common Stock on the trading day immediately preceding the date of grant which was the fair market value of the Company's Common Stock as defined under the Equity Plan.

(6) The amounts reported in the Grant Date Fair Value of Stock and Option Awards column reflect the aggregate fair value of the RS and SARs granted to each NEO on February 8, 2022, based upon the probable outcome of performance conditions, as applicable, and disclosed in Note 18 within the Notes to the Consolidated Financial Statements in the Company's 2022 Annual Report on Form 10-K filed with the SEC on February 9, 2023.

Equity Award Plan Vesting Provisions - Grant Terms

The following table describes the general terms of each of the equity incentive awards granted to the applicable NEOs on February 8, 2022.

	Restricted Stock	Performance Shares	Stock Appreciation Rights
Description	A grant of a number of shares subject to forfeiture if not vested.	A promise to receive a number of shares on the third-year anniversary of the grant date subject to meeting performance goals.	Right to receive, in stock, the appreciation in value between the stock price on the date of grant and date of exercise.
Abbreviation	RS	PS	SARs
Vesting Period	3-year cliff vesting on the anniversary of the grant date[1].	3-year cliff vesting on attainment of three stated performance measures.	1/3 per year on the anniversary of the grant date.

(1) The vesting period for restricted stock is generally three-years except in limited instances for retention or for talent acquisition purposes.

Outstanding Equity Awards at 2022 Fiscal Year End

The following table provides information on all restricted stock, SARs and performance share awards held by the NEOs and the value of such holdings measured as of December 31, 2022. All outstanding equity awards are in shares of the Company's Common Stock.

Name	Grant Date	Option Awards[2]				Stock Awards			
		No. of Securities Underlying Unexercised Options Exercisable (#)	No. of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	No. of Shares or Units of Stock that have not Vested[3] (#)	Market Value of Shares or Units that have not Vested[4] ($)	Equity Incentive Plan Awards: No. of Unearned Shares, Units, or other Rights that have not Vested[5] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares Units or other Rights that have not Vested[6] ($)
Gerben W. Bakker	2/1/14	4,668	—	117.16	2/1/24	—	—	—	—
	12/2/14	9,970	—	106.44	12/2/24	—	—	—	—
	12/8/15	13,813	—	97.48	12/8/25	—	—	—	—
	12/6/16	17,090	—	113.69	12/6/26	—	—	—	—
	12/5/17	19,170	—	127.51	12/5/27	—	—	—	—
	12/14/18	16,547	—	105.49	12/14/28	—	—	—	—
	7/1/19	13,765	—	129.28	7/1/29	—	—	—	—
	2/13/20	22,112	11,057	149.49	2/13/30	5,609	1,316,320	11,218	2,632,640
	2/10/21	11,615	23,230	163.26	2/10/31	6,281	1,474,025	12,563	2,948,285
	2/8/22	—	29,936	185.87	2/8/32	6,322	1,483,647	12,643	2,967,059
William R. Sperry	2/13/20	—	5,275	149.49	2/13/30	2,676	628,004	5,352	1,256,007
	2/10/21	4,955	9,911	163.26	2/10/31	2,680	628,942	5,360	1,257,885
	2/8/22	—	11,465	185.87	2/8/32	2,421	568,160	4,842	1,136,321
Allan J. Connolly	12/14/18	4,137	—	105.49	12/14/28	—	—	—	—
	7/1/19	5,882	—	129.28	7/1/29	—	—	—	—
	2/13/20	6,592	3,297	149.49	2/13/30	1,672	392,385	3,345	785,005
	2/10/21	2,902	5,805	163.26	2/10/31	1,570	368,448	3,139	736,661
	2/8/22	—	7,006	185.87	2/8/32	1,480	347,326	2,959	694,418
Peter J. Lau[1]	—	—	—	—	—	—	—	—	—
Katherine A. Lane	7/1/17	883	—	113.03	7/1/27	—	—	—	—
	12/5/17	2,442	—	127.51	12/5/27	—	—	—	—
	12/14/18	2,868	—	105.49	12/14/28	—	—	—	—
	7/1/19	8,118	—	129.28	7/1/29	—	—	—	—
	2/13/20	4,944	2,473	149.49	2/13/30	1,254	294,289	2,509	588,812
	2/10/21	2,265	4,531	163.26	2/10/31	1,225	287,483	2,450	574,966
	2/8/22	—	5,414	185.87	2/8/32	1,143	268,239	2,287	536,713
Alyssa R. Flynn	12/5/17	2,442	—	127.51	12/5/27	—	—	—	—
	12/14/18	2,722	—	105.49	12/14/28	—	—	—	—
	2/13/20	1,220	610	149.49	2/13/30	309	72,516	619	145,267
	2/10/21	566	1,133	163.26	2/10/31	306	71,812	613	143,859
	2/8/22	—	2,229	185.87	2/8/32	471	110,534	942	221,069

(1) The Company entered into a Separation Agreement with Mr. Lau on September 23, 2022. Any of Mr. Lau's unvested restricted stock, SARs and performance share awards at the time of his separation from the Company on September 30, 2022 were forfeited. See the "Separation Agreement" section on page 66.

(2) The Option Awards column reflects SARs that were granted to each NEO on the dates shown. SARs entitle the recipient to receive the value in shares of the Company's Common Stock equal to the positive difference between the base price and the fair market value of a share of Common Stock upon exercise. Generally, SARs vest and become exercisable in three equal installments on each of the first three anniversaries of the grant date. See the "Equity Award Plan Vesting Provisions-Grant Terms" section on page 59.

(3) The No. of Shares or Units of Stock that have not Vested column reflects restricted stock granted on the following dates and terms: (i) 2/8/22, 2/10/21, and 2/13/20 RS grants - vest on the third-year anniversary of the grant date. See the "Equity Award Plan Vesting Provisions-Grant Terms" section on page 59.

(4) The Market Value of Shares or Units that have not Vested is based upon the closing market price of the Company's Common Stock on December 30, 2022, the last business day of 2022, of $234.68.

(5) The Equity Incentive Plan Awards: No. of Unearned Shares, Units, or Other Rights that have not Vested column reflects performance shares granted at target on the following dates and terms for the performance periods noted: (A) 2/8/22 and 2/10/21 - vest based on achievement of each of three measures as described in the "Performance Share Awards" section on page 47 at the end of a three-year performance period (1/1/22 - 12/31/24 and 1/1/21 - 12/31/23, respectively) and (B) 2/13/20 - vest based on achievement of each of three measures as described in the "Performance Share Awards" section on page 47 at the end of a three-year performance period (1/1/20 - 12/31/22), as adjusted based on TSR performance.

(6) The Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not Vested column is based upon the closing market price of the Company's Common Stock on December 30, 2022, the last business day of 2022, of $234.68.

Option Exercises and Stock Vested During Fiscal Year 2022

The following table provides information on the number of shares acquired and the value realized by the NEOs during fiscal year 2022 on the exercise of SARs and on the vesting of restricted stock and performance shares.

	Option Awards[1]		Stock Awards	
Name	No. of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($)	No. of Shares Acquired on Vesting (#)	Value Realized Upon Vesting ($)
Gerben W. Bakker	3,971	312,061	2,263	406,254[2]
	—	—	3,575	688,297[3]
William R. Sperry	24,778	2,331,246	1,160	208,243[2]
	—	—	4,649	895,075[3]
Allan J. Connolly	—	—	967	173,596[2]
	—	—	893	171,929[3]
Peter J. Lau	2,265	173,590	1,381	284,776[2]
	—	—	—	—
Katherine A. Lane	—	—	1,334	239,480[2]
	—	—	230	44,282[3]
Alyssa R. Flynn	5,998	414,526	1,338	247,209[2]
	—	—	330	63,536[3]

(1) The amounts reported in the **Option Awards - Value Realized Upon Exercise** column reflect the number of shares acquired upon exercise multiplied by the difference between the base price of the SAR and the market price of the Company's Common Stock on the date of exercise.

(2) The amounts reported in the **Stock Awards - Value Realized Upon Vesting** column reflect the number of shares of time-based restricted stock acquired upon vesting multiplied by the closing market price of the Company's Common Stock on the following vesting dates: February 10, 2022 - $188.44, February 11, 2022 - $184.76, July 1, 2022 - $179.52 and September 1, 2022 - $206.21.

(3) The amounts reported in the **Stock Awards - Value Realized Upon Vesting** column reflect the number of performance shares earned multiplied by the closing market price of the Company's Common Stock on the following vesting dates - February 9, 2022 - $191.95 and May 2, 2022 - $193.50.

Pension Benefits in Fiscal Year 2022

The following table provides information on the retirement benefits for the NEOs under the Company's DB Plan and DB Restoration Plan in which they participate. See the "Employee Benefits" section on page 53.

Name	Plan Name	No. of Years Credited Service (#)	Present Value of Accumulated Benefit[1] ($)	Payments During the Last Fiscal Year ($)
Gerben W. Bakker	DB Plan	25.92	807,045	—
	DB Restoration Plan	25.92	2,692,894	—

(1) For the DB Plan and the DB Restoration Plan, the present value of accrued benefits at December 31, 2022 are determined based on the Pri-2012 Healthy Annuitant Mortality White Collar tables, sex distinct, with generational projection from 2012 using Scale MP-2021 and using a discount rate of 5.50%. Participants are assumed to retire at age 62 or current age, if later.

Pension Benefit Calculations

The following paragraphs describe the manner in which benefits are calculated under each of the Company's retirement plans:

DB Plan and DB Restoration Plan

The DB Plan provides for participation by all regular full-time salaried employees (other than employees who are subject to a collective-bargaining agreement) who were employed by covered Company businesses on December 31, 2003.

The annual benefits under the DB Plan upon normal retirement (age 65) are calculated under the following formula in which Final Average Pay refers to the average of the executive's highest three consecutive years' earnings (base salary and short-term incentives) in the last ten years:

- For certain participants hired before January 1, 2004, including Mr. Bakker, the formula is as follows:



0.85% × Years of Service (up to 35) × Final Average Pay + 0.65% × [Final Average Pay less Social Security Covered Compensation] × Years of Service (up to 35) + 1.10% × [Final Average Compensation] × Years of Service (>35)

Benefits under the DB Restoration Plan are calculated in the same manner as benefits under the DB Plan, but without regard to any limits on compensation or benefit accruals that may apply under the DB Plan as required by the tax-qualified plan rules. DB Restoration benefits are payable based on a life annuity distribution (although 50% of the benefits are payable to the participant's surviving spouse in the event of his or her death after commencing benefits), except that benefits are paid out as a lump sum if a participant as of the date of a change in control experiences a termination of employment within 2 years following the change in control.

Beginning in 2017, the DB Plan began a transition to being fully frozen. Years of Service was frozen under the DB Plan and the DB Restoration Plan effective February 28, 2017 and Final Average Pay, Social Security Covered Compensation, and Social Security Benefit was frozen under the DB Plan and the DB Restoration Plan effective December 31, 2020.

DC Plan and DC Restoration Plan

As described under the Employee Benefits section on page 53, the DC Plan provides eligible participants with a fixed non-elective contribution of 4% of eligible earnings and a matching contribution equal to 50% of the first 6% of a participant's eligible earnings that the employee voluntarily contributes to the DC Plan.

The Company also provides a DC Restoration Plan to allow for excess contributions on behalf of those employees whose contributions are limited under the tax-qualified DC Plan due to compensation limits imposed by the IRS. Employees impacted by those limitations receive a contribution under the DC Restoration Plan equal to the same percentage used for the DC Plan multiplied by their eligible earnings in excess of the IRS limits.

The DC Restoration Plan provides each participant with (i) an annual non-elective contribution equal to the excess of 4% of eligible earnings over the amount credited as a safe harbor non-elective contribution to the DC Plan for that year and (ii) an annual matching contribution equal to 50% of the first 6% of a participant's eligible earnings that he or she voluntarily contributes to the DC Plan and/or defers to the Executive Deferred Compensation Plan less the maximum amount of matching contributions that could have been credited under the DC Plan if he or she had contributed the maximum amount permitted under the DC Plan for that year.

Non-Qualified Deferred Compensation

Executive Deferred Compensation Plan ("EDCP")

The EDCP enables certain designated senior executives (including the current NEOs) to defer up to 50% of their annual base salary and up to 100% of their annual short-term incentive compensation. Amounts deferred under the EDCP are nominally invested at the discretion of the participant in the same mutual funds available to all employees in the DC plan and all participants are immediately 100% vested in the amounts they elect to defer. The Company is permitted to make discretionary contributions to EDCP participants and to make contributions subject to vesting conditions or other restrictions.

Participants are generally required to make their deferral elections by December 31 of the year prior to the year in which the base pay is paid, and the short-term incentive award is earned. At that time, participants also elect the future date for distributions. Distributions can be made at any time while the participant remains an employee (but no sooner than two years after the year for which the deferral is made) or upon separation from service or a change in control. Distributions upon separation from service may be made in a lump sum or installments over 5, 10 or 15 years. In-service distributions and distributions upon a change in control are made in a lump sum. Participants may also access their accounts under the EDCP in the event of an unforeseen emergency.

Non-Qualified Deferred Compensation in Fiscal Year 2022

The following table provides information on the benefits earned by each NEO under the Company's EDCP and DC Restoration Plan.

Name	EDCP Executive Contributions in 2022[1] ($)	EDCP Aggregate Earnings in Last FY[2] ($)	DC Restoration Plan Registrant Contributions in 2022[3] ($)	DC Restoration Plan Aggregate Earnings in Last FY[2] ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at 12/31/22[4] ($)
Gerben W. Bakker	111,351	(133,382)	88,911	(51,316)	—	1,039,155
William R. Sperry	48,435	(27,773)	58,806	(95,578)	—	760,775
Allan J. Connolly	42,592	(20,992)	63,168	(22,152)	—	273,418
Peter J. Lau	31,715	(5,042)	26,206	(1,533)	—	74,776
Katherine A. Lane	—	(5,069)	18,466	(10,586)	—	84,527
Alyssa R. Flynn	34,169	(48,548)	12,265	(16,165)	—	320,466

(1) The amounts reported in the EDCP Executive Contributions in 2022 column reflect elective deferrals of short-term incentive awards into the EDCP as follows: Mr. Bakker – 6% and Ms. Flynn - 25%, and elective deferral of base salary as follows: Mr. Bakker - 6%, Mr. Sperry - 7%, Mr. Connolly - 7%, and Mr. Lau - 4%. The short-term incentive amounts were earned and deferred for services in 2021 but credited to the EDCP in 2022, which is the time payments under the Incentive Compensation Plan are generally made. The amounts in this column include amounts also included in the Summary Compensation Table for 2022 under the Salary column (for 2022) and the Non-Equity Incentive Compensation Plan column (for 2021).

(2) The amounts reported in the EDCP Aggregate Earnings in Last FY and DC Restoration Plan Aggregate Earnings in Last FY columns include aggregate notional earnings on the EDCP account balances and the DC Restoration Plan balances in 2022. Amounts deferred under the EDCP and the DC Restoration Plan are credited with earnings on the basis of individual notional investment directions made by each participant.

(3) The amounts reported in the DC Restoration Plan Registrant Contributions in 2022 column reflect each NEO's credits under the DC Restoration Plan earned for services in 2021 and credited to the DC Restoration Plan in 2022. The amount does not include the following accrued restoration company retirement contribution and restoration match contributions earned in 2022 to be credited in 2023, which amounts are detailed in the footnote and included in the All Other Compensation column of the Summary Compensation Table on page 56 for 2022: Mr. Bakker - $108,560, Mr. Sperry - $59,831, Mr. Connolly - $44,552, Ms. Lane - $23,741 and Ms. Flynn - $17,288.

(4) The amounts reported in the Aggregate Balance at 12/31/22 column reflect each NEO's balance credited to the EDCP and the DC Restoration Plan.

The material terms of the non-qualified deferred compensation plans are further described under the "Pension Benefit Calculations" section on page 62 and the "Non-Qualified Deferred Compensation" section above.

Potential Post-Employment Compensation Arrangements

The Company does not have employment agreements with any of the NEOs. The Company offers post-employment compensation and benefits to the NEOs under its Senior Severance Policy (which is available to senior level employees in addition to NEOs), its retirement plans and individual CIC Agreements with its NEOs that provide compensation and benefits only in the event of certain terminations in connection with a change in control (as defined in the CIC Agreements). In addition, NEOs may be entitled to post termination compensation and benefits under the terms of the Company's Equity Plan, STI Plans and other benefit plans. The section below describes the types of compensation and benefits an NEO is eligible to receive under these plans, policies and agreements based on five termination scenarios: (i) involuntary termination, (ii) death, (iii) disability, (iv) retirement and (v) following a change in control and involuntary termination. No amounts in excess of vested rights under any of the Company's plans are generally payable to the NEOs upon voluntary termination or termination for cause.

Senior Severance Policy

The Senior Severance Policy offers the following benefits to NEOs:

- 4 weeks base salary continuation for each year of service with a minimum of 26 weeks and a maximum of 78 weeks.
- Continued medical, dental and life insurance benefits for the salary continuation period.
- Pro-rated portion of their target short-term incentive award earned through the date of termination.
- Outplacement services for up to 12 months.

Involuntary termination includes, for purposes of the Senior Severance Policy, a termination by the employer without cause and a resignation by the NEO due to a material change in the NEO's authority, duties, responsibilities or base compensation, or a significant change in the location of the NEO's employment location. In the event of a change in control followed by an involuntary termination, in lieu of any benefits under the Senior Severance Policy, the NEOs would be eligible for severance benefits pursuant to the terms of their CIC Agreements, as applicable.

Equity Plan

NEOs received grants under the Equity Plan in 2022. The treatment of outstanding equity awards upon involuntary termination (i.e. termination by the Company without cause), retirement and death and disability is set forth in the Post-Employment and Change in Control Payment table on page 67.

Outstanding awards under the Equity Plan do not automatically vest and become payable upon a change in control (as defined in the Equity Plan). Instead, the awards may vest in the discretion of the Compensation Committee in the event they are not assumed by the acquiring company. The table below shows the treatment of equity awards upon a change in control under the Equity Plan:

Post-Termination Vesting Terms for Equity Plan Grants

The following table shows the vesting provisions of equity awards upon termination under the scenarios shown.

Award Type	Involuntary Termination	Retirement[1]	Death/Disability
Performance Shares	Unvested shares forfeited	Eligible for a pro-rata portion of shares based on the number of months the NEO served during the performance period	Target number of shares fully vest
RS (time-based)	Unvested shares forfeited	Unvested shares fully vest	Unvested shares fully vest
SARs	Unvested SARs forfeited. May exercise vested SARs for the earlier of 90 days after the termination date or the 10th anniversary of the grant date	Unvested SARs continue to vest in the normal course. Vested SARs exercisable until the 10th anniversary of the grant date	Unvested SARs fully vest. Following disability termination, vested SARs are exercisable until the earlier of 90 days after the termination date or the 10th anniversary of the grant date. Upon death (or if the NEO dies within 90 days of termination due to disability or retirement) SARs are exercisable until the earlier of one year after death or the 10th anniversary of the grant date

(1) Retirement means that the NEO has terminated employment with the Company, is at a minimum age of 55 and the executive's age plus years of service with the Company equals or exceeds 70.

Change in Control	Change in Control and Involuntary Termination
Unless otherwise determined by the Compensation Committee, unvested time-based RS and SARs will be assumed by the acquirer and continue to vest. Treatment of unvested PS are subject to discretion of the Compensation Committee.	Unvested awards fully vest only if the NEO is involuntarily terminated without cause within 12 months following a change in control.

Change in Control Severance Agreements

Each of our NEOs (other than Mr. Lau) is a party to a CIC Agreement, which provides severance benefits in the event of a termination of employment by the executive for good reason or by the Company (other than for cause or due to the executive's death, disability or retirement) within two years after a change in control or, in certain circumstances, in anticipation of a change in control.

A "change in control" is generally defined as a change in the majority of the Company's Board of Directors during any 12 month period, the acquisition by a party directly or indirectly of 30% or more of the voting power of the Company during any 12 month period, a sale of substantially all of the Company's assets and the acquisition by a party of more than 50% of either the voting power of the Company or the fair market value of the Company. CIC Agreements may only be granted with the approval of the Board of Directors upon the recommendation of the Compensation Committee. The Compensation Committee and the Board of Hubbell believe that these agreements with the NEOs (other than Mr. Lau) are intended to eliminate or reduce any transactions that may be in the best interests of the Company's shareholders and are only offered to officers of the Company.

In the event of a change in control, the benefits provided to the NEOs under their CIC Agreements are as follows:

- A lump sum payment of the NEO's base salary multiplied by 2.5 for Messrs. Bakker and Sperry and 2.0 for Mr. Connolly and Mses. Lane and Flynn.

- Continued medical, dental, vision and life insurance benefits after termination for 2.5 years for Messrs. Bakker and Sperry and 2 years for Mr. Connolly and for Mses. Lane and Flynn.

- A lump sum payment of the target short-term incentive award for the year in which the change in control occurs multiplied by 2.5 for Messrs. Bakker and Sperry and 2.0 for Mr. Connolly and for Mses. Lane and Flynn.

- A lump sum payment of the pro-rated portion of their target annual short-term incentive award for the year in which the termination occurs.

- The incremental value of additional age and service credit under all applicable Supplemental Plans (subject to the terms of each plan freeze) payable as a lump sum.

- Outplacement services up to 12 months following termination at a cost not to exceed the lesser of 15% of the NEO's annual base salary or $50,000.

The CIC Agreements contain a provision whereby the severance multiple is reduced in monthly increments over the two-year period following the NEO's 63rd birthday until it reaches one times the executive's base salary and average short-term incentive award. The CIC Agreements also provide that if an executive would have otherwise incurred excise taxes under Section 4999 of the Code, such payments may be reduced to the "safe harbor amount" so that no excise taxes would be due, if such reduction would result in the executive being in a better net after tax position. The CIC Agreements do not provide for any tax gross up in the event the payments are not reduced and thus the executive would be required to pay any excise taxes under Section 4999 of the Code. Benefits described above in this section are only payable under the CIC Agreements if an NEO is terminated by the Company other than for "cause" or if the NEO terminates employment for "good reason", as each term is defined in the CIC Agreements.

The Company has established a grantor trust to secure the benefits to be provided under the CIC Agreements, the Non-Qualified Supplemental Retirement Plans and other plans maintained by the Company for the benefit of members of the Company's senior management.

For additional information relating to change in control benefits, see the Severance and Change in Control Benefits section on page 54.

Employment Agreements with Named Executive Officers

The Company does not have employment agreements with any of the NEOs.

Separation Agreement

The Company entered into a Separation Agreement with Mr. Lau on September 23, 2022 (the "Separation Agreement") in connection with his termination of employment with the Company on September 30, 2022. The terms of the Separation Agreement were governed by the Senior Severance Policy and included Mr. Lau's receipt of: (i) severance of $300,000; (ii) a cash payment of $337,500, which is equal to his 2022 STI award at target, prorated for his period of employment during 2022, and (iii) continuation of benefits. The Separation Agreement also contains a release of claims against the Company.

DB Restoration Plan

Under the terms of the DB Restoration Plan, upon a termination of employment due to disability, a participant is entitled to an unreduced immediate pension benefit based upon such participant's service as of the date service was frozen under each plan (February 28, 2017, for the DB Restoration Plan).

Among other provisions, the DB Restoration Plan provides for the (i) suspension, reduction or termination of benefits in cases of gross misconduct by a participant; (ii) forfeiture of benefits if a retired participant engages in certain competitive activities; and (iii) reduction in benefits upon early retirement. In addition, a participant's years of service with the Company (as calculated for the purpose of determining eligibility for the DB Restoration Plan benefits) and benefits accrued prior to the change in control event, may not be reduced after the occurrence of a change in control. If a participant's employment is terminated within 2 years after a change in control, the participant will receive payment of DB Restoration Plan benefits in one lump sum within 10 days after termination. In addition, all amounts under the DC Restoration Plan are paid in a lump sum within 60 days following a change in control.

As described above, the CIC Agreements also provide for additional incremental benefits based on age and service credit, to the extent applicable, under the Supplemental Plans upon qualifying terminations of employment in connection with a change in control.

Potential Payments

The following table reflects the estimated incremental post-termination amounts that would have been payable to an NEO on December 31, 2022, in the event of death, disability, involuntary termination without cause, retirement (if potentially applicable, as of December 31, 2022), or a change in control combined with an involuntary termination (other than for Mr. Lau, whose table entries show his actual payment entitlements upon termination on September 30, 2022). No benefits are provided to an NEO solely upon a change in control unless such officer experiences a qualifying termination following a change in control. The amounts in the table are calculated in accordance with the terms of the applicable plans, policies and agreements described in the preceding table and assume that the NEO has met the applicable eligibility requirements. The amounts in the table do not include (i) any value that would be realized upon the exercise of vested SARs or settlement of vested Performance Shares or RS to the extent the awards were vested prior to December 31, 2022, by their terms, and (ii) the estimated value of vested and accrued pension benefits that would be received upon any termination of employment under the terms of the Company's retirement plans.

Post-Employment and Change in Control Payment Table

Name	Severance[1] ($)	Equity Awards with Accelerated Vesting[2][3] ($)	Pension Benefits[4] ($)	Welfare Benefits[5] ($)	Total ($)
Gerben W. Bakker					
Death	—	16,884,184	—	—	16,884,184
Disability[6]	—	16,884,184	—	—	16,884,184
Involuntary Termination[7]	2,763,974	4,273,992	—	79,484	7,117,450
Retirement[8]	—	4,273,992	—	—	4,273,992
Change in Control and Involuntary Termination[9],[10],[11]	3,935,002	16,884,184	729,222	103,253	21,651,661
William R. Sperry					
Death	—	7,192,145	—	—	7,192,145
Disability[6]	—	7,192,145	—	—	7,192,145
Involuntary Termination[7]	1,373,940	1,825,106	—	74,080	3,273,126
Retirement[8]	—	1,825,106	—	—	1,825,106
Change in Control and Involuntary Termination[9],[10],[11]	2,471,038	7,192,145	—	109,935	9,773,118
Allan J. Connolly					
Death	—	4,361,670	—	—	4,361,670
Disability[6]	—	4,361,670	—	—	4,361,670
Involuntary Termination[7]	832,892	—	—	62,096	894,988
Change in Control and Involuntary Termination[9],[10],[11]	1,694,436	4,361,670	—	92,602	6,148,708
Peter J. Lau					
Death	N/A	N/A	N/A	N/A	N/A
Disability[6]	N/A	N/A	N/A	N/A	N/A
Involuntary Termination[7]	637,500	—	—	58,970	696,470
Katherine A. Lane					
Death[6]	—	3,349,039	—	—	3,349,039
Disability	—	3,349,039	—	—	3,349,039
Involuntary Termination[7]	827,784	—	—	57,872	885,656
Change in Control and Involuntary Termination[9],[10],[11]	1,199,190	3,349,039	—	69,696	4,617,925
Alyssa R. Flynn					
Death[6]	—	1,006,739	—	—	1,006,739
Disability	—	1,006,739	—	—	1,006,739
Involuntary Termination[7]	435,000	—	—	61,040	496,040
Change in Control and Involuntary Termination[9],[10],[11]	859,536	1,006,739	—	87,844	1,954,119

(1) The amounts reported in the Severance column reflect base salary entitlements under the Senior Severance Policy and base salary and bonus entitlements under each NEO's CIC Agreement. In addition, Severance includes a pro rata portion of the NEO's target bonus through the date of termination.

(2) The amounts reported in the Equity Awards with Accelerated Vesting column reflect the value realized by the NEO upon the exercise of all unvested SARs, the vesting of all unvested RS and PS that would vest upon death, disability, or a qualifying change in control. Upon a change in control, if the unvested RS and SARs are assumed by the acquirer and an NEO is terminated without cause within one year of such change in control, such awards will become fully vested prior to the date of termination. If the NEO is not terminated without cause within one year of the change in control, such equity awards will not accelerate. Treatment of unvested PS upon a change in control shall be subject to the discretion of the Compensation Committee.

(3) For Mr. Bakker and Mr. Sperry who meet the definition of retirement eligibility, the amounts shown reflect the value realized upon the vesting of all unvested restricted shares upon retirement. No other executive officer will be retirement eligible during the open vesting period of outstanding equity awards. The value realized is calculated using the closing market price of the Company's Common Stock on December 30, 2022, the last business day of 2022, of $234.68. The amounts shown do not include the value of (i) SARs that are unvested at retirement, but become exercisable post-retirement, or (ii) outstanding performance shares at retirement which may vest on a pro-rated basis at the end of the applicable performance period, because in each case the value would not be determinable as of the last day of the calendar year as it would not have vested on such date.

(4) The amounts reported in the Pension Benefits column include amounts payable under the Company's qualified and nonqualified pension plans and nonqualified deferred compensation plans only to the extent the amounts are not described in the Pension Benefit Calculations section discussed above on page 62 or the Non-Qualified Deferred Compensation section discussed on page 63. In the event of a Change in Control, even without termination of employment, amounts under the EDCP distributions will be paid in a lump sum, but no additional value is allocated to the payment in this table. The value listed represents the present value of the payments under EDCP in the Non-Qualified Deferred Compensation section discussed above on page 63.

(5) The amounts reported in the Welfare Benefits column include the payment of outplacement services for the NEOs for up to twelve months and insurance benefit continuation calculated in accordance with the terms of the Senior Severance Policy and CIC Agreements, as applicable.

(6) The amounts reported in the "Disability" rows are calculated based on a 5.5% discount rate and using the disability mortality table published in Internal Revenue Ruling 96-7. This table assumes a different life expectancy than the tables used to calculate the present value of accumulated benefits under the Company's retirement plans. In the event of disability, the incremental retirement plan benefit was calculated by comparing the disability benefit to the vested accrued benefit under the qualified and non-qualified plans as of December 31, 2022.

(7) "Involuntary Termination," for purposes of this row, refers to a termination by the Company without cause as described in the Senior Severance Policy prior to the occurrence of a Change in Control. NEOs are not entitled to these benefits in the event of a termination for cause, death or disability.

(8) "Retirement," for purposes of this row, refers to a voluntary termination by the NEO (after age 55 and 10 years of service). In addition to the amounts described in this chart, the executive will be entitled to payout of the amounts described under the Pension Benefit Calculations section discussed above on page 62.

(9) The amounts reported in the Severance column for Change in Control and Involuntary Termination are equal to the product of (a) a multiple specified in each NEO's CIC Agreement and (b) the sum of (x) the NEO's base salary and (y) the then-current target bonus payable to the NEO in the year which the change in control occurs. The specified multiple may be reduced pursuant to the CIC Agreements, as discussed further in the "Change in Control Severance Agreements" section above. In addition, Severance includes a pro rata portion of the NEO's target bonus through the date of termination.

(10) "Change in Control and Involuntary Termination," for purposes of this row, refers to a termination by the Company without cause (as defined in the CIC Agreement) or by the NEO for good reason (as defined in the CIC Agreement) within 2 years following a change in control (as defined in the CIC Agreement). As noted above, the amounts payable include a lump sum payment of the NEO's base salary multiplied by 2.5 for Messrs. Bakker and Sperry and 2.0 for Mr. Connolly and Mses. Lane and Flynn.

(11) No benefits shall automatically become payable to the NEOs upon a change in control (as defined in the Equity Plan) due to their unvested RS and SARs until and unless the NEO experiences a qualifying termination related to such change in control. This row assumes such a qualifying termination (a termination by the Company without cause) occurs within 12 months following a change in control. Treatment of unvested PS upon a change in control shall be subject to the discretion of the Compensation Committee.

CEO Pay Ratio

The SEC requires annual disclosure of the ratio of the CEO's annual total compensation to the annual total compensation of the Company's median employee.

We identified the median of the annual total compensation of all our employees by examining the 2022 annual salary for all employees, excluding the CEO, who were employed by us on November 15, 2022, as reflected in our payroll records as reported to the Internal Revenue Service on Form W-2 for 2022, as well as our payroll records for all non-U.S. entities. We selected November 15, 2022 because it enabled us to make such identification in a reasonably efficient and economical manner. We did not make any assumptions, adjustments, or estimates with respect to this compensation measure and we did not annualize the compensation for any full-time employees that were not employed by us for all of 2022.

After identifying the median employee, we calculated annual total compensation for 2022 for such employee in accordance with SEC rules. Hubbell's median employee's annual total compensation for 2022 was estimated at $47,027.

Mr. Bakker had 2022 annual total compensation of $8,145,111 as reflected in the "Total" column reported in the Summary Compensation Table on page 56. As a result, we estimate that Mr. Bakker's annual compensation was approximately 173 times that of Hubbell's median employee.

Due to the use by other companies of estimates, assumptions, adjustments, and statistical sampling permitted by SEC rules, pay ratio disclosures generally may involve a degree of imprecision. Accordingly, our pay ratio is merely a reasonable estimate calculated in a manner consistent with SEC Rules and may not be comparable to the pay ratio disclosures of other companies.

Pay Versus Performance

The following table provides information in accordance with rules adopted by the SEC pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

Year	Summary Compensation Table Total for PEO 1 ($)[1]	Compensation Actually Paid to PEO 1 ($)[2]	Summary Compensation Table Total for PEO 2 ($)[1]	Compensation Actually Paid to PEO 2 ($)[2]	Average Summary Compensation Table Total for Non-PEO Named Executive Officers ($)[1]	Average Compensation Actually Paid to Non-PEO Named Executive Officers ($)[2]	Value of Initial Fixed $100 Investment Based on:		Net Income from Continuing Operations Attributable to Hubbell ($ millions)	Adjusted Diluted EPS [5]
							Total Shareholder Return ($)[3]	Peer Group Total Shareholder Return ($)[3][4]		
2022	8,145,111	16,337,722	N/A	N/A	2,343,695	4,107,995	169.88	119.67	511.3	10.62
2021	6,088,700	12,169,471	N/A	N/A	2,180,790	3,924,025	147.66	146.76	365.0	8.05
2020	6,674,686	5,334,561	8,981,039	7,598,826	2,228,169	2,320,228	108.90	118.61	330.0	7.14

(1) Gerben W. Bakker became Chief Executive Officer, effective on October 1, 2020, and is reflected in the tables above and below as Principal Executive Officer ("PEO") 1. Prior to that, David G. Nord served as Chief Executive Officer, and he is reflected in the tables as PEO 2. The non-PEO NEOs for 2020 are William R. Sperry, Allan J. Connolly, Stephen M. Mais, and Rodd R. Ruland; for 2021 are William R. Sperry, Allan J. Connolly, Peter J. Lau and Katherine A. Lane; and for 2022 are William R. Sperry, Allan J. Connolly, Peter J. Lau, Katherine A. Lane and Alyssa R. Flynn.

(2) Compensation Actually Paid ("CAP") reflects the exclusions and inclusions for the PEOs and NEOs set forth below.

PEO 1: Gerben W. Bakker	2022	2021	2020
Summary Compensation Table Total	8,145,111	6,088,700	6,674,686
Less: Aggregate grant date fair value of restricted stock and performance shares granted in the applicable year as calculated in accordance with FASB ASC Top 718	(3,579,025)	(3,130,670)	(2,541,156)
Less: Aggregate grant date fair value of SARs granted in the applicable year as calculated in accordance with FASB ASC Top 718	(1,174,988)	(1,025,488)	(838,512)
Plus: The fair value as of the end of the fiscal year of unvested equity awards granted in that year	8,505,609	6,411,661	3,663,876
Plus: The change in fair value during the year of equity awards granted in prior years that remained outstanding and unvested at the end of the year	2,784,556	3,216,228	(55,020)
Plus: The change in fair value during the year through the vesting date of equity awards granted in prior years that vested during that year	1,656,459	601,582	147,663
Plus: Dividends or other earnings paid in stock or option awards in the covered fiscal year prior to the vesting date that are not otherwise included in the total compensation for the covered fiscal year	—	—	—
Plus: Awards that are granted and vest in the same year, the fair value as of the vesting date	—	—	—
Less: Aggregate change in the actuarial present value of accumulated benefit under the retirement plans in which they participate	—	—	(1,716,976)
Less: Awards granted in any prior fiscal year that fail to meet the applicable vesting conditions during the covered fiscal year, the amount equal to the fair value at the end of the prior fiscal year	—	—	—
Plus: Service costs, or the actuarial present value of applicable benefit under all such plans attributable to services rendered during the applicable fiscal year and any prior service costs, where applicable	—	7,458	—
Compensation Actually Paid to PEO 1	16,337,722	12,169,471	5,334,561

PEO 2: David G. Nord	2022	2021	2020
Summary Compensation Table Total	N/A	N/A	8,981,039
Less: Aggregate grant date fair value of restricted stock and performance shares granted in the applicable year as calculated in accordance with FASB ASC Top 718	N/A	N/A	(3,862,554)
Less: Aggregate grant date fair value of SARs granted in the applicable year as calculated in accordance with FASB ASC Top 718	N/A	N/A	(1,274,491)
Plus: The fair value as of the end of the fiscal year of unvested equity awards granted in that year	N/A	N/A	5,569,030
Plus: The change in fair value during the year of equity awards granted in prior years that remained outstanding and unvested at the end of the year	N/A	N/A	(770,376)
Plus: The change in fair value during the year through the vesting date of equity awards granted in prior years that vested during that year	N/A	N/A	1,026,483
Plus: Dividends or other earnings paid in stock or option awards in the covered fiscal year prior to the vesting date that are not otherwise included in the total compensation for the covered fiscal year	N/A	N/A	—
Plus: Awards that are granted and vest in the same year, the fair value as of the vesting date	N/A	N/A	—
Less: Aggregate change in the actuarial present value of accumulated benefit under the retirement plans in which they participate	N/A	N/A	(2,070,305)
Less: Awards granted in any prior fiscal year that fail to meet the applicable vesting conditions during the covered fiscal year, the amount equal to the fair value at the end of the prior fiscal year	N/A	N/A	—
Plus: Service costs, or the actuarial present value of applicable benefit under all such plans attributable to services rendered during the applicable fiscal year and any prior service costs, where applicable	N/A	N/A	—
Compensation Actually Paid to PEO 2	N/A	N/A	7,598,826

Non-PEO Named Executive Officers	2022	2021	2020
Summary Compensation Table Total	2,343,695	2,180,790	2,228,169
Less: Aggregate grant date fair value of restricted stock and performance shares granted in the applicable year as calculated in accordance with FASB ASC Top 718	(776,747)	(834,774)	(879,657)
Less: Aggregate grant date fair value of SARs granted in the applicable year as calculated in accordance with FASB ASC Top 718	(254,992)	(273,441)	(253,122)
Plus: The fair value as of the end of the fiscal year of unvested equity awards granted in that year	1,845,901	1,709,616	1,226,859
Plus: The change in fair value during the year of equity awards granted in prior years that remained outstanding and unvested at the end of the year	623,409	884,446	(87,273)
Plus: The change in fair value during the year through the vesting date of equity awards granted in prior years that vested during that year	326,729	257,388	135,936
Plus: Dividends or other earnings paid in stock or option awards in the covered fiscal year prior to the vesting date that are not otherwise included in the total compensation for the covered fiscal year	—	—	—
Plus: Awards that are granted and vest in the same year, the fair value as of the vesting date	—	—	—
Less: Aggregate change in the actuarial present value of accumulated benefit under the retirement plans in which they participate	—	—	(50,684)
Less: Awards granted in any prior fiscal year that fail to meet the applicable vesting conditions during the covered fiscal year, the amount equal to the fair value at the end of the prior fiscal year	—	—	—
Plus: Service costs, or the actuarial present value of applicable benefit under all such plans attributable to services rendered during the applicable fiscal year and any prior service costs, where applicable	—	—	—
Compensation Actually Paid to PEO 2	4,107,995	3,924,025	2,320,228

(3) Dollar values assume $100 was invested for the cumulative period from December 31, 2019 through December 31, 2022, in either the Company or the peer group, and reinvestment of the pre-tax value of dividends paid. Historical stock performance is not necessarily indicative of future stock performance.

(4) For purposes of this disclosure, the peer group used is the Dow Jones U.S. Electrical Components & Equipment Index.

(5) "Adjusted Diluted EPS" was determined to be the "most important" financial performance metric used to link performance to CAP for 2022. Adjusted Diluted EPS is a non-GAAP financial measure. A reconciliation to the comparable GAAP financial measure can be found in Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 9, 2023.

Most Important Measures to Determine CAP for the fiscal year ended December 31, 2022

The four items listed in the table below represent the most important metrics we used to determine CAP for the fiscal year ended December 31, 2022, as further described in the CD&A section beginning on page 34. The table below explains why each measure is important to us.

Most Important Measures
Adjusted Diluted Earnings Per Share (EPS)(1)
Relative Sales Growth
Adjusted Operating Profit Margin(1)
Relative Total Shareholder Return

The following is a graphic illustration of the connection between pay and performance:



Compensation Actually Paid vs. Total Shareholder Return

Compensation Actually Paid (CAP) ($ millions)
$20
$18
$16
$14
$12
$10
$8
$6
$4
$2
$0
Total Shareholder Return (TSR)
$200
$150
$100
$50
$0
2020
2021
2022
CAP to PEO 1
CAP to PEO 2
Avg. CAP to non-PEO NEOs
TSR
Peer Group TSR

Compensation Actually Paid vs. Net Income From Continuing Operations Attributable to Hubbell

Compensation Actually Paid (CAP) ($ millions)
$20
$18
$16
$14
$12
$10
$8
$6
$4
$2
$0
Net Income ($ millions)
$600
$500
$400
$300
$200
$100
$0
2020
2021
2022
CAP to PEO 1
CAP to PEO 2
Avg. CAP to non-PEO NEOs
Net Income

Compensation Actually Paid vs. Adjusted Diluted EPS(1)

Compensation Actually Paid (CAP) ($ millions)
$20
$18
$16
$14
$12
$10
$8
$6
$4
$2
$0
Adjusted Diluted EPS
$12
$10
$8
$6
$4
$2
$0
2020
2021
2022
CAP to PEO 1
CAP to PEO 2
Avg. CAP to non-PEO NEOs
Adj. Diluted EPS

(1) Adjusted diluted earnings per share and adjusted operating profit margin are non-GAAP financial measures. A reconciliation to the comparable GAAP financial measures can be found in Management's Discussion and Analysis of Financial Condition and Results of Operation in our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 9, 2023.

Proposal 4 Ratification of the Selection of Independent Registered Public **Accounting Firm**

The Audit Committee of the Board of Directors, which consists entirely of independent Directors, is responsible for the appointment, compensation, retention, evaluation and termination of the Company's independent registered public accounting firm (independent auditor). The Audit Committee is also responsible for overseeing the negotiation of the audit fees associated with the retention of the independent auditor.

The Audit Committee has appointed PricewaterhouseCoopers LLP as the Company's independent auditor for 2023. In executing its responsibilities, the Audit Committee engages in an annual evaluation of the independent auditor's qualifications, performance and independence. The Audit Committee regularly meets with the lead audit partner without members of management present which provides the opportunity for continuous assessment of the independent auditor's effectiveness and independence and for consideration of rotating audit firms.

Although ratification of our selection of independent auditors is not required, we value the opinions of our shareholders and wish to submit the matter to a vote at the 2023 Annual Meeting as a matter of sound corporate governance.

PricewaterhouseCoopers LLP has served as the Company's independent auditors since at least 1961. The Audit Committee periodically takes into consideration whether there should be a regular rotation of the independent auditor.

In accordance with SEC rules, the independent auditor's lead engagement partner rotates every five years. The Audit Committee is directly involved in the selection of the independent auditor's lead engagement partner.

The Audit Committee and Hubbell's Board of Directors believe that the continued retention of PricewaterhouseCoopers LLP to serve as the Company's independent external audit firm for 2023 is in the best interests of the Company and its shareholders. We have been advised that a representative of PricewaterhouseCoopers LLP will attend the 2023 Annual Meeting of Shareholders to respond to appropriate questions and will be afforded the opportunity to make a statement if desired.

In the event the selection of PricewaterhouseCoopers LLP is not ratified by the shareholders, the Audit Committee would reconsider the selection of PricewaterhouseCoopers LLP as the Company's independent auditor. Even if the selection of independent auditors is ratified, the Audit Committee still retains the discretion to select a different independent auditor at any time if it determines that such a change would be in the best interests of the Company and our shareholders.

The affirmative vote of a majority of the votes cast by the holders of our Common Stock is required to ratify the selection of PricewaterhouseCoopers LLP as the independent registered public accounting firm of the Company. Majority of votes cast means that the number of votes cast "FOR" the proposal exceed the number of votes cast "AGAINST" the proposal. Abstentions and broker non-votes are not considered to be votes cast and therefore will not affect the voting results. Brokers have the discretionary authority to vote on the ratification of auditors and therefore we do not expect any broker non-votes in connection with the ratification.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE ⊘ FOR THE RATIFICATION OF THE SELECTION OF PRICEWATERHOUSECOOPERS LLP.

Independent Accounting Firm Fees

PricewaterhouseCoopers LLP provided the following audit and other services during 2021 and 2022.

	2021	2022	
Audit Fees	$ 4,803,500	$ 3,892,750	● Audit Fees consist primarily of the annual integrated audit of the Company's annual consolidated financial statements, and internal control over financial reporting, review of the interim consolidated financial statements included in quarterly reports and services that are normally provided by PricewaterhouseCoopers LLP in connection with statutory and regulatory filings or engagements. Audit Fees also include the cost of carve-out audits associated with business dispositions.
Audit Related Fees	$ 699,500	$ 212,000	● Audit Related Fees primarily include accounting advisory services as well as quality of earnings support associated with acquisition and divestiture related activity. In addition, Audit Related Fees include assurance and related services that are reasonably related to performance of the audit of the Company's consolidated financial statements and are not reported under Audit Fees.
All Other Fees	$ 6,900	$ 6,900	● All Other Fees are primarily for products and services other than the services reported above. These services are related to subscription services purchased from the independent registered public accounting firm.
TOTAL FEES	**$ 5,509,900**	**$ 4,111,650**	

Audit and Non-Audit Services Pre-Approval Policy

The Company's Audit and Non-Audit Services Pre-Approval Policy (the "Services Policy") sets forth the policies and procedures by which the Audit Committee reviews and approves all services to be provided by the independent auditors prior to their engagement. The Services Policy underscores the need to ensure the independence of the independent auditor while recognizing that the independent auditor may possess the expertise on certain matters that best position it to provide the most effective and efficient services on certain matters unrelated to accounting and auditing.

The Audit Committee will only pre-approve the services that it believes enhance the Company's ability to manage or control risk. The Audit Committee is also mindful of the relationship between fees for audit and non-audit services in deciding whether to pre-approve any such services. The Services Policy provides the Audit Committee with a description of services that can be performed such as audit, audit-related, tax and other permissible non-audit services. The Audit Committee periodically monitors the services rendered and actual fees paid to the independent auditors. Any proposed services exceeding pre-approved amounts also require pre-approval by the Audit Committee. In the interim periods during which the Audit Committee is not scheduled to meet, the Chair of the Audit Committee can authorize spending which exceeds pre-approved levels. As part of the process, the Audit Committee shall consider whether such services are consistent with SEC rules and regulations on auditor independence.

During 2022, all audit services, audit related services, and other services provided by PricewaterhouseCoopers LLP were pre-approved by the Audit Committee.

Audit Committee Report

The Audit Committee of the Board of Directors is comprised of independent Directors functioning in accordance with a written charter last revised, adopted and approved by the Board of Directors effective May 4, 2021, which Charter is then reviewed annually by the Audit Committee. As provided in the Charter, the Audit Committee assists the Company's Directors in fulfilling their responsibilities relating to corporate accounting, the quality and integrity of the Company's financial reports, and the Company's reporting practices. The functions of the Audit Committee are further described in the "Corporate Governance" section on page 18.

In connection with the discharge of its responsibilities, the Audit Committee has taken a number of actions, including, but not limited to, the following:

- The Audit Committee reviewed and discussed with management and the independent registered public accounting firm the Company's audited financial statements.
- The Audit Committee discussed with the independent registered public accounting firm the matters required to be discussed per applicable requirements of the Public Company Accounting Oversight Board and the SEC.
- The Audit Committee received from the independent registered public accounting firm the written disclosures and letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, discussed their independence with them and satisfied itself as to the independence of the independent registered public accounting firm.

Based on the foregoing reviews and discussions, the Audit Committee recommended to the Company's Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC.

Audit Committee

Bonnie C. Lind, Chair
Rhett A. Hernandez
John F. Malloy
Jennifer M. Pollino

Additional Information

Solicitation Expenses

The Company will pay the cost of soliciting proxies for the 2023 Annual Meeting. Original solicitation of proxies may be supplemented by telephone, facsimile, electronic mail or personal solicitation by the Company's Directors, officers or employees. No additional compensation will be paid to the Company's Directors, officers or employees for such services. The Company has retained MacKenzie Partners, Inc. to assist in the solicitation of proxies at an estimated cost of $20,000, plus reasonable expenses.

Stock Ownership Information

Five Percent Owners Of Company Stock

The Company has a single class of Common Stock and each share of Common Stock is entitled to one vote. On March 3, 2023, the Company had outstanding 53,578,419 shares of Common Stock. As of that date, the Company had 1,203 Common Stock holders of record. The following table sets forth as of March 3, 2023 the beneficial owners of more than 5% of the Company's Common Stock:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common Stock	The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	5,635,364[1]	10.5%
Common Stock	BlackRock, Inc. 55 East 52nd Street New York, NY 10055	5,424,991[2]	10.1%
Common Stock	T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD 21202	3,518,326[3]	6.6%

(1) The Company received a copy of Schedule 13G/A filed with the SEC on February 9, 2023, by The Vanguard Group ("Vanguard") reporting ownership of these shares as of December 30, 2022. According to the Schedule 13G/A, Vanguard has sole voting power as to none of these shares, sole dispositive power as to 5,570,014 of these shares, shared voting power as to 29,894 of these shares, and shared dispositive power as to 65,350 of these shares.

(2) The Company received a copy of Schedule 13G/A filed with the SEC on February 9, 2023, by BlackRock, Inc. ("BlackRock") reporting ownership of these shares as of January 31, 2023. According to the Schedule 13G/A, BlackRock has sole voting power as to 5,029,710 of these shares and sole dispositive power with respect to 5,424,991 of these shares. The shares were acquired by the following subsidiaries of BlackRock: BlackRock Life Limited, BlackRock Advisors, LLC, BlackRock (Netherlands) B.V., BlackRock Fund Advisors, Aperio Group, LLC, BlackRock Institutional Trust Company, National Association, BlackRock Asset Management Ireland Limited, BlackRock Financial Management, Inc., BlackRock Japan Co., Ltd., BlackRock Asset Management Schweiz AG, BlackRock Investment Management, LLC, BlackRock Investment Management (UK) Limited, BlackRock Asset Management Canada Limited, BlackRock (Luxembourg) S.A., BlackRock Investment Management (Australia) Limited, BlackRock Advisors (UK) Limited, BlackRock Asset Management North Asia Limited, BlackRock (Singapore) Limited, BlackRock Fund Managers Ltd. BlackRock Fund Advisors beneficially owns 5% or greater of the outstanding shares of the security class reported on the Schedule 13G/A, as amended, filed with the SEC on February 9, 2023.

(3) The Company received a copy of Schedule 13G/A filed with the SEC on February 14, 2023, by T. Rowe Price Associates, Inc. ("T. Rowe Price") reporting ownership of these shares as of December 31, 2022. According to the Schedule 13G/A, T. Rowe Price has sole voting power as to 1,312,632 of these shares, and sole dispositive power as to 3,518,326 of these shares.

Stock Ownership Of Directors And Executive Officers

Hubbell's Corporate Governance Guidelines for directors and Stock Ownership Policy for officers aligns their interests with our shareholders.

Directors are subject to our Stock Ownership Policy and are **required to own Company stock** equal in value to five times their average annual base cash retainer no later than the fifth (5th) anniversary of the date on which such Director receives their first annual restricted share grant. Until a Director meets their ownership minimum, the Director must retain all Company shares they directly or indirectly obtain. **All Directors are in compliance with this policy**. The Guidelines further describe Director stock ownership requirements.

The Stock Ownership Policy section on page 52 details stock ownership requirements for the NEOs and executive officers of the Company. The Guidelines and the Stock Ownership Policy can both be viewed on the Company's website at **www.hubbell.com**. **All Executive Officers, including all current NEOs, are in compliance with the Stock Ownership Policy.**

The following table sets forth as of March 3, 2023 information regarding the beneficial ownership of the Company's Common Stock by each Director, each of the NEOs, and by all Directors and current executive officers of the Company as a group.

In addition to the shares of Common Stock reflected in the Total Beneficial Ownership column below, our Directors hold stock units and restricted stock units, as applicable, under the Deferred Plan for Directors. These deferred stock units are reflected in footnotes (2) and (3) in the table below and are further detailed in the Deferred Compensation Plan section on page 30. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons listed in the table have sole investment and voting power with respect to all Company securities owned by them.

Name and Title of Class	Common Stock	Shares Obtainable Upon Exercise of Options/SARs[1]	Total Beneficial Ownership	Aggregate No. of Stock Units Held[2]	Aggregate No. of Restricted Stock Units Held[3]	Total Ownership
Carlos M. Cardoso	1,744	—	1,744[4]	2,310	7,665	11,719
Anthony J. Guzzi	6,490	—	6,490	30,897	13,231	50,618
Rhett A. Hernandez	1,493	—	1,493[4]	—	—	1,493
Neal J. Keating	8,071	—	8,071	7,053	13,231	28,355
Bonnie C. Lind	600	—	600	1,747	3,780	6,127
John F. Malloy	16,599	—	16,599[4]	1,739	1,786	20,124
Jennifer M. Pollino	1,493	—	1,493[4]	—	—	1,493
John G. Russell	6,911	—	6,911[4]	6,139	6,915	19,965
Gerben W. Bakker	28,617	132,949	161,566[5]	—	—	161,566
William R. Sperry	43,392	19,006	62,398[5]	—	—	62,398
Allan J. Connolly	5,062	28,047	33,109[5]	—	—	33,109
Peter J. Lau	1,695	—	1,695[5]	—	—	1,695
Katherine A. Lane	4,943	28,062	33,005[5]	—	—	33,005
Alyssa R. Flynn	3,155	8,869	12,024[5]	—	—	12,024
All Directors and current executive officers as a group (14 persons)						
Common Stock	127,694	225,792	353,486[5][6]	—	—	353,486

(1) *Represents shares of Common Stock obtainable upon the exercise of stock appreciation rights under the Equity Plan. See the "Outstanding Equity Awards at 2022 Fiscal Year End" section on page 60.*

(2) *Represents stock units (each stock unit consisting of one share of Common Stock) held under the Company's Deferred Plan for Directors, as of March 3, 2023. See the section "Deferred Compensation Plan" on page 30.*

(3) *Represents vested and unvested restricted stock units ("RSUs") (each RSU consisting of the right to receive one share of Common Stock) held under the Company's Deferred Plan for Directors, as of March 3, 2023. See the "Deferred Compensation Plan" section on page 30.*

(4) *Includes 744 shares of Common Stock granted as restricted stock under the Equity Plan, on May 3, 2022 which vest on the date of the 2023 Annual Meeting of Shareholders if the Director is still serving (or earlier, upon death or a change in control).*

(5) *Does not include the following shares of Common Stock granted as restricted stock under the Equity Plan which vest on the following terms, as applicable: (i) three equal annual installments on the anniversary of the grant date; or (ii) at the end of a three-year performance period subject to achievement of certain performance goals. Mr. Bakker - 18,387, Mr. Sperry - 7,122, Mr. Connolly - 4,190 Ms. Lane - 3,353 and Ms. Flynn - 1,321; and all executive officers as a group 35,085 shares. See the "Outstanding Equity Awards at 2022 Fiscal Year End" section on page 60.*

(6) *Includes 100,000 shares of Common Stock held by The Hubbell Foundation of which two corporate officers and two senior employees of the Company are co-trustees and have shared voting and investment power.*

Compensation Committee Interlocks and Insider Participation

Throughout 2022, no member of the Compensation Committee was an employee, officer or former officer of the Company, or had any relationship requiring disclosure under Item 407 of Regulation S-K. None of our executive officers served on the board or compensation committee of any entity in 2022 that had an executive officer serving as a member of our Board of Directors or Compensation Committee.

Review and Approval of Related Person Transactions

The Board of Directors has adopted a written related person transaction policy. The NCGC administers the policy, which applies to all transactions in which the Company is or will be a participant and the amount exceeds $100,000 and in which any related person was or will be a participant or had, or will have a direct or indirect material interest. A related person includes any person who is or was since the beginning of the last fiscal year a Director, executive officer, nominee for Director or beneficial owner of more than 5% of the Company's Common Stock, or any of his or her immediate family members. The NCGC will determine, based on the facts and circumstances it deems appropriate, whether such related person transaction should be approved. As required under SEC rules, transactions that are determined to be directly or indirectly material to the Company or a related person are disclosed in the Company's Proxy Statement. For fiscal year 2022, the Company had no related person transactions that were required to be disclosed in the Company's Proxy Statement, under Item 404 of Regulation S-K. See the discussion under "Director Independence" on page 20.

Shareholder Proposals and Nominations for Director

Director Nominations Intended for Inclusion in our 2024 Proxy Materials (Proxy Access)

The proxy access provision of the Company's By-Laws permits a shareholder, or a group of up to 20 shareholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials for an annual meeting director candidates constituting up to the greater of two individuals or 20% of the number of members then serving on our Board, if the nominating shareholder(s) and the nominee(s) satisfy the requirements specified in the Company's By-Laws. Assuming that our 2024 annual meeting is not advanced by more than 20 days or delayed by more than 70 days from the first anniversary of the date of the 2023 annual meeting, we must receive the notice of a proxy access nomination for the 2024 annual meeting no earlier than February 2, 2024, and no later than February 22, 2024, in order to be considered.

Proposals Intended for Inclusion in the 2024 Proxy Materials

Shareholder proposals to be considered for inclusion in the Company's proxy materials related to the 2024 Annual Meeting of Shareholders pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, must be received by the Company no later than November 21, 2023.

Proposals Not Intended for Inclusion in the 2024 Proxy Materials

The Company's By-Laws set forth specific procedures and requirements in order to nominate a Director or submit a proposal to be considered at the 2024 Annual Meeting of Shareholders. These procedures require that any nominations or proposals must be received by the Company no earlier than February 2, 2024, and no later than February 22, 2024, in order to be considered.

If, however, the date of the 2024 Annual Meeting is more than 20 days before or more than 70 days after May 2, 2024, shareholders must submit such nominations or proposals not earlier than the 90th day prior to the meeting and not later than the close of business on the later of the 70th day prior to the meeting or the 10th day following the day on which public announcement of the date of the meeting is first made by us. In addition, with respect to nominations for Directors, if the number of Directors to be elected at the 2024 Annual Meeting is increased and there is no public announcement by us naming all of the nominees for Director or specifying the size of the increased Board at least 80 days prior to May 2, 2024, notice will also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the Secretary at our principal executive offices not later than the close of business on the 10th day following the day on which such public announcement is first made by us.

A shareholder's notice to nominate a Director or bring any other business before the 2024 Annual Meeting must set forth certain information specified in our By-Laws. For additional information on the time limitations and requirements related to Director nominations or other shareholder proposals, see the Company's By-Laws at **www.hubbell.com** in the Corporate Governance section.

In addition to satisfying the foregoing notice requirements under our By-Laws, to comply with the universal proxy rules under the Exchange Act, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 4, 2024.

Proposals and other items of business should be directed to Hubbell Incorporated c/o Katherine A. Lane, Senior Vice President, General Counsel and Secretary, 40 Waterview Drive, Shelton, Connecticut 06484.

Eliminating Duplicative Proxy Materials ("Householding")

A single annual report and proxy statement or notice of internet availability of proxy materials may be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. If at any time, a shareholder no longer wishes to participate in "householding" and would prefer to receive such shareholder's own separate copy of the 2023 proxy statement and 2022 annual report, or notice of internet availability of proxy materials and/ or wishes to receive separate copies of these documents in the future, or if at any time, shareholders who share an address and receive separate copies of the 2023 proxy statement and 2022 annual report, or notice of internet availability of proxy materials would like to receive a single copy of these documents in the future, such shareholder or shareholders may (1) notify their broker or (2) direct their written or oral request to our transfer agent, Computershare, via regular mail to, Computershare, PO Box 43078, Providence, RI 02940-3078, or via phone, toll-free 800-874-1136. Upon written or oral request of shareholders at a shared address to which a single copy of the 2023 proxy statement, notice of internet availability of proxy materials, or 2022 annual report was delivered, our transfer agent will deliver promptly separate copies of these documents.

Availability of Annual Report on Form 10-K

Copies of our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (without exhibits or documents incorporated by reference therein) are available without charge to shareholders upon written request to Hubbell Incorporated c/o Katherine A. Lane, Senior Vice President, General Counsel and Secretary, 40 Waterview Drive, Shelton, Connecticut 06484, or by calling (475) 882-4144, by first class mail or other equally prompt means within one (1) business day of receipt of such request, or via the Internet at **www.hubbell.com**.



2022
Form 10K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-2958



HUBBELL INCORPORATED

(Exact name of registrant as specified in its charter)

CONNECTICUT	**06-0397030**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
40 Waterview Drive Shelton CT	**06484**
(Address of principal executive offices)	*(Zip Code)*

(475) 882-4000
(Registrant's telephone number, including area code)

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:		
Title of each Class	Trading Symbol(s)	Name of Exchange on which Registered
Common Stock — par value $0.01 per share	**HUBB**	**New York Stock Exchange**

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
NONE

Indicate by check mark	YES	NO
• if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.	☑	☐
• if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.	☐	☑
• whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report), and (2) has been subject to such filing requirements for the past 90 days.	☑	☐
• whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).	☑	☐
• whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.		
Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐		
• If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standard provided pursuant to Section 13(a) of the Exchange Act.		☐
• whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.		☑
• whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.(1)		☐
• whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).(1)		☐
• whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).	☐	☑

(1) Per SEC guidance, this blank checkbox is included on this cover page but no disclosure with respect thereto shall be made until the adoption and effectiveness of related stock exchange listing standards.

The aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant as of June 30, 2022 was $9,535,164,630*. The number of shares outstanding of Hubbell Common Stock as of February 3, 2023 is 53,600,592.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement for the registrant's 2023 annual meeting of shareholders to be filed with the Securities and Exchange Commission (the "SEC"), are incorporated by reference in answer to Part III of this Form 10-K.

* *Calculated by excluding all shares held by Executive Officers and Directors of registrant without conceding that all such persons or entities are "affiliates" of registrant for purpose of the Federal Securities Laws.*

Table of **Contents**

PART I

Item 1   Business

Hubbell Incorporated (herein referred to as "Hubbell", the "Company", the "registrant", "we", "our" or "us", which references shall include its divisions and subsidiaries as the context may require) was founded as a proprietorship in 1888, and was incorporated in Connecticut in 1905. Recognized for our innovation, quality, and deep commitment to serving our customers for over 130 years, Hubbell is a world-class manufacturer of electrical and utility solutions, with more than 75 brands used around the world. We provide utility and electrical solutions that enable our customers to operate critical infrastructure reliably and efficiently, and we empower and energize communities through innovative solutions supporting energy infrastructure In Front of the Meter, on The Edge, and Behind the Meter. In Front of the Meter is where utilities transmit and distribute energy to their customers. The Edge connects utilities with owner/operators and allows energy and data to be distributed back and forth. Behind the Meter is where owners and operators of building and other critical infrastructure consume energy.

Our products are either sourced complete, manufactured or assembled by subsidiaries in the United States, Canada, Puerto Rico, Mexico, the People's Republic of China ("China"), the United Kingdom ("UK"), Brazil, Australia, Spain and Ireland. Hubbell also participates in joint ventures in Hong Kong and the Philippines, and maintains offices in Singapore, Italy, China, India, Mexico, South Korea, Chile, and countries in the Middle East.

The Company's reporting segments consist of the Utility Solutions segment and the Electrical Solutions segment.

The Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports are made available free of charge through the Investor Relations section of the Company's website at *http://www.hubbell.com* as soon as practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on the Company's website or connected to our website is not incorporated by reference into this Annual Report on Form 10-K and should not be considered part of this report.

Utility Solutions Segment

Hubbell Utility Solutions has leading positions In Front of the Meter and at The Edge. The Utility Solutions segment (58% of consolidated revenues in 2022, 56% in 2021 and 56% in 2020) consists of businesses that design, manufacture, and sell a wide variety of electrical distribution, transmission, substation, and telecommunications products, which support applications In Front of the Meter. This includes utility transmission & distribution (T&D) components such as arresters, insulators, connectors, anchors, bushings, enclosures, cutoffs and switches. The Utility Solutions segment also offers solutions that serve The Edge of the utility infrastructure, including smart meters, communications systems, and protection and control devices. Hubbell Utility Solutions supports the electrical distribution, electrical transmission, water, gas distribution, telecommunications, and solar and wind markets. While Hubbell believes its sales in this area are not materially dependent upon any customer or group of customers, a substantial variability in purchases by electrical utilities would affect this segment.

Products of the Utility Solutions segment are sold under the following brands and/or trademarks:

• Aclara®	• Chance®	• Anderson®	• PenCell®
• Fargo®	• Hubbell®	• Polycast®	• Opti-loop Design®
• Quazite®	• Quadri*sil®	• Trinetics®	• Reuel®
• Electro Composites®	• USCO™	• CDR™	• RFL Design®
• Hot Box®	• PCORE®	• Delmar™	• Turner Electric®
• EMC™	• Longbow™	• Ohio Brass®	• Meramec®
• Reliaguard®	• Greenjacket®	• Armorcast®	• Beckwith Electric™
• Continental®	• R.W. Lyall™	• Gas Breaker®	• AEC™
• Ripley®			

Electrical Solutions Segment

Hubbell Electrical Solutions is positioned Behind the Meter, providing key components to building operators and industrial customers that enable them to manage their energy and operate critical infrastructure more efficiently and effectively. The Electrical Solutions segment (42% of consolidated revenues in 2022, 44% in 2021 and 44% in 2020) comprises businesses that sell stock and custom products including standard and special application wiring device products, rough-in electrical products, connector and grounding products, and lighting fixtures, as well as other electrical equipment.

Products of the Electrical Solutions segment have applications in the light industrial, non-residential, wireless communications, transportation, data center, and heavy industrial markets. Electrical Solutions segment products are typically used in and around industrial, commercial and institutional facilities by electrical contractors, maintenance personnel, electricians, utilities, and telecommunications companies. In addition, certain of our businesses design and manufacture industrial controls and communication systems used in the non-residential and industrial markets. Many of these products are designed such that they can also be used in harsh and hazardous locations where a potential for fire and explosion exists due to the presence of flammable gasses and vapors. Harsh and hazardous products are primarily used in the oil and gas (onshore and offshore) and mining industries. We also offer a variety of lighting fixtures, wiring devices and electrical products that have residential and utility applications, including residential products with Internet-of-Things ("IoT") enabled technologies.

These products are sold under various brands and/or trademarks and are primarily sold through electrical and industrial distributors, home centers, retail and hardware outlets, lighting showrooms and residential product oriented internet sites. Special application products are primarily sold through wholesale distributors to contractors, industrial customers and original equipment manufacturers ("OEMs"). Brands and/or trademarks of products of the Electrical Solutions segment include:

● Hubbell®	● Bell®	● Raco®	● Gleason Reel®	● ACME Electric®
● Kellems®	● TayMac®	● Hipotronics®	● Powerohm®	● EC&M Design®
● Bryant®	● Wiegmann®	● AccelTex Solutions™	● iDevices®	● Progress Lighting Design®
● Burndy®	● Killark®	● GAI-Tronics®	● Connector Products™	● Austdac™
● CMC®	● Hawke™	● Chalmit™	● PCX™	

Information Applicable to Our Business

International Operations

The Company has several operations located outside of the United States. These operations manufacture, assemble and/or procure and market Hubbell products and services for both the Utility Solutions and Electrical Solutions segments.

See Note 21 — Industry Segments and Geographic Area Information in the Notes to Consolidated Financial Statements and Item 1A. Risk Factors relating to manufacturing in and sourcing from foreign countries.

Customers

We have an extensive customer base of distributors, wholesalers, electric utilities, OEMs, electrical contractors, telecommunications companies and retail and hardware outlets. We are not dependent on a single customer, however, our top ten customers account for approximately 43% of our Net sales.

Raw Materials

Raw materials used in the manufacture of Hubbell products primarily include steel, aluminum, brass, copper, bronze, zinc, nickel, plastics, phenolics, elastomers and petrochemicals. Hubbell also purchases certain electrical and electronic components, including solenoids, lighting ballasts, printed circuit boards, integrated circuit chips and cord sets, from a number of suppliers. Hubbell is not materially dependent upon any one supplier for raw materials used in the manufacture of its products and equipment however the cost and supply of these materials may be affected by disruptions in availability of raw materials, components or sourced finished goods. See also Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Patents

Hubbell has approximately 3,000 active United States and foreign patents covering a portion of its products, which expire at various times. While Hubbell deems these patents to be of value, it does not consider its business to be dependent upon patent protection. Hubbell also licenses products under patents owned by others, as necessary, and grants licenses under certain of its patents.

Working Capital

Inventory, accounts receivable and accounts payable levels, payment terms and, where applicable, return policies are in accordance with the general practices of the electrical products industry and standard business procedures. See also Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Backlog

Substantially all of the backlog existing at December 31, 2022 in the Electrical Solutions segment is expected to be shipped to customers in 2023. In the Utility Solutions segment, the backlog existing at December 31, 2022 includes backlog expected to be shipped during 2023, along with $320 million of backlog of contracts that span multiple years, primarily related to long-term contracts of the Aclara business to deliver and install meters and grid monitoring sensor technology. The backlog of orders believed to be firm at December 31, 2022 was $2,463.4 million compared to $1,848.0 million at December 31, 2021. Although this backlog is important, the majority of Hubbell's revenues result from sales of inventoried products or products that have short periods of manufacture.

Competition

Hubbell experiences substantial competition in all categories of its business, but does not compete with the same companies in all of its product categories. The number and size of competitors vary considerably depending on the product line. Hubbell cannot specify with precision the number of competitors in each product category or their relative market position. However, some of its competitors are larger companies with substantial financial and other resources. Hubbell considers product performance, reliability, quality and technological innovation as important factors relevant to all areas of its business and considers its reputation as a manufacturer of quality products to be an important factor in its business. In addition, product price, service levels and other factors can affect Hubbell's ability to compete.

Environment

The Company is subject to various federal, state and local government requirements relating to the protection of employee health and safety and the environment. The Company believes that, as a general matter, its policies, practices and procedures are properly designed to prevent unreasonable risk of environmental damage and personal injury to its employees and its customers' employees and that the handling, manufacture, use and disposal of hazardous or toxic substances are in accordance with environmental laws and regulations.

Like other companies engaged in similar businesses, the Company has incurred or acquired through business combinations, remedial response and voluntary cleanup costs for site contamination, and is a party to product liability and other lawsuits and claims associated with environmental matters, including past production of products containing toxic substances. Additional lawsuits, claims and costs involving environmental matters are likely to continue to arise in the future. However, considering past experience and reserves, the Company does not anticipate that these matters will have a material adverse effect on earnings, capital expenditures, financial condition or competitive position. See also Item 1A. Risk Factors and Note 16 — Commitments and Contingencies in the Notes to Consolidated Financial Statements.

Human Capital

Our commitment to developing our employees is one of four pillars that guide Hubbell as a company. We recruit, hire, and develop talent that meets and anticipates the ever-changing needs of our enterprise, while fostering an inclusive and diverse workplace. Hubbell provides market competitive compensation, health and well-being programs, and retirement benefits based on the countries and markets in which we operate to motivate market-leading performance.

As of December 31, 2022, Hubbell had approximately 16,300 salaried and hourly employees of whom approximately 9,800, or 60% are located in the United States. Approximately 1,800 of these U.S. employees are represented by 8 labor unions. Hubbell considers its labor relations to be satisfactory and regularly engages with its labor unions.

Hubbell is committed to fostering an environment that respects and encourages individual differences, diversity of thought, and talent. We strive to create a workplace where employees feel that their contributions are welcomed and valued, allowing them to fully engage their talents and training in their work, while generating personal satisfaction in their role within Hubbell. Hubbell has created a multi-year, enterprise-wide strategy dedicated to evolving our inclusive culture while addressing underrepresentation where it exists across our company. As of December 31, 2022, 32% of our employees identify as female, and within the United States, 30% identify as female and 45% are racially diverse.

Across the enterprise, there are a variety of ways we invest in our people to learn - on the job, in the classroom, through self-directed learning, or through leadership programs. We have expanded our learning management system (known as Hubbell University) to make new content and training available to our employees. The Company has also expanded leadership development programs to provide career development to employees at all levels and continues to expand its Campus Programs to foster a pipeline of early career talent at Hubbell.

The Company also fosters and encourages its employees to give back to their communities. The Company supports employees' spirit of volunteerism in their communities throughout the year with its Volunteer Paid Time Off policy, which provides all employees with up to 8 hours of paid time off a year to volunteer with an eligible 501(c)(3) charity of their choice.

As a manufacturing company we focus on protecting the health and safety of our employees. We dedicate resources to track and monitor safety and recordable incidents using an enterprise-wide data management system. Through the Company's myLife program, the Company provides comprehensive, competitive benefits that retain and support our employees supporting their health, wealth and peace of mind.

In October 2022, as a showing of appreciation to our employees continued excellence, the Company provided all employees globally with a Global Recharge Day. This paid day off provided all employees an opportunity to relax, refresh and recharge.

In 2022, Hubbell conducted an enterprise-wide employee survey, the Elevate Employee Experience Survey to better understand the voices of our employees worldwide. Elevate was the largest survey conducted by the Company and over 80% of Hubbell's employees responded, providing insights that the Company is translating into action plans.

Information about our Executive Officers

Name[1]	Age	Present Position	Business Experience
Gerben W. Bakker	58	Chairman of the Board, President and Chief Executive Officer	Present position since May 4, 2021; previously President and Chief Executive Officer since October 1, 2020; previously, President and Chief Operating Officer June 6, 2019 to October 1, 2020; Group President, Power Systems February 1, 2014 to June 6, 2019; Division Vice President, Hubbell Power Systems, Inc. ("HPS") August 2009 - February 2014; President, HPS Brazil June 2005 - July 2009; Vice President, Sourcing, HPS March 2004 - May 2005.
William R. Sperry	60	Executive Vice President, Chief Financial Officer	Present position since May 5, 2020; previously, Executive Vice President, Chief Financial Officer and Treasurer June 6, 2019 to May 2020; Senior Vice President and Chief Financial Officer June 6, 2012 to June 6, 2019; Vice President, Corporate Strategy and Development August 15, 2008 to June 6, 2012; Managing Director, Lehman Brothers August 2006 to April 2008; various positions, including Managing Director, of J.P. Morgan and its predecessor institutions, 1994-2006; also a member of the board of directors of MSA Safety Incorporated since February 2019.
Jonathan M. Del Nero	51	Vice President, Controller	Present position since January 15, 2021; previously, Assistant Controller June 14, 2014, to January 15, 2021; Executive Director, Financial Reporting, Aetna June 2011 to June 2014; Senior Manager, Technical Accounting, Stanley Black and Decker June 2009 to June 2011; Manager of Accounting Policy, The Hartford September 2008 to June 2009; various positions at CIGNA March 2003 to September 2008.
Allan J. Connolly	55	President, Utility Solutions Segment	Present position since July 1, 2019 (the Utility Solutions Segment was formerly known as the Power Systems Group); previously, President, Aclara February 2018 to June 28, 2019; President and Chief Executive Officer of Aclara May 2014 to February 2018; Chief Operating Officer of Culligan International July 2012 to January 2014; Executive Vice President of Operations, Engineering and N.A. Industrial of Culligan International November 2006 to July 2012; Vice President of Research, Development & Engineering of Culligan International April 2006 to November 2006; General Manager Technology; GE Power & Water March 2003 to April 2006.
Alyssa R. Flynn	51	Chief Human Resources Officer	Present position since February 15, 2022; previously Vice President, Compensation, Benefits & HR Systems from February 2014 to February 2022; Chief of Staff to the Chief Executive Officer from June 2021 to February 2022; various positions, including Vice President, Human Resources, at PepsiCo from 1996 to 2014.
Katherine A. Lane	45	Senior Vice President, General Counsel and Secretary	Present position since May 4, 2021; previously Vice President, General Counsel and Secretary since June 6, 2019; previously, Vice President, Acting General Counsel and Secretary March 2019 to June 6, 2019; Vice President, Associate General Counsel June 2017 to March 2019; Vice President, Legal, Hubbell Commercial & Industrial September 2015 to June 2017; Senior Counsel, Hubbell Electrical Systems May 2014 to September 2015; Corporate General Attorney August 2010 to May 2014. Previously, various positions in private practice in law firms based in Massachusetts and Connecticut.

(1) *As of February 9, 2023, there are no family relationships among any of the above executive officers and any of our directors. For information related to our Board of Directors, refer to Item 10. Directors, Executive Officers and Corporate Governance.*

Item 1A   Risk Factors

Our business, operating results, financial condition, and cash flows may be affected by a number of factors including, but not limited to those set forth below. Any one of these factors could cause our actual results to vary materially from recent results or future anticipated results. See also Item 7. Management's Discussion and Analysis — "Executive Overview of the Business" and "Results of Operations".

COVID-19 Pandemic Risks

Our business and operations, and the operations of our suppliers, have been, and may in the future be adversely affected by epidemics or pandemics such as the COVID-19 pandemic outbreak

We may face risks related to health epidemics and pandemics or other outbreaks of communicable diseases.

A public health epidemic or pandemic, such as the COVID-19 pandemic, poses the risk that our employees, contractors, suppliers, customers and other business partners may be prevented from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities, or that such epidemic may otherwise interrupt or impair business activities.

The COVID-19 pandemic continues to cause disruption to the global economy, including in all of the regions in which we, our suppliers, distributors, business partners, and customers do business. We continue to monitor the pandemic, and while periodic local increases and decreases in COVID-19 cases are likely, generally the restrictions due to and in response to the pandemic continue to relax in most locations. However, the COVID-19 pandemic and efforts to manage it, including those by governmental authorities, have had, and could continue to have, an adverse effect on the economy and our business in many ways. This includes, but is not limited to, global supply chain shortages for materials and component parts used in our products and associated escalating prices. In addition to supply shortages, constrained transportation capacities have led to significant price increases in transportation costs. We expect to continue to be affected by supply chain issues due to factors largely beyond our control, including, a global shortage of semi-conductors, chips and components used in our products, a strain on raw materials and cost inflation, all of which could escalate in future quarters.

Although economic conditions have generally improved since the height of the pandemic, the strength of the economic recovery is uncertain and may vary across industries, customers and from country to country. The ultimate extent and robustness of any economic recovery from the impact of the pandemic imposes a significant degree of uncertainty and complexity, and may adversely affect our operations, customer demand and our costs of production. Failure of economic recovery to continue and adverse or weakening economic conditions may also result in deterioration in the collection of customer accounts receivable, as well as a reduction in sales.

Industry and Economic Risks

Inflation and other adverse conditions may adversely affect our business results of operations and financial condition

Our operating results can be sensitive to changes in general economic conditions, inflation, economic slowdowns, stagflation and recessions. Our sales are subject to market conditions that may cause customer demand for our products to be volatile and unpredictable, particularly in our Electrical Solutions segment. Product demand can be affected by fluctuations in domestic and international economic conditions, as well as currency fluctuations, commodity costs, and a variety of other factors.

We have recently experienced significant inflationary pressure across much of our business. Global supply chains continue to struggle to keep up with increasing demand due to the lingering impact of the COVID-19 pandemic. The resulting supply chain issues and increased demand have also led to increased freight, labor and commodity costs. In addition, various factors, including the level of economic activity in China and the conflict in Ukraine, has added to the volatility in energy costs. We have had to take various pricing actions to cover the higher costs and protect our margin profile. There can be no assurance that we will be able to maintain our margins in response to further changes in inflationary pressures.

In addition, macroeconomic effects such as increases in interest rates and other measures taken by central banks and other policy makers could have a negative effect on overall economic activity that could reduce our customers' demand for our products. Adverse changes in demand could impact our business, collection of accounts receivable and our expected cash flow generation from current and acquired businesses, which may adversely impact our financial condition and results of operations.

We operate in markets that are subject to competitive pressures that could affect selling prices or demand for our products

We compete on the basis of product performance, quality, service and/or price. Competitors' behavior related to these areas could potentially have significant impacts on our financial results. Our competitive strategy is to design and manufacture high quality products at the lowest possible cost. Our strategy is to also increase selling prices to offset rising costs of raw materials and components. Competitive pricing pressures may not allow us to offset some or all of our increased costs through pricing actions. Alternatively, if raw material and component costs decline, the Company may not be able to maintain current pricing levels. Competition could also affect future selling prices or demand for our products which could have an adverse impact on our results of operations, financial condition and cash flows.

Volatility in currency exchange rates may adversely affect our financial condition, results of operations and cash flows

Our international operations accounted for approximately 8% of our Net sales in 2022. We are exposed to the effects (both positive and negative) that fluctuating exchange rates have on translating the financial statements of our international operations, most of which are denominated in local currencies, into the U.S. dollar. Fluctuations in exchange rates may affect product demand and reported profits in our international operations. In addition, currency fluctuations may affect the prices we pay suppliers for materials used in our products, along with other local costs incurred in foreign countries for foreign entities with U.S. dollar functional currency. As a result, fluctuating exchange rates may adversely impact our results of operations and cash flows.

Uncertainty about the future of the London Interbank Offer Rate ("LIBOR") may adversely affect our business and financial results

Our 2021 Credit Facility uses LIBOR as a reference rate, such that the interest due pursuant to such borrowings may be calculated using LIBOR plus an applicable margin (determined by reference to a ratings based grid) or the alternate base rate. In March 2021, the UK's Financial Conduct Authority, which regulates LIBOR, announced that for most tenors of the USD LIBOR, rates would cease to be published after June 30, 2023, and one-week and two-month LIBOR ceased being published as of December 31, 2021. It is not possible to predict the effect of this announcement, including what alternative reference rates may replace LIBOR in use going forward, and how LIBOR will be determined for purposes of loans, securities and derivative instruments currently referencing it when it ceases to exist. Once LIBOR is no longer available, if lenders have increased costs due to such changes, we may suffer from potential increases in interest rates on our floating rate debt. These uncertainties or their resolution also could negatively impact our funding costs, loan and other asset values, asset-liability management strategies, and other aspects of our business and financial results.

Business and Operational Risks

Our ability to effectively develop and introduce new products could adversely affect our ability to compete

New product introductions and enhancement of existing products and services are key to the Company's competitive strategy. The success of new product introductions is dependent on a number of factors, including, but not limited to, timely and successful development of new products, including software development, market acceptance of these products and the Company's ability to manage the risks associated with these introductions. These risks include development and production capabilities, management of inventory levels to support anticipated demand, the risk that new products may have quality defects in the early stages of introduction,

and obsolescence risk of existing products. The Company cannot predict with certainty the ultimate impact new product introductions could have on our results of operations, financial condition or cash flows.

We manufacture and source products and materials from various countries throughout the world. A disruption in the availability, price or quality of these products or materials could adversely affect our operating results

Our business is subject to risks associated with global manufacturing and sourcing. We use a variety of raw materials in the production of our products including steel, aluminum, brass, copper, bronze, zinc, nickel, plastics, phenolics, elastomers and petrochemicals. We also purchase certain electrical and electronic components, including solenoids, lighting ballasts, printed circuit boards, integrated circuit chips and cord sets from a number of suppliers. Significant shortages in the availability of these materials or significant price increases could increase our operating costs and adversely impact the competitive positions of our products, which could adversely impact our results of operations. See also Risk Factor, "*Significant developments from the recent and potential changes in U.S. trade policies could have a material adverse effect on us.*"

We rely on materials, components and finished goods that are sourced from or manufactured in foreign countries including Mexico, China, and other international countries. Political instability in any country where we do business could have an adverse impact on our results of operations.

We rely on our suppliers to produce high quality materials, components and finished goods according to our specifications, including timely delivery. There is a risk that products may not meet our quality control procedure specifications which could adversely affect our ability to ship quality products to our customers on a timely basis and, could adversely affect our results of operations.

We may be required to recognize impairment charges for our goodwill and other intangible assets

As of December 31, 2022, the net carrying value of our goodwill and other intangible assets totaled approximately $2,640.4 million. As required by generally accepted accounting principles, we periodically assess these assets to determine if they are impaired. Impairment of intangible assets may be triggered by developments both within and outside the Company's control. Deteriorating economic conditions, technological changes, disruptions to our business, inability to effectively integrate acquired businesses, unexpected significant changes or planned changes in use of the assets, intensified competition, divestitures, market capitalization declines and other factors may impair our goodwill and other intangible assets. Any charges relating to such impairments could adversely affect our results of operations in the periods an impairment is recognized.

We engage in acquisitions and strategic investments and may encounter difficulty in obtaining appropriate acquisitions and in integrating these businesses

Part of the Company's growth strategy involves acquisitions. We have pursued and will continue to seek acquisitions and other strategic investments to complement and expand our existing businesses. The rate and extent to which acquisitions become available may affect our growth rate. The success of these transactions will depend on our ability to integrate these businesses into our operations and realize the planned synergies. We may encounter difficulties in integrating acquisitions into our operations and in managing strategic investments and foreign acquisitions and joint ventures may also present additional risk related to the integration of operations across different cultures and languages. Failure to effectively complete or manage acquisitions may adversely affect our existing businesses as well as our results of operations, financial condition and cash flows.

We may not be able to successfully implement initiatives, including our restructuring activities that improve productivity and streamline operations to control or reduce costs

Achieving our long-term profitability goals depends significantly on our ability to control or reduce our operating costs. Because many of our costs are affected by factors completely, or substantially outside our control, we generally must seek to control or reduce costs through productivity initiatives. If we are not able to identify and implement initiatives that control or reduce costs and increase operating efficiency, or if the cost savings initiatives we have implemented to date do not generate expected cost savings, our financial results could be adversely affected. Our efforts to control or reduce costs may include restructuring activities involving workforce reductions, facility consolidations and other cost reduction initiatives. If we do not successfully manage our current restructuring activities, or any other restructuring activities that we may undertake in the future, expected efficiencies and benefits may be delayed or not realized, and our operations and business could be disrupted, which could have an adverse effect on our results of operations, financial condition and cash flows.

We are subject to risks surrounding our information technology systems failures, network disruptions, breaches in data security and compliance with data privacy laws or regulations

We are highly dependent on various software and information technology systems to record and process operational, human resources and financial transactions. The proper functioning of Hubbell's information technology systems is critical to the successful operation of our business. Our information technology systems are susceptible to cyber threats, malware, phishing attacks, break-ins and similar events, breaches of physical security or tampering and manipulation of these systems by employees or unauthorized third parties. Information security risks also exist with respect to the use of portable electronic devices, such as smartphones and laptops, which are particularly vulnerable to loss and theft. Hubbell may also be subject to disruptions of any of our systems and our vendor's systems arising from events that are wholly or partially beyond our control, such as natural disasters, acts of terrorism, cyber-attacks, computer viruses, and electrical/ telecommunications outages or failures. All of these risks are also applicable where Hubbell relies on outside vendors to provide services, which may operate in an online, or "cloud," environment. A failure of our information technology systems could adversely affect our ability to process orders, maintain proper levels of inventory, collect accounts receivable and pay expenses; all of which could have an adverse effect on our results of operations, financial condition and cash flows. In addition, security breaches could result in unauthorized disclosure of confidential information that may result in financial or reputational damage to the Company, as well as expose the Company to litigation and regulatory enforcement actions.

Hubbell also provides customers with solutions that include software components that allow for the control and/or the communication of data from those solutions to Hubbell or customer systems. In addition to the risks noted above, there are other risks associated with these solutions. For example, control and/or data from these solutions may be integral to a customer's operations. A failure of our technology to operate as designed or as a result of cyber threats could impact those operations, including by loss or destruction of data. Likewise, a customer's failure to properly configure its own network are outside of the Company's control and could result in a failure in functionality or security of our technology.

Hubbell is also subject to an increasing number of evolving data privacy and security laws and regulations that impose requirements on the Company and our technology prior to certain use or transfer, storing, processing, disclosure, and protection of data and prior to sale or use of certain technologies. Failure to comply with such laws and regulations could result in the imposition of fines, penalties and other costs. For example, the European Union's implementation of the General Data Protection Regulation in 2018, the European Union's pending ePrivacy Regulation and the implementation of the ePrivacy Directive by the various European Union member states, and California's implementation of its Consumer Privacy Act of 2018 and Connected Device Privacy Act of 2018, as well as data privacy statutes implemented by other states, could all disrupt our ability to sell products and solutions or use and transfer data because such activities may not be in compliance with applicable law in certain jurisdictions.

We have continued to work on improving our utilization of our enterprise resource planning system, expanding standardization of business processes and performing implementations at our remaining businesses, as well as acquired businesses. We expect to incur additional costs related to future implementations, process reengineering efforts as well as enhancements and upgrades to the system. These system modifications and implementations could result in operating inefficiencies which could adversely impact our operating results and/or our ability to perform necessary business transactions.

System failures, ineffective system implementation or disruptions, failure to comply with data privacy and security laws or regulations, IT system risk arising from the Company's acquisition activity or the compromise of security with respect to internal or external systems or portable electronic devices could damage the Company's systems or infrastructure, subject us to liability claims, or regulatory fines, penalties, or intervention, harm our reputation, interrupt our operations, disrupt customer operations, and adversely affect the Company's internal control over financial reporting, business, financial condition, results of operations, or cash flows.

Our ability to access capital markets or failure to maintain our credit ratings may adversely affect our business

Our ability to invest in our business and make strategic acquisitions may require access to the capital markets. If general economic and capital market conditions deteriorate significantly, it could impact our ability to access capital. Failure to maintain our credit ratings could also impact our ability to access credit markets and could increase our cost of borrowing. The capital and credit markets could deteriorate and market conditions could make it more difficult for us to access capital to finance our investments and acquisitions, which could adversely affect our results of operations, financial condition and cash flows.

Deterioration in the credit quality of our customers could have a material adverse effect on our operating results and financial condition

We have an extensive customer base of distributors, wholesalers, electric utilities, OEMs, electrical contractors, telecommunications companies and retail and hardware outlets. We are not dependent on a single customer, however, our top ten customers account for approximately 43% of our Net sales. Deterioration in the credit quality of several major customers could adversely affect our results of operations, financial condition and cash flows.

We have outstanding indebtedness; our indebtedness will increase if we incur additional indebtedness in the future and do not retire existing indebtedness

We have outstanding indebtedness and other financial obligations and significant unused borrowing capacity. Our indebtedness level and related debt service obligations could have negative consequences, including (i) requiring us to dedicate significant cash flow from operations to the payment of principal and interest on our indebtedness, which would reduce the funds we have available for other purposes, (ii) reducing our flexibility in planning for or reacting to changes in our business and market conditions and (iii) exposing us to interest rate risk since a portion of our debt obligations are at variable rates.

We may incur significantly more indebtedness in the future. If we add new indebtedness and do not retire existing indebtedness, the risks described above could increase.

If the underlying investments of our defined benefit plans do not perform as expected, we may have to make additional contributions to these plans

We sponsor certain pension and other postretirement defined benefit plans. The performance of the financial markets and interest rates impact these plan expenses and funding obligations. Significant changes in market interest rates, investment losses on plan assets and reductions in discount rates may increase our funding obligations and could adversely impact our results of operations, cash flows, and financial condition. Furthermore, there can be no assurance that the value of the defined benefit plan assets will be sufficient to meet future funding requirements.

Legal, Tax and Regulatory Risks

Changes in tax law relating to multinational corporations could adversely affect our tax position

Government agencies, and the Organisation for Economic Co-operation and Development ("OECD") have focused on issues related to the taxation of multinational corporations. One example is in the area of "base erosion and profit shifting," for which the OECD has released several components of its comprehensive plan that have been adopted and expanded by many taxing authorities to address perceived tax abuse and inconsistencies between tax jurisdictions. As a result, the tax laws in countries in which we do business could change on a prospective or retroactive basis, and any such changes could adversely affect our business and financial statements.

Because tax laws and regulations are subject to interpretation and uncertainty, tax payments may ultimately differ from amounts currently recorded by the Company

We are subject to income taxes as well as non-income based taxes, in both the United States and numerous foreign jurisdictions. The determination of the Company's worldwide provision for income taxes and other tax liabilities requires judgment and is based on diverse legislative and regulatory structures that exist in the various jurisdictions where the company operates. The ultimate tax outcome may differ from the amounts recorded in the Company's financial statements and may adversely affect the Company's financial results for the period when such determination is made. We are subject to ongoing tax audits in various jurisdictions. Tax authorities may disagree with certain positions we have taken and assess additional taxes. We regularly assess the likely outcomes of these audits in order to determine the appropriateness of our tax provisions. However, there can be no assurance that we will accurately predict the outcomes of these audits, and the future outcomes of these audits could adversely affect our results of operations, financial condition and cash flows.

Significant developments from the recent and potential changes in U.S. trade policies could have a material adverse effect on us

Over the last five years, the U.S. government has announced and, in some cases, implemented a new approach to trade policy, including renegotiating, or potentially terminating, certain existing bilateral or multi-lateral trade agreements, such as the North American Free Trade Agreement ("NAFTA"), which was replaced by the U.S.-Mexico-Canada Agreement, on July 1, 2020, and proposed trade agreements, like the Trans-Pacific Partnership ("TPP"), from which the United States has formally withdrawn, as well as implementing the imposition of additional tariffs on certain foreign goods, including finished products and raw materials such as steel and aluminum. Changes in the U.S. trade policy, U.S. social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, development and investment in the territories and countries where we currently manufacture and sell products, and any resulting negative sentiments towards the United States as a result of such changes, could have an adverse effect on our business. In addition, we cannot predict what changes to trade policy will be made by the current presidential administration and Congress, including whether existing tariff policies will be maintained or modified or whether the entry into new bilateral or multilateral trade agreements will occur, nor can we predict the effects that any conceivable changes would have on our business.

We rely on materials, components and finished goods, such as steel and aluminum, that are sourced from or manufactured in foreign countries, including China and Mexico. Import tariffs and potential import tariffs have resulted or may result in increased prices for these imported goods and materials and, in some cases, may result or have resulted in price increases for domestically sourced goods and materials. Changes in U.S. trade policy have resulted and could result in additional reactions from U.S. trading partners, including adopting responsive trade policies making it more difficult or costly for us to export our products or import goods and materials from those countries. These measures could also result in increased costs for goods imported into the U.S. or may cause us to adjust our worldwide supply chain. Either of these could require us to increase prices to our customers which may reduce demand, or, if we are unable to increase prices, result in lowering our margin on products sold.

In recent years, various countries, and regions, including, without limitation, China, Mexico, Canada and Europe, have announced plans or intentions to impose or have imposed tariffs on a wide range of U.S. products in retaliation for new U.S. tariffs. These actions could, in turn, result in additional tariffs being adopted by the U.S. These conditions and future actions could have a significant adverse effect on world trade and the world economy. To the extent that trade tariffs and other restrictions imposed by the United States increase the price of, or limit the amount of, raw materials and finished goods imported into the United States, the costs of our raw materials may be adversely affected and the demand from our customers for products and services may be diminished, which could adversely affect our revenues and profitability.

We cannot predict future trade policy or the terms of any renegotiated trade agreements and their impacts on our business. The adoption and expansion of trade restrictions, the occurrence of a trade war, or other governmental action related to tariffs or trade agreements or policies has the potential to adversely impact demand for our products, our costs, our customers, our suppliers, and the U.S. economy, which in turn could adversely impact our business, financial condition and results of operations.

Our business and results of operations may be materially adversely effected by compliance with import and export laws

We must comply with various laws and regulations relating to the import and export of products, services and technology from the U.S. and other countries having jurisdiction over our operations, which may affect our transactions with certain customers, business partners and other persons. In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies and in other circumstances, we may be required to obtain an export license before exporting a controlled item. The length of time required by the licensing processes can vary, potentially delaying the shipment of products or performance of services and the recognition of the corresponding revenue. In addition, failure to comply with any of these regulations could result in civil and criminal, monetary and non-monetary penalties, disruptions to our business, limitations on our ability to import and export products and services and damage to our reputation. Moreover, any changes in export control or sanctions regulations may further restrict the export of our products or services, and the possibility of such changes requires constant monitoring to ensure we remain compliant. Any restrictions on the export of our products or product lines could have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

The uncertainty surrounding the implementation and effect of Brexit and related negative developments in the European Union and elsewhere could adversely affect our business, financial condition and results of operations

In 2020, the United Kingdom exited the European Union ("EU") (commonly referred to as "Brexit"). The long-term effects of Brexit, including the UK's relationship with the EU and other countries, including the U.S., remains unclear. We conduct business in both the UK and EU and shipments from our UK subsidiaries represented 3% of our total Net sales in both 2022 and 2021. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in political institutions and regulatory agencies. Brexit could also have the effect of disrupting the free movement of goods, services, and people between the UK, the EU and elsewhere. There can be no assurance that any or all of these events, or others that we cannot anticipate at this time, will not have a material adverse effect on our business, financial condition and results of operations.

We could incur significant and/or unexpected costs in our efforts to successfully avoid, manage, defend and litigate intellectual property matters

The Company relies on certain patents, trademarks, copyrights, trade secrets and other intellectual property of which the Company cannot be certain that others have not and will not infringe upon. Intellectual property litigation could be costly and time consuming and the Company could incur significant legal expenses pursuing these claims against others.

From time to time, we receive notices from third parties alleging intellectual property infringement. Any dispute or litigation involving intellectual property could be costly and time-consuming due to the complexity and the uncertainty of intellectual property litigation. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of infringement or misappropriation. In addition, as a result of such claims, the Company may lose its rights to utilize critical technology or may be required to pay substantial damages or license fees with respect to the infringed rights or be required to redesign our products at a substantial cost, any of which could negatively impact our operating results. Even if we successfully defend against claims of infringement, we may incur significant costs that could adversely affect our results of operations, financial condition and cash flow. See Item 3 "Legal Proceedings" for a discussion of our legal proceedings.

We are subject to litigation and environmental regulations that may adversely impact our operating results

We are a party to a number of legal proceedings and claims, including those involving product liability, intellectual property and environmental matters, which could be significant. It is not possible to predict with certainty the outcome of every claim and lawsuit. In the future, we could incur judgments or enter into settlements of lawsuits and claims that could have a materially adverse effect on our results of operations, cash flows, and financial condition. In addition, we maintain insurance coverage with respect to certain claims, which insurance may not provide adequate coverage against such claims. We establish reserves based on our assessment of contingencies, including contingencies related to legal claims asserted against us. Subsequent developments in legal proceedings may affect our assessment and estimates of the loss contingency recorded as a reserve and require us to make additional payments, which could have a materially adverse effect on our results of operations, financial condition and cash flow.

We are also subject to various laws and regulations relating to environmental protection and the discharge of materials into the environment, and we could incur substantial costs as a result of the noncompliance with or liability for clean up or other costs or damages under environmental laws. In addition,

we could be affected by future laws or regulations, including those imposed in response to climate change concerns. Environmental laws and regulations have generally become stricter in recent years. Compliance with any future laws and regulations could result in a materially adverse effect on our business and financial results. See Item 3 "Legal Proceedings" for a discussion of our legal proceedings.

Our reputation and our ability to conduct business may be impaired by improper conduct by any of our employees, agents or business partners

We cannot provide absolute assurance that our internal controls and compliance systems will always protect us from acts committed by our employees, agents or business partners that would violate U.S. and/or non-U.S. laws, including the laws governing payments to government officials, bribery, fraud, anti-kickback and false claims rules, competition, export and import compliance, money laundering and data privacy. In particular, the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business, and we operate in parts of the world that have experienced governmental corruption to some degree. Despite meaningful measures that we undertake to facilitate lawful conduct, which include training and internal control policies, these measures may not always prevent reckless or criminal acts by our employees or agents. Any such improper actions could damage our reputation and subject us to civil or criminal investigation in the United States and in other jurisdictions, could lead to substantial civil and criminal, monetary and non-monetary penalties and could cause us to incur significant legal and investigative fees.

Regulations related to conflict-free minerals may cause us to incur additional expenses and may create challenges with our customers

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability regarding the use of "conflict" minerals mined from the Democratic Republic of Congo and adjoining countries ("DRC"). The SEC has established annual disclosure and reporting requirements for those companies who use "conflict" minerals sourced from the DRC in their products. These new requirements could limit the pool of suppliers who can provide conflict-free minerals and as a result, we cannot ensure that we will be able to obtain these conflict-free minerals at competitive prices. Compliance with these new requirements may also increase our costs. In addition, we may face challenges with our customers if we are unable to sufficiently verify the origins of the minerals used in our products.

General Risk Factors

We face the potential harms of natural disasters, terrorism, acts of war, international conflicts or other disruptions to our operations

Natural disasters, the economic uncertainty resulting from the spread of global pandemics, acts or threats of war or terrorism, international conflicts, and the actions taken by the United States and other governments in response to such events could cause damage to or disrupt our business operations, our suppliers or our customers, and could create political or economic instability, any of which could have an adverse effect on our business. For example, increases in energy demand and supply disruptions caused by the conflict in Ukraine have resulted in significantly higher energy prices, particularly in Europe. Persistent high energy prices and the potential for further supply disruptions, may have an adverse impact on our business. Although it is not possible to predict such events or their consequences, these events could decrease demand for our products, make it difficult or impossible for us to deliver products, or disrupt our supply chain.

Global economic uncertainty could adversely affect us

During periods of prolonged slow growth, or a downturn in conditions in the worldwide or domestic economies, we could experience reduced orders, payment delays, supply chain disruptions or other factors caused by economic challenges faced by our customers, prospective customers and suppliers. Depending upon their severity and duration, these conditions could have an adverse impact on our results of operations, financial condition and cash flows.

Our success depends on attracting and retaining qualified personnel

Our ability to sustain and grow our business requires us to hire, retain and develop a highly skilled and diverse management team and workforce. Failure to ensure that we have the depth and breadth of personnel with the necessary skill set and experience, or the loss of key employees, could impede our ability to deliver our growth objectives and execute our strategy.

Item 1B   Unresolved Staff Comments

None.

Item 2   Properties

As of December 31, 2022, Hubbell's global headquarters are located in leased office space in Shelton, Connecticut. Other principal administrative offices are in Greenville, South Carolina, Manchester, New Hampshire and St. Louis, Missouri. The Utility Solutions segment operates 3 warehouse facilities and 23 manufacturing facilities globally, totaling approximately 4.4 million square feet. The Electrical Solutions segment operates 7 warehouse facilities and 25 manufacturing facilities globally totaling approximately 5.1 million square feet. The Company believes its manufacturing and warehousing facilities are adequate to carry on its business activities.

Item 3   Legal Proceedings

Information required by this item is incorporated herein by reference to the section captioned "Notes to Consolidated Financial Statements, Note 16 — Commitments and Contingencies" of this Form 10-K.

Item 4   Mine Safety Disclosures

Not applicable.

PART II

Item 5 — Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's Common Stock trades on the New York Stock Exchange under the symbol, "HUBB".

The number of common shareholders of record on February 3, 2023 was 1,205.

Our dividends are declared at the discretion of our Board of Directors. In October 2022, the Company's Board of Directors approved an increase in the common stock dividend rate from $1.05 to $1.12 per share per quarter. The increased quarterly dividend payment commenced with the December 15, 2022 payment made to the shareholders of record on November 30, 2022.

The information required by Item 5 with respect to securities authorized for issuance under equity compensation plans is incorporated herein by reference to Part III, Item 12 of this Form 10-K.

Purchases of Equity Securities

On October 23, 2020 the Board of Directors approved a stock repurchase program (the "October 2020 program") that authorized the repurchase of up to $300 million of common stock and expires in October 2023. At December 31, 2022 our remaining share repurchase authorization under the October 2020 program is $106.7 million. On October 21, 2022 the Board of Directors approved a new stock repurchase program (the "October 2022 program") that authorized the repurchase of up to $300 million of common stock and expires in October 2025. There have been no repurchases under the October 2022 program. The Company repurchased $182.0 million and $11.2 million of shares of Common Stock, in 2022 and 2021, respectively. When combined with the $106.7 million of remaining share repurchase authorization under the October 2020 program, we have a total share repurchase authorization of approximately $406.7 million. Subject to numerous factors, including market conditions and alternative uses of cash, we may conduct discretionary repurchases through open market or privately negotiated transactions, which may include repurchases under plans complying with Rules 10b5-1 and 10b-18 under the Securities Exchange Act of 1934, as amended.

The following table summarizes the Company's repurchase activity of common stock during the quarter ended December 31, 2022:

Period	Total Number of Shares of Common Stock Purchased[a] (000s)	Average Price Paid per share of Common Stock	Approximate Value of Shares that May Yet be Purchased Under the plans[b] (in millions)	Total number of shares purchased as part of the plans (000s)
BALANCE AS OF SEPTEMBER 30, 2022			$ 138.8	888
October 1, 2022 - October 31, 2022	—	—	$ 438.8	888
November 1, 2022 - November 30, 2022	133	$ 240.14	$ 406.7	1,021
December 1, 2022 - December 31, 2022	—	—	$ 406.7	1,021
TOTAL FOR THE QUARTER ENDED DECEMBER 31, 2022[a]	**133**	**$ 240.14**		

(a) Purchased under our October 2020 share repurchase program authorizing the repurchase of up to $300 million shares of common stock, which was publicly announced on October 23, 2020 and expires in October 2023.

(b) As of December 31, 2022, the remaining amount available for share repurchases includes $106.7 million under our October 2020 program and the full amount under our October 2022 program authorizing the repurchase of up to $300 million shares of common stock, which was publicly announced on October 21, 2022 and expires in October 2025.

Corporate Performance Graph

The following graph compares the total return to shareholders on the Company's common stock during the five years ended December 31, 2022, with a cumulative total return on the (i) Standard & Poor's MidCap 400 ("S&P MidCap 400") and (ii) the Dow Jones U.S. Electrical Components & Equipment Index ("DJUSEC"). The Company is a member of the S&P MidCap 400. The comparison assumes $100 was invested on December 31, 2017 in the Company's Common Stock and in each of the foregoing indices and assumes reinvestment of dividends.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Hubbell Incorporated, the S&P MidCap 400 Index
and the Dow Jones US Electrical Components & Equipment Index



	12/17	12/18	12/19	12/20	12/21	12/22
Hubbell, Inc.	100.00	75.39	115.22	125.48	170.14	195.74
S&P Midcap 400	100.00	88.92	112.21	127.54	159.12	138.34
Dow Jones US Electrical Components & Equipment	100.00	87.73	108.51	131.02	164.23	135.50

Item 6   [Reserved]

Item 7   Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes included in Part II, Item 8 of this Annual Report on Form 10-K. This section of this Form 10-K generally discusses 2022 and 2021 items and year-to-year comparisons between 2022 and 2021. Discussions of 2020 items and year-to-year comparisons between 2021 and 2020 are not included in this Form 10-K and can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form-10-K for the fiscal year ended December 31, 2021 filed with the Securities and Exchange Commission on February 11, 2022.

Executive Overview of the Business

Hubbell is a global manufacturer of quality electrical products and utility solutions for a broad range of customer and end market applications. We provide utility and electrical solutions that enable our customers to operate critical infrastructure reliably and efficiently, and we empower and energize communities through innovative solutions supporting energy infrastructure In Front of the Meter, on The Edge, and Behind the Meter. In Front of the Meter is where utilities transmit and distribute energy to their customers. The Edge connects utilities with owner/operators and allows energy and data to be distributed back and forth. Behind the Meter is where owners and operators of buildings, industrial facilities and other critical infrastructure consume energy. Products are either sourced complete, manufactured or assembled by subsidiaries in the United States, Canada, Puerto Rico, Mexico, China, the UK, Brazil, Australia, Spain and Ireland. The Company also participates in joint ventures in Hong Kong and the Philippines, and maintains offices in Singapore, Italy, China, India, Mexico, South Korea, Chile, and countries in the Middle East. The Company employed approximately 16,300 individuals worldwide as of December 31, 2022.

Our reporting segments consist of the Utility Solutions segment, that has leading position in Front of the Meter and at The Edge and the Electrical Solutions segment that is positioned Behind the Meter.

Our long-term strategy is to serve our customers with reliable and innovative electrical and related infrastructure solutions with desired brands and high-quality service, delivered through a competitive cost structure; to complement organic revenue growth with acquisitions that enhance its product offerings; and to allocate capital effectively to create shareholder value.

Our strategy to complement organic revenue growth with acquisitions is focused on acquiring assets that extend our capabilities, expand our product offerings, and present opportunities to compete in core, adjacent or complementary markets. Our acquisition strategy also provides the opportunity to advance our revenue growth objectives during periods of weakness or inconsistency in our end-markets.

Our strategy to deliver products through a competitive cost structure has resulted in past and ongoing restructuring and related activities. Our restructuring and related efforts include the consolidation of manufacturing and distribution facilities, and workforce actions, as well as streamlining and consolidating our back-office functions. The primary objectives of our restructuring and related activities are to optimize our manufacturing footprint, cost structure, effectiveness and efficiency of our workforce.

Productivity improvement also continues to be a key area of focus for the Company and efforts to drive productivity complement our restructuring and related activities to minimize the impact of rising material costs and other administrative cost inflation. Because material costs are approximately two thirds of our cost of goods sold, volatility in this area can significantly impact profitability. Our goal is to have pricing and productivity programs that offset material and other inflationary cost increases as well as pay for investments in key growth areas.

Productivity programs affect virtually all functional areas within the Company by reducing or eliminating waste and improving processes. We continue to expand our efforts related to global product and component sourcing and supplier cost reduction programs. Value engineering efforts, product transfers and the use of lean process improvement techniques are expected to continue to increase manufacturing efficiency. In addition, we continue to build upon the benefits of our enterprise resource planning system across all functions.

Our sales are also subject to market conditions that may cause customer demand for our products to be volatile and unpredictable, particularly in our Electrical Solutions segment. Product demand can be affected by fluctuations in domestic and international economic conditions, as well as currency fluctuations, commodity costs, and a variety of other factors. We have recently experienced significant inflationary pressure across much of our business. We have had to take various pricing actions to cover the higher costs and protect our margin profile. Because we expect inflation to remain a factor for the foreseeable future, we expect to continue these pricing actions subject, however, to demand and market conditions. Accordingly, there can be no assurance that we will be able to maintain our margins in response to the continuation or worsening of inflationary pressures. In addition, macroeconomic effects such as increases in interest rates and other measures taken by central banks and other policy makers could have a negative effect on overall economic activity that could reduce our customers' demand for our products.

Discontinued Operations

On February 1, 2022, the Company completed the sale of the Commercial and Industrial Lighting business (the "C&I Lighting business") to GE Current, a Daintree Company. The disposal of the C&I Lighting business met the criteria set forth in ASC 205-20 to be presented as a discontinued operation. The C&I Lighting businesses' results of operations and the related cash flows have been reclassified to income from discontinued operations in the Consolidated Statements of Income and cash flows from discontinued operations in the Consolidated Statement of Cash Flows, respectively, for all periods presented. For additional information regarding this transaction and its effect on our financial reporting, see Note 2 — Discontinued Operations, in the accompanying Consolidated Financial Statements, which note is incorporated herein by reference.

Impact of the COVID-19 Pandemic

Notwithstanding a general improvement in conditions and reduction of adverse effects from the COVID-19 pandemic that began in the first quarter of 2020, as of December 31, 2022 there continues to be significant uncertainty around the scope, severity, and duration of the pandemic, as well as the breadth and duration of business disruptions related to it and the overall impact on the U.S., global economies, and our operating results in future periods.

Additionally, as economies have re-opened, global supply chains have struggled to keep up with increasing demand, and the resulting supply chain disruptions have, in certain cases, affected our ability to ship finished products in a timely manner. These supply chain disruptions and the increase in demand have also led to increased freight, labor and commodity costs, which are expected to persist into 2023.

Results of Operations

Our operations are classified into two reportable segments: Utility Solutions and Electrical Solutions. For a complete description of the Company's segments, see Part I, Item 1 of this Annual Report on Form 10-K. Within these segments, Hubbell serves customers in five primary end markets: utility T&D components, utility communications and controls, non-residential, residential, and industrial.

In 2022, Net sales increased by 18.0% or $754 million and organic Net sales[1] increased by 17.5% or $732 million on favorable price realization along with higher volumes, as further discussed in segment results below. Operating margin increased in 2022, by 160 basis points and adjusted operating margin[1] increased by 140 basis points, driven by price realization that exceeded material cost inflation, higher unit volume and savings from our restructuring and related actions, partially offset by higher freight, logistics and manufacturing

costs, as well as other inflationary cost increases in excess of productivity and increased investment in our business. Net income from Continuing Operations attributable to Hubbell increased by 40.1% in 2022 compared to the prior year and diluted earnings per share from Continuing Operations increased by 41.6%. Adjusted net income from continuing operations attributable to Hubbell[1] increased by 30.3% in 2022 compared to the prior year and adjusted diluted earnings per share from continuing operations[1] increased by 31.9% in 2022.

Free cash flow[2] was higher in 2022 at $506.9 million as compared to $423.5 million in the prior year. In 2022 we paid $229.6 million in shareholder dividends, an increase of 5.9% as compared to the prior year, while also repurchasing $182 million of shares in 2022.

---

(1) *Organic Net sales, adjusted operating margin, adjusted net income from continuing operations attributable to Hubbell and adjusted diluted earnings per share from continuing operations are non-GAAP financial measures. See "Adjusted Operating Measures" below for a reconciliation to the comparable GAAP financial measures.*

(2) *Free cash flow is a non-GAAP financial measure. See "Adjusted Operating Measures" and "Financial Condition, Liquidity and Capital Resources - Cash Flow" below for a reconciliation to the comparable GAAP financial measure.*

SUMMARY OF CONSOLIDATED RESULTS (IN MILLIONS, EXCEPT PER SHARE DATA)

	For the Year Ending December 31,			
	2022	**% of Net sales**	**2021**	**% of Net sales**
Net sales	$ 4,947.9		$ 4,194.1	
Cost of goods sold	3,476.3	70.3%	3,042.6	72.5%
Gross profit	1,471.6	29.7%	1,151.5	27.5%
Selling & administrative expenses	762.5	15.4%	619.2	14.8%
Operating income	709.1	14.3%	532.3	12.7%
Net income from continuing operations	516.8	10.4%	371.1	8.8%
Less: Net income from continuing operations attributable to noncontrolling interest	(5.5)	(0.1)%	(6.1)	(0.1)%
Net Income From Continuing Operations Attributable to Hubbell Incorporated	511.3	10.3%	365.0	8.7%
Income from discontinued operations, net of tax	34.6	0.7%	34.5	0.8%
Net income attributable to Hubbell Incorporated	545.9	11.0%	399.5	9.5%
Less: Earnings allocated to participating securities	(1.4)		(1.2)	
Net income available to common shareholders	544.5		398.3	
Average number of diluted shares outstanding	54.1		54.7	
DILUTED EARNINGS PER SHARE - CONTINUING OPERATIONS	$ 9.43		$ 6.66	
DILUTED EARNINGS PER SHARE - DISCONTINUED OPERATIONS	$ 0.64		$ 0.62	

Adjusted Operating Measures

In the following discussion of results of operations, we refer to "adjusted" operating measures. We believe those adjusted measures, which exclude the impact of certain costs, gains and losses, may provide investors with useful information regarding our underlying performance from period to period and allow investors to understand our results of operations without regard to items we do not consider a component of our core operating performance.

Adjusted operating measures exclude amortization of all intangible assets associated with our business acquisitions, including inventory step-up amortization associated with those acquisitions. The intangible assets associated with our business acquisitions arise from the allocation of the purchase price using the acquisition method of accounting in accordance with Accounting Standards Codification 805, "Business Combinations." These assets consist primarily of customer relationships, developed technology, trademarks and tradenames, and patents, as reported in Note 7 – Goodwill and Other Intangible Assets, under the heading "Total Definite-Lived Intangibles" within the Notes to Consolidated Financial Statements.

The Company believes that the exclusion of these non-cash expenses (i) enhances management's and investors' ability to analyze underlying business performance, (ii) facilitates comparisons of our financial results over multiple periods, and (iii) provides more relevant comparisons of our results with the results of other companies as the amortization expense associated with these assets may fluctuate significantly from period to period based on the timing, size, nature, and number of acquisitions. Although we exclude amortization of these acquired intangible assets and inventory step-up from our non-GAAP results, we believe that it is important for investors to understand that revenue generated, in part, from

such intangibles is included within revenue in determining adjusted net income from continuing operations.

Adjusted operating measures also exclude the following:

- 2022 - Pension settlement charges of $7.0 million.
- 2021 - A $16.8 million pre-tax loss on the early extinguishment of long-term debt from the redemption of all of the Company's outstanding 3.625% Senior Notes due 2022 in the aggregate principal amount of $300 million and a $6.9 million loss on the disposal of a business.
- Income tax effects of the above adjustments which are calculated using the statutory tax rate, taking into consideration the nature of the item and the relevant taxing jurisdiction, unless otherwise noted.

These items are reported in Total other expense (below Operating income) in the Consolidated Statement of Income. The Company excludes these non-core items because we believe it enhances management's and investors' ability to analyze underlying business performance and facilitates comparisons of our financial results over multiple periods. Refer to the reconciliation of non-GAAP measures presented below, Note 4 – Business Acquisitions and Dispositions, Note 12 – Retirement Benefits, and Note 13 – Debt in the Notes to Consolidated Financial Statements, for additional information.

Organic Net sales, a non-GAAP measure, represents Net sales according to U.S. GAAP, less Net sales from acquisitions and divestitures during the first twelve months of ownership or divestiture, respectively, less the effect of fluctuations in Net sales from foreign currency exchange. The period-over-period effect of fluctuations in Net sales from foreign currency exchange is calculated as the difference between local currency Net sales of the prior period translated at the current period exchange rate as compared to the same local currency Net sales translated at the prior period exchange rate. We believe this measure provides management and investors with a more complete understanding of the underlying operating results and trends of established, ongoing operations by excluding the effect of acquisitions, dispositions and foreign currency as these activities can obscure underlying trends. When comparing Net sales growth between periods excluding the effects of acquisitions, business dispositions and currency exchange rates, those effects are different when comparing results for different periods. For example, because Net sales from acquisitions are considered inorganic from the date we complete an acquisition through the end of the first year following the acquisition, Net sales from such acquisition are reflected as organic Net sales thereafter.

There are limitations to the use of non-GAAP measures. Non-GAAP measures do not present complete financial results. We compensate for this limitation by providing a reconciliation between our non-GAAP financial measures and the respective most directly comparable financial measure calculated and presented in accordance with GAAP. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies' non-GAAP financial measures having the same or similar names. These financial measures should not be considered in isolation from, as substitutes for, or alternative measures of, reported GAAP financial results, and should be viewed in conjunction with the most comparable GAAP financial measures and the provided reconciliations thereto. We believe, however, that these non-GAAP financial measures, when viewed together with our GAAP results and related reconciliations, provide a more complete understanding of our business. We strongly encourage investors to review our consolidated financial statements and publicly filed reports in their entirety and not rely on any single financial measure.

The following table reconciles our adjusted financial measures to the directly comparable GAAP financial measure (in millions, except per share amounts):

	For the Year Ended December 31,			
	2022	% of Net sales	2021	% of Net sales
Gross profit (GAAP measure)	$ 1,471.6	29.7%	$ 1,151.5	27.5%
Amortization of acquisition-related intangible assets	30.7		27.5	
Adjusted gross profit	$ 1,502.3	30.4%	$ 1,179.0	28.1%
S&A expenses (GAAP measure)	$ 762.5	15.4%	$ 619.2	14.8%
Amortization of acquisition-related intangible assets	47.9		50.2	
Adjusted S&A expenses	$ 714.6	14.4%	$ 569.0	13.6%
Operating income (GAAP measure)	$ 709.1	14.3%	$ 532.3	12.7%
Amortization of acquisition-related intangible assets	78.6		77.7	
Adjusted operating income	$ 787.7	15.9%	$ 610.0	14.5%
Net income from continuing operations attributable to Hubbell (GAAP measure)	$ 511.3		$ 365.0	
Amortization of acquisition-related intangible assets	78.6		77.7	
Loss on disposition of business	—		6.9	
Loss on extinguishment of debt	—		16.8	
Pension charge	7.0		—	
Total pre-tax adjustments to net income	85.6		101.4	
Income tax effects[1]	21.4		24.7	
Adjusted net income from continuing operations attributable to Hubbell	$ 575.5		$ 441.7	
Less: Earnings allocated to participating securities	(1.5)		(1.4)	
Adjusted net income from continuing operations available to common shareholders	$ 574.0		$ 440.3	
Average number of diluted shares outstanding	54.1		54.7	
ADJUSTED DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS	**$ 10.62**		**$ 8.05**	

(1) The income tax effects are calculated using the statutory tax rate, taking into consideration the nature of the item and the relevant taxing jurisdiction, unless otherwise noted.

The following table reconciles our Organic Net sales growth to the directly comparable GAAP financial measure (in millions and percentage change):

| | For the Year Ended December 31, | | | |
	2022	Inc/(Dec) %	2021	Inc/(Dec) %
Net sales growth (GAAP measure)	$ 753.8	18.0	$ 511.6	13.9
Impact of acquisitions	41.8	1.0	144.6	3.9
Impact of divestitures	(4.0)	(0.1)	(5.7)	(0.2)
Foreign currency exchange	(16.3)	(0.4)	16.5	0.5
ORGANIC NET SALES GROWTH (NON-GAAP MEASURE)	**$ 732.3**	**17.5**	**$ 356.2**	**9.7**

2022 Compared to 2021

Net Sales

Net sales of $4,947.9 million in 2022 increased by $753.8 million, or 18.0%, compared to 2021 driven by Organic net sales growth of 17.5% due to favorable price realization along with higher unit volume. Net sales also increased by 1.0% from acquisitions, partially offset by 0.4% from foreign exchange.

Cost of Goods Sold

Cost of goods sold was 70.3% of Net sales in 2022 as compared to 72.5% in 2021. The decrease was primarily driven by favorable price realization that was in excess of material cost inflation and higher unit volume, partially offset by higher freight, logistics and manufacturing costs, as well as other inflationary cost increases in excess of productivity and higher investments in our business.

Gross Profit

The gross profit margin in 2022 was 29.7% of Net sales as compared to 27.5% in 2021. Excluding amortization of acquisition-related intangible assets, the adjusted gross profit margin was 30.4% in 2022 as compared to 28.1% in 2021. The increase in gross profit and adjusted gross profit margin was primarily driven by favorable price realization that was in excess of material cost inflation and higher unit volume, partially offset by higher freight, logistics and manufacturing costs, as well as other inflationary cost increases in excess of productivity and higher investments in our business.

Selling & Administrative Expenses

S&A expense in 2022 was $762.5 million and increased by $143.3 million compared to the prior year period. S&A expense as a percentage of Net sales increased by 60 basis points to 15.4% in 2022. Excluding amortization of acquisition-related intangible assets, adjusted S&A expense as a percentage of Net sales increased by 80 basis points to 14.4% in 2022. The increase in S&A expense and adjusted S&A expense as a percentage of Net sales is primarily due to the impact of higher personnel cost and other cost inflation that was partially offset by a benefit from an increase in Net sales volume.

Operating Income

Operating income in 2022 was $709.1 million, an increase of 33.2% compared to 2021, and operating margin increased by 160 basis points to 14.3%. Excluding amortization of acquisition-related intangible assets, adjusted operating income increased by 29.1% in 2022 to $787.7 million and adjusted operating margin increased by 140 basis points to 15.9% in 2022. The increase in operating margin and adjusted operating margin is primarily due to favorable price realization that was in excess of material cost inflation and higher unit volume, partially offset by higher freight, logistics and manufacturing costs, as well as other inflationary cost increases in excess of productivity and higher investments in our business.

Total Other Expense

Total other expense decreased by $20.9 million in 2022 to $52.1 million compared to the prior year, primarily due to a $16.8 million pre-tax loss on the early extinguishment of long-term debt recognized in the second quarter of 2021 from the redemption of the Company's $300 million long-term notes, which were scheduled to mature in 2022, and by a $5.1 million reduction in interest expense.

Income Taxes

The effective tax rate was 21.3% in 2022 as compared to 19.2% in 2021. The increase in the effective tax rate is primarily due to favorable tax effects from stock-based compensation in 2021 that were higher as compared to 2022, as well as increased earnings in higher taxed jurisdictions in 2022.

Net Income From Continuing Operations Attributable to Hubbell and Earnings Per Diluted Share From Continuing Operations

Net income from continuing operations attributable to Hubbell was $511.3 million in 2022 and increased 40.1% as compared to 2021. Adjusted net income from continuing operations attributable to Hubbell was $575.5 million in 2022 and increased 30.3% as compared to 2021. The increase in net income from continuing operations and adjusted net income from continuing operations is primarily the result of higher operating income, driven by higher Net sales, and operation margin expansion, partially offset by an increase in the effective tax rate. As a result, earnings per diluted share from continuing operations in 2022 increased 41.6% compared to 2021. Adjusted earnings per diluted share from continuing operations in 2022 increased 31.9% as compared to 2021.

Income From Discontinued Operations, Net of Tax

The operating results of the Commercial and Industrial Lighting business have been reflected as discontinued operations. Income from discontinued operations, net of tax was $34.6 million in 2022 as compared to income of $34.5 million in 2021. Income from discontinued operations, net of taxes for the year ended December 31, 2022 and December 31, 2021 includes pre-tax transaction and separation costs of $8.8 million and $7.0 million, respectively. The provision for income taxes from discontinued operations in 2021 includes a one-time tax benefit of $25.1 million related to book-to-tax basis differences that was recognized in the period the business was classified as held-for-sale. The provision for income taxes from discontinued operations in 2022 reflects the tax effect of the book gain on sale.

Segment Results

Utility Solutions

(in millions)	For the Year Ended December 31,	
	2022	2021
Net sales	$ 2,871.1	$ 2,334.4
Operating income	$ 438.2	$ 284.1
Amortization of acquisition-related intangible assets	56.3	64.4
Adjusted operating income	$ 494.5	$ 348.5
Operating margin (GAAP measure)	15.3%	12.2%
Adjusted operating margin	17.2%	14.9%

The following table reconciles our Organic Net sales growth to the directly comparable GAAP financial measure (in millions and percentage change):

Utility Solutions	For the Year Ended December 31,			
	2022	Inc/ (Dec) %	2021	Inc/ (Dec) %
Net sales growth (GAAP measure)	$ 536.7	23.0	$ 255.0	12.3
Impact of acquisitions	10.0	0.4	123.3	5.9
Impact of divestitures	(4.0)	(0.2)	(5.7)	(0.2)
Foreign currency exchange	(3.6)	(0.1)	2.9	0.1
ORGANIC NET SALES GROWTH (NON-GAAP MEASURE)	**$ 534.3**	**22.9**	**$ 134.5**	**6.5**

Net sales in the Utility Solutions segment in 2022 were $2.9 billion, an increase of 23.0% as compared to 2021, due to a 22.9% increase in Organic Net sales driven by favorable price realization and higher unit volume, partially offset by the impact of a commercial resolution in the fourth quarter of 2022. Acquisitions, net of divestitures contributed 0.2% to Net sales growth in 2022 and foreign exchange was slightly unfavorable by 0.1%.

Operating income in the Utility Solutions segment in 2022 increased by 54.2% to $438.2 million as compared to 2021. Operating margin in 2022 increased to 15.3% as compared to 12.2% in 2021. Excluding amortization of acquisition-related intangibles the adjusted operating margin in 2022 increased by 230 basis points to 17.2% as compared to the prior year. The year-over-year increase in operating margin and adjusted operating margin was primarily driven by favorable price realization that was in excess of material cost inflation and higher unit volume, partially offset by higher freight, logistics and manufacturing costs, as well as other inflationary costs increases in excess of productivity, higher investments in our business and the impact of a commercial resolution in the fourth quarter of 2022.

Electrical Solutions

(in millions)	For the Year Ended December 31,	
	2022	2021
Net sales	$ 2,076.8	$ 1,859.7
Operating income (GAAP measure)	$ 270.9	$ 248.2
Amortization of acquisition-related intangible assets	22.3	13.3
Adjusted operating income	$ 293.2	$ 261.5
Operating margin (GAAP measure)	13.0%	13.3%
Adjusted operating margin	14.1%	14.1%

The following table reconciles our Organic Net sales growth to the directly comparable GAAP financial measure (in millions and percentage change):

Electrical Solutions	For the Year Ended December 31,			
	2022	Inc/ (Dec) %	2021	Inc/ (Dec) %
Net sales growth (GAAP measure)	$ 217.1	11.7	$ 256.6	16.0
Impact of acquisitions	31.8	1.7	21.3	1.3
Impact of divestitures	—	—	—	—
Foreign currency exchange	(12.7)	(0.6)	13.6	0.9
ORGANIC NET SALES GROWTH (NON-GAAP MEASURE)	**$ 198.0**	**10.6**	**$ 221.7**	**13.8**

Net sales of the Electrical Solutions segment in 2022 were $2.1 billion, an increase of $217.1 million, or 11.7% as compared to 2021. Organic Net sales in 2022 increased by 10.6% as compared to the prior year primarily due to favorable price realization and higher unit volume. Net sales also increased by 1.7% from acquisitions and decreased by 0.6% from foreign exchange.

Operating income of the Electrical Solutions segment in 2022 was $270.9 million and increased approximately 9.1% compared to 2021, while operating margin in 2022 decreased by 30 basis points as compared to the prior year to 13.0%. Excluding amortization of acquisition-related intangibles, adjusted operating margin was 14.1% in 2022, which was flat compared to prior year. Operating margin in 2022 was impacted primarily due to favorable price realization that was in excess of material cost inflation and higher unit volume, partially offset by higher freight, logistics and manufacturing costs, as well as other inflationary costs increases in excess of productivity, and higher intangible amortization expense. Adjusted operating margin in 2022 was impacted primarily due to favorable price realization that was in excess of material cost inflation and higher unit volume, partially offset by higher freight, logistics and manufacturing costs, as well as other inflationary costs increases in excess of productivity.

Financial Condition, Liquidity and Capital Resources

The current and prior period results presented below represent the results of our continuing operations, and exclude the results of the C&I Lighting business which are presented within cash provided by discontinued operations. See Note 2 - Discontinued Operations, in the Notes to the Consolidated Financial Statements for further details.

Cash Flow

(in millions)	For the Year Ended December 31,	
	2022	2021
Net cash provided by (used in):		
Operating activities from continuing operations	$ 636.2	$ 513.7
Investing activities from continuing operations	18.1	(72.1)
Financing activities (used in) from continuing operations	(437.1)	(433.0)
Cash (used in) provided by discontinued operations	(54.7)	24.4
Effect of foreign currency exchange rate changes on cash and cash equivalents	(8.8)	(3.0)
NET CHANGE IN CASH AND CASH EQUIVALENTS	**$ 153.7**	**$ 30.0**

The following table reconciles our cash flows from operating activities to free cash flows for 2022 and 2021:

(in millions)	For the Year Ended December 31,	
	2022	2021
Net cash provided by operating activities - Continuing Operations (GAAP measure)	$ 636.2	$ 513.7
Less: Capital expenditures - Continuing Operations	(129.3)	(90.2)
Free cash flow - Continuing Operations	$ 506.9	$ 423.5
Free cash flow as a percent of net income - continuing operations attributable to Hubbell	99.2%	116.0%

Free cash flow is a non-GAAP measure that we define as cash flow from operations less capital expenditures. Management believes that free cash flow provides useful information regarding Hubbell's ability to generate cash without reliance on external financing. In addition, management uses free cash flow to evaluate the resources available for investments in the business, strategic acquisitions and further strengthening the balance sheet.

2022 Compared to 2021

Cash provided by operating activities from continuing operations was $636.2 million in 2022 compared to $513.7 million in 2021. The increase compared to the prior year is primarily due to higher net income, partially offset by changes in the components of working capital, as we invested in working capital to serve customer demand and growth in our order backlog.

Cash provided by investing activities was $18.1 million in 2022 compared to cash used of $72.1 million in 2021. That change was driven by $332.8 million in net proceeds from the disposal of the C&I Lighting business, partially offset by cash used of $177.1 million to acquire PCX Holdings LLC ("PCX"), Ripley Tools, LLC and Nooks Hill Road, LLC (collectively, "Ripley Tools") and REF Automation Limited and REF Alabama Inc. (collectively "REF") during 2022 and additional capital expenditures as we continue to invest in capacity expansion, automation and productivity initiatives.

Cash used in financing activities was $437.1 million in 2022 as compared to cash used of $433.0 million in 2021. The change in cash flows from financing activities primarily reflects an increase of $170.8 million of the Company's share repurchases in 2022 compared to 2021, partially offset by change in net borrowings.

The unfavorable impact of foreign currency exchange rates on cash was $8.8 million in 2022 as compared to a unfavorable effect of $3.0 million in 2021. The unfavorable impact in 2022 was primarily related to a weaker Canadian Dollar and British Pound compared to the U.S. Dollar.

Investments in the Business

Investments in our business include cash outlays for the acquisition of businesses as well as expenditures to maintain the operation of our equipment and facilities and invest in restructuring activities.

In July 2022, the Company acquired all of the issued and outstanding membership interests of PCX for a cash purchase price of approximately $112.8 million, net of cash acquired. PCX is a leading designer and manufacturer of factory built modular power solutions for applications in the data center market. This business is reported in the Electrical Solutions segment. In July 2022, the Company also acquired all of the issued and outstanding membership interests of Ripley Tools for a cash purchase price of approximately $50.1 million, net of cash acquired. Ripley Tools is a leading manufacturer of cable and fiber prep tools and test equipment that serves both the utility and communications markets. This business is reported in the Utility Solutions segment.

In November 2022, the Company acquired all of the issued and outstanding equity interests of REF for a cash purchase price of $14.1 million. REF designs and manufactures electrical power components utilizing high-volume precision machining, as well as custom fabricated structural products and assemblies for the OEM, industrial and renewables markets. This business is reported in the Electrical Solutions segment.

We continue to invest in restructuring and related programs to maintain a competitive cost structure, to drive operational efficiencies and to mitigate the impact of rising material costs and administrative cost inflation. We expect our investment in restructuring and related activities to continue in 2023 as we continue to invest in previously initiated actions and initiate further footprint consolidation and other cost reduction initiatives.

In connection with our restructuring and related actions, we have incurred restructuring costs as defined by U.S. GAAP, which are primarily severance and employee benefits, asset impairments, accelerated depreciation, as well as facility closure, contract termination and certain pension costs that are directly related to restructuring actions. We also incurred restructuring-related costs, which are costs associated with our business transformation initiatives, including the consolidation of back-office functions and streamlining of our processes, and certain other costs and gains associated with restructuring actions. We refer to these costs on a combined basis as "restructuring and related costs", which is a non-GAAP measure. We believe this non-GAAP measure provides investors with useful information regarding our underlying performance from period to period. Restructuring costs are predominantly settled in cash from our operating activities and are generally settled within one year, with the exception of asset impairments, which are non-cash.

The table below presents the restructuring and related costs incurred in 2022, additional expected costs, and the expected completion date of restructuring actions that have been initiated as of December 31, 2022 and in prior years (in millions):

	Costs Incurred in 2022	Additional Expected Costs	Expected Completion Date
2022 Restructuring Actions	$ 11.2	$ 4.0	2023
2021 and Prior Restructuring Actions	(0.9)	2.6	2023
Restructuring cost (GAAP measure)	**$ 10.3**	**$ 6.6**	
Restructuring-related costs	6.7	1.0	
Restructuring and related costs (Non-GAAP measure)	**$ 17.0**	**$ 7.6**	

During 2022, we invested $129.3 million in capital expenditures, an increase of $39.1 million as compared to 2021 as we increased capital investments to expand capacity, optimize footprint and implement automation and productivity initiatives.

Stock Repurchase Program

On October 23, 2020 the Board of Directors approved a stock repurchase program (the "October 2020 program") that authorized the repurchase of up to $300 million of common stock and expires in October 2023. At December 31, 2022 our remaining share repurchase authorization under the October 2020 program is $106.7 million. On October 21, 2022 the Board of Directors approved a new stock repurchase program that authorized the repurchase of up to $300 million of common stock and expires in October 2025. The Company repurchased $182.0 million and $11.2 million of shares of common stock, in 2022 and 2021, respectively. When combined with the $106.7 million of remaining share repurchase authorization under the October 2020 program, we have a total share repurchase authorization remaining of approximately $406.7 million as of December 31, 2022. Subject to numerous factors, including market conditions and alternative uses of cash, we may conduct discretionary repurchases through open market or privately negotiated transactions, which may include repurchases under plans complying with Rules 10b5-1 and 10b-18 under the Securities Exchange Act of 1934, as amended.

Debt to Capital

At December 31, 2022 and 2021, the Company had $1,437.9 million and $1,435.5 million, respectively, of long-term debt outstanding, net of unamortized discount and the unamortized balance of capitalized debt issuance costs. At December 31, 2022 and December 31, 2021 the Company had no long-term debt with maturities due within the next twelve months.

Borrowings under Revolving Credit Facility

On March 12, 2021, the Company, as borrower, and its subsidiaries Hubbell Power Holdings S.à r.l. and Harvey Hubbell Holdings S.à r.l., each as a subsidiary borrower (collectively, the "Subsidiary Borrowers") entered into a new five-year credit agreement with a syndicate of lenders and JPMorgan Chase Bank, N.A., as administrative agent, that provides a $750 million committed revolving credit facility (the "2021 Credit Facility"). Commitments under the 2021 Credit Facility may be increased to an aggregate amount not to exceed $1.25 billion. The 2021 Credit Facility includes a $50 million sub-limit for the issuance of letters of credit. The sum of the dollar amount of loans and letters of credits to the Subsidiary Borrowers under the 2021 Credit Facility may not exceed $75 million. There were no borrowings outstanding under the 2021 Credit Facility at December 31, 2022 or December 31, 2021.

The interest rate applicable to borrowings under the 2021 Credit Facility is (i) either the alternate base rate (as defined in the 2021 Credit Facility) or (ii) the adjusted LIBOR rate (as defined in the 2021 Credit Facility) plus an applicable margin based on the Company's credit ratings. All revolving loans outstanding under the 2021 Credit Facility will be due and payable on March 12, 2026.

The 2021 Credit Facility contains a financial covenant requiring that, as of the last day of each fiscal quarter, the ratio of total indebtedness to total capitalization shall not be greater than 65%. The Company was in compliance with this covenant as of December 31, 2022.

Unsecured Senior Notes

On March 12, 2021, the Company completed a public offering of $300 million aggregate principal amount of its 2.300% Senior Notes due 2031 (the "2031 Notes" and collectively with those described below, the "Notes"). The net proceeds from the offering were approximately $295.5 million after deducting the underwriting discount and estimated offering expenses payable by the Company. The 2031 Notes bear interest at a rate of 2.300% per annum from March 12, 2021. Interest on the 2031 Notes is payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2021. The 2031 Notes will mature on March 15, 2031.

The Company used the net proceeds from the offering of the 2031 Notes, together with cash on hand, on April 2, 2021 to redeem in full all of the Company's outstanding 3.625%

Senior Notes due in 2022 for an aggregate principal amount of $300 million, which had a stated maturity date of November 15, 2022, and to pay the premium and accrued interest in respect thereof. The redemption of the 2022 Notes resulted in a $16.8 million loss on extinguishment that was recognized in the second quarter of 2021.

At December 31, 2021 and 2022 respectively, the Company had outstanding unsecured, senior notes in principal amounts of $400 million due in 2026, $300 million due in 2027, $450 million due in 2028 and $300 million due in 2031.

The carrying value of the Notes, net of unamortized discount and the unamortized balance of capitalized debt issuance costs, was $1,437.9 million and $1,435.5 million at December 31, 2022 and December 31, 2021, respectively.

The Notes are callable at any time at specified prices and are only subject to accelerated payment prior to maturity upon customary events of default, or upon a change in control triggering event as defined in the indenture governing the Notes, as supplemented. The Company was in compliance with all covenants (none of which are financial) as of December 31, 2022.

Short-term Debt

At December 31, 2022 and 2021, the Company had no commercial paper borrowings outstanding and had $4.7 million and $9.7 million, respectively, of short-term debt outstanding composed of:

- $2.8 million at December 31, 2022 and $1.6 million at December 31, 2021, respectively, of borrowings to support our international operations in China as well as $1.9 million and $8.1 million of other short term debt at December 31, 2022 and December 31, 2021, respectively, to support other operations.

Net debt, defined as total debt less cash and investments, is a non-GAAP measure that may not be comparable to definitions used by other companies. We consider net debt to be a useful measure of our financial leverage for evaluating the Company's ability to meet its funding needs.

The following table sets forth the reconciliation of net debt at December 31, 2022 and 2021:

| (in millions) | December 31, | |
	2022	2021
Total Debt (GAAP measure)	$ 1,442.6	$ 1,445.2
Total Hubbell Incorporated Shareholders' Equity	2,360.9	2,229.8
TOTAL CAPITAL (GAAP measure)	**$ 3,803.5**	**$ 3,675.0**
Total Debt to Total Capital (GAAP measure)	38%	39%
Cash and Investments	$ 520.7	$ 364.7
NET DEBT (non-GAAP measure)	**$ 921.9**	**$ 1,080.5**
Net Debt to Total Capital (non-GAAP measure)	24%	29%

Liquidity

We measure liquidity on the basis of our ability to meet short-term and long-term operational funding needs, to fund additional investments, including acquisitions, and to make dividend payments to shareholders. Significant factors affecting the management of liquidity are cash flows from operating activities, capital expenditures, cash dividend payments, stock repurchases, access to bank lines of credit and our ability to attract long-term capital with satisfactory terms.

In 2022, we returned capital to our shareholders through dividends and share repurchases. These activities were funded primarily with cash flows from operations.

- In 2022, cash used for share repurchases was $182.0 million.
- Dividends paid on our Common Stock in 2022 were $229.6 million.

We also require cash outlays to fund our operations, capital expenditures, and working capital requirements to accommodate anticipated levels of business activity, as well as our rate of cash dividends and potential future acquisitions. We have contractual obligations for long-term debt, operating leases, purchase obligations, and certain other long-term liabilities, including defined benefit retirement obligations and other benefits. Refer to Note 13 - Debt and Note 24 - Leases in the Notes to the Consolidated Financial Statements for further details on anticipated cash outflows. As a result of the Tax Cuts and Jobs Act ("TCJA"), we also have an obligation to fund, by annual installments through 2025, the Company's liability for the transition tax on the deemed repatriation of foreign earnings. Contractual purchase obligations for years subsequent to December 31, 2022 include approximately, $590 million in 2023. Contractual purchase obligations beyond 2023 are not significant.

Our purchase obligations include amounts committed under legally enforceable contracts or purchase orders for goods and services with defined terms as to price, quantity, delivery and termination liability. These obligations primarily consist of inventory purchases made in the normal course of business to meet operational requirements and commitments for equipment purchases. As of December 31, 2022, we have $42.1 million of uncertain tax positions reflected in our Consolidated Balance Sheet. We are unable to make a reasonable estimate regarding the timing of settlement of these uncertain tax positions and, as a result, they have been excluded from the disclosure. See Note 14 — Income Taxes in the Notes to Consolidated Financial Statements.

Our sources of funds and available resources to meet these funding needs are as follows:

- Cash flows from operating activities and existing cash resources: In addition to our cash flows from operating activities, we also had $440.5 million of cash and cash equivalents at December 31, 2022, of which approximately 35% was held inside the United States and the remainder held internationally.
- Our 2021 Credit Facility provides a $750.0 million committed revolving credit facility and commitments under the 2021 Credit Facility may be increased (subject to certain conditions) to an aggregate amount not to exceed $1.250 billion. Annual commitment fees to support

availability under the 2021 Credit Facility are not material. Although not the principal source of liquidity, we believe our 2021 Credit Facility is capable of providing significant financing flexibility at reasonable rates of interest and is an attractive alternative source of funding in the event that commercial paper markets experience disruption. However, an increase in usage of the 2021 Credit Facility related to growth or a significant deterioration in the results of our operations or cash flows could cause our borrowing costs to increase and/or our ability to borrow could be restricted. We have not entered into any guarantees that could give rise to material unexpected cash requirements. The full $750.0 million of borrowing capacity under the 2021 Credit Facility was available to the Company at December 31, 2022.

- In addition to our commercial paper program and existing revolving credit facility, we also have the ability to obtain additional financing through the issuance of long-term debt. Considering our current credit rating, historical earnings performance, and financial position, we believe that we would be able to obtain additional long-term debt financing on attractive terms.
- The Company also maintains other lines of credit that are primarily used to support the issuance of letters of credit. Interest rates and other terms of borrowing under these lines of credit vary from country to country, depending on local market conditions. At December 31, 2022 and 2021, total availability under these lines was $55.8 million and $30.0 million, respectively, of which $31.7 million and $23.2 million was utilized to support letters of credit and the remaining amount was unused. The annual commitment fees associated with these lines of credit are not material.

Pension Funding Status

We have a number of funded and unfunded non-contributory U.S. and foreign defined benefit pension plans. Benefits under these plans are generally provided based on either years of service and final average pay or a specified dollar amount per year of service. The funded status of our qualified, defined benefit pension plans is dependent upon many factors including future returns on invested pension assets, the level of market interest rates, employee earnings and employee demographics.

In 2022, the Company recognized a settlement loss within continuing operations relating to retirees that elected to receive lump-sum distributions from the Company's defined benefit pension plans of $7.0 million. This charge was the result of lump-sum payments which exceeded the threshold for settlement accounting under U.S. GAAP in such year.

Changes in the value of the defined benefit plan assets and liabilities will affect the amount of pension expense ultimately recognized. Although differences between actuarial assumptions and actual results are no longer deferred for balance sheet purposes, deferral is still permitted for pension expense purposes. Unrecognized gains and losses in excess of an annual calculated minimum amount (the greater of 10% of the projected benefit obligation or 10% of the market value of assets) have been amortized and recognized in net periodic pension cost. Effective January 1, 2020, the amortization of unrecognized gains and losses of all of the Company's qualified defined benefit pension plans is recognized over the remaining life expectancy of participants, as all participants are considered inactive as a result of plan amendments. During 2022 and 2021, we recorded $10.8 million and $10.8 million, respectively, of pension expense related to the amortization of these unrecognized losses.

In 2022 and 2021, we contributed $12.5 million and $0.1 million, respectively, to our qualified foreign and domestic defined

benefit pension plans. These contributions have improved the funded status of those plans. Although not required by ERISA and the Internal Revenue Code, the Company may elect to make a voluntary contribution to its qualified domestic defined benefit pension plan in 2023. The anticipated level of pension funding in 2023 is not expected to have a significant impact on our overall liquidity.

Assumptions

The following assumptions were used to determine projected pension and other benefit obligations at the measurement date and the net periodic benefit costs for the year:

	Pension Benefits		Other Benefits	
	2022	2021	2022	2021
Weighted-average assumptions used to determine benefit obligations at December 31,				
Discount rate	5.46%	2.79%	5.50%	2.90%
Rate of compensation increase	0.08%	0.08%	3.93%	3.87%
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31,				
Discount rate	2.79%	2.47%	2.90%	2.50%
Expected return on plan assets	4.59%	4.66%	N/A	N/A
Rate of compensation increase	0.08%	0.24%	3.87%	3.99%

At the end of each year, we estimate the expected long-term rate of return on pension plan assets based on the strategic asset allocation for our plans. In making this determination, we utilize expected rates of return for each asset class based upon current market conditions and expected risk premiums for each asset class. A one percentage point change in the expected long-term rate of return on pension fund assets would have an impact of approximately $5.2 million on 2023 pretax pension expense. The expected long-term rate of return is applied to the fair market value of pension fund assets to produce the expected return on fund assets that is included in pension expense.

The difference between this expected return and the actual return on plan assets was recognized at December 31, 2022 for balance sheet purposes, but continues to be deferred for expense purposes. The net deferral of past asset gains (losses) ultimately affects future pension expense through the amortization of gains (losses) with an offsetting adjustment to Hubbell shareholders' equity through Accumulated other comprehensive loss.

At the end of each year, we determine the discount rate to be used to calculate the present value of our pension plan liabilities. For our U.S. and Canadian pension plans, this discount rate is determined by matching the expected cash flows associated with our benefit obligations to the expected cash flows of a hypothetical portfolio of high quality, fixed income debt instruments with maturities that closely match the expected funding period of our pension liabilities. As of December 31, 2022, we used a discount rate of 5.50% for our U.S. pension plans compared to a discount rate of 2.90% used in 2021. For our Canadian pension plan, we used a discount rate of 5.01% in 2022, compared to a 2.98% discount rate used in 2021.

For our UK pension plan the discount rate was derived using a full yield curve and uses plan specific cash flows. The derived discount rate is the single discount rate equivalent to discounting these liability cash flows at the term-dependent spot rates of AA corporate bonds. This methodology resulted in a December 31, 2022 discount rate for the UK pension plan of 5.00% as compared to a discount rate of 1.80% used in 2021.

A decrease of one percentage point in the discount rate would increase our 2023 pretax pension expense by approximately $0.3 million. A discount rate increase of one percentage point would decrease our 2023 pretax pension expense by $0.5 million.

In 2021 and 2022 we used the Pri-2012 mortality table to calculate the present value of our pension plan liabilities and adopted the MP-2021 projection scale. The Pri-2012 mortality table with adjustment for collar as appropriate and generational projection from 2012 using Scale MP-2021 was chosen as the best estimate based on the observed and anticipated experience of the plans after considering alternative tables.

Other Post-Employment Benefits ("OPEB")

The Company also has a number of health care and life insurance benefit plans covering eligible employees who reached retirement age while working for the Company. These benefits have been discontinued for substantially all future retirees. These plans are not funded and, therefore, no assumed rate of return on assets is required. We use a similar methodology to derive the discount rate for our post employment benefit plan obligations that we use for our pension plans. As of December 31, 2022, the Company used a discount rate of 5.50% to determine the projected benefit obligation compared to a discount rate of 2.90% used in 2021.

In accordance with the accounting guidance for retirement benefits, we recorded to Accumulated other comprehensive loss, within Hubbell shareholders' equity, a benefit, net of tax, of $5.5 million in 2022 and $3.4 million in 2021, respectively, related to the annual remeasurement of the OPEB plans and the amortization of prior service credits and net actuarial gains.

Off-Balance Sheet Arrangements

Off-balance sheet arrangements are defined as any transaction, agreement or other contractual arrangement to which an entity that is not included in our consolidated results is a party, under which we, whether or not a party to the arrangement, have, or in the future may have: (1) an obligation under a direct or indirect guarantee or similar arrangement, (2) a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets, (3) an obligation or liability, including a contingent obligation or liability, under a contract that would be accounted for as a derivative instrument, except that it is excluded from the scope of FASB ASC Topic 815, or (4) an obligation, including a contingent obligation, arising out of a variable interest in an unconsolidated entity that is held by, and material to, the Company, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, the Company.

We do not have any off-balance sheet arrangements as defined above which have or are likely to have a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures, capital resources or cash flows.

Critical Accounting Estimates

Note 1 — Significant Accounting Policies in the Notes to Consolidated Financial Statements describes the significant accounting policies used in the preparation of our financial statements.

Use of Estimates

We are required to make assumptions and estimates and apply judgments in the preparation of our financial statements that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors deemed relevant by management, such as projections of future performance. We continually review these estimates and their underlying assumptions to ensure they are appropriate for the circumstances. Changes in estimates and assumptions used by us could have a material impact on our financial results, and actual results could differ significantly from those estimates. We believe that the following estimates are among the most critical in fully understanding and evaluating our reported financial results. These items utilize assumptions and estimates about the effect of future events that are inherently uncertain and are based on our judgment.

Revenue Recognition

The Company recognizes revenue when performance obligations identified under the terms of contracts with its customers are satisfied, which generally occurs, for products, upon the transfer of control in accordance with the contractual terms and conditions of the sale. The majority of the Company's revenue associated with products is recognized at a point in time when the product is shipped to the customer, with a relatively small amount of transactions in the Utility Solutions segment recognized upon delivery of the product at the contractually specified destination. Revenue from service contracts and post-shipment performance obligations is approximately two percent of total annual consolidated net revenue and those service contracts and post-shipment obligations are primarily within the Utility Solutions segment. Revenue from service contracts and post-shipment performance obligations is recognized when or as those obligations are satisfied. The Company primarily offers assurance-type standard warranties that do not represent separate performance obligations and on occasion will separately offer and price extended warranties that are separate performance obligations for which the associated revenue is recognized over-time based on the extended warranty period. The Company records amounts billed to customers for reimbursement of shipping and handling costs within revenue. Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as fulfillment costs and are included in cost of goods sold. Sales taxes and other usage-based taxes are excluded from revenue.

The Company has certain arrangements that require us to estimate at the time of sale the amounts of variable consideration that should not be recorded as revenue as certain amounts are not expected to be collected from customers, as well as an estimate of the value of the product to be returned. The Company principally relies on historical experience, specific customer agreements and anticipated future trends to estimate these amounts at the time of shipment and to reduce the transaction price. These arrangements include sales discounts and allowances based on sales volumes, specific programs and special pricing allowances, and returned goods, as are customary in the electrical products industry. Customer returns have historically been approximately one percent of gross sales.

Inventory Valuation

Inventories in the U.S. are primarily valued at the lower of LIFO cost or market, while non-U.S. inventories are valued at the lower of FIFO cost or market. We routinely evaluate the carrying value of our inventories to ensure they are carried at the lower of LIFO or FIFO cost or market value. Such evaluation is based on our judgment and use of estimates, including sales forecasts, gross margins for particular product groupings, planned dispositions of product lines, technological events and overall industry trends. In addition, the evaluation is based on changes in inventory management practices which may influence the timing of exiting products and method of disposing of excess inventory.

Excess inventory is generally identified by comparing future expected inventory usage to actual on-hand quantities. Inventory values are reduced for on-hand inventory in excess of pre-defined usage forecasts. Forecast usage is primarily determined by projecting historical (actual) sales and inventory usage levels forward to future periods. Changes in these estimates may necessitate future adjustments to inventory values.

Employee Benefits Costs and Funding

We sponsor domestic and foreign defined benefit pension, defined contribution and other postretirement plans. Significant assumptions used in the accounting for these employee benefit plans include the discount rate, expected return on the pension fund assets, rate of increase in employee compensation levels and health care cost increase projections. These assumptions are determined based on Company data and appropriate market indicators, and are evaluated each year as of the plans' measurement dates. Further discussion of the assumptions used in 2022 and 2021 are included above under "Pension Funding Status" and in Note 12 — Retirement Benefits in the Notes to Consolidated Financial Statements.

Taxes

We account for income taxes in accordance with the applicable accounting guidance which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax basis of recorded assets and liabilities. Additionally, deferred tax assets are required to be reduced by a valuation allowance if it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized. The factors used to assess the likelihood of realization of deferred tax assets are the forecast of future taxable income, available tax planning strategies that could be implemented to realize the net deferred tax assets, and future reversals of deferred tax liabilities. Failure to achieve forecasted taxable income can affect the ultimate realization of net deferred tax assets.

We operate within multiple taxing jurisdictions and are subject to audit in these jurisdictions. The Internal Revenue Service ("IRS") and other tax authorities routinely review our tax returns. These audits can involve complex issues, which may require an extended period of time to resolve. The Company records uncertain tax positions when it has determined that it is more-likely-than-not that a tax position will not be sustained upon examination by taxing authorities based on the technical merits of the position. The Company uses the criteria established in the accounting guidance to determine whether an item meets the definition of more-likely-than-not. The Company's policy is to recognize these uncertain tax positions when the more-likely-than-not threshold is met, when the statute of limitations has expired or upon settlement. In management's opinion, adequate provision has been made for potential adjustments arising from any examinations. See Note 14 — Income Taxes in the Notes to Consolidated Financial Statements.

Valuation of Long-Lived Assets, Goodwill, and Indefinite-Lived Intangible Assets

Our long-lived assets include land, buildings, equipment, molds and dies, software, goodwill and other intangible assets. Long-lived assets, other than land, goodwill and indefinite-lived intangibles, are depreciated over their estimated useful lives. The assets and liabilities of acquired businesses are recorded under the acquisition method of accounting at their estimated fair values at the dates of acquisition. Goodwill represents purchase price in excess of fair values assigned to the underlying identifiable net assets of acquired businesses. Intangible assets primarily consist of patents, tradenames, developed technology and customer related intangibles.

Goodwill and indefinite-lived intangible assets are reviewed annually for impairment unless circumstances dictate the need for more frequent assessment. We perform our annual goodwill impairment testing as of April 1st of each year. The accounting guidance provides entities an option of performing a qualitative assessment (the "Step-zero" test) before performing a quantitative analysis. If the entity determines, on the basis of certain qualitative factors, that it is more-likely-than-not that the goodwill is not impaired, the entity would not need to proceed to the quantitative goodwill impairment testing process as prescribed in the guidance. If the Company does not elect to complete the qualitative assessment, the Company completes the quantitative assessment whereby the estimated fair value of each reporting unit is compared to its carrying value.

The organizational changes within Electrical Solutions effective January 1, 2022 resulted in a change in the Company's reporting units. As a result, the Company performed an interim goodwill impairment assessment as of January 1, 2022. For the three reporting units within the Electrical Solutions segment, the Company elected to utilize the quantitative goodwill impairment testing process, as permitted in the accounting guidance, by comparing the estimated fair value of the reporting units to their carrying values. The Company did not have any reporting units at risk of failing the quantitative impairment test as the excess of the implied fair value exceeded the carrying value of each of the reporting units. Additionally, the Company did not have any reporting units with zero or negative carrying amounts.

The Company also completed its annual goodwill impairment test as of April 1, 2022. The Company applied the Step-zero test to one of its four reporting units. Based on the qualitative assessment, the Company concluded that it was more likely than not that the fair value of this reporting unit substantially exceeded its carrying value and, therefore, further quantitative analysis was not required. For the other three reporting units, the Company elected to utilize the quantitative goodwill impairment testing process, as permitted in the accounting guidance, by comparing the estimated fair value of the reporting units to their carrying values. As of April 1, 2022, the impairment testing resulted in implied fair values of our reporting units that exceeded the reporting unit's carrying value, including goodwill. The range of fair value in excess of carrying value, including goodwill, of the reporting units was 57% to 308%. The Company did not have any reporting units with zero or negative carrying amounts.

The goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future discounted cash flows, determining appropriate discount rates and other assumptions, including assumptions about secular economic and market conditions, such as increases in interest rates, the potential continuing effects of the COVID-19 pandemic, impacts to the supply chain and higher inflation. We use internal discounted cash flow models to estimate fair value. These cash flow estimates are derived from historical experience, third-party end market data, and future long-term business plans and include assumptions of future sales growth, gross margin, operating margin, terminal growth rate, and the application of an appropriate discount rate. Changes in these estimates and assumptions could materially affect the determination of fair value and/or goodwill impairment for each reporting unit. We corroborate the values determined from our discounted cash flow models by reconciling the sum of the estimated fair values of each reporting unit to our market capitalization at the testing date, including consideration of a control premium. We have not recorded any goodwill impairments since the initial adoption of the accounting guidance in 2002.

The identification and measurement of impairment of indefinite-lived intangible assets involves either an assessment of qualitative factors to determine whether events or circumstances indicate that it is more-likely-than-not that an indefinite-lived intangible asset is impaired or a quantitative assessment whereby the estimated fair value of each indefinite-lived intangible asset is compared to its carrying value. If it is more-likely-than-not that the asset is impaired, the fair value of the indefinite lived intangibles will be determined using discounted cash flow estimates. If the carrying value of these assets exceeds the estimated fair value, the carrying value will be reduced to the estimated fair value. For the Company's annual impairment test as of April 1, 2022, the Company elected to utilize the quantitative impairment testing process as permitted in the accounting guidance. The fair value was determined utilizing an income approach (relief from royalty method). Significant judgment is required to estimate the fair value of the indefinite-lived intangible assets including assumptions for future revenues, discount rates, royalty rates, and other assumptions, including assumptions about secular economic and market conditions, such as the potential continuing effects of the COVID-19 pandemic. Significant changes in these estimates and assumptions could affect the determination of fair value and/or impairment for each indefinite-lived intangible asset. As of April 1, 2022, the impairment testing resulted in fair values for each indefinite-lived intangible asset that significantly exceeded the carrying values and there were no indefinite-lived intangible assets at risk of failing the quantitative impairment test. We did not record any impairments related to indefinite-lived intangible assets in 2022, 2021, or 2020.

Forward-Looking Statements

Some of the information included in this Management's Discussion and Analysis of Financial Condition and Results of Operations, and elsewhere in this Form 10-K, contain "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. These include statements about our expected capital resources, liquidity, financial performance, pension funding, and results of operations and are based on our reasonable current expectations. In addition, all statements regarding the expected financial impact of the integration of acquisitions and completion of certain divestitures, adoption of updated accounting standards and any expected effects of such adoption, restructuring plans and expected associated costs and benefits, intent to repurchase shares of common stock, and change in operating results, anticipated market conditions and productivity initiatives are forward looking. Forward-looking statements may be identified by the use of words, such as "believe", "expect", "anticipate", "intend", "depend", "should", "plan", "estimated", "predict", "could", "may", "subject to", "continues", "growing", "prospective", "forecast", "projected", "purport", "might", "if", "contemplate", "potential", "pending," "target", "goals", "scheduled", "will", "will likely be", and similar words and phrases. Discussions of strategies, plans or intentions often contain forward-looking statements. Important factors, among others, that could cause our actual results and future actions to differ materially from those described in forward-looking statements include, but are not limited to:

- The impact of inflation on our business and effectiveness of pricing actions we have taken to cover higher costs and protect our margin profile.
- General economic and business conditions in particular industries, markets or geographic regions, as well the potential for a significant economic slowdown, stagflation or economic recession.
- Effects of unfavorable foreign currency exchange rates and the potential use of hedging instruments to hedge the exposure to fluctuating rates of foreign currency exchange on inventory purchases.
- The lingering impact of the COVID-19 pandemic, including supply chain disruptions and availability, costs and quantity of raw materials, purchased components, energy and freight.
- The resurgence of the COVID-19 pandemic and its potential impact on global economic systems, our employees, sites, operations, and customers.
- Changes in demand for our products, market conditions, product quality, or product availability adversely affecting sales levels.
- Ability to effectively develop and introduce new products.
- Changes in markets or competition adversely affecting realization of price increases.
- Failure to achieve projected levels of efficiencies, cost savings and cost reduction measures, including those expected as a result of our lean initiatives and strategic sourcing plans.
- Impacts of trade tariffs, import quotas or other trade restrictions or measures taken by the U.S., U.K. and other countries, including the recent and potential changes in U.S. trade policies.
- Failure to comply with import and export laws.
- Changes relating to impairment of our goodwill and other intangible assets.
- Inability to access capital markets or failure to maintain our credit ratings.

- Changes in expected or future levels of operating cash flow, indebtedness and capital spending.
- General economic and business conditions in particular industries, markets or geographic regions, as well as inflationary trends.
- Regulatory issues, changes in tax laws including multijurisdictional implementation of the OECD's comprehensive base erosion and profit shifting plan, or changes in geographic profit mix affecting tax rates and availability of tax incentives.
- A major disruption in one or more of our manufacturing or distribution facilities or headquarters, including the impact of plant consolidations and relocations.
- Changes in our relationships with, or the financial condition or performance of, key distributors and other customers, agents or business partners which could adversely affect our results of operations.
- Impact of productivity improvements on lead times, quality and delivery of product.
- Anticipated future contributions and assumptions including increases in interest rates and changes in plan assets with respect to pensions and other retirement benefits, as well as pension withdrawal liabilities.
- Adjustments to product warranty accruals in response to claims incurred, historical experiences and known costs.
- Unexpected costs or charges, certain of which might be outside of our control.
- Changes in strategy due to economic conditions or other conditions outside of our control affecting anticipated future global product sourcing levels.
- Ability to carry out future acquisitions and strategic investments in our core businesses as well as the acquisition related costs.
- Ability to successfully execute, manage and integrate key acquisitions, mergers, and other transactions, such as the recent acquisition of PCX, Ripley Tools and REF, as well as the failure to realize expected synergies and benefits anticipated when we make an acquisition.
- The impact of certain divestitures, including the benefits and costs of the sale of the C&I Lighting business to GE Current, a Daintree Company.
- The ability to effectively implement Enterprise Resource Planning systems without disrupting operational and financial processes.
- The ability of government customers to meet their financial obligations.
- Political unrest and military actions in foreign countries, particularly the armed conflict in Ukraine, as well as the impact on world markets and energy supplies resulting therefrom.

- The impact of world economic and political issues, including the long-term effects of Brexit.
- The impact of potential natural disasters or additional public health emergencies on our financial condition and results of operations.
- Failure of information technology systems, security breaches, cyber threats, malware, phishing attacks, break-ins and similar events resulting in unauthorized disclosure of confidential information or disruptions or damage to information technology systems that could cause interruptions to our operations or adversely affect our internal control over financial reporting.
- Incurring significant and/or unexpected costs to avoid manage, defend and litigate intellectual property matters.
- Future repurchases of common stock under our common stock repurchase program.
- Changes in accounting principles, interpretations, or estimates.
- Failure to comply with any laws and regulations, including those related to data privacy and information security, environmental and conflict-free minerals.
- The outcome of environmental, legal and tax contingencies or costs compared to amounts provided for such contingencies, including contingencies or costs with respect to pension withdrawal liabilities.
- Improper conduct by any of our employees, agents or business partners that damages our reputation or subjects us to civil or criminal liability.
- Our ability to hire, retain and develop qualified personnel.
- Completion of the transition from LIBOR to a replacement alternative reference rate.
- Other factors described in our Securities and Exchange Commission filings, including the "Business", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Quantitative and Qualitative Disclosures about Market Risk" sections in the Company's Annual Report on Form 10-K for the year ended December 31, 2022.

Any such forward-looking statements are not guarantees of future performances and actual results, developments and business decisions may differ from those contemplated by such forward-looking statements. The Company disclaims any duty to update any forward-looking statement, all of which are expressly qualified by the foregoing, other than as required by law.

Item 7A   Quantitative and Qualitative Disclosures about Market Risk

In the operation of our business, we have various exposures to areas of risk related to factors within and outside the control of management. Significant areas of risk and our strategies to manage the exposure are discussed below.

In 2022, we manufactured and/or assembled products in the United States, Canada, Puerto Rico, Mexico, China, the UK, Brazil, Spain and Australia and sold products in those markets as well as through offices in Singapore, Italy, China, Mexico, and South Korea and countries in the Middle East. In 2022, Hubbell also participated in joint ventures in Hong Kong and the Philippines. As a percentage of the Company's total Net sales, shipments from foreign operations directly to third parties were 8% in 2022, 9% in 2021 and 9% in 2020, with the Canadian and UK operations representing approximately 32% and 31%, respectively, of 2022 total international Net sales. As such, our operating results could be affected by changes in foreign currency exchange rates or weak economic conditions in the foreign markets in which we sell our products. To manage this exposure, we closely monitor the working capital requirements of our international units and may enter into forward foreign exchange contracts.

Product purchases representing approximately 15% of our Net sales are sourced from unaffiliated suppliers located outside the United States, primarily in Mexico, China and other Asian countries, Europe, India and Brazil. Foreign sourcing of products may result in unexpected fluctuations in product cost or increased risk of business interruption due to lack of product or component availability due to any one of the following:

- Political or economic uncertainty in the source country
- Fluctuations in the rate of exchange between the U.S. dollar and the currencies of the source countries
- Changes in U.S. laws and policies governing foreign trade
- Increased logistical complexity including supply chain interruption or delay, port of departure or entry disruption and overall time to market
- Loss of proprietary information
- Product quality issues outside the control of the Company

We have developed plans that address many of these risks. Such actions include careful selection of products to be outsourced and the suppliers selected; ensuring multiple sources of supply; limiting concentrations of activity by port, broker, freight forwarder, etc.; processes related to quality control; and maintaining control over operations, technologies and manufacturing deemed to provide a competitive advantage. Many of our businesses have a dependency on certain basic raw materials needed to produce their products including steel, aluminum, brass, copper, bronze, zinc, nickel, plastics, phenols, elastomers and petrochemicals as well as purchased electrical and electronic components. Our financial results could be affected by the availability and changes in prices of these materials and components.

Certain of these materials are sourced from a limited number of suppliers. These materials are also key source materials for many other companies in our industry and within the universe of industrial manufacturers in general. As such, in periods of rising demand for these materials, we may experience both increased costs and/or limited supply. These conditions can potentially result in our inability to acquire these key materials on a timely basis to produce our products and satisfy our incoming sales orders. Similarly, the cost of these materials can rise suddenly and result in materially higher costs of producing our products. We believe we have adequate primary and secondary sources of supply for each of our key materials and that, in periods of rising prices, we expect to recover a majority of the increased cost in the form of higher selling prices. However, recoveries typically lag the effect of cost increases due to the nature of our markets.

Our financial results are subject to interest rate fluctuations to the extent there is a difference between the amount of our interest-earning assets and the amount of interest-bearing liabilities. The principal objectives of our investment management activities are to preserve capital while earning net investment income that is commensurate with acceptable levels of interest rate, default and liquidity risk taking into account our funding needs. As part of our investment management strategy, we may use derivative financial products such as interest rate hedges and interest rate swaps.

From time to time or when required, we issue commercial paper, which exposes us to changes in interest rates. Our cash position includes amounts denominated in foreign currencies. We manage our worldwide cash requirements by considering available funds held by our subsidiaries and the cost effectiveness with which these funds can be accessed.

As of December 31, 2022, the long-term debt outstanding related to the fixed-rate senior notes was $1,450.0 million. The senior notes are not exposed to interest rate risk as the bonds are at a fixed-rate until maturity.

We continually evaluate risk retention and insurance levels for product liability, property damage and other potential exposures to risk. We devote significant effort to maintaining and improving safety and internal control programs, which are intended to reduce our exposure to certain risks. We determine the level of insurance coverage and the likelihood of a loss and believe that the current levels of risk retention are consistent with those of comparable companies in the industries in which we operate. There can be no assurance that we will not incur losses beyond the limits of our insurance. However, our liquidity, financial position and profitability are not expected to be materially affected by the levels of risk retention that we accept.

The following table presents cost and weighted average interest rate information related to financial instruments that are sensitive to changes in interest rates, by maturity at December 31, 2022 (dollars in millions):

	2023	2024	2025	2026	2027	Thereafter	Total	Fair Value 12/31/22
ASSETS								
Available-for-sale investments	$ 14.4	$ 17.0	$ 10.2	$ 8.6	$ 2.3	$ 10.1	$ 62.6	$ 61.4
Avg. interest rate	4.38%	3.95%	3.73%	4.88%	4.57%	3.28%		
LIABILITIES								
Senior Notes	$ —	$ —	$ —	$ 400.0	$ 300.0	$ 750.0	$ 1,450.0	$ 1,306.5
Avg. interest rate	—	—	—	3.35%	3.15%	3.02%		

We use derivative financial instruments only if they are matched with a specific asset, liability, or proposed future transaction. We do not speculate or use leverage when trading a financial derivative product.

Item 8   Financial Statements and Supplementary Data

All other schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

Reports of Management

Report on Management's Responsibility for Financial Statements

Our management is responsible for the preparation, integrity and fair presentation of our published financial statements. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on informed judgments made by management.

We believe it is critical to provide investors and other users of our financial statements with information that is relevant, objective, understandable and timely, so that they can make informed decisions. As a result, we have established and maintain systems and practices and internal control processes designed to provide reasonable, but not absolute, assurance that transactions are properly executed and recorded and that our policies and procedures are carried out appropriately. Management strives to recruit, train and retain high quality people to ensure that controls are designed, implemented and maintained in a high-quality, reliable manner.

Our independent registered public accounting firm audited our financial statements and the effectiveness of our internal control over financial reporting in accordance with standards established by the Public Company Accounting Oversight Board (United States). Their report appears on the next page within this Annual Report on Form 10-K.

Our Board of Directors normally meets at least eight times per year to provide oversight, to review corporate strategies and operations, and to assess management's conduct of the business. The Board of Directors also schedules additional meetings on an as needed basis. The Audit Committee of our Board of Directors is composed of at least three individuals all of whom must be "independent" under current New York Stock Exchange listing standards and regulations adopted by the SEC under the federal securities laws. The Audit Committee meets regularly with our internal auditors and independent registered public accounting firm, as well as, management to review, among other matters, accounting, auditing, internal controls and financial reporting issues and practices. Both the internal auditors and independent registered public accounting firm have full, unlimited access to the Audit Committee.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate systems of internal control over financial reporting as defined by Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2022.

During the year ended December 31, 2022, the Company acquired PCX Holdings LLC, Ripley Tools, LLC and Nooks Hill Road, LLC, and REF Automation Limited and REF Alabama Inc. for an aggregate purchase price of $177.1 million. Because the Company has not yet fully incorporated the internal controls and procedures of the acquired entities into the Company's internal control over financial reporting, management excluded these businesses from its assessment of the effectiveness of internal control over financial reporting as of December 31, 2022. These entities accounted for 2% of the Company's total assets excluding intangibles and goodwill as of December 31, 2022 and less than 1% of the Company's net sales for the year then ended December 31, 2022.

In making this assessment, management used the criteria set forth in Internal Control-Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management concluded that our internal control over financial reporting was effective at a reasonable assurance level as of December 31, 2022.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm as stated in their report which is included below within this Annual Report on Form 10-K.

/s/ GERBEN W. BAKKER

Gerben W. Bakker

Chairman of the Board, President and Chief Executive Officer

/s/ WILLIAM R. SPERRY

William R. Sperry

Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Hubbell Incorporated

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Hubbell Incorporated and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes and schedule of valuation and qualifying accounts for each of the three years in the period ended December 31, 2022 appearing under Item 15 (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 8. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Annual Report on Internal Control over Financial Reporting, management has excluded PCX Holdings LLC, Ripley Tools, LLC and Nooks Hill Road, LLC, and REF Automation Limited and REF Alabama Inc. from its assessment of internal control over financial reporting as of December 31, 2022 because they were acquired by the Company in a purchase business combination during 2022. We have also excluded PCX Holdings LLC, Ripley Tools, LLC and Nooks Hill Road, LLC, and REF Automation Limited and REF Alabama Inc. from our audit of internal control over financial reporting. PCX Holdings LLC, Ripley Tools, LLC and Nooks Hill Road, LLC, and REF Automation Limited and REF Alabama Inc. are wholly-owned subsidiaries whose total assets and total revenues excluded from management's assessment and our audit of internal control over financial reporting represent 2% and 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2022.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessments - One of the Reporting Units Subject to a Quantitative Assessment

As described in Notes 1 and 7 to the consolidated financial statements, the Company's consolidated goodwill balance was $1,970.5 million as of December 31, 2022. Goodwill represents purchase price in excess of fair values of the underlying net assets of acquired companies. Goodwill is subject to annual impairment testing. Management performs its goodwill impairment testing as of April 1st of each year, unless circumstances dictate the need for more frequent assessments. On January 1, 2022, the Company reorganized certain businesses within the Electrical Solutions segment to simplify the organization structure and align the organization to better serve their customers. As a result of the change in reporting units, management performed an interim goodwill impairment assessment prior to the change, for reporting units within the Electrical Solutions segment. As disclosed by management, management also completed its annual goodwill impairment assessment as of April 1, 2022. For three of its reporting units, management elected to utilize the quantitative goodwill impairment testing process, as permitted in the accounting guidance, by comparing the estimated fair value of the Company's reporting units to their carrying values for both assessments. If the estimated fair value of the reporting unit exceeds its carrying value, no impairment exists. Goodwill impairment testing requires judgment by management, including the identification of

reporting units, assigning assets and liabilities to reporting units and determining the fair value of each reporting unit. Management uses internal discounted cash flow models to estimate fair value. Significant judgments required by management to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions, including assumptions about secular economic and market conditions, such as the potential continuing effects of the COVID-19 pandemic, impacts to the supply chain and higher inflation. These cash flow estimates are derived from historical experience, third party end market data, and future long-term business plans and include assumptions of future sales growth, gross margin, operating margin, terminal growth rate and the application of an appropriate discount rate.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment for one of the reporting units subject to a quantitative assessment is a critical audit matter are (i) the significant judgment by management when estimating the fair value of the reporting unit and (ii) the high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to future sales growth, gross margin, and operating expenses.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's quantitative goodwill impairment assessment, including controls over the estimation of the fair value of the reporting unit. These procedures also included, among others, (i) testing management's process for estimating the fair value of the reporting unit; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of the underlying data used in the model; and (iv) evaluating the reasonableness of significant assumptions used by management related to future sales growth, gross margin, and operating expenses. Evaluating management's assumptions related to the future sales growth, gross margin, and operating expenses involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit; (ii) the consistency with industry and third party data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit.

/s/ PricewaterhouseCoopers LLP

Hartford, Connecticut
February 9, 2023

We have served as the Company's auditor since at least 1961. We have not been able to determine the specific year we began serving as auditor of the Company.

Consolidated Statement of Income

(in millions, except per share amounts)		Year Ended December 31,				
		2022		2021		2020
Net sales	$	**4,947.9**	$	**4,194.1**	$	**3,682.5**
Cost of goods sold		3,476.3		3,042.6		2,596.7
Gross profit		**1,471.6**		**1,151.5**		**1,085.8**
Selling & administrative expenses		762.5		619.2		591.3
Operating income		**709.1**		**532.3**		**494.5**
Loss on disposition of business (Note 4)		—		(6.9)		—
Loss on extinguishment of debt (Note 13)		—		(16.8)		—
Pension charge (Note 12)		(7.0)		—		(7.6)
Interest expense, net		(49.6)		(54.7)		(60.1)
Other income (expense), net		4.5		5.4		(2.3)
Total other expense		**(52.1)**		**(73.0)**		**(70.0)**
Income from continuing operations before income taxes		**657.0**		**459.3**		**424.5**
Provision for income taxes		140.2		88.2		89.8
Net income from continuing operations		**516.8**		**371.1**		**334.7**
Less: Net income from continuing operations attributable to noncontrolling interest		(5.5)		(6.1)		(4.7)
NET INCOME FROM CONTINUING OPERATIONS ATTRIBUTABLE TO HUBBELL INCORPORATED		**511.3**		**365.0**		**330.0**
Income from discontinued operations, net of tax (Note 2)		34.6		34.5		21.2
Net income attributable to Hubbell Incorporated	$	**545.9**	$	**399.5**	$	**351.2**
Earnings per share						
Basic earnings per share from continuing operations	$	9.49	$	6.70	$	6.07
Basic earnings per share from discontinued operations	$	0.64	$	0.63	$	0.39
Basic earnings per share	$	10.13	$	7.33	$	6.46
Diluted earnings per share from continuing operations	$	9.43	$	6.66	$	6.04
Diluted earnings per share from discontinued operations	$	0.64	$	0.62	$	0.39
Diluted earnings per share	$	10.07	$	7.28	$	6.43

See notes to consolidated financial statements.

Consolidated Statement of Comprehensive Income

(in millions)		Year Ended December 31,				
		2022		**2021**		**2020**
Net income	$	551.4	$	405.6	$	355.9
Other comprehensive income (loss):						
Currency translation adjustment:						
Foreign currency translation adjustments		(27.9)		(11.5)		12.3
Reclassification of currency translation gains included in net income		0.5		—		—
Defined benefit pension and post-retirement plans, net of taxes of $(4.8), $(3.2) and $2.9		14.2		9.2		(8.8)
Unrealized gain (loss) on investments, net of taxes of $0.4, $0.1 and $(0.1)		(1.4)		(0.4)		0.4
Unrealized gains (losses) on cash flow hedges, net of taxes of $(0.1), $(0.4) and $0.5		0.2		1.1		(0.2)
Other comprehensive (loss) income		**(14.4)**		**(1.6)**		**3.7**
Comprehensive income		**537.0**		**404.0**		**359.6**
Less: Comprehensive income attributable to noncontrolling interest		5.5		6.1		4.7
COMPREHENSIVE INCOME ATTRIBUTABLE TO HUBBELL	$	**531.5**	$	**397.9**	$	**354.9**

See notes to consolidated financial statements.

Consolidated Balance Sheet

		At December 31,		
(in millions, except per share amounts)		**2022**		**2021**
ASSETS				
Current Assets				
Cash and cash equivalents	$	440.5	$	286.2
Short-term investments		14.3		9.4
Accounts receivable (net of allowances of $14.3 and $10.6)		741.6		675.3
Inventories, net		740.7		662.1
Other current assets		84.3		66.8
Assets held for sale - current		—		179.5
Total Current Assets		2,021.4		1,879.3
Property, Plant, and Equipment, net		**528.0**		**459.5**
Other Assets				
Investments		65.9		69.1
Goodwill		1,970.5		1,871.3
Other intangible assets, net		669.9		681.5
Other long-term assets		146.9		143.7
Assets held for sale - non-current		—		177.1
TOTAL ASSETS	**$**	**5,402.6**	**$**	**5,281.5**
LIABILITIES AND EQUITY				
Current Liabilities				
Short-term debt and current portion of long-term debt	$	4.7	$	9.7
Accounts payable		529.9		532.8
Accrued salaries, wages and employee benefits		144.2		94.7
Accrued insurance		75.6		73.3
Other accrued liabilities		334.1		263.4
Liabilities held for sale - current		—		91.3
Total Current Liabilities		1,088.5		1,065.2
Long-term Debt		**1,437.9**		**1,435.5**
Other Non-Current Liabilities		**505.6**		**521.3**
Liabilities held for sale - non-current		—		18.8
TOTAL LIABILITIES	**$**	**3,032.0**	**$**	**3,040.8**
Commitments and Contingencies (see Note 16)				
Hubbell Incorporated Shareholders' Equity				
Common stock, par value $0.01				
Common stock - Authorized 200,000,000 shares, outstanding 53,689,539 and 54,518,047 shares	$	0.6	$	0.6
Additional paid-in capital		—		—
Retained earnings		2,705.5		2,560.0
Accumulated other comprehensive loss		(345.2)		(330.8)
Total Hubbell Incorporated Shareholders' Equity		2,360.9		2,229.8
Noncontrolling interest		9.7		10.9
TOTAL EQUITY		**2,370.6**		**2,240.7**
TOTAL LIABILITIES AND EQUITY	**$**	**5,402.6**	**$**	**5,281.5**

See notes to consolidated financial statements.

Consolidated Statement of Cash Flows

(in millions)		Year Ended December 31,		
		2022	2021	2020
Cash Flows from Operating Activities of Continuing Operations				
Net income from continuing operations	$	516.8	$ 371.1	$ 334.7
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities, net of acquisitions:				
Depreciation and amortization		148.5	149.1	144.5
Deferred income taxes		(27.8)	9.2	1.4
Stock-based compensation		24.5	17.5	21.9
Provision for bad debt expense		7.4	1.3	6.7
Loss on disposition of business		—	6.9	—
Loss on extinguishment of debt		—	16.8	—
Pension charge		7.0	—	7.6
Loss (gain) on sale of assets		3.5	(4.7)	0.2
Changes in assets and liabilities, net of acquisitions:				
(Increase) decrease in accounts receivable		(74.2)	(124.8)	41.7
(Increase) decrease in inventories		(66.5)	(138.9)	45.8
(Decrease) increase in accounts payable		(15.3)	195.1	20.7
Increase (decrease) in current liabilities		108.3	27.6	(26.9)
Changes in other assets and liabilities, net		13.2	(14.9)	19.2
Contributions to qualified defined benefit pension plans		(12.5)	(0.1)	(23.2)
Other, net		3.3	2.5	8.6
NET CASH PROVIDED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS		**636.2**	**513.7**	**602.9**
Cash Flows from Investing Activities of Continuing Operations				
Capital expenditures		(129.3)	(90.2)	(82.8)
Acquisitions, net of cash acquired		(177.1)	0.1	(239.6)
Proceeds from disposal of business, net of cash		332.8	8.5	—
Purchases of available-for-sale investments		(33.7)	(11.4)	(35.1)
Proceeds from sales of available-for-sale investments		23.0	11.5	28.9
Other, net		2.4	9.4	5.3
NET CASH PROVIDED (USED) IN INVESTING ACTIVITIES FROM CONTINUING OPERATIONS		**18.1**	**(72.1)**	**(323.3)**
Cash Flows from Financing Activities of Continuing Operations				
Issuance of long-term debt		—	298.7	225.0
Payment of long-term debt		—	(300.0)	(331.3)
Issuance of short-term debt		—	8.1	125.5
Payment of short-term debt		(4.8)	(151.6)	(3.6)
Payment of dividends		(229.6)	(216.9)	(201.4)
Make whole payment for retirement of long-term debt		—	(16.0)	—
Debt issuance cost		—	(4.5)	—
Acquisition of common shares		(182.0)	(11.2)	(41.3)
Other		(20.7)	(39.6)	(17.1)

(in millions)	Year Ended December 31,		
	2022	**2021**	**2020**
NET CASH USED IN FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	**(437.1)**	**(433.0)**	**(244.2)**
Discontinued Operations:			
Cash (used) provided by operating activities	(53.0)	30.1	45.1
Cash used by investing activities	(1.7)	(5.7)	(5.5)
Cash (used) provided by discontinued operations	(54.7)	24.4	39.6
Effect of foreign currency exchange rate changes on cash and cash equivalents	(8.8)	(3.0)	2.6
Increase in cash, cash equivalents, and restricted cash	**153.7**	**30.0**	**77.6**
Cash and cash equivalents, beginning of year	286.2	258.6	179.8
Cash and cash equivalents within assets held for sale, beginning of year	0.7	1.0	2.2
Restricted cash, included in other assets, beginning of year	2.7	—	—
Less: Restricted cash, included in Other Assets	2.8	2.7	—
Less: Cash and cash equivalents within assets held for sale, end of year	—	0.7	1.0
Cash and cash equivalents, end of year	$ 440.5	$ 286.2	$ 258.6

See notes to consolidated financial statements.

Consolidated Statement of Changes in Equity

(in millions, except per share amounts)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Hubbell Shareholders' Equity	Non-controlling interest
BALANCE AT DECEMBER 31, 2019	$ 0.6	$ —	$ 2,279.4	$ (332.9)	$ 1,947.1	$ 13.4
Net income	—	—	351.2	—	351.2	4.7
Other comprehensive (loss) income	—	—	—	3.7	3.7	—
Stock-based compensation	—	23.9	—	—	23.9	—
Acquisition/surrender of common shares[1]	—	(17.8)	(34.1)	—	(51.9)	—
Cash dividends declared ($3.71 per share)	—	—	(201.8)	—	(201.8)	—
Dividends to noncontrolling interest	—	—	—	—	—	(2.7)
Directors deferred compensation	—	(1.2)	—	—	(1.2)	—
Cumulative effect from adoption of CECL accounting standard	—	—	(1.0)	—	(1.0)	—
BALANCE AT DECEMBER 31, 2020	$ 0.6	$ 4.9	$ 2,393.7	$ (329.2)	$ 2,070.0	$ 15.4
Net income	—	—	399.5	—	399.5	6.1
Other comprehensive (loss) income	—	—	—	(1.6)	(1.6)	—
Stock-based compensation	—	18.6	—	—	18.6	—
Acquisition/surrender of common shares[1]	—	(24.2)	(15.8)	—	(40.0)	—
Cash dividends declared ($3.99 per share)	—	—	(217.4)	—	(217.4)	—
Dividends to noncontrolling interest	—	—	—	—	—	(10.6)
Directors deferred compensation	—	0.7	—	—	0.7	—
BALANCE AT DECEMBER 31, 2021	$ 0.6	$ —	$ 2,560.0	$ (330.8)	$ 2,229.8	$ 10.9
Net income	—	—	545.9	—	545.9	5.5
Other comprehensive (loss) income	—	—	—	(14.4)	(14.4)	—
Stock-based compensation	—	24.5	—	—	24.5	—
Acquisition/surrender of common shares[1]	—	(23.1)	(170.5)	—	(193.6)	—
Cash dividends declared ($4.27 per share)	—	—	(229.9)	—	(229.9)	—
Dividends to noncontrolling interest	—	—	—	—	—	(6.7)
Directors deferred compensation	—	(1.4)	—	—	(1.4)	—
BALANCE AT DECEMBER 31, 2022	$ 0.6	$ —	$ 2,705.5	$ (345.2)	$ 2,360.9	$ 9.7

See notes to consolidated financial statements.

(1) For accounting purposes, the Company treats repurchased shares as constructively retired when acquired and accordingly charges the purchase price against Common Stock par value, Additional paid-in capital, to the extent available, and Retained earnings. The change in Retained earnings of $170.5 million, $15.8 million and $34.1 million in 2022, 2021 and 2020, respectively, reflects this accounting treatment.

Notes to Consolidated Financial Statements

NOTE 1   Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

On February 1, 2022, the Company completed the sale of the Commercial and Industrial Lighting business (the "C&I Lighting business") to GE Current, a Daintree Company, for total net cash consideration of $332.8 million. The C&I Lighting business had sales of $509.4 million in 2021 as part of the Electrical Solutions segment and designs, manufactures, and sells LED lighting and control solutions for commercial and industrial customers. As a result of the agreement, the C&I Lighting business met the criteria set forth in ASC 205-20 to be presented as a discontinued operation. The C&I Lighting business' results of operations and the related cash flows have been presented as income from discontinued operations in the Consolidated Statements of Income and cash flows from discontinued operations in the Consolidated Statements of Cash Flows, respectively, for all periods presented. See Note 2, Discontinued Operations, to the Consolidated Financial Statements for further information.

Principles of Consolidation

The Consolidated Financial Statements include all wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated. The Company participates in two joint ventures that have been consolidated in accordance with the consolidation accounting guidance. An analysis is performed to determine which reporting entity, if any, has a controlling financial interest in a variable interest entity ("VIE") with a primarily qualitative analysis. The qualitative analysis is based on identifying the party that has both the power to direct the activities that most significantly impact the VIE's economic performance (the "power criterion") and the obligation to absorb losses from or the right to receive benefits of the VIE that could potentially be significant to the VIE (the "losses/benefit criterion"). The party that meets both these criteria is deemed to have a controlling financial interest. The party with the controlling financial interest is considered to be the primary beneficiary and as a result is required to consolidate the VIE. The Company has a 50% interest in a joint venture in Hong Kong, established as Hubbell Asia Limited ("HAL"). The principal objective of HAL is to manage the operations of its wholly-owned manufacturing company in China. Under the accounting guidance, the Company is the primary beneficiary of HAL and as a result consolidates HAL.

This determination is based on the fact that HAL's sole business purpose is to manufacture product exclusively for the Company (the power criterion) and the Company is financially responsible for ensuring HAL maintains a fixed operating margin (the losses/benefit criterion). The consolidation of HAL is not material to the Company's consolidated financial statements.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts in the Consolidated Financial Statements and accompanying Notes to Consolidated Financial Statements. Actual results could differ from the estimates that are used.

Impact of the COVID-19 Pandemic

During March 2020, a global pandemic was declared by the World Health Organization related to the rapidly growing outbreak of a novel strain of coronavirus (COVID-19). The pandemic has had, and may continue to have, a significant effect on global economic conditions. U.S. Federal, state, local, and foreign governments have reacted to the public health crisis with mitigation measures, creating significant uncertainties in the U.S. and global economies. The extent to which the coronavirus pandemic will continue to affect our business, operations, supply chains, and our financial results will depend on numerous evolving factors that we may not be able to accurately predict and which may cause the actual results to differ from the estimates and assumptions we are required to make in the preparation of financial statements according to GAAP.

Assets and Liabilities Held for Sale

The Company classifies assets and liabilities (disposal groups) to be sold as held for sale in the period in which all of the following criteria are met: management, having the authority to approve the action, commits to a plan to sell the disposal group; the disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such disposal groups; an active program to locate a buyer and other actions required to complete the plan to sell the disposal group have been initiated; the sale of the disposal group is probable, and transfer of the disposal group is expected to qualify for recognition as a completed sale within one year, except if events or circumstances beyond the Company's control extend the period of time required to sell the disposal group beyond one year; the disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

The Company initially measures a disposal group that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Conversely, gains are not recognized on the sale of a disposal group until the date of sale. The Company assesses the fair value of a disposal group, less any costs to sell, each reporting period it remains classified as held for sale and reports any subsequent changes as an adjustment to the carrying value of the disposal group, as long as the new carrying value does not exceed the carrying value of the disposal group at the time it was initially classified as held for sale.

Upon determining that a disposal group meets the criteria to be classified as held for sale, the Company reports the assets and liabilities of the disposal group, if material, in the line items assets held for sale and liabilities held for sale in the consolidated statements of financial position. Refer to Note 2, "Discontinued Operations," of the notes to Consolidated Financial Statements for further information. In conjunction with the C&I Lighting Business being classified as held for sale, depreciation and amortization ceased.

Revenue Recognition

The Company recognizes revenue when performance obligations identified under the terms of contracts with its customers are satisfied, which generally occurs, for products, upon the transfer of control in accordance with the contractual terms and conditions of the sale. The majority of the Company's revenue associated with products is recognized at a point in time when the product is shipped to the customer, with a relatively small amount of transactions in the Utility Solutions segment recognized upon delivery of the product at the contractually specified destination. Revenue from service contracts and post-shipment performance obligations is approximately two percent of total annual consolidated net revenue and those service contracts and post-shipment obligations are primarily within the Utility Solutions segment. Revenue from service contracts and post-shipment performance obligations is recognized when or as those obligations are satisfied. The Company primarily offers assurance-type standard warranties that do not represent separate performance obligations and on occasion will separately offer and price extended warranties that are separate performance obligations for which the associated revenue is recognized over-time based on the extended warranty period. The Company records amounts billed to customers for reimbursement of shipping and handling costs within revenue. Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as fulfillment costs and are included in cost of goods sold. Sales taxes and other usage-based taxes are excluded from revenue.

Within the Electrical Solutions segment, certain businesses require a portion of the transaction price to be paid in advance of transfer of control. Advance payments are not considered a significant financing component as they are received less than one year before the related performance obligations are satisfied. In addition, in the Utility Solutions segment, certain businesses offer annual maintenance service contracts that require payment at the beginning of the contract period. These payments are treated as a contract liability and are classified in Other accrued liabilities in the Consolidated Balance Sheet. Once control transfers to the customer and the Company meets the revenue recognition criteria, the deferred revenue is recognized in the Consolidated Statement of Income. The deferred revenue relating to the annual maintenance service contracts is recognized in the Consolidated Statement of Income on a straight line basis over the expected term of the contract.

The Company has certain arrangements that require us to estimate at the time of sale the amounts of variable consideration that should not be recorded as revenue as certain amounts are not expected to be collected from customers, as well as an estimate of the value of the product to be returned. The Company principally relies on historical experience, specific customer agreements and anticipated future trends to estimate these amounts at the time of shipment and to reduce the transaction price. These arrangements include sales discounts and allowances based on sales volumes, specific programs and special pricing allowances, and returned goods, as are customary in the electrical products industry. Customer returns have historically been approximately 1% of gross sales.

Shipping and Handling Costs

The Company records shipping and handling costs as part of Cost of goods sold in the Consolidated Statement of Income.

Foreign Currency Translation

The assets and liabilities of international subsidiaries are translated to U.S. dollars at exchange rates in effect at the end of the year, and income and expense items are translated at average exchange rates in effect during the year. The effects of exchange rate fluctuations on the translated amounts of foreign currency assets and liabilities are included as translation adjustments in Accumulated other comprehensive loss within Hubbell shareholders' equity. Gains and losses from foreign currency transactions are included in results of operations.

Cash and Cash Equivalents

The carrying value of cash equivalents approximates fair value. Cash equivalents consist of highly liquid investments with original maturities to the Company of three months or less.

Investments

Investments in debt and equity securities are classified by individual security as available-for-sale, held-to-maturity or trading securities. Our available-for-sale securities, consisting of municipal bonds, are carried on the balance sheet at fair value with current period adjustments to carrying value recorded in Accumulated other comprehensive loss within Hubbell shareholders' equity, net of tax. Realized gains and losses are recorded in income in the period of sale. The Company's trading securities are carried on the balance sheet at fair value and consist primarily of debt and equity mutual funds. Gains and losses associated with these trading securities are reflected in the results of operations. The Company did not have any investments classified as held-to-maturity as of December 31, 2022 and 2021.

Accounts Receivable and Allowances

Trade accounts receivable are recorded at the invoiced amount and generally do not bear interest. The allowance for doubtful accounts is based on an estimated amount of probable credit losses in existing accounts receivable. The allowance is calculated based upon a combination of historical write-off experience, fixed percentages applied to aging categories and specific identification based upon a review of past due balances and problem accounts. Account balances are charged off against the allowance when it is determined that internal collection efforts should no longer be pursued. The Company also maintains a reserve for credit memos and cash discounts which are principally calculated based upon historical experience, specific customer agreements, as well as anticipated future trends.

Inventories

Inventories are stated at the lower of cost or market value. Approximately 60% of total net inventory value is determined utilizing the last-in, first-out (LIFO) method of inventory accounting. The cost of foreign inventories and certain domestic inventories is determined utilizing average cost or first-in, first-out (FIFO) methods of inventory accounting. Reserves for excess and obsolete inventory are provided based on current assessments about future demand compared to on-hand quantities.

Property, Plant, and Equipment

Property, plant, and equipment values are stated at cost less accumulated depreciation. Maintenance and repair expenditures that do not significantly increase the life of an asset are charged to expense when incurred. Property, plant, and equipment placed in service prior to January 1, 1999 are depreciated over their estimated useful lives, principally, using accelerated methods. Assets placed in service subsequent to January 1, 1999 are depreciated over their estimated useful lives, using straight-line methods. Leasehold improvements are amortized over the shorter of their economic lives or the lease term. Gains and losses arising on the disposal of property, plant and equipment are included in Operating income in the Consolidated Statement of Income.

Capitalized Computer Software Costs

Capitalized computer software costs, net of amortization, were $7.0 million and $10.8 million at December 31, 2022 and 2021, respectively. This balance is reflected in Other long-term assets in the Consolidated Balance Sheet. Capitalized computer software is for internal use and costs primarily consist of purchased materials, external services and salary costs for personnel dedicated to the projects. Software is amortized on a straight-line basis over appropriate periods, generally between three and five years. The Company recorded amortization expense of $6.6 million in 2022, $9.6 million in 2021 and $10.0 million in 2020 relating to capitalized computer software.

Goodwill and Other Intangible Assets

Goodwill represents purchase price in excess of fair values of the underlying net assets of acquired companies. Indefinite-lived intangible assets and goodwill are subject to annual impairment testing using the specific guidance and criteria described in the accounting guidance. The Company performs its goodwill impairment testing as of April 1st of each year, unless circumstances dictate the need for more frequent assessments. The accounting guidance provides entities an option of performing a qualitative assessment (a "step-zero" test) before performing a quantitative analysis. If the entity determines, on the basis of certain qualitative factors, that it is more-likely-than-not that the goodwill is not impaired, the entity would not need to proceed to quantitative goodwill impairment testing process as prescribed in the guidance. The Company applied the "step-zero" test to one of its four reporting units. Based on that qualitative assessment, the Company concluded it was more-likely-than-not that the fair value of this reporting unit exceeded its carrying value and therefore, further quantitative analysis was not required. For the other three reporting units the Company has elected to utilize the quantitative goodwill impairment testing process as permitted in the accounting guidance, by comparing the estimated fair value of the Company's reporting units to their carrying values. If the fair value of the reporting unit exceeds its carrying value, no impairment exists.

Goodwill impairment testing requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future discounted cash flows, determining appropriate discount rates and other assumptions, including assumptions about secular economic and market conditions, such as the potential continuing effects of the COVID-19 pandemic, impacts to the supply chain and higher inflation. We use internal discounted cash flow models to estimate fair value. These cash flow estimates are derived from historical experience, third party end market data, and future long-term business plans and include assumptions on future sales growth, gross margin, operating margin, terminal growth rate, and the application of an appropriate discount rate. Changes in these estimates and assumptions could affect the determination of fair value and/or goodwill impairment for each reporting unit. The Company believes that its estimated aggregate fair value of its reporting units is reasonable when compared to the Company's market capitalization on the valuation date.

On January 1, 2022, we internally reorganized certain businesses within our Electrical Solutions segment to simplify the organization structure and align the organization to better serve our customers. This change had no impact to our reportable segments. As a result of the change in reporting units, the Company performed an interim goodwill impairment assessment prior to the change, for the reporting units within the Electrical Solutions segment. Because the changes did not affect the Utility Solutions segment, no interim goodwill impairment assessment was required for that segment.

As of April 1, 2022, the impairment testing resulted in implied fair values of our reporting units that exceeded the reporting unit's carrying value, including goodwill. The range of fair value in excess of carrying value, including goodwill, of the reporting units was 57% to 308%. Additionally, the Company did not have any reporting units with zero or negative carrying amounts. The Company has not recorded any goodwill impairments since the initial adoption of the accounting guidance in 2002.

The Company's intangible assets consist primarily of customer relationships, tradenames, developed technology and patents. Intangible assets with definite lives are amortized over periods generally ranging from 5-30 years. The Company amortizes intangible assets with definite lives using either an accelerated method that reflects the pattern in which economic benefits of the intangible assets are consumed and results in higher amortization in the earlier years of the assets' useful life, or using a straight line method. Approximately 80% of the gross value of definite-lived intangible assets follow an accelerated amortization method. These definite lived intangibles are tested for impairment whenever events or circumstances indicate that the carrying amount of an asset (asset group) may not be recoverable. An impairment loss is recognized when the carrying amount of an asset exceeds the estimated undiscounted cash flows used in determining the fair value of the asset. The Company did not record any material impairments related to its definite lived intangible assets in 2022, 2021 or 2020. The Company also has some tradenames that are considered to be indefinite-lived intangible assets. These indefinite-lived intangible assets are not amortized and are tested for impairment annually, unless circumstances dictate the need for more frequent assessment.

The identification and measurement of impairment of indefinite-lived intangible assets involves either an assessment of qualitative factors to determine whether events or circumstances indicate that it is more-likely-than-not that an indefinite-lived intangible asset is impaired or a quantitative assessment whereby the estimated fair value of each indefinite-lived intangible asset is compared to its carrying value. If it is more-likely-than-not that the asset is impaired, the fair value of the indefinite lived intangibles will be determined using discounted cash flow estimates. If the carrying value of these assets exceeds the estimated fair value, the carrying value will be reduced to the estimated fair value. For the Company's annual impairment test as of April 1, 2022, the Company elected to utilize the quantitative impairment testing process as permitted in the accounting guidance. The fair value was determined utilizing an income approach (relief from royalty method). Significant judgment is required to estimate the fair value of the indefinite-lived intangible assets including assumptions for future revenues, discount rates, royalty rates, and other assumptions, including assumptions about secular economic and market conditions, such as the potential continuing effects of the COVID-19 pandemic. Significant changes in these estimates and assumptions could affect the determination of fair value and/or impairment for each indefinite-lived intangible asset. As of April 1, 2022, the impairment testing resulted in fair values for each indefinite-lived intangible asset that significantly exceeded the carrying values and there were no indefinite-lived intangible assets at risk of failing the quantitative impairment test. The Company did not record any impairments related to indefinite-lived intangible assets in 2022, 2021 and 2020.

Other Long-Lived Assets

The Company reviews depreciable long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. If such a change in circumstances occurs, the related estimated future undiscounted cash flows expected to result from the use of the asset group and its eventual disposition is compared to the carrying amount. If the sum of the expected cash flows is less than the carrying amount, an impairment charge is recorded. The impairment charge is measured as the amount by which the carrying amount exceeds the fair value of the asset. The fair value of impaired assets is determined using expected cash flow estimates, quoted market prices when available and appraisals as appropriate. The Company did not record any material impairment charges in 2022, 2021 or 2020.

Leases

We determine if an arrangement is a lease at inception. Operating leases are included as ROU assets within other long-term assets, other accrued liabilities, and other non-current liabilities in our Consolidated Balance Sheets. Finance leases are included in property, plant, and equipment, net, other accrued liabilities, and other non-current liabilities. The Company's finance leases are immaterial.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. We use an implicit rate when readily determinable. For leases existing as of January 1, 2019, we have elected to use the remaining lease term as of the adoption date in determining the incremental borrowing rate. Our determination of the lease term may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option.

We have lease agreements with lease and non-lease components, which are generally accounted for separately. Additionally, for our vehicle leases, we apply a portfolio approach regarding the assumed lease term.

Accrued Insurance

The Company retains a significant portion of the risks associated with workers' compensation, medical, automobile and general liability insurance. The Company estimates self-insurance liabilities using a number of factors, including historical claims experience, demographic factors, and other actuarial assumptions. The accrued liabilities associated with these programs are based on the Company's estimate of the ultimate costs to settle known claims as well as claims incurred but not reported as of the balance sheet date. The Company periodically reviews the assumptions with a third party actuary to determine the adequacy of these self-insurance reserves.

Accrued Warranty

The Company offers product warranties which cover defects on most of its products. These warranties primarily apply to products that are properly installed, maintained and used for their intended purpose. The Company accrues estimated warranty costs at the time of sale. Estimated warranty expenses, recorded in cost of goods sold, are based upon historical information such as past experience, product failure rates, or the estimated number of units to be repaired or replaced. Adjustments are made to the product warranty accrual as claims are incurred, additional information becomes known or as historical experience indicates.

Income Taxes

The Company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions. The IRS and other tax authorities routinely examine the Company's tax returns. These audits can involve complex issues which may require an extended period of time to resolve. The Company makes adequate provisions for best estimates of exposures on previously filed tax returns. Deferred income taxes are recognized for the tax consequence of differences between financial statement carrying amounts and the tax basis of assets and liabilities by applying the currently enacted statutory tax rates in accordance with the accounting guidance for income taxes. The effect of a change in statutory tax rates is recognized in the period that includes the enactment date. Additionally, deferred tax assets are required to be reduced by a valuation allowance if it is more-likely-than-not that a portion or all of the deferred tax asset will not be realized. The Company uses factors to assess the likelihood of realization of deferred tax assets such as the forecast of future taxable income and available tax planning that could be implemented to realize the deferred tax assets.

In addition, the accounting guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of the tax position taken or expected to be taken in a tax return. For any amount of benefit to be recognized, it must be determined that it is more-likely-than-not that a tax position will be sustained upon examination by taxing authorities based on the technical merits of the position. The amount of benefit to be recognized is based on the Company's assertion of the most likely outcome resulting from an examination, including resolution of any related appeals or litigation processes. Companies are required to reflect only those tax positions that are more-likely-than-not to be sustained. See Note 14 — Income Taxes for additional information.

Research and Development

Research and development expenditures represent costs to discover and/or apply new knowledge in developing a new product, process, or in bringing about a significant improvement to an existing product or process. Research and development expenses are recorded as a component of Cost of goods sold. Expenses for research and development were approximately 2% of Net Sales in each of 2022 and 2021 and 3% in 2020.

Government Assistance

We have adopted Accounting Standards Update ("ASU") 2021-10, Government Assistance (Topic 832) Disclosures by Business Entities about Government Assistance, which requires footnote disclosure of assistance received from government entities. We record amounts received from government entities as a reduction of the associated expense. Amounts received related to depreciable assets are recognized as a reduction to depreciation expense. The total impact of government assistance was not material to the Company in 2022, and prior periods presented.

Retirement Benefits

The Company maintains various defined benefit pension plans for some of its U.S. and foreign employees. The accounting guidance for retirement benefits requires the Company to recognize the funded status of its defined benefit pension and postretirement plans as an asset or liability in the Consolidated Balance Sheet. Gains or losses, prior service costs or credits, and transition assets or obligations that have not yet been included in net periodic benefit cost as of the end of the year are recognized as components of Accumulated other comprehensive loss, net of tax, within Hubbell shareholders' equity. The Company's policy is to fund pension costs within the ranges prescribed by applicable regulations. In addition to providing defined benefit pension benefits, the Company provides health care and life insurance benefits for some of its active and retired employees. The Company's policy is to fund these benefits through insurance premiums or as actual expenditures are made. See also Note 12 — Retirement Benefits.

Earnings Per Share

Restricted stock granted by the Company is considered a participating security since it contains a non-forfeitable right to dividends. As a result, the earnings per share accounting guidance requires the Company to use the two-class method for calculating earnings per share. The two-class method is an earnings allocation formula that determines earnings per share for common stock and participating securities. Basic earnings per share is calculated as net income available to common shareholders divided by the weighted average number of shares of common stock outstanding. Earnings per diluted share is calculated as net income available to common shareholders divided by the weighted average number of shares outstanding of common stock plus the incremental shares outstanding assuming the exercise of dilutive stock options, stock appreciation rights and performance shares. See also Note 19 — Earnings Per Share.

Stock-Based Compensation

The Company recognizes the grant-date fair value of all stock-based awards on a straight-line basis over their respective requisite service periods (generally equal to an award's vesting period). A stock-based award is considered vested for expense attribution purposes when the retention of the award is no longer contingent on providing subsequent service. Accordingly, the Company generally recognizes compensation cost immediately for awards granted to retirement-eligible individuals or over the period from the grant date to the date retirement eligibility is achieved, if less than the stated vesting period. The expense is recorded in Cost of goods sold and S&A expense in the Consolidated Statement of Income based on the recipients' respective functions within the organization.

The Company records deferred tax assets for awards that will result in deductions on its tax returns, based upon the amount of compensation cost recognized and the statutory tax rate in the jurisdiction in which it will receive a deduction. See also Note 18 — Stock-Based Compensation.

Recently Issued Accounting Pronouncements

In March 2020, the FASB issued ASU No. 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting", which provides optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments are effective for all entities beginning on March 12, 2020 through December 31, 2022. The Company may elect to apply the amendments prospectively through December 31, 2022.

In December 2022, the FASB issued ASU No. 2022-06 Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, which extends the temporary accounting rules under Topic 848 to December 31, 2024. The Company is currently assessing the impact of adopting this standard on its financial statements and the timing of adoption.

NOTE 2   Discontinued Operations

On February 1, 2022, the Company completed the sale of the C&I Lighting business to GE Current, a Daintree Company, for total net cash consideration of $332.8 million. We have concluded the divestiture of this business represents a strategic shift that will have a major effect on our operations and financial results, and as a result, is reported as a discontinued operation in our Consolidated Financial Statements for all periods presented. The assets and liabilities of this business are also presented as held for sale in the Consolidated Balance Sheets for the year ended December 31, 2021. The C&I Lighting business was previously included in the Electrical Solutions segment.

Under the terms of the transaction, Hubbell and the buyer entered into a transition services agreement ("TSA"), pursuant to which the Company provides certain administrative and operational services for a period of 12 months or less. Furthermore, we entered into a short-term supply agreement whereby the Company acts as a supplier of finished goods and component parts to the C&I Lighting business after the completion of the sale. Income from the TSA and supply agreement was $13.3 million for the year ended December 31, 2022 and was recorded in Other Income in the Consolidated Financial Statements.

The following table presents the summarized components of income from discontinued operations, net of income taxes, for the Commercial and Industrial Lighting business:

(in millions)		Year Ended December 31,				
		2022		2021		2020
Net sales	$	**29.1**	$	**509.4**	$	**503.5**
Cost of goods sold		27.8		403.4		385.6
Gross profit		**1.3**		**106.0**		**117.9**
Selling & administrative expenses		17.3		88.5		85.1
Operating (Loss) income		**(16.0)**		**17.5**		**32.8**
Gain on disposal of business		73.9		—		—
Other expense		(1.5)		(4.1)		(4.0)
Income from discontinued operations before income taxes		56.4		13.4		28.8
Provision (benefit) for income taxes		21.8		(21.1)		7.6
Income from discontinued operations, net of taxes	$	**34.6**	$	**34.5**	$	**21.2**

Income from discontinued operations, net of taxes for the year ended December 31, 2022 and December 31, 2021 includes pre-tax transaction and separation costs of $8.8 million and $7.0 million, respectively. The provision for income taxes on discontinued operations in 2022 includes a correction of $19 million of income tax expense recognized in the fourth quarter of 2022 that should have been recognized in the first quarter of 2022. The Company evaluated the materiality of the adjustment to prior-period financial statements and concluded the effect of the adjustment was immaterial. In addition, a one-time tax benefit of $25.1 million related to book-to-tax basis differences of the business was recorded in the year ended December 31, 2021.

The following table presents balance sheet information for assets and liabilities held for sale:

	At December 31,
(in millions)	2021
Cash and cash equivalents	$ 0.7
Accounts receivable	83.1
Inventories, net	89.8
Other current assets	5.9
Assets held for sale - current	**$ 179.5**
Property, Plant, and Equipment, net	77.7
Goodwill	50.2
Other Intangible assets, net	37.3
Other long-term assets	11.9
Assets held for sale - non-current	**$ 177.1**
Accounts payable	50.2
Accrued salaries, wages and employee benefits	8.5
Accrued insurance	3.9
Other accrued liabilities	28.7
Liabilities held for sale - current	**$ 91.3**
Other Non-Current Liabilities	18.8
Liabilities held for sale - non-current	**$ 18.8**

NOTE 3 Revenue

The Company recognizes revenue when performance obligations identified under the terms of contracts with its customers are satisfied, which generally occurs, for products, upon the transfer of control in accordance with the contractual terms and conditions of the sale. Approximately three-fourths of the Company's Net sales are to distributors who then sell directly into our end markets. Within the Utility Solutions segment, our businesses sell to distributors, with the majority of sales to the utility end markets and also directly into transmission and distribution utility markets. The majority of the Company's revenue associated with products is recognized at a point in time when the product is shipped to the customer, with a relatively small amount of transactions, primarily in the Utility Solutions segment, recognized upon delivery of the product at the destination. Revenue from service contracts and post-shipment performance obligations is recognized when or as those obligations are satisfied. The Company primarily offers assurance-type standard warranties that do not represent separate performance obligations and on occasion will separately offer and price extended warranties that are separate performance obligations for which the associated revenue is recognized over-time based on the extended warranty period. The Company records amounts billed to customers for reimbursement of shipping and handling costs within revenue. Shipping and handling costs associated with outbound freight after control over a product has transferred to a customer are accounted for as fulfillment costs and are included in cost of goods sold. Sales taxes and other usage-based taxes are excluded from revenue.

Within the Electrical Solutions segment, certain businesses require a portion of the transaction price to be paid in advance of transfer of control. Advance payments are not considered a significant financing component as they are received less than one year before the related performance obligations are satisfied. In addition, in the Utility Solutions segment, certain businesses offer annual maintenance service contracts that require payment at the beginning of the contract period. These payments are treated as a contract liability and are classified in Other accrued liabilities in the Consolidated Balance Sheets. Once control transfers to the customer and the Company meets the revenue recognition criteria, the deferred revenue is recognized in the Consolidated Statements of Income. The deferred revenue relating to the annual maintenance service contracts is recognized in the Consolidated Statements of Income on a straight-line basis over the expected term of the contract.

The following table presents disaggregated revenue by business group. On January 1, 2022, we internally reorganized certain businesses within our Electrical Solutions segment to simplify the organization structure and align the organization to better serve our customers. This change had no impact to our reportable segments. In conjunction with this change, prior period amounts have been reclassified to conform to the organizational changes within the Electrical Solutions segment.

	Twelve Months Ended December 31,		
(in millions)	2022	2021	2020
Net sales			
Utility T&D Components	$ 2,218.8	$ 1,679.8	$ 1,445.1
Utility Communications and Controls	652.3	654.6	634.3
Total Utility Solutions	**$ 2,871.1**	**$ 2,334.4**	**$ 2,079.4**
Electrical Products	902.4	809.6	663.9
Connection and Bonding	608.7	525.3	430.2
Industrial Controls	337.7	257.8	236.2
Retail and Builder	228.0	267.0	272.8
Total Electrical Solutions	**$ 2,076.8**	**$ 1,859.7**	**$ 1,603.1**
TOTAL	**$ 4,947.9**	**$ 4,194.1**	**$ 3,682.5**

The following table presents disaggregated third-party Net sales by geographic location (on a geographic basis, the Company defines "international" as operations based outside of the United States and its possessions):

	Twelve Months Ended December 31,		
(in millions)	2022	2021	2020
Net sales			
United States	$ 2,715.8	$ 2,204.9	$ 1,967.9
International	155.3	129.5	111.5
Total Utility Solutions	**$ 2,871.1**	**$ 2,334.4**	**$ 2,079.4**
United States	1,820.6	1,604.9	1,389.0
International	256.2	254.8	214.1
Total Electrical Solutions	**$ 2,076.8**	**$ 1,859.7**	**$ 1,603.1**
TOTAL	**$ 4,947.9**	**$ 4,194.1**	**$ 3,682.5**

Contract Balances

Our contract liabilities consist of advance payments for products as well as deferred revenue on service obligations and extended warranties. The current portion of deferred revenue is included in Other accrued liabilities and the non-current portion of deferred revenue is included in Other non-current liabilities in the Consolidated Balance Sheet.

Contract liabilities were $45.8 million as of December 31, 2022 compared to $16.7 million as of December 31, 2021. The $29.1 million increase in our contract liabilities balance was primarily due to a $21.8 million net increase in current year deferrals primarily due to timing of advance payments on certain orders and a $20.1 million increase due to acquisitions, partially offset by the recognition of $12.8 million in revenue related to amounts that were recorded in contract liabilities at January 1, 2022. The Company has an immaterial amount of contract assets relating to performance obligations satisfied prior to payment that is recorded in Other long-term assets in the Condensed Consolidated Balance Sheets. Impairment losses recognized on our receivables and contract assets were immaterial in the twelve months ended December 31, 2022. See Note 1 – Significant Accounting Policies in the Notes to Consolidated Financial Statements for additional information.

Unsatisfied Performance Obligations

The Company has elected the practical expedient to disclose only the value of unsatisfied performance obligations for contracts with an original expected length greater than one year. As of December 31, 2022, the Company had approximately $320 million of unsatisfied performance obligations for contracts with an original expected length of greater than one year, primarily relating to long-term contracts of the Aclara business (within the Utility Solutions segment) to deliver and install meters, metering communications and grid monitoring sensor technology. The Company expects that a majority of the unsatisfied performance obligations will be completed and recognized over the next 2 years.

NOTE 4   Business Acquisitions and Dispositions

2022 Acquisitions

In the third quarter of 2022, the Company acquired all of the issued and outstanding membership interests of PCX Holdings LLC ("PCX") for a cash purchase price of approximately $112.8 million, net of cash acquired. PCX is a leading designer and manufacturer of factory built modular power solutions for applications in the data center market. This business is reported in the Electrical Solutions segment. We have recognized intangible assets of $49.1 million and goodwill of $77.4 million as a result of this acquisition. The intangible assets of $49.1 million consist primarily of customer relationships, backlog and a tradename and will be amortized over a weighted average period of approximately 11 years. All of the goodwill is expected to be deductible for tax purposes.

In the third quarter of 2022, the Company also acquired all of the issued and outstanding membership interests of Ripley Tools, LLC and Nooks Hill Road, LLC, collectively referred to as Ripley Tools, for a cash purchase price of approximately $50.1 million, net of cash acquired. Ripley Tools is a leading manufacturer of cable and fiber prep tools and test equipment that services both the utility and communications markets. This business is reported in the Utility Solutions segment. We have recognized intangible assets of $18.2 million and goodwill of $23.8 million as a result of this acquisition. The intangible assets of $18.2 million consist primarily of customer relationships and a tradename, and will be amortized over a weighted average period of approximately 17 years. Substantially all of the goodwill is expected to be deductible for tax purposes.

In the fourth quarter of 2022, the Company also acquired all of the issued and outstanding equity interests of REF Automation Limited and REF Alabama Inc. (collectively "REF") for a cash purchase price of $14.1 million, net of cash acquired, subject to customary purchase price adjustments. REF designs and manufactures electrical power components utilizing high-volume precision machining, as well as custom fabricated structural products and assemblies for the OEM, industrial and renewables markets. This business is reported in the Electrical Solutions segments. We have recognized goodwill of $10.2 million as a result of the acquisition. None of the goodwill associated with this acquisition is expected to be deductible for tax purposes.

These business acquisitions have been accounted for as business combinations and have resulted in the recognition of goodwill. The goodwill relates to a number of factors implied in the purchase prices, including the future earnings and cash flow potential of the businesses as well as the complementary strategic fit and resulting synergies that such business acquisitions bring to the Company's existing operations.

Allocation of Consideration Transferred to Net Assets Acquired

The following table presents the determination of the fair value of identifiable assets acquired and liabilities assumed from the Company's 2022 acquisitions. Fair value estimates are based on a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions. The judgments used to determine the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact the Company's results of operations.

The following table summarizes the fair values of the assets acquired and liabilities assumed as of the respective date of acquisition for all transactions (in millions):

Tangible assets acquired	$	41.4
Intangible assets		67.3
Goodwill		111.4
Other liabilities assumed		(43.0)
TOTAL ESTIMATE OF CONSIDERATION TRANSFERRED, NET OF CASH ACQUIRED	**$**	**177.1**

The Consolidated Financial Statements include the results of operations of the acquired businesses from their respective dates of acquisition. Net sales and earnings related to these acquisitions for the year ended December 31, 2022 were not significant to the consolidated results. Pro forma information related to these acquisitions has not been included because the impact to the Company's consolidated results of operations was not material.

Dispositions

In June of 2021, the Company completed the sale of the Consumer Analytics Solutions business for $9.8 million. The Consumer Analytics Solutions business was part of Aclara and was previously included in the Utility Solutions segment. Upon disposition, the Consumer Analytics Solutions business had assets of $15.9 million, including definite-lived intangibles of $8.7 million (primarily customer relationships and developed technology), goodwill of $1.9 million and total liabilities of $1.5 million (primarily composed of deferred revenue). As a result of the sale of the Consumer Analytics Solutions business, we recognized a pre-tax loss of $6.9 million that is included in Total other expense in the Consolidated Statement of Income.

NOTE 5 Receivables and Allowances

Receivables consist of the following components at December 31, (in millions):

	2022	2021
Trade accounts receivable	$ 778.0	$ 695.7
Non-trade receivables	22.1	24.9
Accounts receivable, gross	800.1	720.6
Allowance for credit memos, returns and cash discounts	(44.2)	(34.7)
Allowance for doubtful accounts	(14.3)	(10.6)
Total allowances	(58.5)	(45.3)
ACCOUNTS RECEIVABLE, NET	$ 741.6	$ 675.3

NOTE 6 Inventories

Inventories are classified as follows at December 31, (in millions):

	2022	2021
Raw material	$ 302.8	$ 241.0
Work-in-process	161.7	129.4
Finished goods	463.2	428.6
Subtotal	927.7	799.0
Excess of FIFO over LIFO cost basis	(187.0)	(136.9)
INVENTORIES, NET	$ 740.7	$ 662.1

NOTE 7 Goodwill and Other Intangible Assets

Changes in the carrying amounts of goodwill for the years ended December 31, 2022 and 2021, by segment, were as follows (in millions):

	Segment		
	Utility Solutions	Electrical Solutions	Total
BALANCE AT DECEMBER 31, 2020	$ 1,259.4	$ 613.7	$ 1,873.1
Prior year acquisitions[1]	6.6	—	6.6
Dispositions[1]	(1.9)	—	(1.9)
Foreign currency translation	(5.3)	(1.2)	(6.5)
BALANCE AT DECEMBER 31, 2021	$ 1,258.8	$ 612.5	$ 1,871.3
Current year acquisitions[1]	23.8	87.6	111.4
Foreign currency translation	(6.7)	(5.5)	(12.2)
BALANCE AT DECEMBER 31, 2022	$ 1,275.9	$ 694.6	$ 1,970.5

(1) Refer to Note 4 – Business Acquisitions and Dispositions for additional information.

In 2022, the Company completed multiple acquisitions. These acquisitions have been accounted for as business combinations and have resulted in the recognition of $111.4 million of goodwill. The Company has not recorded any material goodwill impairments since the initial adoption of the related accounting guidance in 2002.

Identifiable intangible assets are recorded in Other intangible assets, net in the Consolidated Balance Sheet. Identifiable intangible assets are comprised of the following (in millions):

	December 31, 2022		December 31, 2021	
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Definite-lived:				
Patents, tradenames and trademarks	$ 187.9	$ (75.7)	$ 181.3	$ (67.6)
Customer relationships, developed technology and other	955.3	(437.8)	901.2	(374.0)
TOTAL DEFINITE-LIVED INTANGIBLES	**1,143.2**	**(513.5)**	**1,082.5**	**(441.6)**
Indefinite-lived:				
Tradenames and other	40.2	—	40.6	—
TOTAL OTHER INTANGIBLE ASSETS	**$ 1,183.4**	**$ (513.5)**	**$ 1,123.1**	**$ (441.6)**

Amortization expense associated with these definite-lived intangible assets was $75.7 million, $75.7 million and $72.1 million in 2022, 2021 and 2020, respectively. Amortization expense associated with these intangible assets is expected to be $71.2 million in 2023, $66.0 million in 2024, $63.6 million in 2025, $60.0 million in 2026 and $54.5 million in 2027. The Company amortizes intangible assets with definite lives using either an accelerated method that reflects the pattern in which economic benefits of the intangible assets are consumed and results in higher amortization in the earlier years of the assets' useful life, or using a straight line method. Approximately 80% of the gross value of definite-lived intangible assets follow an accelerated amortization method.

NOTE 8   Investments

At December 31, 2022 and December 31, 2021, the Company held investments classified as available-for-sale and investments classified as trading securities. Investments classified as available-for-sale consisted of municipal bonds with an amortized cost basis of $62.6 million as of December 31, 2022. Investments classified as trading securities were composed primarily of debt and equity mutual funds and are stated at fair market value based on current quotes.

The following table sets forth selected data with respect to the Company's investments at December 31, (in millions):

	2022					2021				
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Carrying Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Carrying Value
Available-for-sale securities	$ 62.6	$ 0.1	$ (1.3)	$ 61.4	$ 61.4	$ 53.3	$ 0.8	$ (0.1)	$ 54.0	$ 54.0
Trading securities	10.2	8.6	—	18.8	18.8	12.2	12.3	—	24.5	24.5
TOTAL INVESTMENTS	**$ 72.8**	**$ 8.7**	**$ (1.3)**	**$ 80.2**	**$ 80.2**	**$ 65.5**	**$ 13.1**	**$ (0.1)**	**$ 78.5**	**$ 78.5**

Contractual maturities of our investments in available-for-sale securities at December 31, 2022 were as follows (in millions):

	Amortized Cost	Fair Value
Available-for-sale securities		
Due within 1 year	$ 14.4	$ 14.3
After 1 year but within 5 years	38.0	37.4
After 5 years but within 10 years	—	—
Due after 10 years	10.2	9.7
TOTAL	**$ 62.6**	**$ 61.4**

The total unrealized gain/(loss) recognized in the year relating to available-for-sale securities, net of tax, was $(1.4) million and $(0.4) million for the year ended December 31, 2022 and 2021, respectively. These net unrealized gains/(losses) are included in Accumulated other comprehensive loss, net of tax. Net unrealized gains relating to trading securities have been reflected in the results of operations. The Company uses the specific identification method when identifying the cost basis used to calculate the gain or loss on these securities. Gains and losses for both available-for-sale and trading securities were not material in 2022, 2021 and 2020.

At December 31, 2022 and December 31, 2021, the Company had $61.4 million and $54.0 million, respectively, of available-for-sale municipal debt securities. These investments had an amortized cost of $62.6 million and $53.3 million, respectively. No allowance for credit losses related to our available-for-sale debt securities was recorded for the twelve months ended December 31, 2022. As of December 31, 2022 and December 31, 2021 the unrealized losses attributable to our available-for-sale debt securities was $1.3 million and $0.1 million, respectively, at each period end. The fair value of available-for-sale debt securities with unrealized losses was $53.7 million at December 31, 2022 and $12.2 million at December 31, 2021.

NOTE 9   Property, Plant, and Equipment

Property, plant, and equipment, carried at cost, is summarized as follows at December 31, (in millions):

	2022	2021
Land	$ 29.8	$ 28.1
Buildings and improvements	212.1	209.7
Machinery, tools, and equipment	905.7	846.6
Construction-in-progress	99.0	69.5
Gross property, plant, and equipment	1,246.6	1,153.9
Less accumulated depreciation	(718.6)	(694.4)
PROPERTY, PLANT, AND EQUIPMENT, NET	**$ 528.0**	**$ 459.5**

Depreciable lives on buildings range between 20-45 years. Depreciable lives on machinery, tools, and equipment range between 3-15 years. The Company recorded depreciation expense of $63.4 million, $61.7 million and $61.7 million for 2022, 2021 and 2020, respectively.

NOTE 10 Other Accrued Liabilities

Other accrued liabilities consist of the following at December 31, (in millions):

	2022	2021
Customer program incentives	$ 87.8	$ 67.3
Accrued income taxes	4.5	4.8
Contract liabilities - deferred revenue	45.8	16.7
Customer refund liability	14.8	16.7
Accrued warranties[1]	20.2	36.7
Current operating lease liabilities	30.5	27.1
Other	130.5	94.1
TOTAL	**$ 334.1**	**$ 263.4**

(1) Refer to Note 22 – Guarantees for additional information regarding warranties.

NOTE 11 Other Non-Current Liabilities

Other non-current liabilities consists of the following at December 31, (in millions):

	2022	2021
Pensions	$ 155.3	$ 189.8
Other post-employment benefits	14.3	17.0
Deferred tax liabilities	113.8	114.7
Accrued warranties long-term[1]	26.0	29.4
Non-current operating lease liabilities	84.9	58.3
Other	111.3	112.1
TOTAL	**$ 505.6**	**$ 521.3**

(1) Refer to Note 22 – Guarantees for additional information regarding warranties.

NOTE 12 Retirement Benefits

The Company has funded and unfunded non-contributory U.S. and foreign defined benefit pension plans. Benefits under these plans are generally provided based on either years of service and final average pay or a specified dollar amount per year of service. The U.S. defined benefit pension plan has been closed to new participants since 2004, while the Canadian and UK defined benefit pension plans have been closed to new entrants since 2006 and 2007, respectively. These U.S., Canadian and UK employees are eligible instead for defined contribution plans.

The Company also has a number of health care and life insurance benefit plans covering eligible employees who reached retirement age while working for the Company. These benefits have been discontinued for substantially all future retirees. The Company anticipates future cost-sharing charges for its discontinued plans that are consistent with past practices. The Company uses a December 31 measurement date for all of its plans.

In 2020 and 2022, the Company recognized a settlement loss in continuing operations relating to retirees that elected to receive lump-sum distributions from the Company's defined benefit pension plans of $7.6 million and $7.0 million, respectively. This charge was the result of lump-sum payments which exceeded the threshold for settlement accounting under U.S. GAAP in each year.

In 2019, the Company approved amendments to one of its domestic qualified defined benefit pension plans, which froze service accruals for nearly all active participants within the plan effective January 1, 2020. As a result of the amendment, the Company recognized a $0.3 million curtailment charge, net of tax. Effective January 1, 2020, the amortization of unrecognized gains and losses of all of the Company's qualified defined benefit pension plans is recognized over the remaining life expectancy of participants, as nearly all participants are considered inactive as a result of plan amendments.

The Company's U.S. defined benefit pension plans were approximately 90% of the $670.8 million total pension benefit obligations at December 31, 2022.

The following table sets forth the reconciliation of beginning and ending balances of the benefit obligations and the plan assets for the Company's defined benefit pension and other benefit plans at December 31, (in millions):

	Pension Benefits		Other Benefits	
	2022	2021	2022	2021
Change in benefit obligation				
Benefit obligation at beginning of year	$ 937.7	$ 994.2	$ 18.9	$ 23.2
Service cost	0.9	1.0	—	—
Interest cost	28.0	23.8	0.5	0.6
Plan participants' contributions	—	—	—	—
Amendments	—	3.6	—	—
Actuarial loss/(gain)	(214.2)	(22.0)	(2.2)	(4.2)
Curtailment gain	—	—	—	—
Settlements	(22.5)	(0.1)	—	—
Currency impact	(10.5)	(0.9)	—	—
Other	(0.5)	(0.3)	—	—
Benefits paid	(48.1)	(61.6)	(1.3)	(0.7)
Benefit obligation at end of year	$ 670.8	$ 937.7	$ 15.9	$ 18.9
Change in plan assets				
Fair value of plan assets at beginning of year	$ 765.6	$ 805.1	$ —	$ —
Actual return on plan assets	(186.6)	15.6	—	—
Employer contributions	19.8	7.9	1.3	0.7
Plan participants' contributions	—	—	—	—
Settlements	(22.5)	(0.1)	—	—
Currency impact	(12.8)	(1.3)	—	—
Benefits paid	(48.1)	(61.6)	(1.3)	(0.7)
Fair value of plan assets at end of year	$ 515.4	$ 765.6	$ —	$ —
FUNDED STATUS	$ (155.4)	$ (172.1)	$ (15.9)	$ (18.9)
Amounts recognized in the consolidated balance sheet consist of:				
Prepaid pensions (included in Other long-term assets)	$ 6.8	$ 24.8	$ —	$ —
Accrued benefit liability (short-term and long-term)	(162.2)	(196.9)	(15.9)	(18.9)
NET AMOUNT RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET	$ (155.4)	$ (172.1)	$ (15.9)	$ (18.9)
Amounts recognized in Accumulated other comprehensive loss (income) consist of:				
Net actuarial loss (gain)	$ 244.4	$ 263.1	$ (5.5)	$ (3.4)
Prior service cost (credit)	6.3	6.9	—	—
NET AMOUNT RECOGNIZED IN ACCUMULATED OTHER COMPREHENSIVE LOSS	$ 250.7	$ 270.0	$ (5.5)	$ (3.4)

The accumulated benefit obligation for all defined benefit pension plans was $670.8 million and $937.7 million at December 31, 2022 and 2021, respectively. Information with respect to plans with accumulated benefit obligations in excess of plan assets is as follows, (in millions):

	2022	2021
Projected benefit obligation	$ 468.0	$ 817.7
Accumulated benefit obligation	$ 468.0	$ 817.7
Fair value of plan assets	$ 305.8	$ 620.7

The following table sets forth the components of pension and other benefit costs for the years ended December 31, (in millions):

	Pension Benefits			Other Benefits		
	2022	2021	2020	2022	2021	2020
Components of net periodic benefit cost:						
Service cost	$ 0.9	$ 1.0	$ 1.2	$ —	$ —	$ —
Interest cost	28.0	23.8	28.0	0.5	0.6	0.7
Expected return on plan assets	(30.8)	(36.5)	(33.9)	—	—	—
Amortization of prior service cost (credit)	0.4	0.2	0.2	—	—	(0.4)
Amortization of actuarial losses (gains)	10.8	10.8	9.8	(0.2)	(0.1)	(0.1)
Curtailment and settlement losses	8.8	—	7.5	—	—	—
Net periodic benefit cost	$ 18.1	$ (0.7)	$ 12.8	$ 0.3	$ 0.5	$ 0.2
Changes recognized in other comprehensive loss (income), before tax:						
Current year net actuarial loss (gain)	$ 2.6	$ (1.4)	$ 28.6	$ (2.2)	$ (4.1)	$ 0.1
Current year prior service credit	—	3.6	—	—	—	—
Amortization of prior service (cost) credit	(0.4)	(0.2)	(0.2)	—	—	0.4
Amortization of net actuarial (losses) gains	(10.8)	(10.8)	(9.8)	0.2	0.1	0.1
Currency impact	(2.0)	(0.2)	0.1	—	—	—
Settlement adjustment	(8.8)	—	(7.6)	—	—	—
Curtailment adjustments	—	—	0.1	—	—	—
Total recognized in other comprehensive loss	(19.4)	(9.0)	11.2	(2.0)	(4.0)	0.6
TOTAL RECOGNIZED IN NET PERIODIC PENSION COST AND OTHER COMPREHENSIVE LOSS	$ (1.3)	$ (9.7)	$ 24.0	$ (1.7)	$ (3.5)	$ 0.8

During 2022, the Company recognized $7.0 million of settlement losses in continuing operations and $1.8 million of settlement losses in discontinued operations. Those settlement losses are the result of lump-sum distributions from the Company's defined benefit pension plans which exceeded the threshold for settlement accounting under U.S. GAAP for the year.

The Company also maintains four primary defined contribution pension plans. The total cost of the Company's defined contribution plans was $25.8 million in 2022, $23.3 million in 2021 and $21.0 million in 2020, excluding the employer match for the 401(k) plan. This cost is not included in the above net periodic benefit cost for the defined benefit pension plans.

In 2020, 2021 and 2022 the Company participated in one multi-employer defined benefit pension plan. The Company's total contributions while participating in this plan was $0.2 million in each of these years.

The risks of participating in multi-employer plans are different from single-employer plans in that assets contributed are pooled and may be used to provide benefits to employees of other participating employers. If a participating employer stops contributing to the plan, the unfunded obligations of the plan may have to be assumed by the remaining participant employers. If we choose to stop participating in a multi-employer plan we may be required to pay those plans a withdrawal liability based on the unfunded status of the plan.

Assumptions

The following assumptions were used to determine the projected benefit obligations at the measurement date and the net periodic benefit cost for the year:

	Pension Benefits			Other Benefits		
	2022	**2021**	**2020**	**2022**	**2021**	**2020**
Weighted-average assumptions used to determine benefit obligations at December 31,						
Discount rate	5.46%	2.79%	2.47%	5.50%	2.90%	2.50%
Rate of compensation increase	0.08%	0.08%	0.24%	3.93%	3.87%	3.99%
Weighted-average assumptions used to determine net periodic benefit cost for years ended December 31,						
Discount rate	2.79%	2.47%	3.17%	2.90%	2.50%	3.30%
Expected return on plan assets	4.59%	4.66%	4.69%	N/A	N/A	N/A
Rate of compensation increase	0.08%	0.24%	2.94%	3.87%	3.99%	4.00%

At the end of each year, the Company determines the appropriate expected return on assets for each plan based upon its strategic asset allocation (see discussion below). In making this determination, the Company utilizes expected returns for each asset class based upon current market conditions and expected risk premiums for each asset class.

The Company also determines the discount rate to be used to calculate the present value of pension plan liabilities at the end of each year. The discount rate for the Company's U.S. and Canadian pension plans is determined by matching the expected cash flows associated with its benefit obligations to the expected cash flows of a hypothetical portfolio of high quality, fixed income debt instruments with maturities that closely match the expected funding period of its pension liabilities. As of December 31, 2022, the Company used a discount rate of 5.50% for its U.S. pension plans compared to a discount rate of 2.90% used in 2021. For its Canadian pension plan, the Company used a discount rate of 5.01% as of December 31, 2022 compared to a 2.98% discount rate used in 2021.

For its UK pension plan the discount rate was derived using a full yield curve and uses plan specific cash flows. The derived discount rate is the single discount rate equivalent to discounting these liability cash flows at the term-dependent spot rate of AA corporate bonds. This methodology resulted in a December 31, 2022 discount rate for the UK pension plan of 5.00% as compared to a discount rate of 1.80% used in 2021.

In 2020 we used the Pri-2012 mortality table to calculate the present value of our pension plan liabilities and adopted the MP-2020 projection scale, and in 2021 and 2022 we used the Pri-2012 mortality table and adopted the MP-2021 projection scale The Pri-2012 mortality table with adjustment for collar as appropriate and generational projection from 2012 using Scale MP-2021 was chosen as the best estimate based on the observed and anticipated experience of the plans after considering alternative tables. These changes did not have a material impact to the projected benefit obligation of our U.S. plans upon remeasurement.

The rate of compensation increase assumption reflects the Company's actual experience and best estimate of future increases.

The assumed health care cost trend rates used to determine the projected postretirement benefit obligation are as follows:

	Other Benefits		
	2022	**2021**	**2020**
Assumed health care cost trend rates at December 31,			
Health care cost trend assumed for next year	7.0%	6.2%	6.4%
Rate to which the cost trend is assumed to decline	5.0%	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2031	2028	2028

Plan Assets

The Company's combined targeted 2023 weighted average asset allocation for domestic and foreign pension plans and the actual weighted average asset allocation for domestic and foreign pension plans at December 31, 2022 and 2021 by asset category are as follows:

| | Percentage of Plan Assets | | |
| | Target | Actual | |
Asset Category	2023	2022	2021
Equity securities	32%	23%	22%
Debt securities & Cash	68%	77%	77%
Alternative Investments	—%	—%	1%
TOTAL	**100%**	**100%**	**100%**

At the end of each year, the Company estimates the expected long-term rate of return on pension plan assets based on the strategic asset allocation for its plans. In making this determination, the Company utilizes expected rates of return for each asset class based upon current market conditions and expected risk premiums for each asset class. The Company has written investment policies and asset allocation guidelines for its domestic and foreign pension plans. In establishing these policies, the Company has considered that its various pension plans are a major retirement vehicle for most plan participants and has acted to discharge its fiduciary responsibilities with regard to the plans solely in the interest of such participants and their beneficiaries. The goal underlying the establishment of the investment policies is to provide that pension assets shall be invested in a prudent manner and so that, together with the expected contributions to the plans, the funds will be sufficient to meet the obligations of the plans as they become due.

To achieve this result, the Company conducts a periodic strategic asset allocation study to form a basis for the allocation of pension assets between various asset categories. Specific policy benchmark percentages are assigned to each asset category with minimum and maximum ranges established for each. The assets are then tactically managed within these ranges. Derivative investments include futures contracts used by the plan to adjust the level of its investments within an asset allocation category. The actual and target percentages reported in the preceding table reflect the economic exposure to each asset category, including the impact of derivative positions. All futures contracts are 100% supported by cash or cash equivalent investments. At no time may derivatives be utilized to leverage the asset portfolio. At December 31, 2022 and 2021, there were no holdings of Company stock in pension plan assets.

The Company's other post-employment benefits are unfunded; therefore, no asset information is reported.

The fair value of the Company's pension plan assets at December 31, 2022 and 2021, by asset category are as follows (in millions):

Asset Category	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Quoted Prices in Active Market for Similar Asset (Level 2)	Significant Unobservable Inputs (Level 3)	Investments Priced Using Net Asset Value
Cash and cash equivalents	$ 9.8	$ 3.5	$ 6.3	$ —	$ —
Equity securities:					
Equity Mutual Funds	21.5	21.5	—	—	—
Common Pooled Equity Funds[a]	84.5	—	84.5	—	—
Fixed Income Securities:					
U.S. Treasuries	47.2	—	47.2	—	—
State and Local Municipal Bonds	6.4	—	6.4	—	—
Sovereign Debt	4.9	—	4.9	—	—
Corporate Bonds[b]	105.5	—	105.5	—	—
Fixed Income Mutual Funds	41.8	41.8	—	—	—
Common Pooled Fixed Income Funds[c]	174.2	—	148.7	—	25.5
Alternative Investment Funds[d]	2.1	—	—	—	2.1
Common Pooled Funds[e]	17.5	0.4	17.1	—	—
BALANCE AT DECEMBER 31, 2022	**$ 515.4**	**$ 67.2**	**$ 420.6**	**$ —**	**$ 27.6**

Asset Category	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Quoted Prices in Active Market for Similar Asset (Level 2)	Significant Unobservable Inputs (Level 3)	Investments Priced Using Net Asset Value
Cash and cash equivalents	$ 8.9	$ 8.9	$ —	$ —	$ —
Equity securities:					
Equity Mutual Funds	31.7	31.7	—	—	—
Common Pooled Equity Funds[a]	123.3	—	123.3	—	—
Fixed Income Securities:					
U.S. Treasuries	55.0	—	55.0	—	—
State and Local Municipal Bonds	6.2	—	6.2	—	—
Sovereign Debt	7.1	—	7.1	—	—
Corporate Bonds[b]	141.6	—	141.6	—	—
Fixed Income Mutual Funds	55.5	55.5	—	—	—
Common Pooled Fixed Income Funds[c]	306.3	—	275.2	—	31.1
Alternative Investment Funds[d]	7.1	—	—	—	7.1
Common Pooled Funds[e]	22.9	0.5	22.4	—	—
BALANCE AT DECEMBER 31, 2021	**$ 765.6**	**$ 96.6**	**$ 630.8**	**$ —**	**$ 38.2**

(a) Investments in Common Pooled Equity Funds, including funds and fund products investing in various equity securities.
(b) Includes primarily investment grade bonds from diverse industries.
(c) Investments in Common Pooled Fixed Income Funds, including funds and fund products investing in various fixed income investments.
(d) Includes investments in hedge funds, including fund of funds products and open-end mutual funds.
(e) Investments in Common Pooled Funds, consisting of equities and fixed income securities.

Investments priced using Net Asset Value ("NAV") within Alternative Investment Funds and Common Pooled Fixed Income Funds in the preceding tables consist of fund of fund products. These products invest in a number of investment funds managed by a diversified group of third-party investment managers who employ a variety of investment strategies, including relative value, security selection, distressed value, global macro, specialized credit and directional strategies. The objective of these funds is to achieve the desired capital appreciation or fixed income as applicable with lower volatility than either traditional equity or fixed income securities.

Contributions

In 2021, there were no contributions to the Company's U.S. qualified plans required by the Pension Protection Act of 2006. The Company contributed $10.0 million and $2.5 million to its U.S. and foreign qualified plans, respectively, in 2022. The Company entered into a settlement agreement with a multi-employer pension plan in December of 2019 and, pursuant to that agreement, made a $6.0 million cash payment in 2020, and $5.0 million cash payment in 2021, according to the terms of that settlement agreement.

Estimated Future Benefit Payments

The following domestic and foreign benefit payments, which reflect future service, as appropriate, are expected to be paid as follows (in millions):

	Pension Benefits	Other Benefits
2023	$ 53.4	$ 1.7
2024	$ 53.6	$ 1.6
2025	$ 53.8	$ 1.6
2026	$ 53.9	$ 1.5
2027	$ 53.2	$ 1.4
2028-2031	$ 255.0	$ 6.0

NOTE 13 Debt

The following table sets forth the Company's long-term debt at December 31, (in millions):

	Maturity	2022	2021
Senior notes at 3.35%	2026	$ 397.9	$ 397.2
Senior notes at 3.15%	2027	297.5	297.0
Senior notes at 3.50%	2028	446.2	445.5
Senior notes at 2.300%	2031	296.3	295.8
TOTAL LONG-TERM DEBT(a)		**$ 1,437.9**	**$ 1,435.5**

(a) Long-term debt is presented net of debt issuance costs and unamortized discounts.

On March 12, 2021, the Company, as borrower, and its subsidiaries Hubbell Power Holdings S.à r.l. and Harvey Hubbell Holdings S.à r.l., each as a subsidiary borrower (collectively, the "Subsidiary Borrowers"), entered into a new five-year credit agreement with a syndicate of lenders and JPMorgan Chase, N.A., as administrative agent, that provides a $750 million committed revolving credit facility (the "2021 Credit Facility"). Commitments under the 2021 Credit Facility may be increased to an aggregate amount not to exceed $1.25 billion. The 2021 Credit Facility includes a $50 million sub-limit for the issuance of letters of credit. The sum of the dollar amount of loans and letters of credits to the Subsidiary Borrowers under the 2021 Credit Facility may not exceed $75 million.

The interest rate applicable to borrowings under the 2021 Credit Facility is either (i) the alternate base rate (as defined in the Revolving Credit Agreement) or (ii) the adjusted LIBOR rate (as defined in the 2021 Credit Facility) plus, in the case of this clause (ii), an applicable margin based on the Company's credit ratings. All revolving loans outstanding under the 2021 Credit Facility will be due and payable on March 12, 2026.

The 2021 Credit Facility contains a financial covenant requiring that, as of the last day of each fiscal quarter, the ratio of total indebtedness to total capitalization shall not be greater than 65%. The Company was in compliance with this covenant as of December 31, 2022. As of December 31, 2022 and December 31, 2021, the 2021 Credit Facility was undrawn.

In connection with entry into the 2021 Credit Facility, the Company terminated all commitments under the existing credit facility dated as of January 31, 2018.

On March 12, 2021, the Company completed a public offering of $300 million aggregate principal amount of its 2.300% Senior Notes due 2031 (the "2031 Notes"). The net proceeds from the offering were approximately $295.5 million after deducting the underwriting discount and estimated offering expenses payable by the Company. The Company used the net proceeds from the offering of the 2031 Notes, together with cash on hand, to redeem in full all of the Company's outstanding 3.625% Senior Notes due 2022 in an aggregate principal amount of $300 million, which had a stated maturity date of November 15, 2022 (the "2022 Notes"), and to pay any premium and accrued interest in respect thereof, which redemption was completed

on April 2, 2021. The redemption resulted in a $16.8 million loss on extinguishment of indebtedness that was recognized in the second quarter of 2021. The loss on extinguishment includes a cash premium of $16.0 million paid upon redemption in accordance with the terms of the 2022 Notes.

The 2031 Notes bear interest at a rate of 2.300% per annum from March 12, 2021. Interest on the 2031 Notes is payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2021. The 2031 Notes will mature on March 15, 2031.

The 2031 Notes are callable at any time with a make whole premium and are only subject to accelerated payment prior to maturity in the event of a default (including as a result of the Company's failure to meet certain non-financial covenants) under the indenture governing the notes or upon a change in control triggering event as defined in such indenture. The Company was in compliance with all non-financial covenants as of December 31, 2022.

In February 2018, the Company completed a public offering of $450 million of senior, unsecured, notes maturing in February 2028 and bearing interest at a fixed rate of 3.50% (the "2028 Notes"). Net proceeds from the issuance of the 2028 Notes were $442.6 million after deducting the discount on such notes and offering expenses paid by the Company. The 2028 Notes are callable at any time at specified prices and are only subject to accelerated payment prior to maturity upon customary events of a default under the indenture governing the 2028 Notes, as modified by the supplemental indenture creating such notes, or upon a change in control triggering event as defined in such indenture.

In August 2017, the Company completed a public debt offering of $300 million of long-term unsecured, unsubordinated notes maturing in August 2027 and bearing interest at a fixed rate of 3.15% (the "2027 Notes"). Net proceeds from the issuance were $294.6 million after deducting the discount on the notes and offering expenses paid by the Company.

In March 2016, the Company completed a public debt offering of $400 million of long-term unsecured, unsubordinated notes maturing in March 2026 and bearing interest at a fixed rate of 3.35% (the "2026 Notes"). Net proceeds from the issuance were $393.4 million after deducting the discount on the notes and offering expenses paid by the Company.

The 2026 Notes, 2027 Notes, 2028 Notes and 2031 Notes, are all fixed rate indebtedness, are callable at any time with a make whole premium and are only subject to accelerated payment prior to maturity in the event of a default (including as a result of the Company's failure to meet certain non-financial covenants) under the indenture governing the notes, as modified by the supplemental indentures creating such notes, or upon a change in control triggering event as defined in such indenture. The Company was in compliance with all non-financial covenants as of December 31, 2022.

At December 31, 2022 and 2021, the Company had no commercial paper borrowings outstanding and had $4.7 million and $9.7 million, respectively, of short-term debt outstanding composed of:

- $2.8 million at December 31, 2022 and $1.6 million at December 31, 2021, respectively, of borrowings to support our international operations in China as well as $1.9 million and $8.1 million of other short term debt at December 31, 2022 and December 31, 2021, respectively, to support operations.

Other information related to short-term debt at December 31, is summarized below:

	2022	2021
Weighted average interest rate on short-term debt:		
At year end	2.57%	2.98%

The Company also maintains other lines of credit that are primarily used to support the issuance of letters of credit. Interest rates and other terms of borrowing under these lines of credit vary from country to country, depending on local market conditions. At December 31, 2022 and 2021 these lines totaled $55.8 million and $30.0 million, respectively, of which $31.7 million and $23.2 million was utilized to support letters of credit and the remaining amount was unused. The annual commitment fees associated with these lines of credit are not material.

Interest and fees paid related to total indebtedness was $47.5 million, $65.6 million and $54.4 million in 2022, 2021 and 2020, respectively. The $65.6 million paid in 2021 includes $16.0 million related to the make whole payment for the extinguishment of the 2022 Notes.

NOTE 14 Income Taxes

The following table sets forth selected data with respect to the Company's income tax provisions of continuing operations for the years ended December 31, (in millions):

	2022	2021	2020
Income before income taxes:			
United States	$ 528.9	$ 347.5	$ 340.7
International	128.1	111.8	83.8
TOTAL INCOME BEFORE INCOME TAXES	**$ 657.0**	**$ 459.3**	**$ 424.5**
Provision for income taxes — current:			
Federal	$ 120.3	$ 43.3	$ 56.3
State	24.2	13.0	15.1
International	23.5	22.7	17.0
Total provision — current	168.0	79.0	88.4
Provision for income taxes — deferred:			
Federal	(26.2)	8.8	1.5
State	(3.9)	1.9	0.2
International	2.3	(1.5)	(0.3)
Total provision — deferred	(27.8)	9.2	1.4
TOTAL PROVISION FOR INCOME TAXES	**$ 140.2**	**$ 88.2**	**$ 89.8**

Deferred tax assets and liabilities result from differences in the basis of assets and liabilities for tax and financial statement purposes. The components of the deferred tax assets/(liabilities) of continuing operations at December 31, were as follows (in millions):

	2022	2021
Deferred tax assets:		
Inventories	$ 9.6	$ 10.2
Lease liabilities	27.4	20.5
Income tax credits	22.8	22.8
Accrued liabilities	40.8	38.5
Pension	38.9	43.1
Basis difference in subsidiary	—	25.1
Post retirement and post employment benefits	4.5	4.9
Stock-based compensation	6.9	6.7
Loss carryforwards	14.2	17.3
Capitalized research expenditures	18.4	—
Miscellaneous other	16.4	17.0
Gross deferred tax assets	199.9	206.1
Valuation allowance	(32.2)	(32.6)
Total deferred tax assets, net of valuation allowance	167.7	173.5
Deferred tax liabilities:		
Liability on undistributed foreign earnings	(7.0)	(7.9)
Goodwill and intangibles	(185.0)	(205.2)
Right-of-use assets	(26.1)	(19.5)
Property, plant, and equipment	(57.9)	(50.4)
Total deferred tax liabilities	(276.0)	(283.0)
TOTAL NET DEFERRED TAX LIABILITY	$ (108.3)	$ (109.5)
Deferred taxes are reflected in the Consolidated Balance Sheet as follows:		
Non-current tax assets (included in Other long-term assets)	$ 5.5	$ 5.2
Non-current tax liabilities (included in Other Non-Current Liabilities)	(113.8)	(114.7)
TOTAL NET DEFERRED TAX LIABILITY	$ (108.3)	$ (109.5)

As of December 31, 2022, the Company had a total of $22.8 million of U.S. federal, state (net of federal benefit) and foreign tax credit carryforwards, available to offset future income taxes. As of December 31, 2022, $1.9 million of the tax credits may be carried forward indefinitely while the remaining $20.9 million will begin to expire at various times in 2023 through 2051. As of December 31, 2022, the Company had recorded tax benefits totaling $14.0 million for U.S. federal, state and foreign net operating loss carryforwards ("NOLs"). As of December 31, 2022, $5.5 million of NOLs may be carried forward indefinitely while the remaining $8.5 million will begin to expire at various times in 2023 through 2052. The tax benefit related to a portion of these NOLs has been adjusted to reflect an "ownership change" pursuant to Internal Revenue Code Section 382, which imposes an annual limitation on the utilization of pre-acquisition operating losses. The Company has recorded a net valuation allowance of $32.2 million on certain deferred tax assets including a portion of foreign and state tax credit carryforwards, capital loss carryforwards and NOLs that the Company anticipates will expire prior to utilization.

During 2022, the Company repatriated certain of its foreign earnings. As of December 31, 2022, the Company also anticipates repatriating certain of its foreign earnings in the future. The accompanying financial statements reflect the income tax expense associated with actual and anticipated remittances related to certain of our outside basis differences. The Company has not provided for the income tax effects of distributing the remaining approximately $400 million of undistributed foreign earnings as those amounts are either permanently reinvested or intended to be reinvested in our international operations. It is not practicable to estimate the tax cost associated with a remittance of such earnings.

Cash payments of income taxes were $168.0 million, $84.0 million and $96.2 million in 2022, 2021, and 2020, respectively.

The Company operates within multiple taxing jurisdictions and is subject to audit in these jurisdictions. The IRS and other tax authorities routinely audit the Company's tax returns. These audits can involve complex issues which may require an extended period of time to resolve. In January 2023 the Company completed its 2018 U.S. federal tax examination with no material adjustments. With few exceptions, the Company is no longer subject to state, local, or income tax examinations by tax authorities for years prior to 2018.

The following tax years, by major jurisdiction, are still subject to examination by taxing authorities:

Jurisdiction	Open Years
United States	2019-2022
UK	2021-2022
Puerto Rico	2018-2022
Canada	2018-2022

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in millions):

	2022	2021	2020
Unrecognized tax benefits at beginning of year	$ 41.2	$ 47.6	$ 41.9
Additions based on tax positions relating to the current year	12.1	6.1	7.4
Reductions based on expiration of statute of limitations	(4.8)	(10.3)	(6.2)
Additions/(Subtractions) to tax positions relating to previous years	(6.2)	(2.2)	4.5
Settlements	(0.2)	—	—
TOTAL UNRECOGNIZED TAX BENEFITS	**$ 42.1**	**$ 41.2**	**$ 47.6**

Included in the balance at December 31, 2022 are approximately $33.9 million of tax positions which, if in the future are determined to be recognizable, would affect the annual effective income tax rate. Additionally, there are $4.3 million of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty as to the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the applicable taxing authority to an earlier period. It is reasonably possible that in the next twelve months, because of changes in facts and circumstances, the unrecognized tax benefits may increase or decrease.

The Company estimates a possible decrease of approximately $5 million to $11 million within the next twelve months due to the expiration of the statute of limitations and audit resolutions.

The Company's policy is to record interest and penalties associated with the underpayment of income taxes within Provision for income taxes in the Consolidated Statement of Income. The Company recognized (benefit) expense, before federal tax impact, related to interest and penalties of $(1.0) million in 2022, $0.3 million in 2021 and $0.2 million in 2020. The Company had $6.7 million and $7.6 million accrued for the payment of interest and penalties as of December 31, 2022 and December 31, 2021, respectively.

The consolidated effective income tax rate varied from the United States federal statutory income tax rate of continuing operations for the years ended December 31, as follows:

	2022	2021	2020
Federal statutory income tax rate	21.0%	21.0%	21.0%
State income taxes, net of federal benefit	2.4	2.5	2.9
Foreign income taxes	(0.2)	(0.5)	(0.2)
Federal R&D Credit	(0.8)	(1.4)	(1.3)
Other, net	(1.1)	(2.4)	(1.2)
CONSOLIDATED EFFECTIVE INCOME TAX RATE	**21.3%**	**19.2%**	**21.2%**

The foreign income tax benefit shown is primarily due to lower statutory rates in foreign jurisdictions compared to the United States federal statutory income tax rate.

NOTE 15 Financial Instruments and Fair Value Measurement

Financial Instruments

Concentrations of Credit Risk: Financial instruments which potentially subject the Company to significant concentrations of credit risk consist of trade receivables, cash equivalents and investments. The Company grants credit terms in the normal course of business to its customers. Due to the diversity of its product lines, the Company has an extensive customer base including electrical distributors and wholesalers, electric utilities, equipment manufacturers, electrical contractors, telecommunication companies and retail and hardware outlets. We are not dependent on a single customer, however, the Company's top ten customers account for approximately 43% of its Net sales. As part of its ongoing procedures, the Company monitors the credit worthiness of its customers. Bad debt write-offs have historically been minimal. The Company places its cash and cash equivalents with financial institutions and limits the amount of exposure in any one institution.

At December 31, 2022 our accounts receivable balance was $741.6 million, net of allowances of $14.3 million. The allowance for doubtful accounts has not materially changed since December 31, 2021.

Fair Value: The carrying amounts reported in the Consolidated Balance Sheet for cash and cash equivalents, short-term investments, receivables, bank borrowings, accounts payable and accruals approximate their fair values given the immediate or short-term nature of these items. See also Note 8 — Investments.

Fair value measurements

At December 31, 2022 and 2021 the Company had $80.2 million and $78.5 million respectively, of investments carried on the balance sheet at fair value. Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The FASB fair value measurement guidance established a fair value hierarchy that prioritizes the inputs used to measure fair value. Refer to Note 8 — Investments for more information about these investments.

The three broad levels of the fair value hierarchy are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – Quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly

Level 3 – Unobservable inputs for which little or no market data exists, therefore requiring a company to develop its own assumptions

The following tables show, by level within the fair value hierarchy, the Company's financial assets and liabilities that are accounted for at fair value on a recurring basis at December 31, 2022 and 2021 (in millions):

Asset (Liability)	Quoted Prices in Active Markets for Identical Assets (Level 1)		Quoted Prices in Active Markets for Similar Assets (Level 2)		Unobservable inputs for which little or no market data exists (Level 3)		Total	
Money market funds[a]	$	147.9	$	—	$	—	$	147.9
Time Deposits[a]		—		4.8		—		4.8
Available for sale investments		—		61.4		—		61.4
Trading securities		18.8		—		—		18.8
Deferred compensation plan liabilities		(18.8)		—		—		(18.8)
Derivatives:								
Forward exchange contracts-Assets[b]		—		1.1		—		1.1
BALANCE AT DECEMBER 31, 2022	**$**	**147.9**	**$**	**67.3**	**$**	**—**	**$**	**215.2**
Money market funds[a]	$	58.5	$	—	$	—	$	58.5
Available-for-sale investments		—		54.0		—		54.0
Trading securities		24.5		—		—		24.5
Deferred compensation plan liabilities		(24.5)		—		—		(24.5)
Derivatives:								
Forward exchange contracts-Assets[b]		—		0.5		—		0.5
BALANCE AT DECEMBER 31, 2021	**$**	**58.5**	**$**	**54.5**	**$**	**—**	**$**	**113.0**

(a) Money market funds and time deposits are included in Cash and cash equivalents in the Consolidated Balance Sheet.
(b) Forward exchange contracts-Assets are reflected in Other current assets in the Consolidated Balance Sheet.

The methods and assumptions used to estimate the Level 2 fair values were as follows:

Forward exchange contracts – The fair value of forward exchange contracts were based on quoted forward foreign exchange prices at the reporting date.

Available-for-sale municipal bonds classified in Level 2 – The fair value of available-for-sale investments in municipal bonds is based on observable market-based inputs, other than quoted prices in active markets for identical assets.

Deferred compensation plan

The Company offers certain employees the opportunity to participate in non-qualified deferred compensation plans. A participant's deferrals are invested in a variety of participant-directed debt and equity mutual funds that are classified as trading securities. During 2022 and 2021, the Company purchased $2.2 million and $2.7 million, respectively, of trading securities related to these deferred compensation plans. As a result of participant distributions, the Company sold $4.2 million and $3.6 million of these trading securities in 2022 and 2021 respectively. The unrealized gains and losses associated with these trading securities are directly offset by the changes in the fair value of the underlying deferred compensation plan obligation.

Long-term Debt

As of December 31, 2022 and December 31, 2021, the carrying value of long-term debt, net of unamortized discount and debt issuance costs, was $1,437.9 million and $1,435.5 million, respectively. The estimated fair value of the long-term debt as of December 31, 2022 and December 31, 2021 was $1,306.5 million and $1,524.5 million, respectively, using quoted market prices in active markets for similar liabilities (Level 2).

NOTE 16 Commitments and Contingencies

Legal and Environmental

The Company is subject to various legal proceedings arising in the normal course of its business. These proceedings include claims for damages arising out of use of the Company's products, intellectual property, workers' compensation and environmental matters. The Company is self-insured up to specified limits for certain types of claims, including product liability and workers' compensation, and is fully self-insured for certain other types of claims, including environmental and intellectual property matters. The Company recognizes a liability for any contingency that in management's judgment is probable of occurrence and can be reasonably estimated. We continually reassess the likelihood of adverse judgments and outcomes in these matters, as well as estimated ranges of possible losses based upon an analysis of each matter which includes advice of outside legal counsel and, if applicable, other experts.

The Company is subject to environmental laws and regulations which may require that it investigate and remediate the effects of potential contamination associated with past and present operations as well as those acquired through business combinations. Environmental liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The Company continues to monitor these environmental matters and revalues its liabilities as necessary. Total environmental liabilities were $6.3 million and $6.4 million as of December 31, 2022 and 2021, respectively.

The Company accounts for conditional asset retirement and environmental obligations in accordance with the applicable accounting guidance. The accounting guidance defines "conditional asset retirement obligation" as a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. Asset retirement obligations were not material as of December 31, 2022 and 2021.

NOTE 17 Capital Stock

Activity in the Company's common shares outstanding is set forth below for the three years ended December 31, 2022 (in thousands):

	Common Stock
OUTSTANDING AT DECEMBER 31, 2019	**54,514**
Exercise of stock appreciation rights	87
Director compensation arrangements, net	9
Restricted/performance shares activity, net of forfeitures	132
Acquisition/surrender of shares	(359)
OUTSTANDING AT DECEMBER 31, 2020	**54,383**
Exercise of stock appreciation rights	147
Director compensation arrangements, net	7
Restricted/performance shares activity, net of forfeitures	101
Acquisition/surrender of shares	(120)
OUTSTANDING AT DECEMBER 31, 2021	**54,518**
Exercise of stock appreciation rights	62
Director compensation arrangements, net	6
Restricted/performance shares activity, net of forfeitures	86
Acquisition/surrender of shares	(983)
OUTSTANDING AT DECEMBER 31, 2022	**53,689**

For accounting purposes, the Company treats repurchased shares as constructively retired when acquired and accordingly charges the purchase price against Common Stock par value, Additional paid-in capital and Retained earnings to the extent required. Shares may be repurchased through the Company's stock repurchase program, acquired by the Company from employees or surrendered to the Company by employees in settlement of their minimum tax liability on vesting of restricted shares and performance shares under the Hubbell Incorporated 2005 Incentive Award Plan as amended and restated (the "Award Plan").

Shares of the Company's common stock were reserved at December 31, 2022 as follows (in thousands):

	Common Stock
Future grant of stock-based compensation	1,489
Shares reserved under other equity compensation plans	127
TOTAL	**1,616**

NOTE 18 Stock-Based Compensation

As of December 31, 2022, the Company had various stock-based awards outstanding which were issued to executives and other key employees. The Company recognizes the grant-date fair value of all stock-based awards to employees over their respective requisite service periods (generally equal to an award's vesting period), net of estimated forfeitures. A stock-based award is considered vested for expense attribution purposes when the employee's retention of the award is no longer contingent on providing subsequent service. For those awards that vest immediately upon retirement eligibility, the Company recognizes compensation cost immediately for retirement-eligible individuals or over the period from the grant date to the date retirement eligibility is achieved, if less than the stated vesting period.

The Company's long-term incentive program for awarding stock-based compensation includes a combination of restricted stock, stock appreciation rights ("SARs"), and performance shares of the Company's common stock pursuant to the Award Plan. Under the Award Plan, the Company may authorize up to 9.7 million shares of common stock to settle awards of restricted stock, performance shares, or SARs. The Company issues new shares to settle stock-based awards. In 2022, the Company's grant of stock-based awards included restricted stock, SARs and performance shares.

Stock-based compensation expense recognized by the Company was $24.5 million in 2022, $17.5 million in 2021 and $21.9 million in 2020. The total income tax benefit recognized was $3.9 million in 2022, $3.2 million in 2021, and $3.2 million in 2020. The net tax windfall recorded as a result of exercise or vesting (depending on the type of award) was $3.2 million, $6.8 million, and $3.4 million in 2022, 2021 and 2020, respectively. As of December 31, 2022, there was $18.1 million, pretax, of total unrecognized compensation cost related to non-vested share-based compensation arrangements. This cost is expected to be primarily recognized through 2025.

Stock-based compensation expense is recorded in S&A expense as well as Cost of goods sold. Of the total 2022 expense, $23.2 million was recorded to S&A expense and $1.3 million was recorded to Cost of goods sold. In 2021 and 2020, $15.8 million and $20.4 million, respectively, was recorded to S&A expense and $1.7 million and $1.5 million, respectively, was recorded to Cost of goods sold. Stock-based compensation costs capitalized to inventory was $0.4 million in each of 2022, 2021 and 2020.

Each of the compensation arrangements is discussed below.

Restricted Stock

The Company issues various types of restricted stock awards all of which are considered outstanding at the time of grant, as the award holders are entitled to dividends and voting rights. Unvested restricted stock awards are considered participating securities when computing earnings per share. Restricted stock grants are not transferable and are subject to forfeiture in the event of the recipient's termination of employment prior to vesting.

Restricted Stock Issued to Employees - Service Condition

Restricted stock awards that vest based upon a service condition are expensed on a straight-line basis over the requisite service period. These awards generally vest either in three equal installments on each of the first three anniversaries of the grant date or on the third year anniversary of the grant date. The fair value of these awards is measured by the average of the high and low trading prices of the Company's common stock on the most recent trading day immediately preceding the grant date ("measurement date").

Restricted Stock Issued to Non-employee Directors

In 2022, 2021 and 2020, each non-employee director received a restricted stock grant. These grants are made on the date of the annual meeting of shareholders and vest at the following year's annual meeting of shareholders, or upon certain other events. The grant is subject to forfeiture if the director's service terminates prior to the date of the next regularly scheduled annual meeting of shareholders. During 2022, 2021 and 2020, the Company granted 5,952 shares, 6,741 shares, and 7,413 shares, respectively, to non-employee directors.

Restricted Stock Issued to Employees and Non-employee Directors

Activity related to both employee and non-employee restricted stock for the year ended December 31, 2022 is as follows (in thousands, except per share amounts):

	Shares	Weighted Average Grant Date Fair Value/Share
RESTRICTED STOCK AT DECEMBER 31, 2021	**184**	**$ 141.99**
Shares granted	64	187.07
Shares vested	(56)	148.93
Shares forfeited	(13)	163.54
RESTRICTED STOCK AT DECEMBER 31, 2022	**179**	**$ 154.09**

The weighted average fair value per share of restricted stock granted in 2022, 2021 and 2020 was $187.07, $166.46 and $145.48, respectively. The total fair value of restricted stock vested in 2022, 2021 and 2020 was $8.4 million, $12.6 million and $7.8 million, respectively.

Stock Appreciation Rights

SARs grant the holder the right to receive, once vested, the value in shares of the Company's common stock equal to the positive difference between the grant price, as determined using the mean of the high and low trading prices of the Company's common stock on the measurement date, and the fair market value of the Company's common stock on the date of exercise. This amount is payable in shares of the Company's common stock. SARs vest and become exercisable in three equal installments during the first three years following the grant date and expire ten years from the grant date.

Activity related to SARs for the year ended December 31, 2022 is as follows (in thousands, except per share amounts):

	Number of Rights	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
OUTSTANDING AT DECEMBER 31, 2021	**907**	**$ 132.78**		
Granted	143	186.62		
Exercised	(245)	122.49		
Forfeited	(26)	170.12		
Canceled	—	—		
OUTSTANDING AT DECEMBER 31, 2022	**779**	**$ 144.66**	**6.8 years**	**$ 70,146**
EXERCISABLE AT DECEMBER 31, 2022	**452**	**$ 127.44**	**5.7 years**	**$ 48,506**

The aggregated intrinsic value of SARs exercised during 2022, 2021 and 2020 was $21.0 million, $46.8 million and $20.2 million, respectively.

The fair value of each SAR award was measured using the Black-Scholes option pricing model.

The following table summarizes the weighted-average assumptions used in estimating the fair value of the SARs granted during the years 2022, 2021 and 2020:

Grant Date	Expected Dividend Yield	Expected Volatility	Risk Free Interest Rate	Expected Term	Weighted Avg. Grant Date Fair Value of 1 SAR
2022	2.1%	27.4%	1.9%	4.9 years	$ 39.68
2021	2.4%	26.5%	0.6%	5.5 years	$ 29.58
2020	2.5%	23.5%	1.3%	5.5 years	$ 24.52

The expected dividend yield was calculated by dividing the Company's expected annual dividend by the average stock price for the past three months. Expected volatilities are based on historical volatilities of the Company's stock for a period consistent with the expected term. The expected term of SARs granted was based upon historical exercise behavior of SARs. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the award.

Performance Shares

Performance shares represent the right to receive a share of the Company's common stock subject to the achievement of certain market or performance conditions established by the Company's Compensation Committee and measured over a three year period. Partial vesting in these awards may occur after separation from the Company for retirement eligible employees. Shares are not vested until approved by the Company's Compensation Committee.

Performance Shares — Performance and Market Conditions

In February 2020 and December 2018, the Company granted performance share awards with a target payout of 63,868 and 60,008 shares, respectively, that will vest subject to a performance condition and service requirement. The number of shares vested is then modified by a market condition as described below.

Thirty-four percent of the award granted will vest based on Hubbell's compounded annual growth rate of Net sales as compared to that of the companies that comprise the S&P Capital Goods 900 index. Thirty-three percent of the award granted will vest based on achieved operating margin performance as compared to internal targets, and thirty-three percent of the award granted will vest based on achieved trade working capital as a percent of Net sales as compared to internal targets. Each of these performance conditions is measured over the same three-year performance period. The cumulative result of these performance conditions can result in a number of shares earned in the range of 0% - 200% of the target number of shares subject to the award. That cumulative performance achieved is then further modified based on the Company's three year TSR relative to the companies that constitute the S&P Capital Goods 900 index, to potentially increase or reduce the shares earned by a multiple of up to 1.5 or 1.2, depending on the award year.

The fair value of the award was determined based upon a lattice model. The Company expenses these awards on a straight-line basis over the requisite service period which includes an assessment of the performance achieved to date. The weighted average fair value per share was $151.78 for the awards granted in 2020 and $98.80 for the awards granted in 2018.

Grant Date	Shares Outstanding at 12/31/2022	Fair Value	Performance Period		Payout Range
2020	43,949	$ 151.78	Jan 2020-Dec 2022	0-200%	+ up to a multiple of 150x
2018	—	$ 98.80	Jan 2019-Dec 2021	0-200%	+ up to a multiple of 120x

During 2022, approximately 38,000 shares from the 2018 awards vested as a result of the cumulative achievement of the performance metrics, and the fair value of the awards at vesting was approximately $7.3 million.

Performance Shares — Market Condition

In February 2022 and 2021, the Company granted performance share awards with a target payout of 14,076 and 15,741 shares, respectively, that will vest subject to a market condition and service condition through the performance period. The market condition associated with the awards is the Company's total shareholder return ("TSR") compared to the TSR generated by the companies that comprise the S&P Capital Goods 900 index over a three year performance period. Performance at target will result in vesting and issuance of the number

of performance shares subject to the award, equal to 100% payout. Performance below or above target can result in issuance in the range of 0%-200% of the number of shares subject to the award. Expense is recognized irrespective of the market condition being achieved.

The fair value of the performance share awards with a market condition for these grants was determined based upon a lattice model. The following table summarizes the related assumptions used to determine the fair values of the performance share awards with a market condition granted during February 2022 and 2021:

Grant Date	Stock Price on Measurement Date	Dividend Yield	Expected Volatility	Risk Free Interest Rate	Expected Term	Weighted Avg. Grant Date Fair Value
February 2022	$ 185.87	2.3%	39.7%	1.6%	2.9 years	$ 221.94
February 2021	$ 163.26	2.4%	40.6%	0.2%	3 years	$ 198.89

Expected volatilities are based on historical volatilities of the Company's and members of the peer group's stock over the expected term of the award. The risk free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant for the expected term of the award.

Performance Shares — Performance Condition

In February 2022 and 2021, the Company granted performance share awards with a target payout of 28,628 and 31,543 shares, respectively, that will vest subject to an internal Company-based performance condition and service requirement.

Fifty percent of these performance shares subject to the award will vest based on Hubbell's compounded annual growth rate of Net sales as compared to that of the companies that comprise the S&P Capital Goods 900 index.

Fifty percent of these performance shares subject to the award will vest based on achieved operating profit margin performance as compared to internal targets. Each of these performance conditions is measured over the same three-year performance period. The cumulative result of these performance conditions can result in a number of shares earned in the range of 0%-200% of the target number of shares subject to the award.

The fair value of the award is measured based upon the average of the high and low trading prices of the Company's common stock on the measurement date reduced by the present value of dividends expected to be paid during the requisite service period. The Company expenses these awards on a straight-line basis over the requisite service period and including an assessment of the performance achieved to date. The weighted average fair value per share was $174.48 and $151.92 for the awards granted in 2022 and 2021, respectively.

Grant Date	Fair Value	Performance Period	Payout Range
February 2022	$ 174.48	Jan 2022-Dec 2024	0-200%
February 2021	$ 151.92	Jan 2021-Dec 2023	0-200%

NOTE 19   Earnings Per Share

The Company computes earnings per share using the two-class method, which is an earnings allocation formula that determines earnings per share for common stock and participating securities. Restricted stock granted by the Company is considered a participating security since it contains a non-forfeitable right to dividends.

The following table sets forth the computation of earnings per share for the three years ended December 31 (in millions, except per share amounts):

	2022		2021		2020
Numerator:					
Net income from continuing operations attributable to Hubbell Incorporated	$	511.3	$	365.0	$	330.0
Less: Earnings allocated to participating securities		(1.3)		(1.1)		(1.1)
Net income from continuing operations available to common shareholders	$	510.0	$	363.9	$	328.9
Net income from discontinued operations attributable to Hubbell Incorporated	$	34.6	$	34.5	$	21.2
Less: Earnings allocated to participating securities		(0.1)		(0.1)		(0.1)
Net income from discontinued operations available to common shareholders	$	34.5	$	34.4	$	21.1
Net income attributable to Hubbell Incorporated	$	545.9	$	399.5	$	351.2
Less: Earnings allocated to participating securities		(1.4)		(1.2)		(1.2)
Net income available to common shareholders	$	544.5	$	398.3	$	350.0
Denominator:					
Average number of common shares outstanding		53.7		54.3		54.2
Potential dilutive shares		0.4		0.4		0.3
Average number of diluted shares outstanding		54.1		54.7		54.5
Basic earnings per share:					
Basic earnings per share from continuing operations	$	9.49	$	6.70	$	6.07
Basic earnings per share from discontinued operations	$	0.64	$	0.63	$	0.39
Basic earnings per share	$	10.13	$	7.33	$	6.46
Diluted earnings per share:					
Diluted earnings per share from continuing operations	$	9.43	$	6.66	$	6.04
Diluted earnings per share from discontinued operations	$	0.64	$	0.62	$	0.39
Diluted earnings per share	$	10.07	$	7.28	$	6.43

The Company did not have any significant anti-dilutive securities in 2022, 2021 or 2020.

NOTE 20 Accumulated Other Comprehensive Loss

A summary of the changes in Accumulated other comprehensive loss (net of tax) for the three years ended December 31, 2022 is provided below (in millions):

(Debit) credit	Cash Flow Hedge (Loss) Gain	Unrealized Gain (Loss) on Available-for-Sale Securities	Pension and Post Retirement Benefit Plan Adjustment	Cumulative Translation Adjustment	Total
BALANCE AT DECEMBER 31, 2019	$ (0.5)	$ 0.6	$ (203.2)	$ (129.8)	$ (332.9)
Other comprehensive income (loss) before reclassifications	0.4	0.4	(21.6)	12.3	(8.5)
Amounts reclassified from accumulated other comprehensive loss	(0.6)	—	12.8	—	12.2
Current period other comprehensive income (loss)	(0.2)	0.4	(8.8)	12.3	3.7
BALANCE AT DECEMBER 31, 2020	$ (0.7)	$ 1.0	$ (212.0)	$ (117.5)	$ (329.2)
Other comprehensive income (loss) before reclassifications	0.4	(0.4)	1.1	(11.5)	(10.4)
Amounts reclassified from accumulated other comprehensive loss	0.7	—	8.1	—	8.8
Current period other comprehensive income (loss)	1.1	(0.4)	9.2	(11.5)	(1.6)
BALANCE AT DECEMBER 31, 2021	$ 0.4	$ 0.6	$ (202.8)	$ (129.0)	$ (330.8)
Other comprehensive income (loss) before reclassifications	1.2	(1.4)	(0.6)	(27.9)	(28.7)
Amounts reclassified from accumulated other comprehensive loss	(1.0)	—	14.8	0.5	14.3
Current period other comprehensive income (loss)	0.2	(1.4)	14.2	(27.4)	(14.4)
BALANCE AT DECEMBER 31, 2022	$ 0.6	$ (0.8)	$ (188.6)	$ (156.4)	$ (345.2)

A summary of the gain (loss) reclassifications out of Accumulated other comprehensive loss for the two years ended December 31 is provided below (in millions):

Details about Accumulated Other Comprehensive Loss Components		2022		2021	Location of Gain (Loss) Reclassified into Income
Cash flow hedges gain (loss):					
Forward exchange contracts	$	—	$	(0.1)	Net Sales
		1.2		(0.9)	Cost of goods sold
		1.2		(1.0)	Total before tax
		(0.2)		0.3	Tax (expense) benefit
	$	**1.0**	$	**(0.7)**	Gain (loss) net of tax
Amortization of defined benefit pension and post retirement benefit items:					
Prior-service credits	$	(0.4)[a]	$	(0.2)[a]	
Actuarial gains/(losses)		(10.6)[a]		(10.7)[a]	
Settlement and curtailment losses		(8.8)[a]		—[a]	
		(19.8)		(10.9)	Total before tax
		5.0		2.8	Tax benefit (expense)
	$	**(14.8)**	$	**(8.1)**	(Loss) gain net of tax
Reclassification of currency translation gain	$	(0.5)	$	—	Gain on disposition of business (Note 2)
		—		—	Tax benefit (expense)
		(0.5)		—	Gain (loss) net of tax
Gains (losses) reclassified into earnings	$	**(14.3)**	$	**(8.8)**	(Loss) gain net of tax

(a) These accumulated other comprehensive loss components are included in the computation of net periodic pension cost (see Note 12 — Retirement Benefits for additional details).

NOTE 21 Industry Segments and Geographic Area Information

Nature of Operations

Hubbell is a global manufacturer of quality electrical products and utility solutions for a broad range of customer and end-market applications. Products are either sourced complete, manufactured or assembled by subsidiaries in the United States, Canada, Puerto Rico, China, Mexico, the UK, Brazil, Australia, Spain and Ireland. Hubbell also participates in joint ventures in Hong Kong and the Philippines and maintains offices in Singapore, Italy, China, India, Mexico, South Korea, Chile and countries in the Middle East. Each of the above references to manufacturing locations, joint venture participation, and office locations relate to the three year period ending December 31, 2022.

The Company's reporting segments consist of the Utility Solutions segment and the Electrical Solutions segment, as described below.

The Utility Solutions segment consists of businesses that design, manufacture, and sell a wide variety of electrical distribution, transmission, substation, and telecommunications products, which support applications In Front of the Meter. This includes utility transmission & distribution (T&D) components such as arresters, insulators, connectors, anchors, bushings, enclosures cutoffs and switches. The Utility Solutions segment also offers solutions that serve The Edge of the utility infrastructure, including smart meters, communications systems, and protection and control devices. Hubbell Utility Solutions supports the electrical distribution, electrical transmission, water, gas distribution, telecommunications, and solar and wind markets.

Hubbell Electrical Solutions is positioned Behind the Meter, providing key components to building operators and industrial customers that enable them to manage their energy and operate critical infrastructure more efficiently and effectively. The Electrical Solutions segment comprises businesses that sell stock and custom products including standard and special application wiring device products, rough-in electrical products, connector and grounding products, and lighting fixtures, as well as other electrical equipment.

Products of the Electrical Solutions segment have applications in the light industrial, non-residential, wireless communications, transportation, data center, and heavy industrial markets. Electrical Solutions segment products are typically used in and around industrial, commercial and institutional facilities by electrical contractors, maintenance personnel, electricians, utilities, and telecommunications companies. In addition, certain of our businesses design and manufacture industrial controls and communication systems used in the non-residential and industrial markets. Many of these products are designed such that they can also be used in harsh and hazardous locations where a potential for fire and explosion exists due to the presence of flammable gasses and vapors. Harsh and hazardous products are primarily used in the oil and gas (onshore and offshore) and mining industries. We also offer a variety of lighting fixtures, wiring devices and electrical products that have residential and utility applications, including residential products with Internet-of-Things ("IoT") enabled technologies.

These products are sold under various brands and/or trademarks and are primarily sold through electrical and industrial distributors, home centers, retail and hardware outlets, lighting showrooms and residential product oriented internet sites. Special application products are primarily sold through wholesale distributors to contractors, industrial customers and original equipment manufacturers ("OEMs").

Financial Information

Financial information by industry segment, product class and geographic area for each of the three years ended December 31, 2022, 2021 and 2020 is summarized below (in millions). When reading the data the following items should be noted:

- Net sales comprise sales to unaffiliated customers — inter-segment and inter-area sales are not significant.
- Segment operating income consists of Net sales less operating expenses, including total corporate expenses, which are generally allocated to each segment on the basis of the segment's percentage of consolidated Net sales. Interest expense and investment income and other expense, net have not been allocated to segments as these items are centrally managed by the Company.
- General corporate assets not allocated to segments are principally cash, prepaid pensions, investments and deferred taxes. These assets have not been allocated as they are centrally managed by the Company.

INDUSTRY SEGMENT DATA

	2022	2021	2020
Net Sales:			
Utility Solutions	$ 2,871.1	$ 2,334.4	$ 2,079.4
Electrical Solutions	2,076.8	1,859.7	1,603.1
TOTAL NET SALES	**$ 4,947.9**	**$ 4,194.1**	**$ 3,682.5**
Operating Income:			
Utility Solutions	$ 438.2	$ 284.1	$ 305.6
Electrical Solutions	270.9	248.2	188.9
Operating Income	**$ 709.1**	**$ 532.3**	**$ 494.5**
Loss on disposition of business (Note 4)	—	(6.9)	—
Loss on extinguishment of debt (Note 13)	—	(16.8)	—
Pension charge (Note 12)	(7.0)	—	(7.6)
Interest expense, net	(49.6)	(54.7)	(60.1)
Other income (expense), net	4.5	5.4	(2.3)
INCOME BEFORE INCOME TAXES	**$ 657.0**	**$ 459.3**	**$ 424.5**
Assets:			
Utility Solutions	$ 3,011.9	$ 2,823.8	$ 2,812.4
Electrical Solutions	1,972.9	2,142.1	1,984.4
General Corporate	417.8	315.6	288.3
TOTAL ASSETS[1]	**$ 5,402.6**	**$ 5,281.5**	**$ 5,085.1**
Capital Expenditures:			
Utility Solutions	$ 86.9	$ 55.8	$ 55.9
Electrical Solutions	39.5	31.1	25.0
General Corporate	2.9	3.3	1.9
TOTAL CAPITAL EXPENDITURES	**$ 129.3**	**$ 90.2**	**$ 82.8**
Depreciation and Amortization:			
Utility Solutions	$ 99.2	$ 108.5	$ 103.2
Electrical Solutions	49.3	40.6	41.3
TOTAL DEPRECIATION AND AMORTIZATION	**$ 148.5**	**$ 149.1**	**$ 144.5**

GEOGRAPHIC AREA DATA

	2022	2021	2020
Net Sales:			
United States	$ 4,536.4	$ 3,809.8	$ 3,356.9
International	411.5	384.3	325.6
TOTAL NET SALES	**$ 4,947.9**	**$ 4,194.1**	**$ 3,682.5**
Operating Income:			
United States	$ 598.5	$ 439.6	$ 436.3
International	110.6	92.7	58.2
TOTAL OPERATING INCOME	**$ 709.1**	**$ 532.3**	**$ 494.5**
Long-lived Assets:			
United States	$ 2,983.5	$ 3,038.1	$ 3,113.7
International	392.3	359.0	378.7
TOTAL LONG-LIVED ASSETS[1]	**$ 3,375.8**	**$ 3,397.1**	**$ 3,492.4**

(1) Total Assets and Long-lived assets attributable to the Company's formerly owned Commercial and Industrial Lighting business, totaling $356.6 million and $177.1 million were included in total assets held for sale, and noncurrent portion respectively as of December 31, 2021 on the Company's Consolidated Balance Sheets. See Note 2, Discontinued Operations, for further information on the Company's sale of the C&I Lighting business.

On a geographic basis, the Company defines "international" as operations based outside of the United States and its possessions. As a percentage of total Net sales, shipments from foreign operations directly to third parties were 8% in 2022, 9% in 2021 and 9% in 2020, with the UK and Canadian operations representing approximately 32%, and 31% respectively, of 2022 total international Net sales.

Long-lived assets, excluding deferred tax assets, of international subsidiaries were 12% of the consolidated total in 2022, 11% in 2021 and 11% in 2020, with the UK, Spain, and Canada operations representing approximately 26%, 17%, and 16%, respectively, of the 2022 international total. Export sales from United States operations were $253.0 million in 2022, $227.0 million in 2021 and $233.8 million in 2020.

NOTE 22   Guarantees

The Company records a liability equal to the fair value of guarantees in the Consolidated Balance Sheet in accordance with the accounting guidance for guarantees. When it is probable that a liability has been incurred and the amount can be reasonably estimated, the Company accrues for costs associated with guarantees. The most likely costs to be incurred are accrued based on an evaluation of currently available facts and, where no amount within a range of estimates is more likely, the minimum is accrued.

As of December 31, 2022, the fair value and maximum potential payment related to the Company's guarantees were not material.

The Company offers product warranties which cover defects on most of its products. These warranties primarily apply to products that are properly installed, maintained and used for their intended purpose. The Company accrues estimated warranty costs at the time of sale. Estimated warranty expenses, recorded in cost of goods sold, are based upon historical information such as past experience, product failure rates, or the estimated number of units to be repaired or replaced. Adjustments are made to the product warranty accrual as claims are incurred, additional information becomes known or as historical experience indicates.

Changes in the accrual for product warranties in 2022 are set forth below (in millions):

BALANCE AT DECEMBER 31, 2020	**$ 72.7**
Provision	8.8
Expenditures/other	(15.4)
BALANCE AT DECEMBER 31, 2021	**$ 66.1**
Provision	12.7
Expenditures/other	(32.6)
BALANCE AT DECEMBER 31, 2022[a]	**$ 46.2**

(a) Refer to Note 10 – Other Accrued Liabilities and Note 11 – Other Non-Current Liabilities for a breakout of short-term and long-term warranties.

NOTE 23 Restructuring Costs

During 2022, we incurred costs for restructuring actions initiated in 2022 as well as costs relating to restructuring actions initiated in the prior year. Our restructuring actions are associated with cost reduction efforts that include the consolidation of manufacturing and distribution facilities, as well as, workforce reductions and the sale or exit of business units we determine to be non-strategic. Restructuring costs are primarily severance and employee benefits, asset impairments, as well as facility closure, contract termination and certain pension costs that are directly related to

restructuring actions. These costs are predominantly settled in cash from our operating activities and are generally settled within one year, with the exception of asset impairments, which are non-cash.

Pre-tax restructuring costs incurred in each of our segments and the location of the costs in the Consolidated Statement of Income for the years ended December 31, 2022, 2021 and 2020 are as follows (in millions):

	Twelve Months Ended December 31, 2022			Twelve Months Ended December 31, 2021			Twelve Months Ended December 31, 2020		
	Utility Solutions	Electrical Solutions	Total	Utility Solutions	Electrical Solutions	Total	Utility Solutions	Electrical Solutions	Total
Restructuring costs									
Cost of goods sold	$ 4.5	$ 5.4	$ 9.9	$ 1.3	$ 1.1	$ 2.4	$ 9.2	$ 7.1	$ 16.3
S&A expense	(0.5)	0.9	0.4	1.1	0.4	1.5	1.2	2.9	4.1
TOTAL RESTRUCTURING COSTS	**$ 4.0**	**$ 6.3**	**$ 10.3**	**$ 2.4**	**$ 1.5**	**$ 3.9**	**$ 10.4**	**$ 10.0**	**$ 20.4**

The following table summarizes the accrued liabilities for our restructuring actions (in millions):

	Beginning Accrued Restructuring Balance 1/1/22		Pre-tax Restructuring Costs		Utilization and Foreign Exchange		Ending Accrued Restructuring Balance 12/31/22	
2022 Restructuring Actions								
Severance	$	—	$	6.9	$	(1.3)	$	5.6
Asset write-downs		—		0.8		(0.8)		—
Facility closure and other costs		—		3.5		(3.2)		0.3
TOTAL 2022 RESTRUCTURING ACTIONS	**$**	**—**	**$**	**11.2**	**$**	**(5.3)**	**$**	**5.9**
2021 and Prior Restructuring Actions								
Severance	$	4.1	$	(0.4)	$	(1.8)	$	1.9
Asset write-downs		—		—		—		—
Facility closure and other costs		0.1		(0.5)		0.5		0.1
TOTAL 2021 AND PRIOR RESTRUCTURING ACTIONS	**$**	**4.2**	**$**	**(0.9)**	**$**	**(1.3)**	**$**	**2.0**
TOTAL RESTRUCTURING ACTIONS	**$**	**4.2**	**$**	**10.3**	**$**	**(6.6)**	**$**	**7.9**

The actual and expected pre-tax costs for our restructuring actions are as follows (in millions):

	Expected Costs		Costs incurred in 2020		Costs incurred in 2021		Costs incurred in 2022		Remaining costs at 12/31/22	
2022 Restructuring Actions										
Utility Solutions	$	5.0	$	—	$	—	$	4.7	$	0.3
Electrical Solutions		10.2		—		—		6.5		3.7
TOTAL 2022 RESTRUCTURING ACTIONS	**$**	**15.2**	**$**	**—**	**$**	**—**	**$**	**11.2**	**$**	**4.0**
2021 Restructuring Actions										
Utility Solutions	$	3.7	$	—	$	1.8	$	(0.7)	$	2.6
Electrical Solutions		0.4		—		0.6		(0.2)		—
TOTAL 2021 RESTRUCTURING ACTIONS	**$**	**4.1**	**$**	**—**	**$**	**2.4**	**$**	**(0.9)**	**$**	**2.6**
2020 and Prior Restructuring Actions										
Utility Solutions	$	11.0	$	10.4	$	0.6	$	—	$	—
Electrical Solutions		10.9		10.0		0.9		—		—
TOTAL 2020 AND PRIOR RESTRUCTURING ACTIONS	**$**	**21.9**	**$**	**20.4**	**$**	**1.5**	**$**	**—**	**$**	**—**
TOTAL RESTRUCTURING ACTIONS	**$**	**41.2**	**$**	**20.4**	**$**	**3.9**	**$**	**10.3**	**$**	**6.6**

NOTE 24 Leases

Our operating leases primarily consist of office space, certain manufacturing facilities, and vehicles. Our finance leases are not material. The term of our operating leases is generally 10 years or less, in some cases, with options to extend the term for up to 5 years, or options to terminate after one year without penalty. In general, our vehicle lease payments contain a monthly base rent payment which is adjusted based on changes to the LIBOR rate over the lease term. Certain other lease agreements contain variable payments related to a consumer price index or similar metric. Any change in payment amounts as a result of a change in a rate or index are considered variable lease payments and recognized as profit or loss when incurred.

Rent expense for operating leases in the Consolidated Statements of Income for the years ended December 31, 2022, December 31, 2021, and December 31, 2020 were $35.7 million, $34.1 million, and $35.5 million, respectively. Cash paid for operating leases for the year ended December 31, 2022 and December 31, 2021 were $36.3 million and $36.7 million reported as cash outflows from operating activities in the Consolidated Statements of Cash Flows. Right-of-use ("ROU") assets obtained in exchange for lease obligations for the year ended December 31, 2022 and December 31, 2021 were $58.9 million and $17.8 million, respectively, which includes $7.4 million related to acquisitions in 2022.

Amounts recognized for operating leases in the Consolidated Balance Sheets is as follows (in millions):

	December 31, 2022	December 31, 2021
Operating lease right-of-use assets	$ 108.0	$ 81.3
TOTAL ASSETS	**$ 108.0**	**$ 81.3**
Other accrued liabilities	$ 30.5	$ 27.1
Other non-current liabilities	84.9	58.3
TOTAL LIABILITIES	**$ 115.4**	**$ 85.4**

The weighted average remaining lease term as of December 31, 2022 and December 31, 2021 for operating leases were 5.5 and 4 years, respectively. The weighted average discount rate used to measure the ROU asset and lease liability for operating leases was 3.2% as of December 31, 2022 and 2.7% as of December 31, 2021.

Future maturities of our operating lease liabilities as of December 31, 2022 are as follows (in millions):

	2023	2024	2025	2026	2027	Thereafter	Total Payments	Imputed Interest	Total
Operating Leases	33.8	23.9	17.7	14.3	12.3	24.5	126.5	(11.1)	$ 115.4

Future maturities of our operating lease liabilities as of December 31, 2021 are as follows (in millions):

	2022	2023	2024	2025	2026	Thereafter	Total Payments	Imputed Interest	Total
Operating Leases	29.0	22.9	13.6	8.8	6.4	9.2	89.9	(4.5)	$ 85.4

Item 9   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A   Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures which, by their nature, can provide only reasonable assurance that the controls and procedures will meet their objectives.

During the year ended December 31, 2022, the Company acquired PCX Holdings LLC, Ripley Tools, LLC and Nooks Hill Road, LLC, and REF Automation Limited and REF Alabama Inc. for an aggregate of $177.1 million. Because the Company has not yet fully incorporated the internal controls and procedures of the acquired entities into the Company's internal control over financial reporting, management excluded these business from its assessment of the effectiveness of internal control over financial reporting as of December 31, 2022. These entities accounted for 2% of the Company's total assets excluding intangibles and goodwill as of December 31, 2022 and less than 1% of the Company's net sales for the year then ended December 31, 2022.

The Company carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), as of the end of the period covered by this report on Form 10-K. Based upon that evaluation, each of the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective at a reasonable assurance level. Management's annual report on internal control over financial reporting and the independent registered public accounting firm's audit report on the effectiveness of our internal control over financial reporting as of December 31, 2022 are included in Item 8 of this Annual Report on Form 10-K.

There has been no change in the Company's internal control over financial reporting that occurred during the fiscal year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B   Other Information

Not applicable.

Item 9C   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10   Directors, Executive Officers and Corporate Governance[1]

Item 11   Executive Compensation[2]

Item 12   Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Equity Compensation Plan Information

The following table provides information as of December 31, 2022 with respect to the Company's common stock that may be issued under the Company's equity compensation plans (in thousands, except per share amounts):

	A	B	C
Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A)
Equity Compensation Plans Approved by Shareholders[a]	1,016 [c][d]	$ 144.66 [e]	1,489 [c]
Equity Compensation Plans Not Requiring Shareholder Approval[b]	53 [c][f]	—	127 [c]
TOTAL	**1,069**	**$ 144.66**	**1,616**

(a) The Company's (1) Stock Option Plan for Key Employees and (2) 2005 Incentive Award Plan as amended and restated.

(b) The Company's Deferred Compensation Plan for Directors as amended and restated. For a description of the material features of the plan, the information is incorporated by reference to the subheading "Deferred Compensation Plan" of the definitive proxy statement for the Company's 2023 annual meeting of shareholders.

(c) Hubbell Common Stock.

(d) Includes approximately 150,000 performance share awards assuming a maximum payout target. The maximum payout target may not be achieved for all of these awards.

(e) Weighted average exercise price excludes performance share awards included in column A.

(f) Represents amount of shares currently deferred under this plan. These shares are not included in the total weighted average exercise price included in column B.

The remaining information required by this item is incorporated by reference to the subheading "Voting Rights and Security Ownership of Certain Beneficial Owners and Management" of the definitive proxy statement for the Company's 2023 annual meeting of shareholders.

---

(1) Certain of the information required by this item regarding executive officers is included under the subheading "Information about our Executive Officers" at the end of Part I of this Form 10-K and the remaining required information is incorporated by reference from our definitive proxy statement to be filed in connection with the Company's 2023 annual meeting of shareholders.

(2) The information required by this item is incorporated by reference from our definitive proxy statement to be filed in connection with the Company's 2023 annual meeting of shareholders.

Item 13 Certain Relationships and Related Transactions and Director Independence[3]

Item 14 Principal Accountant Fees and Services[4]

---

(3) The information required by this item is incorporated by reference from our definitive proxy statement to be filed in connection with the Company's 2023 annual meeting of shareholders.

(4) The information required by this item is incorporated by reference from our definitive proxy statement to be filed in connection with the Company's 2023 annual meeting of shareholders.

PART IV

Item 15   Exhibits and Financial Statement Schedule

1.   Financial Statements and Schedule

Financial statements and schedule listed in the Index to Financial Statements and Schedule are filed as part of this Annual Report on Form 10-K.

2.   Exhibits

Number	Description	Form	File No.	Exhibit	Filing Date	Filed/ Furnished Herewith
		Incorporated by Reference				
3.1	Amended and Restated Certificate of Incorporation, as amended and restated as of December 23, 2015	8-A12B	001-02958	3.1	12/23/2015	
3.2	Amended and Restated By-Laws of Hubbell Incorporated, as amended on May 7, 2013	8-K	001-02958	3.1	5/10/2013	
4.1	Senior Indenture, dated as of September 15, 1995, between Hubbell Incorporated and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A.(successor as trustee to JPMorgan Chase Bank N.A. (formerly known as JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank, formerly known as Chemical Bank)), as trustee	S-4	333-90754	4a	6/18/2002	
4.2	Second Supplemental Indenture, dated as of November 17, 2010, between Hubbell Incorporated and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A.(successor as trustee to JPMorgan Chase Bank N.A. (formerly known as JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank, formerly known as Chemical Bank)), as trustee, including the form of 3.625% Senior Notes due 2022	8-K	001-02958	4.2	11/17/2010	
4.3	Third Supplemental Indenture, dated as of March 1, 2016, between Hubbell Incorporated and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A. (successor as trustee to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank, formerly known as Chemical Bank))), as trustee	8-K	001-02958	4.2	3/1/2016	
4.4	Form of 3.350% Senior Notes due 2026	8-K	001-02958	4.3	3/1/2016	
4.5	Fourth Supplemental Indenture, dated as of August 3, 2017, between Hubbell Incorporated and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A. (successor as trustee to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank, formerly known as Chemical Bank))), as trustee.	8-K	001-02958	4.2	8/3/2017	

Number	Description	Incorporated by Reference				Filed/ Furnished Herewith
		Form	File No.	Exhibit	Filing Date	
4.6	Form of 3.150% Senior Notes due 2027	8-K	001-02958	4.3	8/3/2017	
4.7	Fifth Supplemental Indenture, dated as of February 2, 2018, between Hubbell Incorporated and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A. (successor as trustee to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank, formerly known as Chemical Bank))), as trustee.	8-K	001-02958	4.2	2/2/2018	
4.8	Form of 3.500% Senior Notes due 2028	8-K	001-02958	4.3	2/2/2018	
4.9	Sixth Supplemental Indenture, dated as of March 12, 2021, between Hubbell Incorporated and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A. (successor as trustee to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank, formerly known as Chemical Bank))), as trustee.	8-K	001-02958	4.2	3/12/2021	
4.10	Form of 2.300% Senior Notes due 2031.	8-K	001-02958	4.2	3/12/2021	
4.11	Description of Registered Securities	10-K	001-02958	4.1	2/14/2020	
10.1[†]	Hubbell Incorporated Retirement Plan for Directors, as amended and restated effective January 1, 2005	10-Q	001-02958	10i	10/26/2007	
10.2[†]	Hubbell Incorporated Deferred Compensation Plan for Directors, as amended and restated effective December 23, 2015	S-8POS	333-206898	4.4	12/24/2015	
10.3[†]	Hubbell Incorporated Executive Deferred Compensation Plan, as amended and restated effective January 1, 2016	10-K	001-02958	10.5	2/18/2016	
10.3(a)[†]	Amendment 1, dated December 4, 2019, to Hubbell Incorporated Executive Deferred Compensation Plan, as amended and restated effective January 1, 2016	10-K	001-02958	10.4(a)	2/14/2020	
10.4[†]	Hubbell Incorporated Amended and Restated Top Hat Restoration Plan, as amended and restated effective January 1, 2005	10-Q	001-02958	10w	10/26/2007	
10.4(a)[†]	Amendment, dated December 28, 2010, to Hubbell Incorporated Amended and Restated Top Hat Restoration Plan, as amended and restated effective January 1, 2005	10-K	001-02958	10w(1)	2/16/2011	
10.4(b)[†]	Second Amendment, dated January 17, 2017, to Hubbell Incorporated Amended and Restated Top Hat Restoration Plan, as amended and restated effective January 1, 2005	10-K	001-02958	10.5(b)	2/16/2017	
10.4(c)[†]	Third Amendment, dated December 4, 2019, to Hubbell Incorporated Amended and Restated Top Hat Restoration Plan, as amended and restated effective January 1, 2005	10-K	001-02958	10.5(c)	2/14/2020	
10.5[†]	Hubbell Incorporated Incentive Compensation Plan, adopted effective January 1, 2002	10-K	001-02958	10z	3/20/2002	
10.5(a)[†]	First Amendment, dated December 4, 2019, to Hubbell Incorporated Incentive Compensation Plan, adopted effective January 1, 2002	10-K	001-02958	10.6(a)	2/14/2020	
10.6[†]	Hubbell Incorporated 2005 Incentive Award Plan, as amended and restated effective December 4, 2019	10-K	001-02958	10.7	2/14/2020	
10.7[†]	Form of Restricted Stock Award Agreement for Directors under the Hubbell Incorporated 2005 Incentive Award Plan, as amended and restated	10-Q	001-02958	10.8	7/19/2013	

		Incorporated by Reference				Filed/
Number	Description	Form	File No.	Exhibit	Filing Date	Furnished Herewith
10.8†	Form of 2020-2022 Performance Share Award Agreement under the Hubbell Incorporated 2005 Incentive Award Plan, as amended and restated					*
10.9†	Form of 2021-2023 Performance Share Award Agreement under the Hubbell Incorporated 2005 Incentive Award Plan, as amended and restated					*
10.10†	Form of 2022-2024 Performance Share Award Agreement under the Hubbell Incorporated 2005 Incentive Award Plan, as amended and restated					*
10.11†	Form of Restricted Stock Award Agreement under the Hubbell Incorporated 2005 Incentive Award Plan, as amended and restated (cliff)					*
10.12†	Form of Restricted Stock Award Agreement under the Hubbell Incorporated 2005 Incentive Award Plan, as amended and restated (incremental)					*
10.13†	Form of Stock Appreciation Rights Award Agreement under the Hubbell Incorporated 2005 Incentive Award Plan, as amended and restated					*
10.14†	Hubbell Incorporated Defined Contribution Restoration Plan, as amended and restated effective December 8, 2015	10-K	001-02958	10.16	2/18/2016	
10.14(a)†	First Amendment, dated January 17, 2017 and effective as of January 1, 2017, to Hubbell Incorporated Defined Contribution Restoration Plan, as amended and restated effective December 8, 2015	10-K	001-02958	10.14(a)	2/16/2017	
10.14(b)†	Second Amendment, dated December 4, 2019, to Hubbell Incorporated Defined Contribution Restoration Plan, as amended and restated effective December 8, 2015	10-K	001-02958	10.12(b)	2/14/2020	
10.14(c)†	Third Amendment, dated February 10, 2021, to Hubbell Incorporated Defined Contribution Restoration Plan, as amended and restated effective December 8, 2015.	10-Q	001-02958	10.2	4/28/2021	
10.15†	Hubbell Incorporated Policy for Providing Severance Payments to Senior Employees, as amended and restated effective December 4, 2019.	10-K	001-02958	10.14	2/14/2020	
10.16†	Grantor Trust for Senior Management Plans Trust Agreement between Hubbell Incorporated and The Bank of New York, as trustee, as amended and restated effective December 8, 2015	10-K	001-02958	10.18	2/18/2016	
10.17†	Grantor Trust for Non-Employee Director Plans Trust Agreement between Hubbell Incorporated and The Bank of New York, as amended and restated effective December 8, 2015	10-K	001-02958	10.19	2/18/2016	
10.18†	Trust Agreement by and between Hubbell Incorporated and MG Trust Company d/b/a Matrix Trust Company, as Trustee, as amended and restated effective November 6, 2015	10-K	001-02958	10.20	2/18/2016	
10.19†	Amended and Restated Change in Control Severance Agreement, dated as of December 29, 2022, between Hubbell Incorporated and Gerben W. Bakker	8-K	001-02958	10.1	12/30/2022	
10.20†	Change in Control Severance Agreement, dated as of December 29, 2022, between Hubbell Incorporated and Allan J. Connolly	8-K	001-02958	10.2	12/30/2022	

Number	Description	Incorporated by Reference				Filed/ Furnished Herewith
		Form	File No.	Exhibit	Filing Date	
10.21†	Amended and Restated Change in Control Severance Agreement, dated as of December 29, 2022, between Hubbell Incorporated and Katherine A. Lane	8-K	001-02958	10.3	12/30/2022	
10.22†	Amended and Restated Change in Control Severance Agreement, dated as of December 29, 2022, between Hubbell Incorporated and William R. Sperry	8-K	001-02958	10.4	12/30/2022	
10.23	Credit Agreement dated as of January 31, 2018, among Hubbell Incorporated, Hubbell Power Holdings S.à r.l., Harvey Hubbell Holdings S.à r.l., the Lenders party hereto, the Issuing Banks party hereto and JPMorgan Chase Bank, N.A., as Administrative Agent.	8-K	001-02958	99.2	1/31/2018	
10.24	First Amendment, dated as of January 10, 2018, by and among Hubbell Incorporated, Hubbell Power Holdings S.à r.l., and Harvey Hubbell Holdings S.à r.l, the lenders party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent.	8-K	001-02958	10.1	1/11/2018	
21.1	List of subsidiaries					*
23.1	Consent of PricewaterhouseCoopers LLP					*
31.1	Certification of Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
31.2	Certification of Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					*
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					**
101	The following materials from Hubbell Incorporated's Annual Report on Form 10-K for the year ended December 31, 2022 formatted in Inline Extensible Business Reporting Language (iXBRL): (i) the Consolidated Statements of Income, (ii) the Consolidated Statements of Comprehensive Income, (iii) the Consolidated Balance Sheets, (iv) the Consolidated Statements of Cash Flows, (v) the Consolidated Statements of Changes in Equity, and (vi) Notes to the Consolidated Financial Statements.					*
104	The cover page of this Annual Report on Form 10-K for the year end December 31, 2022, formatted in Inline XBRL (included within the Exhibit 101 attachments)					*

†   A management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(a)(3) of Form 10-K.

††   Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplemental copies of such omitted schedules and exhibits to the Securities and Exchange Commission upon request.

*   Filed herewith.

**   Furnished herewith.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUBBELL INCORPORATED

By	/s/ JONATHAN M. DEL NERO	By	/s/ WILLIAM R. SPERRY
	Jonathan M. Del Nero *Vice President, Controller*		**William R. Sperry** *Executive Vice President and* *Chief Financial Officer*

Date: February 9, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.[1]

		Title	Date
By	/s/ G. W. BAKKER **G. W. Bakker**	*Chairman of the Board, President and Chief Executive Officer*	2/9/2023
By	/s/ W. R. SPERRY **W. R. Sperry**	*Executive Vice President and Chief Financial Officer*	2/9/2023
By	/s/ J. M. DEL NERO **J. M. Del Nero**	*Vice President, Controller (Principal Accounting Officer)*	2/9/2023
By	/s/ C. M. CARDOSO **C. M. Cardoso**	*Director*	2/9/2023
By	/s/ A. J. GUZZI **A. J. Guzzi**	*Director*	2/9/2023
By	/s/ R. A. HERNANDEZ **R. A. Hernandez**	*Director*	2/9/2023
By	/s/ N. J. KEATING **N. J. Keating**	*Director*	2/9/2023
By	/s/ B. C. LIND **B. C. Lind**	*Director*	2/9/2023
By	/s/ J. F. MALLOY **J. F. Malloy**	*Director*	2/9/2023
By	/s/ J. M. POLLINO **J. M. Pollino**	*Director*	2/9/2023
By	/s/ J. G. RUSSELL **J. G. Russell**	*Director*	2/9/2023

(1) *As of February 9, 2023.*

Valuation and Qualifying Accounts and Reserves for the Years Ended December 31, 2020, 2021 and 2022

Reserves deducted in the balance sheet from the assets to which they apply (in millions):

	Balance at Beginning of Year	Additions / (Reversals) Charged to Costs and Expenses	Deductions	Balance at End of Year
Allowances for doubtful accounts receivable:				
Year 2020[a]	$ 8.0	$ 4.0	$ (1.4)	$ 10.6
Year 2021	$ 10.6	$ 2.0	$ (2.0)	$ 10.6
Year 2022	$ 10.6	$ 7.2	$ (3.5)	$ 14.3
Allowance for credit memos, returns and cash discounts:				
Year 2020	$ 33.5	$ 267.9	$ (269.5)	$ 31.9
Year 2021	$ 31.9	$ 296.5	$ (293.7)	$ 34.7
Year 2022	$ 34.7	$ 365.1	$ (355.7)	$ 44.1
Valuation allowance on deferred tax assets:				
Year 2020	$ 25.9	$ 3.6	$ —	$ 29.5
Year 2021	$ 29.5	$ 3.1	$ —	$ 32.6
Year 2022	$ 32.6	$ (0.4)	$ —	$ 32.2

(a) The cumulative effect of the adoption of ASC 326 resulted in a $1.2 million increase to the opening balance.

Corporate **Information**

SENIOR LEADERSHIP

Gerben W. Bakker
Chairman, President and
Chief Executive Officer

Alexis P. Bernard
Chief Technology
Officer

Allan J. Connolly
President,
Utility Solutions Segment

Jonathan M. Del Nero
Vice President,
Corporate Controller

Alyssa R. Flynn
Chief Human Resources
Officer

Katherine A. Lane
Senior Vice President,
General Counsel and Secretary

Drew M. Marquardt
Chief Information Officer

Akshay Mittal
Global Operations
President

Jonathon B. Murphy
Treasurer

William R. Sperry
Executive Vice President,
Chief Financial Officer

Terriel D. Watson
Vice President,
Customer Experience

ANNUAL MEETING

The next annual meeting of the shareholders of Hubbell Incorporated will be held at **Hubbell Incorporated, 40 Waterview Drive, Shelton, CT 06484 at 9:00 a.m., Tuesday, May 2, 2023.** A formal notice of the meeting and proxy materials will be available to each shareholder at **www.proxyvote.com**, and will be mailed to any shareholder who requests a printed copy.

SHAREHOLDER SERVICES

As a Hubbell shareholder, you are invited to take advantage of our convenient shareholder services or request more information about Hubbell Incorporated. Computershare, our transfer agent, maintains the records for our registered shareholders and can help you with a variety of shareholder-related services at no charge, including:

- Change of name or address
- Consolidation of accounts
- Duplicate mailings
- Dividend reinvestment enrollment

- Lost stock certificates
- Transfer of stock to another person
- Additional administrative services

Access your investor statements online 24 hours a day, seven days a week. Enrollment is quick and easy. For more information, go to: **www.computershare.com/investor.**

REGISTRAR AND TRANSFER AGENT

Computershare
800-874-1136
www.computershare.com/investor

By Regular Mail:
Computershare
PO Box 43078
Providence, RI 02940-3078

By Overnight Mail:
Computershare
150 Royall St., Suite 101
Canton, MA 02021

MARKET LISTING

Ticker: **HUBB**
The New York Stock Exchange
11 Wall Street
New York, NY 10005

DIVIDEND REINVESTMENT PLAN

A Dividend Reinvestment Plan is available to shareholders of Hubbell Incorporated.
For details, contact:

Corporate Secretary
Hubbell Incorporated
40 Waterview Drive, Shelton, CT 06484



HUBBELL INCORPORATED

40 WATERVIEW DRIVE
SHELTON, CT 06484

HUBBELL.COM